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As filed with the Securities and Exchange Commission on February 26, 2020

                          1933 Act File No. 333-212537
                          1940 Act File No. 811-23172

                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

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                                    FORM N-2

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                        (Check appropriate box or boxes)

[X]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ]  PRE-EFFECTIVE AMENDMENT NO.  ____

[X]  POST-EFFECTIVE AMENDMENT NO. 2

                                      AND/OR

[X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X]  AMENDMENT NO. 5

                           PIONEER ILS BRIDGE FUND
                Exact Name of Registrant as Specified in Charter

                  60 State Street, Boston, Massachusetts 02109
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

                                 (617) 742-7825
               Registrant's Telephone Number, including Area Code

                               Terrence J. Cullen
                       Amundi Pioneer Asset Management, Inc.,
                  60 State Street, Boston, Massachusetts 02109
 Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

                          Copies of Communications to:
                              Roger P. Joseph, Esq.
                           Morgan, Lewis & Bockius LLP
                               One Federal Street
                                Boston, MA 02110

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Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box)

[ ] when declared effective pursuant to section 8(c)

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.
________________________________________

[ ]  immediately upon filing pursuant to paragraph (b)

[X]  on March 1, 2020 pursuant to paragraph (b)

[  ]  60 days after filing pursuant to paragraph (a)

[  ]  on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ] This Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is _______.

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   CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

This Registration Statement carries forward the $30,100,000 Common Shares of beneficial interest, no par value per share, of the Registrant that were previously registered and for which $37,450.70 of registration fees were paid.

PIONEER ILS BRIDGE FUND
(30,100,000 shares)
$10.00 per share

                                                                      Prospectus

                                                                   March 1, 2020

Pioneer ILS Bridge Fund is a newly organized, non-diversified, closed-end management investment company.

INVESTMENT OBJECTIVE. The fund's investment objective is total return. There can be no assurance that the fund will achieve its investment objective.

PRINCIPAL INVESTMENT STRATEGIES. The fund invests primarily in insurance-linked securities ("ILS"). ILS include event-linked bonds (also known as insurance-linked bonds or catastrophe bonds), quota share instruments (also known as "reinsurance sidecars"), collateralized reinsurance investments, industry loss warranties, event-linked swaps, securities of companies in the insurance or reinsurance industries, and other insurance- and reinsurance-related securities.

Because ILS are typically rated below investment grade or unrated, a substantial portion of the fund's assets ordinarily will consist of below investment grade (high yield) debt securities. Investment in securities of below investment grade quality, commonly referred to as "junk bonds," involves substantial risk of loss.

The fund is intended to serve as a vehicle to allow investors to maintain or increase their exposure to the reinsurance asset class, particularly following the occurrence of a major catastrophic event in a heavily insured region that materially impacts the need for capital by reinsurance companies.


INVESTMENT ADVISER. Amundi Pioneer Asset Management, Inc. ("Amundi Pioneer" or the "Adviser") is the fund's investment adviser. Amundi Pioneer is an indirect, wholly owned subsidiary of Amundi and Amundi's wholly owned subsidiary, Amundi USA, Inc. Amundi, one of the world's largest asset managers, is headquartered in Paris, France. As of December 31, 2019, Amundi had more than $1.7 trillion in assets under management worldwide. As of December 31, 2019, Amundi Pioneer (and its U.S. affiliates) had over $86 billion in assets under management.


INTERVAL FUND. The fund is operated as an interval fund. Pursuant to the fund's interval fund structure, the fund will conduct quarterly repurchase offers of no less than 5% and no more than 25% of the fund's outstanding shares at NAV. Typically, the fund will seek to conduct such quarterly repurchase offers for 10% of the fund's outstanding shares at NAV. Even though the fund will make quarterly repurchase offers, investors should consider the fund's shares illiquid. Repurchase offers in excess of 5% are made solely at the discretion of the fund's Board of Trustees and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased.

The fund's shares are sold at a price equal to their net asset value ("NAV") per share. See "Summary of fund expenses" and "Purchase of shares."

NO PRIOR TRADING HISTORY. THE FUND'S SHARES HAVE NO HISTORY OF PUBLIC TRADING AND THE FUND DOES NOT CURRENTLY INTEND TO LIST ITS SHARES FOR TRADING ON ANY NATIONAL SECURITIES EXCHANGE. THERE CURRENTLY IS NO SECONDARY MARKET FOR THE FUND'S SHARES AND THE FUND EXPECTS THAT NO SECONDARY MARKET WILL DEVELOP. THE SHARES ARE, THEREFORE, NOT READILY MARKETABLE. EVEN IF SUCH A MARKET WERE TO DEVELOP, SHARES OF CLOSED-END FUNDS FREQUENTLY TRADE AT PRICES LOWER THAN THEIR NET ASSET VALUE. EVEN THOUGH THE FUND WILL MAKE PERIODIC REPURCHASE OFFERS TO REPURCHASE A PORTION OF ITS SHARES TO PROVIDE SOME LIQUIDITY TO SHAREHOLDERS, YOU SHOULD CONSIDER THE SHARES TO BE AN ILLIQUID INVESTMENT. AN INVESTMENT IN THE FUND IS SUITABLE ONLY FOR LONG-TERM INVESTORS WHO CAN BEAR THE RISKS ASSOCIATED WITH THE LIMITED LIQUIDITY OF THE SHARES.

YOU SHOULD CAREFULLY CONSIDER THE FUND'S RISKS AND INVESTMENT OBJECTIVE, AS AN INVESTMENT IN THE FUND MAY NOT BE APPROPRIATE FOR ALL INVESTORS AND IS NOT DESIGNED TO BE A COMPLETE INVESTMENT PROGRAM. AN INVESTMENT IN THE FUND INVOLVES A HIGH DEGREE OF RISK. THE INSURANCE-LINKED SECURITIES


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IN WHICH THE FUND INVESTS ARE CONSIDERED "HIGH YIELD SECURITIES" OR "JUNK
BONDS." IT IS POSSIBLE THAT INVESTING IN THE FUND MAY RESULT IN A LOSS OF SOME OR ALL OF THE AMOUNT INVESTED. BEFORE MAKING AN INVESTMENT/ALLOCATION DECISION, YOU SHOULD (I) CONSIDER THE SUITABILITY OF THIS INVESTMENT WITH RESPECT TO YOUR INVESTMENT OBJECTIVES AND INDIVIDUAL SITUATION AND (II) CONSIDER FACTORS SUCH AS YOUR NET WORTH, INCOME, AGE, AND RISK TOLERANCE. YOU SHOULD NOT INVEST IF YOU HAVE A SHORT-TERM INVESTING HORIZON AND/OR CANNOT BEAR THE LOSS OF SOME OR ALL OF YOUR INVESTMENT.

BEFORE BUYING SHARES OF THE FUND, YOU SHOULD READ THE DISCUSSION OF THE MATERIAL RISKS OF INVESTING IN THE FUND UNDER "RISK FACTORS" BEGINNING ON PAGE
25. CERTAIN OF THESE RISKS ARE SUMMARIZED IN "PROSPECTUS SUMMARY - RISK CONSIDERATIONS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE FUND'S SHARES DO NOT REPRESENT A DEPOSIT OR OBLIGATION OF, AND ARE NOT GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.


Please read this Prospectus carefully before investing and keep it for future reference. It contains important information that a prospective investor ought to know before investing in the fund. A Statement of Additional Information ("SAI"), dated March 1, 2020, containing additional information about the fund has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. A Table of Contents for the SAI is set forth on page 60 of this Prospectus. A copy of the SAI can be obtained without charge by writing to the fund at Pioneer Funds, 60 State Street, Boston, MA 02109, by calling 1-844-391-3034, or from the SEC's website at https://www.sec.gov. Copies of the fund's Annual Report and Semi-Annual Report may be obtained upon request by writing to the fund, by calling 1-844-391-3034, or by visiting the fund's website at www.amundipioneer.com.


You should rely only on the information contained this Prospectus and the fund's Statement of Additional Information. The fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus. The fund's business, financial condition, results of operations and prospects may have changed since the date of this Prospectus. Subsequent to the date of this Prospectus, the fund will amend this Prospectus if, during the period this Prospectus is required to be delivered, any material information herein becomes materially inaccurate.

 Beginning in April 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the fund's shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the fund or from your financial intermediary, such as a broker-dealer, bank or insurance company. Instead, the reports will be made available on the fund's website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.


 If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications electronically by contacting your financial intermediary or, if you invest directly with the fund, by calling 1-844-391-3034.



 You may elect to receive all future reports in paper free of charge. If you invest directly with the fund, you can inform the fund that you wish to continue receiving paper copies of your shareholder reports by calling 1-844-391-3034. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Pioneer funds complex if you invest directly.

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TABLE OF CONTENTS
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
Prospectus summary.............................................................  1
Summary of fund expenses....................................................... 13
Financial highlights........................................................... 14
The fund....................................................................... 15
Use of proceeds................................................................ 15
Investment objective and principal investment strategies....................... 16
Risk factors................................................................... 25
Management of the fund......................................................... 38
Dividends and distributions.................................................... 40
Purchase of shares............................................................. 42
Periodic repurchase offers..................................................... 43
Federal income tax matters..................................................... 46
Net asset value................................................................ 56
Certain provisions of the agreement and declaration of trust and by-laws....... 58
Table of contents for the statement of additional information.................. 60
Privacy notice................................................................. 61


Prospectus summary

THIS IS ONLY A SUMMARY. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION
THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE FUND'S SHARES, ESPECIALLY THE
INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS." YOU SHOULD REVIEW THE
MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE STATEMENT OF
ADDITIONAL INFORMATION. CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN SHALL
HAVE THE MEANING ATTRIBUTED TO SUCH TERM IN THE STATEMENT OF ADDITIONAL
INFORMATION.


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THE FUND            Pioneer ILS Bridge Fund is a non-diversified, closed-end management investment company. The fund is an interval fund that will offer to make quarterly repurchases of shares at net asset value ("NAV"). The fund is intended to serve as a vehicle to allow investors to maintain or increase their exposure to the reinsurance asset class, particularly following the occurrence of a major catastrophic event in a heavily insured region that materially impacts the need for capital by reinsurance companies.
                    Amundi Pioneer Asset Management, Inc. ("Amundi Pioneer" or the "Adviser") is
                    the fund's investment adviser.
THE OFFERING        Shares of beneficial interest in the fund are being offered during an initial offering period at the offering price, which is $10.00 per share. The fund expects the initial offering of shares to terminate shortly following commencement of investment operations, or such earlier or later date as
                    Amundi Pioneer may determine in its discretion. The shares are expected to be offered on a continuous basis thereafter at NAV per share. Thereafter, the fund generally expects to accept orders to purchase shares on a quarterly basis.
                    However, the fund's ability to accept orders to purchase shares may be limited, including during periods when, in the judgment of Amundi Pioneer, appropriate investments for the fund are not available. Shares are generally available for purchase by registered investment advisers acting in a fiduciary capacity on behalf of their clients and by or through other qualified intermediaries and programs sponsored by such qualified financial intermediaries. Shares are also available to certain direct investors, which may be individuals, trusts, foundations and other institutional investors. Initial investments in the fund by or through a registered investment adviser or other qualified financial intermediary are subject to a $1,000,000 minimum per registered investment adviser or intermediary. Initial investments in the fund by direct investors are subject to a $1,000,000 minimum. Registered investment advisers and other financial intermediaries may impose different or additional minimum investment and eligibility requirements from those of the fund. Please contact your registered investment adviser or financial intermediary for more information. Amundi Pioneer or the fund's Distributor, Amundi Pioneer
                    Distributor, Inc. (the "Distributor"), may waive these minimum investment requirements. The fund and the Distributor reserve the right to reject a purchase order for any reason.
                    The shares are not listed on any securities exchange and the fund does not expect there to be any secondary market for the fund's shares. Shareholders will not have the right to redeem their shares. However, as described below, in order to provide some liquidity to shareholders, the fund will conduct periodic repurchase offers for a portion of its outstanding shares.
INTERVAL FUND;      The fund has the same investment objective, investment strategies, risks, fees
PERIODIC            and expenses as Pioneer ILS Interval Fund (the "Interval Fund"), a separate
REPURCHASE OFFERS   closed-end management investment company advised by Amundi Pioneer that

Prospectus summary


                       is an interval fund. Accordingly, Amundi Pioneer may in the future recommend that the fund be reorganized into the Interval Fund. The consummation and timing of any such reorganization would be subject to the approval of each fund's Board and applicable regulatory requirements. Any such reorganization would not be expected to require shareholder approval. There can be no assurance that any such reorganization would occur. As an interval fund, the fund will make periodic offers to repurchase a portion of its outstanding shares at NAV per share. The fund has adopted a fundamental policy, which cannot be changed without shareholder approval, to make repurchase offers every three months. Quarterly repurchase offers occur in the months of
                       January, April, July and October.
                       Subject to applicable law and the approval of the Board of Trustees, the fund will seek to conduct such quarterly repurchase offers typically for 10% of the fund's outstanding shares at NAV. In connection with any given repurchase offer, it is possible that the fund may offer to repurchase only the minimum amount of 5% of its outstanding shares. There is no guarantee that you will be able to sell shares in an amount or at the time that you desire. The procedures that will apply to the fund's repurchase offers are described in "Periodic
                       Repurchase Offers" below. Proceeds from the repurchase of shares will be paid in cash (in U.S. dollars).
INVESTMENT             INVESTMENT OBJECTIVE
OBJECTIVE AND          The fund's investment objective is total return. There can be no assurance that
PRINCIPAL INVESTMENT   the fund will achieve its investment objective.
STRATEGIES
                       PRINCIPAL INVESTMENT STRATEGIES
                       The fund invests primarily in insurance-linked securities ("ILS"). ILS include event-linked bonds (also known as insurance-linked bonds or catastrophe bonds), quota share instruments (also known as "reinsurance sidecars"), collateralized reinsurance investments, industry loss warranties, event-linked swaps, securities of companies in the insurance or reinsurance industries, and other insurance- and reinsurance-related securities.
                       Because ILS are typically rated below investment grade or unrated, a substantial portion of the fund's assets ordinarily will consist of below investment grade (high yield) debt securities. Investment in securities of below investment grade quality, commonly referred to as "junk bonds," involves substantial risk of loss. Securities in which the fund may invest may also be subordinated or "junior" to more senior securities of the issuer.
                       Amundi Pioneer Asset Management, Inc. ("Amundi Pioneer" or the "Adviser") is
                       the fund's investment adviser. In selecting ILS for investment, Amundi Pioneer considers their relative return potential in view of their expected relative risk, using quantitative and qualitative analysis. Amundi Pioneer's analysis may consider various factors, such as expected loss, probability of occurrence of loss, trigger term (measurement of loss event specific to an instrument) or other terms of an instrument, sponsor quality, deal structure, alignment of interest between the fund and sponsoring insurance company and model accuracy. Amundi Pioneer's analysis guides Amundi Pioneer in determining the desired allocation of reinsurance-related securities by issuer, peril and geographic exposure. Amundi Pioneer also may consider the financial condition and risks associated with the sponsoring insurance company. Amundi Pioneer may rely upon information and analysis obtained from brokers, dealers and ratings organizations, among other sources.
                      Amundi Pioneer may sell a portfolio security when it believes the security no longer will contribute to meeting the fund's investment objective. Amundi
                      Pioneer makes that determination based on the same criteria it uses to select portfolio securities.
                      PORTFOLIO INVESTMENTS
                      Normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in ILS. Derivative instruments that provide exposure to such ILS or have similar economic characteristics may be used to satisfy the fund's 80% policy. ILS include event-linked bonds (also known as insurance-linked bonds or catastrophe bonds), structured reinsurance investments such as quota share instruments (a form of proportional reinsurance whereby an investor participates in the premiums and losses of a reinsurer's portfolio of catastrophe-oriented policies, sometimes referred to as "reinsurance sidecars") and collateralized reinsurance investments, industry loss warranties, event-linked swaps, securities of companies in the insurance or reinsurance industries, and other insurance- and reinsurance-related securities.
                      Reinsurance-related securities are typically below investment grade, or unrated, and may be referred to as "junk bonds."
                      The fund has no limit as to the maturity of the securities in which it invests.
                      Event-linked bonds typically have maturities between three and five years, while quota shares, collateralized reinsurance investments and industry loss warranties typically have maturities that generally do not exceed two years.
                      The fund will provide written notice to shareholders at least 60 days prior to any change to the requirement that it invest at least 80% of its assets in ILS.
                      The fund may invest in ILS issued by non-U.S. issuers.
                      The fund may, but is not required to, use derivatives, such as currency forward contracts and bond and interest rate futures. The fund may use derivatives for a variety of purposes, including: in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to seek event-linked exposure; to attempt to increase the fund's return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and
                      as a cash flow management technique. The fund may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The fund also may hold cash or other short-term investments.
                      To the extent consistent with the repurchase liquidity requirement of an interval fund, the fund may invest without limit in illiquid securities.
RISK CONSIDERATIONS   The following is a summary of the principal risks of investing in the fund. You should read the fuller discussion in this Prospectus under "Risk Factors" on page 25.
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                                       3

Prospectus summary



    GENERAL. The fund is a non-diversified, closed-end management investment company designed primarily as a long-term investment and not as a trading tool. The fund is not a complete investment program and should be considered only as an addition to an investor's existing portfolio of investments. Because the fund invests predominantly in ILS of U.S. and non-U.S. issuers, which are high yield debt securities, an investment in the fund's shares is speculative in that it involves a high degree of risk. Due to uncertainty inherent in all investments, there can be no assurance that the fund will achieve its investment objective. ILS in which the fund invests may only have limited liquidity, or may be illiquid. In addition, even though the fund will make periodic offers to repurchase a portion of its outstanding shares to provide some liquidity to shareholders, shareholders should consider the fund to be an illiquid investment.
    NO OPERATING HISTORY. The fund is a newly organized, non-diversified, closed-end management investment company and has no operating history or history of public trading.
    RISKS OF INVESTING IN INSURANCE-LINKED SECURITIES. The fund could lose a portion or all of the principal it has invested in an ILS, and the right to additional interest and/or dividend payments with respect to the security, upon the occurrence of one or more trigger events, as defined within the terms of the ILS. Trigger events may include natural or other perils of a specific size or magnitude that occur in a designated geographic region during a specified time period, and/or that involve losses or other metrics that exceed a specific amount. Natural perils include disasters such as hurricanes, earthquakes, windstorms, fires, floods and other weather-related occurrences, as well as mortality or longevity events. Non-natural perils include disasters resulting from human-related activity such as commercial and industrial accidents or business interruptions. There is no way to accurately predict whether a trigger event will occur and, accordingly, event-linked bonds and other ILS carry significant risks. In addition to the specified trigger events, ILS may expose the fund to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences.
    RISKS OF INVESTING IN STRUCTURED REINSURANCE INVESTMENTS. The fund invests in ILS that are special purpose vehicles ("SPVs") or similar instruments structured to comprise a portion of a reinsurer's catastrophe-oriented business, known as quota share instruments (sometimes referred to as reinsurance sidecars), or to provide reinsurance relating to specific risks to insurance or reinsurance companies through a collateralized instrument, known as collateralized reinsurance. Quota shares instruments and other structured reinsurance investments generally will be considered illiquid securities by the fund. Structured reinsurance investments are typically more customizable but less liquid investments than event-linked bonds. Like event-linked bonds, an investor in structured reinsurance investments participates in the premiums and losses associated with underlying reinsurance contracts.
    Structured reinsurance investments are subject to the same risks as event-linked bonds. In addition, because quota share instruments represent an interest in a basket of underlying reinsurance contracts, the fund has limited transparency into the individual underlying contracts and therefore must rely upon the risk assessment and sound underwriting practices of the issuer.
    Structured reinsurance investments may be difficult to value.
    ILS MARKET AND REINVESTMENT RISK. The size of the ILS market may change over time, which may limit the availability of ILS for investment by the fund. The original issuance of ILS in general, including ILS with desired instrument or risk characteristics, may fluctuate depending on the capital and capacity needs of reinsurers as well as the demand for ILS by institutional investors. The availability of ILS in the secondary market also may be limited by supply and demand dynamics and prevailing economic conditions. To the extent ILS held by the fund mature, or the fund must sell securities in connection with share repurchases, the fund may be required to hold more cash or short-term instruments than it normally would until attractive ILS becomes available.
    Holding excess cash and/or reinvestment in securities that are lower yielding or less desirable than securities sold may negatively affect performance.
    MARKET RISK. The market prices of securities held by the fund may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. In the past decade, financial markets throughout the world have experienced increased volatility, depressed valuations, decreased liquidity and heightened uncertainty. Governmental and non-governmental issuers have defaulted on, or been forced to restructure, their debts. These conditions may continue, recur, worsen or spread. Events that have contributed to these market conditions include, but are not limited to, major cybersecurity events; geopolitical events (including wars and terror attacks); measures to address budget deficits; downgrading of sovereign debt;
    changes in oil and commodity prices; changes in currency exchange rates; and
    public sentiment. U.S. and non-U.S. governments and central banks have provided significant support to financial markets, including by keeping interest rates at historically low levels. Federal Reserve or other U.S. or non-U.S.
    governmental or central bank actions, including interest rate increases or contrary actions by different governments, could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of securities in which the fund invests. Policy and legislative changes in the
    U.S. and in other countries are affecting many aspects of financial regulation, and these and other events affecting global markets, such as the United
    Kingdom's exit from the European Union (or Brexit), may in some instances contribute to decreased liquidity and increased volatility in the financial
    markets.The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.
    Economies and financial markets throughout the world are increasingly interconnected. Economic, financial or political events, trading and tariff arrangements, terrorism, natural disasters and other circumstances in one country or region could have profound impacts on global economies or markets. As a result, whether or not the fund invests in securities of issuers located in or with significant exposure to the countries directly affected, the
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                                       5

Prospectus summary



    value and liquidity of the fund's investments may be negatively affected. The fund may experience a substantial or complete loss on any individual security or derivative position.
    HIGH YIELD OR "JUNK" BOND RISK. Debt securities that are below investment grade, called "junk bonds," are speculative, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments. These risks are more pronounced for securities that are already in default.
    INTEREST RATE RISK. Interest rates may go up, causing the value of the fund's investments to decline (this risk generally will be greater for securities with longer maturities or durations). For example, if interest rates increase by 1%, the value of a fund's portfolio with a portfolio duration of ten years would be expected to decrease by 10%, all other things being equal. A general rise in interest rates could adversely affect the price and liquidity of fixed income securities and could also result in increased redemptions from the fund. The maturity of a security may be significantly longer than its effective duration. A security's maturity may be more relevant than its effective duration in determining the security's sensitivity to other factors affecting the issuer or markets generally, such as changes in credit quality or in the yield premium that the market may establish for certain types of securities.
    Rising interest rates can lead to increased default rates, as issuers of floating rate securities find themselves faced with higher payments. Unlike fixed rate securities, floating rate securities generally will not increase in value if interest rates decline. Changes in interest rates also will affect the amount of interest income the fund earns on its floating rate investments.
    CREDIT RISK. If an issuer or guarantor of a security held by the fund or a counterparty to a financial contract with the fund defaults on its obligation to pay principal and/or interest, has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines, the value of your investment will decline. In addition, the fund may incur expenses and suffer delays in an effort to protect the fund's interest in securities experiencing these events. A security may change in price for a variety of reasons. For example, floating rate securities may have final maturities of ten or more years, but their effective durations will tend to be very short. If there is an adverse credit event, or a perceived change in the issuer's creditworthiness, these securities could experience a far greater negative price movement than would be predicted by the change in the security's yield in relation to their effective duration. The fund evaluates the credit quality of issuers and counterparties prior to investing in securities.
    Credit risk is broadly gauged by the credit ratings of the securities in which the fund invests. However, ratings are only the opinions of the companies issuing them and are not guarantees as to quality. Securities rated in the lowest category of investment grade (Baa/BBB) may possess certain speculative characteristics.

    PREPAYMENT OR CALL RISK. Many issuers have a right to prepay their securities.
    If interest rates fall, an issuer may exercise this right. If this happens, the fund would be forced to reinvest prepayment proceeds at a time when yields or securities available in the market are lower than the yield on the prepaid security. The fund may also lose any premium it paid on the security.
    RISK OF ILLIQUID INVESTMENTS. Certain securities and derivatives held by the fund may be impossible or difficult to purchase, sell or unwind. Illiquid securities and derivatives also may be difficult to value. Liquidity risk may be magnified in a rising interest rate environment. If the fund is forced to sell an illiquid asset or unwind a derivatives position, the fund may be forced to sell at a loss.
    RISKS OF NON-U.S. INVESTMENTS. Investing in non-U.S. issuers, or in U.S.
    issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the fund invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the fund's return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers.
    Depositary receipts may involve higher expenses and may trade at a discount
    (or premium) to the underlying security. A number of countries in the European
    Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties. In addition, the United Kingdom has withdrawn from the EU (commonly known as "Brexit"). Other countries may seek to withdraw from the EU and/or abandon the euro, the common currency of the EU. The exit by the United Kingdom or other member states will likely result in increased volatility, illiquidity and potentially lower economic growth in the affected markets, which will adversely affect the fund's investments.
    DERIVATIVES RISK. Using swaps, futures, forwards and other derivatives exposes the fund to special risks and costs and may result in losses to the fund, even when used for hedging purposes. Using derivatives can increase losses and reduce opportunities for gain when market prices, interest rates or currencies, or the derivative instruments themselves, behave in a way not anticipated by the fund, especially in abnormal market conditions. Using derivatives can have a leveraging effect (which may increase investment losses) and increase the fund's volatility, which is the degree to which the fund's share price may fluctuate within a short time period. Certain derivatives have the potential for unlimited loss, regardless of the size of the fund's initial investment. Derivatives are generally subject to the risks applicable to the assets, rates, indices or other indicators underlying the derivative. If changes in a derivative's value do not correspond to changes in the value of the fund's other investments or do not correlate well with the underlying assets, rate or index, the fund may not fully benefit from, or could lose money on, or could

Prospectus summary


    experience unusually high expenses as a result of, the derivative position. The other parties to certain derivative transactions present the same types of credit risk as issuers of fixed income securities. Derivatives also tend to involve greater liquidity risk and they may be difficult to value. The fund may be unable to terminate or sell its derivative positions. In fact, many over-the-counter derivatives will not have liquidity beyond the counterparty to the instrument. Use of derivatives or similar instruments may have different tax consequences for the fund than an investment in the underlying security, and those differences may affect the amount, timing and character of income distributed to shareholders. The fund's use of derivatives may also increase the amount of taxes payable by shareholders. Risks associated with the use of derivatives are magnified to the extent that an increased portion of the fund's assets are committed to derivatives in general or are invested in just one or a few types of derivatives.The U.S. government and foreign governments are in the process of adopting and implementing regulations governing derivative markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make derivatives more costly, may limit their availability or utility or otherwise adversely affect their performance, or may disrupt markets. The fund may be exposed to additional risks as a result of the additional regulations. The extent and impact of the regulations are not yet fully known and may not be for some time.The fund will be required to maintain its positions with a clearing organization through one or more clearing brokers. The clearing organization will require the fund to post margin and the broker may require the fund to post additional margin to secure the fund's obligations. The amount of margin required may change from time to time. In addition, cleared transactions may be more expensive to maintain than over-the-counter transactions and may require the fund to deposit larger amounts of margin. The fund may not be able to recover margin amounts if the broker has financial difficulties. Also, the broker may require the fund to terminate a derivatives position under certain circumstances. This may cause the fund to lose money. The fund's ability to use certain derivative instruments currently is limited by Commodity Futures Trading Commission rules.
    LEVERAGING RISK. The value of your investment may be more volatile and other risks tend to be compounded if the fund borrows or uses derivatives or other investments that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the fund's underlying assets and creates a risk of loss of value on a larger pool of assets than the fund would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.
    TAX AND REGULATED INVESTMENT COMPANY QUALIFICATION RISK. As described in more detail below, in order to qualify for the favorable tax treatment generally available to regulated investment companies, at least 90% of the fund's gross income each taxable year must consist of qualifying income, the fund must meet certain asset diversification tests at the end of each fiscal quarter, and the fund must meet certain distribution requirements for each taxable year.

    The tax treatment of certain ILS is not entirely clear. Certain of the fund's investments (including, potentially, certain ILS) may generate income that is not qualifying income. The fund might generate more non-qualifying income than anticipated, might not be able to generate qualifying income in a particular taxable year at levels sufficient to meet the qualifying income test, or might not be able to determine the percentage of qualifying income it has derived for a taxable year until after year-end. The fund may determine not to make an investment that it otherwise would have made, or may dispose of an investment it otherwise would have retained (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances), in an effort to meet the qualifying income test.
    Certain investments made by the fund (including certain ILS) may be treated as equity in passive foreign investment companies ("PFICs") for federal income tax purposes. In general, a PFIC is a foreign corporation (i) that receives at least 75% of its annual gross income from passive sources (such as interest, dividends, certain rents and royalties, or capital gains) or (ii) where at least
    50% of its assets (computed based on average fair market value) either produce or are held for the production of passive income. If the fund acquires any equity interest in a PFIC, the fund could be subject to U.S. federal income tax and additional interest charges on "excess distributions" received from the
    PFIC or on gain from the sale of stock in the PFIC, even if all income or gain actually received by the fund is timely distributed to its shareholders. The fund would not be able to pass through to its shareholders any credit or deduction for such a tax. A "qualified electing fund" election or a "mark to market"
    election may be available that would ameliorate these adverse tax consequences, but such elections could require the fund to recognize taxable income or gain (which would be subject to the distribution requirements applicable to regulated investment companies, as described above) without the concurrent receipt of cash. In order to satisfy the distribution requirements and avoid a tax on the fund, the fund may be required to liquidate portfolio securities that it might otherwise have continued to hold (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances), or the fund may be required to borrow cash.
    Under proposed Treasury regulations, certain income derived by the fund for a taxable year from a PFIC with respect to which the fund has made a qualified electing fund election would generally constitute qualifying income only to the extent the PFIC makes distributions in respect of that income to the fund for that taxable year. Gains from the sale of stock of PFICs may also be treated as ordinary income. In order for the fund to make a qualified electing fund election with respect to a PFIC, the PFIC would have to agree to provide certain tax information to the fund on an annual basis, which it might not agree to do. The fund may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its after-tax return from these investments.
    If a sufficient portion of the interests in a foreign issuer (including certain ILS issuers) is held or deemed held by the fund, independently or together with certain other U.S. persons, that issuer may be treated as a "controlled foreign corporation" ("CFC") with respect to the fund, in which case the fund will be required to take into account each year, as ordinary income, its share of certain portions of that issuer's income, whether or not such amounts are

Prospectus summary



    distributed. The fund may have to dispose of its portfolio securities (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances) to generate cash, or may have to borrow the cash, to meet its distribution requirements and avoid fund-level taxes. Under proposed Treasury regulations, certain income derived by the fund from a CFC for a taxable year would generally constitute qualifying income only to the extent the CFC makes distributions in respect of that income to the fund for that taxable year. In addition, some fund gains on the disposition of interests in such an issuer may be treated as ordinary income. The fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to limit its tax liability or maximize its after-tax return from these investments.
    If the fund were to fail to qualify for treatment as a regulated investment company, it would generally be taxed in the same manner as an ordinary corporation, and distributions to its shareholders generally would not be deductible by the fund in computing its taxable income. Under certain circumstances, the fund may be able to cure a failure to meet the qualifying income test or the diversification test if such failure was due to reasonable cause and not willful neglect, but in order to do so the fund may incur a significant penalty tax that would reduce (and potentially could eliminate) the fund's returns.
    VALUATION RISK. The sales price the fund could receive for any particular portfolio investment may differ from the fund's last valuation of the investment, particularly for illiquid securities and securities that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem fund shares on days when the fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the fund had not fair-valued the securities or had used a different valuation methodology. The fund's ability to value its investments may also be impacted by technological issues and/or errors by pricing services or other third party service providers.
    CONCENTRATION RISK. A fund that invests a significant percentage of its assets in a single industry may be particularly susceptible to adverse economic, regulatory or other events affecting that industry and may be more risky than a fund that does not concentrate in an industry. Industries in the financial segment, such as insurance companies, may be sensitive to changes in interest rates and general economic activity and are generally subject to extensive government regulation.
    NON-DIVERSIFICATION RISK. The fund is not diversified, which means that it can invest a higher percentage of its assets in the securities of any one or more issuers than a diversified fund. Being non-diversified may magnify the fund's losses from adverse events affecting a particular issuer.
    CYBERSECURITY RISK. Cybersecurity failures by and breaches of the fund's adviser, transfer agent, distributor, custodian, fund accounting agent or other service providers may disrupt fund operations, interfere with the fund's ability to calculate its NAV, prevent fund shareholders from purchasing, redeeming or exchanging shares or receiving distributions, cause loss of or unauthorized access to private shareholder information, and result in financial losses, regulatory fines, penalties, reputational damage, or additional compliance costs.
                     EXPENSE RISK. Your actual costs of investing in the fund may be higher than the expenses shown in "Annual Fund Operating Expenses" for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and the fund's expense ratio is more likely to increase when markets are volatile.
                     PORTFOLIO SELECTION RISK. The Adviser's judgment about the quality, relative yield, relative value or market trends affecting a particular sector or region, market segment, security or about interest rates generally may prove to be incorrect, or there may be imperfections, errors or limitations in the models, tools and information used by the Adviser.
                     REPURCHASE OFFERS RISK. The risk that the fund's repurchases of shares may hurt investment performance by forcing the fund to maintain a higher percentage of its assets in liquid investments or to liquidate certain investments when it is not desirable to do so. Repurchases may be oversubscribed, preventing shareholders from selling some or all of their shares back to the fund
                     ANTI-TAKEOVER PROVISIONS. The fund's Agreement and Declaration of Trust and by-laws include provisions that could limit the ability of other entities or persons to acquire control of the fund or convert the fund to open-end status.
INVESTMENT ADVISER   Amundi Pioneer Asset Management, Inc. is the fund's investment adviser. The
                     Adviser is responsible on a day-to-day basis for investment of the fund's portfolio in accordance with its investment objective and principal investment strategies. The Adviser's main office is at 60 State Street, Boston,
                     Massachusetts 02109.
                     Amundi Pioneer is an indirect, wholly owned subsidiary of Amundi and
                     Amundi's wholly owned subsidiary, Amundi USA, Inc. Amundi, one of the world's largest asset managers, is headquartered in Paris, France. As of
                     December 31, 2019, Amundi had more than $1.7 trillion in assets under management worldwide. As of December 31, 2019, Amundi Pioneer (and its
                     U.S. affiliates) had over $86 billion in assets under management. Amundi
                     Pioneer's main office is at 60 State Street, Boston, Massachusetts 02109.
                     The fund pays the Adviser a fee for its investment advisory services equal on an annual basis to 1.75% of the fund's average daily net assets. The fee is accrued daily and payable monthly. See "Management of the Fund."
                     The fund does not currently charge a repurchase fee, and it does not currently expect to impose a repurchase fee. However, the fund may charge a repurchase fee of up to 2.0%, which the fund would retain to help offset non-de minimis estimated costs related to the repurchase (such as bid to ask spreads) incurred by the fund, directly or indirectly, as a result of repurchasing shares, thus allocating estimated transaction costs to the shareholder whose shares are being repurchased. The fund may introduce, or modify the amount of, a repurchase fee at any time. The fund may also waive or reduce the repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the fund will not incur transaction costs or will incur reduced transaction costs.

Prospectus summary


ADMINISTRATOR,        Amundi Pioneer Asset Management, Inc. serves as the fund's administrator.
CUSTODIAN, FUND       Brown Brothers Harriman & Co. serves as the fund's custodian and fund
ACCOUNTING AGENT,     accounting agent. DST Systems, Inc. serves as the fund's transfer agent and
TRANSFER AGENT AND    dividend disbursing agent.
DIVIDEND DISBURSING
AGENT
UNLISTED CLOSED-END   The fund's shares have very limited liquidity. The fund's shares will not be
FUND STRUCTURE        listed on a stock exchange, and the fund does not anticipate that a secondary market will develop for its shares. The fund will offer to repurchase a limited amount of shares quarterly, which is discussed in more detail below.
DISTRIBUTIONS         The fund intends to distribute to shareholders all or a portion of its net investment income annually and realized net capital gains, if any, at least annually. After the first year of operations, the fund may pay dividends twice annually. Unless shareholders specify otherwise, dividends will be reinvested in shares of the fund.
TAX CONSIDERATIONS    You will normally have to pay federal income taxes, and any state or local taxes, on the dividends and other distributions you receive from the fund. For
                      U.S. federal income tax purposes, distributions from the fund's net capital gains (the excess, if any, of its net long-term capital gains over its net short-term capital losses) are considered long-term capital gains and are generally taxable to noncorporate shareholders at a rate of up to 20%.
                      Distributions from the fund's net short-term capital gains are generally taxable as ordinary income. Other dividends are generally taxable as ordinary income or, in general, if paid from the fund's "qualified dividend income" and if certain conditions, including holding period requirements, are met by the fund and the shareholder, as qualified dividend income taxable to individual and certain other noncorporate shareholders at U.S. federal income tax rates of up to 20%.
                      "Qualified dividend income" generally is income derived from dividends paid by
                      U.S. corporations or certain foreign corporations that are either incorporated in a U.S. possession or eligible for tax benefits under certain U.S. income tax treaties. In addition, dividends that the fund receives in respect of stock of certain foreign corporations may be qualified dividend income if that stock is readily tradable on an established U.S. securities market. A portion of dividends received from the fund (but none of the fund's capital gain distributions) may qualify for the dividends-received deduction for corporations.
                      The fund will report to shareholders annually the U.S. federal income tax status of all fund distributions.
                      If the fund declares a dividend in October, November or December, payable to shareholders of record in such a month, and pays it in January of the following year, you will be taxed on the dividend as if you received it in the year in which it was declared.
                      You should consult a tax adviser about state, local and foreign taxes on your distributions from the fund.
                      See "Dividends and Distributions" and "Federal Income Tax Matters."

Summary of fund expenses

The following table describes the fees and expenses you may pay if you buy and hold shares of
                                                                 the fund.


SHAREHOLDER TRANSACTION EXPENSES
Maximum Repurchase Fee/1/          2.00%
---------------------------------- ----
Sales Load                          None
----------------------------------  ----



                                        AS A PERCENTAGE
                                          OF NET ASSETS
                                        ATTRIBUTABLE TO
ANNUAL FUND OPERATING EXPENSES               THE SHARES
-------------------------------------- ----------------
Management Fee                                   1.75%
--------------------------------------            ----
Other Expenses/2/                                0.20%
--------------------------------------            ----
Total Annual Fund Operating Expenses             1.95%
--------------------------------------            ----

EXAMPLE
The following examples illustrate the expenses that you would pay on an investment in the fund's shares, assuming (1) the fund's total annual operating expenses attributable to shares remain the same and (2) a 5% annual return*:


                                     WITHOUT A REPURCHASE                        WITH A REPURCHASE
                                   AT THE END OF THE PERIOD                 AT THE END OF THE PERIOD/1/
                         --------------------------------------------  --------------------------------------
                                                 NUMBER OF YEARS YOU OWN YOUR SHARES
                         ------------------------------------------------------------------------------------
                                  1          3           5          10          1           3           5              10
                         ---------- ---------- ----------- ----------- ----------  ---------- -----------     -----------
Total expenses incurred
on a $1,000 investment   $    20    $    61    $    105    $    227    $    41     $    83    $    129        $    255
------------------------ -------    -------    --------    --------    -------     -------    --------    --- --------    --
Total expenses incurred
on a $1,000,000
investment               $19,797    $61,222    $105,212    $227,478    $40,705     $83,424    $128,789        $254,877
------------------------ -------    -------    --------    --------    -------     -------    --------    --- --------    --

The foregoing fee table and examples are intended to assist investors in understanding the costs and expenses that an investor in the fund will bear directly or indirectly.

* THE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE ASSUMED FOR PURPOSES OF THE EXAMPLES. The Examples assume that the other expenses set forth in the fee table are accurate and that all dividends and distributions are reinvested at net asset value. Moreover, the fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

(1) The fund does not currently charge a repurchase fee. However, the fund may in the future charge a repurchase fee of up to 2.00%, which the fund would retain to help offset non-de minimis estimated costs related to the repurchase.

(2) "Other expenses" are based on estimated amounts for the current fiscal year.

Financial highlights

Because the fund is newly organized and has not yet commenced capital raising or investment activity, there are no financial highlights to include in this Prospectus.

The fund
Pioneer ILS Bridge Fund is a newly organized, non-diversified, closed-end management investment company that is operated as an interval fund. The fund was organized under the laws of the State of Delaware on June 20, 2016, and has registered under the 1940 Act. As a newly organized entity, the fund has no operating history. The fund's principal office is located at 60 State Street, Boston, Massachusetts 02109, and its telephone number is (617) 742-7825.



Use of proceeds
The fund will invest the proceeds of the offering of shares in accordance with the fund's investment objective and principal investment strategies as stated below. It is presently anticipated that the fund will be able to fully invest all of the proceeds according to its investment objective and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the fund as well as the availability of securities consistent with the fund's investment objective and strategies. Pending investment, all or a portion of the proceeds may be invested in U.S. government securities or high grade, short-term money market instruments. It is presently anticipated that approximately $15 to $25 million in proceeds will be required for the fund to invest in accordance with its investment objective and policies and meet the regulatory requirements described in this prospectus. If the fund is unable to achieve operational scale, there is a risk that the fund's fees and expenses may be relatively high and a risk that the fund may cease operations. See "Investment Objective and Principal Investment Strategies."

Investment objective and principal investment strategies


INVESTMENT OBJECTIVE


The fund's investment objective is total return. There can be no assurance that the fund will achieve its investment objective.

The fund's investment objective may be changed without shareholder approval. The fund will provide notice prior to implementing any change to its investment objective.

PRINCIPAL INVESTMENT STRATEGIES

The fund invests primarily in insurance-linked securities ("ILS"). ILS include event-linked bonds (also known as insurance-linked bonds or catastrophe bonds), quota share instruments (also known as "reinsurance sidecars"), collateralized reinsurance investments, industry loss warranties, event-linked swaps, securities of companies in the insurance or reinsurance industries, and other insurance- and reinsurance-related securities.

Because ILS are typically rated below investment grade or unrated, a substantial portion of the fund's assets ordinarily will consist of below investment grade (high yield) debt securities. Investment in securities of below investment grade quality, commonly referred to as "junk bonds," involves substantial risk of loss. Securities in which the fund may invest may also be subordinated or "junior" to more senior securities of the issuer.

In selecting ILS for investment, Amundi Pioneer uses quantitative and qualitative analysis. Amundi Pioneer utilizes quantitative analysis in an effort to model portfolio risk and attribution. This modeling process is supported by use of a risk analytic system that is used by the insurance industry. The risk analytic system contains a database of historical and hypothetical catastrophic events and property structures that assists Amundi Pioneer in its efforts to model peril exposures at both the security and portfolio level. Among the factors considered in this process are expected loss and the probabilities of loss and maximum loss. Amundi Pioneer's qualitative analysis may consider various factors, such as trigger term (measurement of loss event specific to an instrument) or other terms of an instrument, sponsor quality, deal structure, alignment of interest between the fund and the sponsoring insurance company, and model accuracy. Amundi Pioneer's analysis guides Amundi Pioneer in determining the desired allocation of reinsurance-related securities by issuer, peril and geographic exposure. The fund seeks to participate broadly in the spectrum of natural catastrophe risks within the global reinsurance market, while seeking to reduce exposure to reinsurers where there is not an alignment of interest. However, there are no limits on the fund's potential investment in a particular issue, peril or geographic exposure. Amundi Pioneer may rely on information and analysis obtained from brokers, dealers and ratings organizations, among other sources.

In selecting investments other than ILS, Pioneer also considers both broad economic and issuer specific factors. Pioneer selects individual securities based upon the terms of the securities, liquidity and rating, sector and exposure to particular issuers and sectors. Pioneer also employs fundamental research to assess an issuer's credit quality, taking into account financial condition and profitability, future capital needs, potential for change in rating, industry outlook, the competitive environment and management ability. In making these portfolio decisions, Pioneer relies on the knowledge, experience and judgment of its staff and the staff of its affiliates who have access to a wide variety of research.

Amundi Pioneer may sell a portfolio security when it believes the security no longer will contribute to meeting the fund's investment objective. Amundi Pioneer makes that determination based on the same criteria it uses to select portfolio securities.

PORTFOLIO INVESTMENTS

Normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in insurance-linked securities ("ILS"). Derivative instruments that provide exposure to such ILS or have similar economic characteristics may be used to satisfy the fund's 80% policy. ILS include event-linked bonds (also known as insurance-linked bonds or catastrophe bonds), structured reinsurance investments such as quota share instruments (a form of proportional reinsurance in which an investor participates in the premiums and losses of a reinsurer's portfolio of catastrophe-oriented policies, sometimes referred to as "reinsurance sidecars") and collateralized reinsurance investments, industry loss warranties, event-linked swaps, securities of companies in the insurance or reinsurance industries, and other insurance- and reinsurance-related securities.

Reinsurance-related securities are typically below investment grade, or unrated, and may be referred to as "junk bonds."

The fund has no limit as to the maturity of the securities in which it invests. Event-linked bonds typically have maturities between three and five years, while quota shares, collateralized reinsurance investments and industry loss warranties typically have maturities that generally do not exceed two years.

The fund will provide written notice to shareholders at least 60 days prior to any change to the requirement that it invest at least 80% of its assets in ILS.

In addition to ILS, the fund may invest in in a broad range of issuers and segments of the debt securities market. Debt securities may include instruments and obligations of U.S. and non-U.S. corporate and other non-governmental entities, those of U.S. and non-U.S. governmental entities (including government agencies and instrumentalities), floating rate loans and other floating rate securities, subordinated debt securities, certificates of deposit, money market securities, funds that invest primarily in debt securities, and cash, cash equivalents and other short term holdings.

The fund's investments may have fixed or variable principal payments and all types of interest rate and dividend payment and reset terms, including fixed rate, adjustable rate, floating rate, contingent, deferred, payment in kind and auction rate features. The fund's investments may include instruments that allow for balloon payments or negative amortization payments.

The fund may invest in ILS issued by non-U.S. issuers.

The fund may, but is not required to, use derivatives, such as currency forward contracts and bond and interest rate futures. The fund may use derivatives for a variety of purposes, including: in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to seek event-linked exposure; to attempt to increase the fund's return as a non-hedging strategy that may be considered speculative; and to manage portfolio characteristics. The fund may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The fund also may hold cash or other short-term investments.

To the extent consistent with the repurchase liquidity requirement of an interval fund, the fund may invest without limit in illiquid securities.

The fund's investment strategies and policies may be changed from time to time without shareholder approval, unless specifically stated otherwise in this prospectus or in the statement of additional information.

INSURANCE-LINKED SECURITIES

EVENT-LINKED BONDS

The fund may invest in "event-linked" bonds, which sometimes are referred to as "insurance-linked" or "catastrophe" bonds. Event-linked bonds are floating rate debt obligations for which the return of principal and the payment of interest are contingent on the non-occurrence of a pre-defined "trigger" event, such as a hurricane or an earthquake of a specific magnitude. The trigger event's magnitude may be based on losses to a company or industry, industry indexes or readings of scientific instruments, or may be based on specified actual losses. If a trigger event, as defined within the terms of an event-linked bond occurs, the fund may lose

Investment objective and principal investment strategies

a portion or all of its accrued interest and/or principal invested in such event-linked bond. The fund is entitled to receive principal and interest payments so long as no trigger event occurs of the description and magnitude specified by the instrument.

Event-linked bonds may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other U.S. or non-U.S. entities. Event-linked bonds are typically rated below investment grade or may be unrated. The rating for an event-linked bond primarily reflects the rating agency's calculated probability that a pre-defined trigger event will occur, which will cause a loss of principal. This rating may also assess the credit risk of the bond's collateral pool, if any, and the reliability of the model used to calculate the probability of a trigger event.

The fund's investments in event-linked bonds may have trigger events related to a broad range of insurance risks, which can be broken down into three major categories: natural risks, weather risks and non-natural events. Investments in event-linked bonds with trigger events related to natural risks will represent the largest portion of the fund's event-linked bond investments. The events covered are natural catastrophes, such as hurricanes, other windstorms, earthquakes and fires. Investments in event-linked bonds linked to weather risks provide insurance to companies, or insurers of companies, whose sales depend on the weather and provide a hedge on the impact of weather-related risks. For example, a weather event-linked bond could provide coverage based on the average temperature in a region over a given period. Investments in event-linked bonds linked to non-natural risks could cover a much broader array of insurable risks, such as aerospace and shipping catastrophes.

The fund may invest in other types of event-linked bonds where the trigger event may be based on company-wide losses ("indemnity triggers"), index-based losses ("index triggers") or a combination of triggers ("hybrid triggers").

INDEMNITY TRIGGERS. Indemnity triggers are based on losses of the insurance company or other entity issuing the event-linked bond. The trigger event would be considered to have occurred if a company's losses on catastrophic insurance claims exceeded a certain aggregate amount of insured claims. If the company's losses were less than the pre-determined aggregate amount, then the trigger event would not be considered to have occurred and the fund would be entitled to recover its principal plus accrued but unpaid interest. Indemnity triggers require investors and rating agencies to understand the risks of the insurance and reinsurance policies underwritten by the company, which may be difficult to obtain and ascertain, particularly in the case of complex commercial insurance and reinsurance policies. In addition, event-linked bond investors are dependent upon the company's ability to settle catastrophe claims in a manner that would not be disadvantageous to investors' interests.

INDEX TRIGGERS. Index triggers follow one of three broad approaches: parametric, industry-loss and modeled-loss, or a combination thereof, which is discussed below as "hybrid triggers." Index triggers are based on pre-defined formulas, which eliminate the risks relating to a company's insurance claims-handling practices and potential information barriers. However, index triggers are generally riskier than indemnity triggers, since investors in event-linked bonds that have index triggers are dependent upon the accuracy of the models and reporting services used to calculate the formulas.

- PARAMETRIC. Parametric index triggers are based upon the occurrence of a catastrophic event with certain defined physical parameters (e.g., wind speed and location of a hurricane or magnitude and location of an earthquake).

- INDUSTRY-LOSS. Industry loss index triggers are based upon the estimated loss for the insurance industry as a whole from a particular catastrophe. Estimates are derived from a reporting service, such as Property Claim Services.

- MODELED-LOSS. Modeled-loss index triggers are based upon a catastrophe-modeling firm's database estimate of an industry loss, or a company's losses compared to a modeling firm's industry estimate of losses.

HYBRID TRIGGERS. Hybrid triggers involve more than one trigger type in a single transaction or tranche of an event-linked bond. For example, a hybrid trigger could involve the occurrence of both a U.S. hurricane and a Japanese earthquake with a different kind of index trigger for each. Another example of a hybrid trigger involves different trigger types occurring in a particular sequence. For example, after the occurrence of a qualifying U.S. earthquake, a modeled-loss index is used to establish a company's overall market share, and then applied to the industry loss index associated with the qualifying event to determine any principal reduction. Hybrid triggers may be more complicated and difficult to understand for investors, and involve the applicable risks associated with the types of triggers described above.

STRUCTURED REINSURANCE INVESTMENTS


ILS include special purpose vehicles ("SPVs") or similar instruments structured to comprise a portion of a reinsurer's catastrophe-oriented business, known as quota share instruments (sometimes referred to as reinsurance sidecars), or to provide reinsurance relating to specific risks to insurance or reinsurance companies through a collateralized instrument, known as collateralized reinsurance. Quota share instruments and other structured reinsurance investments generally will be considered illiquid securities by the fund. The fund may invest substantially in illiquid securities.


Structured reinsurance investments developed along with event-linked bonds as a mechanism to facilitate risk-transfer from insurance markets to capital markets investors. These instruments are typically more customizable but less liquid investments than event-linked bonds. Like event-linked bonds, an investor in structured reinsurance investments participates in the premiums and losses associated with underlying reinsurance contracts. Where the instruments are based on the performance of underlying reinsurance contracts, the fund has limited transparency into the underlying insurance policies and therefore must rely upon the risk assessment and sound underwriting practices of the insurer and/or reinsurer. The instruments typically mature in one year.


The fund invests indirectly in reinsurance contracts, by holding notes or preferred shares issued by a SPV or similar instrument whose performance is tied to an underlying reinsurance transaction, including quota share instruments. Quota share instruments are a form of proportional reinsurance in which an investor participates in the premiums and losses of a reinsurer's portfolio of catastrophe-oriented policies, according to a pre-defined percentage. For example, under a 10% quota share agreement, the SPV would be entitled to 10% of all premiums associated with a defined portfolio and be responsible for 10% of all related claims. The fund, as a holder of a quota share issued by an SPV would be entitled to its pro rata share of premiums received by the SPV and would be responsible for its pro rata share of the claims, up to the total amount invested.


Collateralized reinsurance investments, are privately structured securities or derivatives utilized to gain exposure to the reinsurance market. Collateralized reinsurance entails an SPV entering into a reinsurance arrangement that is then collateralized by invested capital and premiums related to the insurance coverage. The collateral is designed to cover in full the potential claims that could arise from the underlying reinsurance contract.

Structured reinsurance investments may include industry loss warranties ("ILWs"). ILWs are insurance-linked securities used to finance peak, non-recurrent insurance risks, such as hurricanes, tropical storms and earthquakes. ILWs feature an industry loss index trigger, and, in some cases, a dual trigger design that includes a protection buyer indemnity trigger. A traditional ILW takes the form of a bilateral reinsurance contract, but there are also index products that take the form of derivatives, collateralized structures or exchange traded instruments. The common feature among these forms is that the payout trigger is based on an industry loss index or a parametric index. County-weighted industry loss warranties are variations of ILWs that provide reinsurance protection at a county level rather than state-wide or industry-wide losses.

The reinsurance market is highly cyclical, with coverage being written at the beginning of the year and midyear for coverage for the following 12 months. The pricing of reinsurance is also highly cyclical as premiums for reinsurance coverage are driven, in large part, by insurers' recent loss experience.

Investment objective and principal investment strategies

LIQUIDITY AND RESTRICTED SECURITIES

A significant percentage of the ILS in which the fund invests are legally restricted as to resale pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and securities eligible for resale pursuant to Rule 144A thereunder. Certain Section 4(2) and Rule 144A securities may be determined to be liquid securities and most or all of the event-linked bonds in which the fund invests will be considered liquid securities. Even if determined to be liquid, holdings of Rule 144A securities may increase the level of fund illiquidity if eligible buyers become uninterested in purchasing them. Other ILS, including quota share instruments, generally will be considered illiquid securities by the fund. The fund may invest substantially in illiquid securities.

CREDIT MANAGEMENT

The fund may invest in securities and other obligations of any credit quality, including those that are rated below investment grade (debt securities rated below investment grade are commonly referred to as "junk bonds") or are unrated but determined by the Adviser to be of equivalent credit quality, and those that are in default or in bankruptcy. Because ILS typically are rated below investment grade or are unrated, a substantial portion of the fund's assets ordinarily will consist of below investment grade securities. An investor can still lose significant amounts when investing in investment grade securities. The fund does not have a policy of maintaining a specific average credit quality of its portfolio. The Adviser monitors the credit quality and price of the securities and other instruments held by the fund.

Although the Adviser considers ratings when making investment decisions, it performs its own credit and investment analysis and does not rely primarily on ratings assigned by rating services. In evaluating the attractiveness of a particular obligation, whether rated or unrated, the Adviser generally gives equal weight to the obligation's yield and the issuer's creditworthiness and will normally take into consideration, among other things, the issuer's financial resources and operating history, its sensitivity to economic conditions and trends, the availability of its management, its debt maturity schedules and borrowing requirements, and relative values based on anticipated cash flow, interest and asset coverage and earnings prospects.

BELOW INVESTMENT GRADE SECURITIES

The fund may invest in debt securities rated below investment grade or, if unrated, of equivalent quality as determined by the Adviser. Because ILS typically are rated below investment grade or are unrated, a substantial portion of the fund's assets ordinarily will consist of below investment grade securities. A debt security is below investment grade if it is rated Ba/BB or lower or the equivalent rating by at least one nationally recognized statistical rating organization or determined to be of equivalent credit quality by the Adviser. Debt securities rated below investment grade are commonly referred to as "junk bonds" and are considered speculative. Below investment grade debt securities involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher quality debt securities. Below investment grade securities also may be more difficult to value. With respect to event-linked bonds, the rating reflects the probability that a pre-defined trigger event will occur, rather than the bond's credit rating. The rating also assesses the model used to calculate the probability of the trigger event.

If a security receives different ratings from nationally recognized statistical rating organizations, the fund will use the rating chosen by the portfolio manager as most representative of the security's credit quality. The ratings of nationally recognized statistical rating organizations represent their opinions as to the quality of the securities that they undertake to rate and may not accurately describe the risks of the securities. A rating organization may have a conflict of interest with respect to a security for which it assigns a quality rating. In addition, there may be a delay between a change in the credit quality of a security or other asset and a change in the quality rating assigned to the security or other asset by a rating organization. If a rating organization changes the quality rating assigned to one or more of the fund's portfolio securities, the Adviser will consider if any action is appropriate in light of the fund's investment objective and policies. An investor can still lose significant amounts when investing in investment grade securities.

FLOATING RATE INVESTMENTS

Floating rate investments are securities and other instruments with interest rates that adjust or "float" periodically based on a specified interest rate or other reference and include floating rate loans, repurchase agreements, money market securities and shares of money market and short-term bond funds. For purposes of the fund's investment policies, the fund considers as floating rate instruments adjustable rate securities, fixed rate securities with durations of less than or equal to one year, funds that invest primarily in floating rate instruments, and fixed rate securities with respect to which the fund has entered into derivative instruments to effectively convert the fixed rate interest payments into floating rate interest payments.

FLOATING RATE LOANS

Floating rate loans are provided by banks and other financial institutions to large corporate customers. These loans are rated below investment grade, but typically are secured with specific collateral and have a senior position in the capital structure of the borrower. These loans typically have rates of interest that are reset periodically by reference to a base lending rate, such as the London Interbank Offered Rate (LIBOR), plus a premium.

SECOND LIEN LOANS AND OTHER SUBORDINATED DEBT OBLIGATIONS

The fund may invest in loans and other debt securities that have the same characteristics as senior floating rate loans except that such loans are second in lien property rather than first. Such "second lien" loans and securities, like senior floating rate loans, typically have adjustable or floating rate interest payments. The risks associated with "second lien" loans are higher than the risk of loans with first priority over the collateral. In the event of default on a "second lien" loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible that no collateral value would remain for the second priority lien holder and therefore result in a loss of investment to the fund.

U.S. GOVERNMENT SECURITIES

The fund may invest in U.S. government securities. U.S. government securities include obligations: directly issued by or supported by the full faith and credit of the U.S. government, like Treasury bills, notes and bonds and Government National Mortgage Association (GNMA) certificates; supported by the right of the issuer to borrow from the U.S. Treasury, like those of the Federal Home Loan Banks (FHLBs); supported by the discretionary authority of the U.S. government to purchase the agency's securities like those of the Federal National Mortgage Association (FNMA); or supported only by the credit of the issuer itself, like the Tennessee Valley Authority. U.S. government securities include issues by non-governmental entities (like financial institutions) that carry direct guarantees from U.S. government agencies as part of government initiatives in response to the market crisis or otherwise.

Although the U.S. government guarantees principal and interest payments on securities issued by the U.S. government and some of its agencies, such as securities issued by GNMA, this guarantee does not apply to losses resulting from declines in the market value of these securities. Some of the U.S. government securities that the fund may hold are not guaranteed or backed by the full faith and credit of the U.S. government, such as those issued by FNMA and FHLMC.

NON-U.S. INVESTMENTS

The fund may invest without limit in securities of non-U.S. issuers, including securities of emerging market issuers. Non-U.S. issuers are issuers that are organized and have their principal offices outside of the United States. Non-U.S. securities may be issued by non-U.S. governments, banks or corporations, or private issuers, and certain supranational organizations, such as the World Bank and the European Union. The fund considers emerging market issuers to include issuers organized under the laws of an emerging market country, issuers

Investment objective and principal investment strategies

with a principal office in an emerging market country, issuers that derive at least 50% of their gross revenues or profits from goods or services produced in emerging markets or sales made in emerging markets, and emerging market governmental issuers.

DERIVATIVES

The fund may purchase and sell derivative instruments such as exchange-listed and over-the-counter put and call options on securities, financial futures, equity, fixed income and interest rate indices, and other financial instruments, purchase and sell financial futures contracts and options thereon, enter into various interest rate transactions such as swaps, caps, floors or collars and enter into various currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currency or currency futures or credit transactions and credit default swaps. The fund also may purchase derivative instruments that combine features of these instruments. The fund may use derivatives for a variety of purposes, including: in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to seek event-linked exposure; to attempt to increase the fund's return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics, and as a cash flow management technique. The fund may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The fund also may hold cash or other short-term investments.

STRUCTURED SECURITIES. The fund may invest in structured securities. The value of the principal and/or interest on such securities is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators ("Reference") or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the Reference. The terms of the structured securities may provide in certain circumstances that no principal is due at maturity and, therefore, may result in a loss of the fund's investment. Changes in the interest rate or principal payable at maturity may be a multiple of the changes in the value of the Reference. Consequently, structured securities may entail a greater degree of market risk than other types of fixed income securities.

CREDIT-LINKED NOTES. The fund may invest in credit-linked notes ("CLNs"). A CLN is a derivative instrument. It is a synthetic obligation between two or more parties where the payment of principal and/or interest is based on the performance of some obligation (a reference obligation). In addition to credit risk of the reference obligations and interest rate risk, the buyer/seller of the CLN is subject to counterparty risk.

CREDIT DEFAULT SWAPS. The fund may enter into credit default swaps, which are a type of derivative transaction. In a credit default swap, the credit default protection buyer makes periodic payments, known as premiums, to the credit default protection seller. In return, the credit default protection seller will make a payment to the credit default protection buyer upon the occurrence of a specified credit event. A credit default swap can refer to a single issuer or asset, a basket of issuers or assets, or an index of assets, each known as the "reference obligation."

A credit default swap is designed as a means to purchase (or sell) a hedge against the risk of default on the reference obligation. If a credit event occurs, the seller generally must pay the buyer the par value (i.e., full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference obligation, or the seller may be required to deliver the related net cash amount, if the swap is cash settled.

The fund may be either the buyer or seller in a credit default swap. If the fund is a buyer and no credit event occurs, the fund may recover nothing if the swap is held through its termination date. However, if a credit event occurs, the fund generally may elect to receive the full notional value of the swap in exchange for an equal face amount of the reference obligation, the value of which may have significantly decreased. As a seller, the fund generally would receive an upfront payment or a fixed rate of income throughout the term of the swap provided that there is no credit event. As the seller, the fund would effectively add leverage to its portfolio because, in addition to its total net assets, the fund would be subject to investment exposure on the notional amount of the swap.

EVENT-LINKED SWAPS. The fund may obtain event-linked exposure by investing in event-linked swaps, which are similar to credit default swaps but typically are contingent, or formulaically related to defined trigger events. Trigger events include hurricanes, earthquakes and weather-related phenomena, including statistics relating to such events. If a trigger event occurs, the fund may lose the swap's notional amount. As derivative instruments, event-linked swaps are subject to risks in addition to the risks of investing in event-linked bonds, including counterparty risk and leverage risk.

INVERSE FLOATING RATE OBLIGATIONS. The fund may invest in inverse floating rate obligations. The interest rate on inverse floating rate obligations will generally decrease as short-term interest rates increase, and increase as short-term rates decrease. Due to their leveraged structure, the sensitivity of the market value of an inverse floating rate obligation to changes in interest rates is generally greater than a comparable long-term bond issued by the same issuer and with similar credit quality, redemption and maturity provisions. Inverse floating rate obligations may be volatile and involve leverage risk.

OTHER INVESTMENT COMPANIES

The fund may invest in the securities of other investment companies, including exchange-traded funds and money market funds, to the extent that such investments are consistent with the fund's investment objective and policies and permissible under the 1940 Act. The fund may also invest without limit in money market funds. The fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies' expenses, including advisory fees. These expenses will be in addition to the direct expenses incurred by the fund.

EXCHANGE-TRADED FUNDS. Subject to the fund's limitations on investment in other investment companies, the fund may invest in exchange-traded funds ("ETFs"). ETFs, such as SPDRs, PowerShares QQQ(TM) (QQQQs), iShares and various country index funds, are funds whose shares are traded on a national exchange. ETFs may be based on underlying equity or fixed income securities. SPDRs, for example, seek to provide investment results that generally correspond to the performance of the component common stocks of the S&P(Reg. TM) 500 Index. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as "creation units." The investor purchasing a creation unit may sell the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. There can be no assurance that an ETF's investment objective will be achieved. ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index. ETFs are subject to the risks of investing in the underlying securities. The fund, as a holder of the securities of the ETF, will bear its pro rata portion of the ETF's expenses, including advisory fees. These expenses are in addition to the direct expenses of the fund's own operations.

MONEY MARKET INSTRUMENTS. The fund may invest in money market instruments or a money market fund that invests in money market instruments. Money market instruments include short-term U.S. government securities, U.S. dollar-denominated, high quality commercial paper (unsecured promissory notes issued by corporations to finance their short-term credit needs), certificates of deposit, bankers' acceptances and repurchase agreements relating to any of the foregoing.

REVERSE REPURCHASE AGREEMENTS AND BORROWING

The fund may enter into reverse repurchase agreements pursuant to which the fund transfers securities to a counterparty in return for cash, and the fund agrees to repurchase the securities at a later date and generally for a higher price. Reverse repurchase agreements are treated as borrowings by the fund, are a form of leverage and may make the value of an investment in the fund more volatile and increase the risks of investing in the fund. The fund also may borrow money from banks or other lenders, including to finance repurchase

Investment objective and principal investment strategies

requests. Entering into reverse repurchase agreements and other borrowing transactions may cause the fund to liquidate positions when it may not be advantageous to do so in order to satisfy its obligations or meet segregation requirements.

REPURCHASE AGREEMENTS

The fund may enter into repurchase agreements with broker-dealers, member banks of the Federal Reserve System and other financial institutions. Repurchase agreements are arrangements under which the fund purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the fund's purchase price, with the difference being income to the fund. A repurchase agreement may be considered a loan by the fund collateralized by securities. The Adviser reviews and monitors the creditworthiness of any institution which enters into a repurchase agreement with the fund. All repurchase agreements entered into by the fund shall be fully collateralized with U.S. Treasury and/or agency obligations at all times during the period of the agreement in that the value of the collateral shall be at least equal to an amount of the loan, including interest thereon. Collateral is held by the fund's custodian in a segregated safekeeping account for the benefit of the fund. Repurchase agreements afford the fund an opportunity to earn income on temporarily available cash. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchase of the security under a repurchase agreement, the fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. If the court characterizes the transaction as a loan and the fund has not perfected a security interest in the collateral, the fund may be required to return the collateral to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the fund would be at risk of losing some or all of the principal and interest involved in the transaction.

CASH MANAGEMENT AND TEMPORARY INVESTMENTS

Normally, the fund invests substantially all of its assets to meet its investment objective. The fund may invest the remainder of its assets in securities with remaining maturities of less than one year or cash equivalents, or may hold cash. For temporary defensive purposes, including during periods of unusual cash flows, the fund may depart from its principal investment strategies and invest part or all of its assets in these securities or may hold cash. To the extent that the fund has any uninvested cash, the fund would also be subject to risk with respect to the depository institution holding the cash. During such periods, it may be more difficult for the fund to achieve its investment objective. The fund may adopt a defensive strategy when the Adviser believes securities in which the fund normally invests have special or unusual risks or are less attractive due to adverse market, economic, political or other conditions.

SHORT-TERM TRADING

The fund usually does not trade for short-term profits. The fund will sell an investment, however, even if it has only been held for a short time, if it no longer meets the fund's investment criteria. If the fund does a lot of trading, it may incur additional operating expenses, which would reduce performance, and could cause shareowners to incur a higher level of taxable income or capital gains.

Risk factors

RISK IS INHERENT IN ALL INVESTING. INVESTING IN ANY INVESTMENT COMPANY SECURITY INVOLVES RISK, INCLUDING THE RISK THAT YOU MAY RECEIVE LITTLE OR NO RETURN ON YOUR INVESTMENT. THEREFORE, BEFORE PURCHASING SHARES, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS THAT YOU ASSUME WHEN YOU INVEST IN THE FUND.

GENERAL. The fund is a non-diversified, closed-end management investment company designed primarily as a long-term investment and not as a trading tool. The fund is not a complete investment program and should be considered only as an addition to an investor's existing portfolio of investments. Because the fund invests predominantly in ILS of U.S. and non-U.S. issuers, floating rate loans, and high yield debt securities, an investment in the fund's shares is speculative in that it involves a high degree of risk. Due to uncertainty inherent in all investments, there can be no assurance that the fund will achieve its investment objective. ILS in which the fund invests may only have limited liquidity, or may be illiquid. In addition, even though the fund will make periodic offers to repurchase a portion of its outstanding shares to provide some liquidity to shareholders, shareholders should consider the fund to be an illiquid investment.

NO OPERATING HISTORY. The fund is a newly organized, non-diversified, closed-end management investment company and has no operating history or history of public trading.


RISKS OF INVESTING IN INSURANCED-LINKED SECURITIES. The fund could lose a portion or all of the principal it has invested in an ILS, and the right to additional interest and/or dividend payments with respect to the security, upon the occurrence of one or more trigger events, as defined within the terms of the ILS. Trigger events may include natural or other perils of a specific size or magnitude that occur in a designated geographic region during a specified time period, and/or that involve losses or other metrics that exceed a specific amount. Natural perils include disasters such as hurricanes, earthquakes, windstorms, fires, floods and other weather-related occurrences, as well as mortality or longevity events. Non-natural perils include disasters resulting from human-related activity such as commercial and industrial accidents or business interruptions. There is no way to accurately predict whether a trigger event will occur and, accordingly, ILS carry significant risks. In addition to the specified trigger events, ILS may expose the fund to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. In addition to the specified trigger events, ILS may expose the fund to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. ILS are also subject to the risk that the model used to calculate the probability of a trigger event was not accurate and underestimated the likelihood of a trigger event. ILS may provide for extensions of maturity in order to process and audit loss claims in those cases when a trigger event has, or possibly has, occurred. Certain ILS may have limited liquidity, or may be illiquid. Upon the occurrence or possible occurrence of a trigger event, and until the completion of the processing and auditing of applicable loss claims, the fund's investment in an ILS may be priced using fair value methods. Lack of a liquid market may impose the risk of higher transaction costs and the possibility that the fund may be forced to liquidate positions when it would not be advantageous to do so.

RISKS OF INVESTING IN STRUCTURED REINSURANCE INVESTMENTS. The fund invests in ILS that are special purpose vehicles ("SPVs") or similar instruments structured to comprise a portion of a reinsurer's catastrophe-oriented business, known as quota share instruments (sometimes referred to as reinsurance sidecars), or to provide reinsurance relating to specific risks to insurance or reinsurance companies through a collateralized instrument, known as collateralized reinsurance. Quota shares instruments and other structured reinsurance investments generally will be considered illiquid securities by the fund.


Structured reinsurance investments are typically more customizable but less liquid investments than event-linked bonds. Like event-linked bonds, an investor in structured reinsurance investments participates in the premiums and losses associated with underlying reinsurance contracts.

Structured reinsurance investments are subject to the same risks as event-linked bonds. In addition, because quota share instruments represent an interest in a basket of underlying reinsurance contracts, the fund has limited transparency into the individual underlying contracts and therefore must rely upon the risk assessment

Risk factors

and sound underwriting practices of the insurer and/or reinsurer. Accordingly, it may be more difficult for the Adviser to fully evaluate the underlying risk profile of the fund's investment in quota share instruments and therefore place the fund's assets at greater risk of loss than if the Adviser had more complete information. Structured reinsurance investments may be difficult to value.

Since ILS issuers typically are structured so as to be bankruptcy remote SPVs or similar structures, it is unlikely that the fund could lose its investment if the applicable trigger event never occurs. However, there can be no assurance that ILS in which the fund may invest in the future will be structured in a similar manner or that a court would uphold the intended bankruptcy remote characterization of the structure. If ILS issued in the future is structured in a different manner, it may be possible that the fund would lose its entire investment in an event-linked bond even though the applicable trigger event never occurs.

ILS MARKET AND REINVESTMENT RISK. The size of the ILS market may change over time, which may limit the availability of ILS for investment by the fund. The original issuance of ILS in general, including ILS with desired instrument or risk characteristics, may fluctuate depending on the capital and capacity needs of reinsurers as well as the demand for ILS by institutional investors. The availability of ILS in the secondary market also may be limited by supply and demand dynamics and prevailing economic conditions. To the extent ILS held by the fund mature, or the fund must sell securities in connection with share repurchases, the fund may be required to hold more cash or short-term investments than it normally would until attractive ILS becomes available. Holding excess cash and/or reinvestment in securities that are lower yielding or less desirable than securities sold may negatively affect performance.

There are relatively few market participants that market reinsurance arrangements, create SPVs and similar structures, and otherwise facilitate the participation in the reinsurance industry by funds and other capital market investors. Withdrawal from the industry by key market participants may affect negatively the liquidity of the ILS market or the operation or value of ILS structures that rely on these market participants.


MARKET RISK. The market prices of securities held by the fund may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. Changes in market conditions may not have the same impact on all types of securities. The value of securities may also fall due to specific conditions that affect a particular sector of the securities market or a particular issuer. In the past decade, financial markets throughout the world have experienced increased volatility, depressed valuations, decreased liquidity and heightened uncertainty. Governmental and non-governmental issuers have defaulted on, or been forced to restructure, their debts. These conditions may continue, recur, worsen or spread. Events that have contributed to these market conditions include, but are not limited to, major cybersecurity events; geopolitical events (including wars and terror attacks); measures to address budget deficits; downgrading of sovereign debt; changes in oil and commodity prices; dramatic changes in currency exchange rates; and public sentiment. U.S. and non-U.S. governments and central banks have provided significant support to financial markets, including by keeping interest rates at historically low levels. U.S. Federal Reserve or other U.S. or non-U.S. governmental or central bank actions, including interest rate increases or contrary actions by different governments, could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of securities in which the fund invests. Policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation, and these and other events affecting global markets, such as the United Kingdom's exit from the European Union (or Brexit), may in some instances contribute to decreased liquidity and increased volatility in the financial markets. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. Economies and financial markets throughout the world are increasingly interconnected. Economic, financial or political events, trading and tariff arrangements, terrorism, natural disasters and other circumstances in one country or region could have profound impacts on global economies or markets. As a result, whether or not the fund invests in securities of issuers located in or with significant exposure to the countries directly affected, the value and liquidity of the fund's investments may be negatively affected. The fund may experience a substantial or complete loss on any individual security or derivative position.

HIGH YIELD OR "JUNK" BOND RISK. Debt securities that are below investment grade, called "junk bonds," are speculative, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments. These securities have a higher risk of issuer default because, among other reasons, issuers of junk bonds often have more debt in relation to total capitalization than issuers of investment grade securities. Junk bonds tend to be volatile and more susceptible to adverse events and negative sentiments. These risks are more pronounced for securities that are already in default. Changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of such securities to make principal and interest payments than is the case for higher grade debt securities. The value of lower-quality debt securities often changes in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. Junk bonds may also be less liquid than higher-rated securities, which means that the fund may have difficulty selling them at times, and it may have to apply a greater degree of judgment in establishing a price for purposes of valuing fund shares. Junk bonds generally are issued by less creditworthy issuers. Issuers of junk bonds may have a larger amount of outstanding debt relative to their assets than issuers of investment grade bonds. In the event of an issuer's bankruptcy, claims of other creditors may have priority over the claims of junk bond holders, leaving few or no assets available to repay junk bond holders. The fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer. Junk bonds frequently have redemption features that permit an issuer to repurchase the security from the fund before it matures. If the issuer redeems junk bonds, the fund may have to invest the proceeds in bonds with lower yields and may lose income.


INTEREST RATE RISK. The market prices of securities may fluctuate significantly when interest rates change. When interest rates rise, the value of fixed income securities and therefore the value of your investment in the fund generally falls. A general rise in interest rates could adversely affect the price and liquidity of fixed income securities and could also result in increased redemptions from the fund. A change in interest rates will not have the same impact on all fixed income securities. Generally, the longer the maturity or duration of a fixed income security, the greater the impact of a rise in interest rates on the security's value. For example, if interest rates increase by 1%, the value of a fund's portfolio with a portfolio duration of ten years would be expected to decrease by 10%, all other things being equal. Calculations of duration and maturity may be based on estimates and may not reliably predict a security's price sensitivity to changes in interest rates. Moreover, securities can change in value in response to other factors affecting the issuer or markets generally, such as credit risk. In addition, different interest rate measures (such as short- and long-term interest rates and U.S. and foreign interest rates), or interest rates on different types of securities or securities of different issuers, may not necessarily change in the same amount or in the same direction. When interest rates go down, the income received by the fund, and the fund's yield, may decline. Also, when interest rates decline, investments made by the fund may pay a lower interest rate, which would reduce the income received and distributed by the fund.


Certain fixed income securities pay interest at variable or floating rates. Variable rate securities tend to reset at specified intervals, while floating rate securities may reset whenever there is a change in a specified index rate. In most cases, these reset provisions reduce the impact of changes in market interest rates on the value of the security. However, some securities do not track the underlying index directly, but reset based on formulas that may produce a leveraging effect; others may also provide for interest payments that vary inversely with market rates. The market prices of these securities may fluctuate significantly when interest rates change. Yield generated by the fund may decline due to a decrease in market interest rates.

Risk factors

The values of securities with floating interest rates generally are less sensitive to interest rate changes but may decline in value if their interest rates do not rise as much, or as quickly, as prevailing interest rates. In addition, rising interest rates can also lead to increased default rates, as issuers of floating rate securities find themselves faced with higher payments. Further, in the case of some instruments, if the underlying reference interest rate does not move by at least a prescribed increment, no adjustment will occur in the floating rate instrument's interest rate. This means that, when prevailing interest rates increase, a corresponding increase in the instrument's interest rate may not result and the instrument may decline in value. Unlike fixed rate securities, floating rate securities generally will not increase in value if interest rates decline. Changes in interest rates also will affect the amount of interest income the fund earns on its floating rate investments. Unlike fixed rate securities, when prevailing interest rates decrease, the interest rate payable on floating rate investments will decrease.

The interest rates of some floating rate obligations adjust only periodically. Between the times that interest rates on floating rate obligations adjust, the interest rate on those obligations may not correlate to prevailing rates. That will affect the value of the loans and may cause the net asset values of the fund's shares to fluctuate.


CREDIT RISK. If an obligor (such as the issuer itself or a party offering credit enhancement) for a security held by the fund fails to pay, otherwise defaults, is perceived to be less creditworthy, becomes insolvent or files for bankruptcy, a security's credit rating is downgraded or the credit quality or value of an underlying asset declines, the value of your investment could decline. If the fund enters into financial contracts (such as certain derivatives, repurchase agreements, reverse repurchase agreements, and when-issued, delayed delivery and forward commitment transactions), the fund will be subject to the credit risk presented by the counterparty. In addition, the fund may incur expenses and suffer delays in an effort to protect the fund's interests or to enforce its rights. A security may change in price for a variety of reasons. For example, floating rate securities may have final maturities of ten or more years, but their effective durations will tend to be very short. If there is an adverse credit event, or a perceived change in the issuer's creditworthiness, these securities could experience a far greater negative price movement than would be predicted by the change in the security's yield in relation to their effective duration. The fund evaluates the credit quality of issuers and counterparties prior to investing in securities. Credit risk is broadly gauged by the credit ratings of the securities in which the fund invests. However, ratings are only the opinions of the companies issuing them and are not guarantees as to quality. Securities rated in the lowest category of investment grade (Baa/BBB) may possess certain speculative characteristics.


PREPAYMENT OR CALL RISK. Many fixed income securities give the issuer the option to prepay or call the security prior to its maturity date. Issuers often exercise this right when interest rates fall. Accordingly, if the fund holds a fixed income security that can be prepaid or called prior to its maturity date, it will not benefit fully from the increase in value that other fixed income securities generally experience when interest rates fall. Upon prepayment of the security, the fund also would be forced to reinvest the proceeds at then current yields, which would be lower than the yield of the security that was prepaid or called. In addition, if the fund purchases a fixed income security at a premium (at a price that exceeds its stated par or principal value), the fund may lose the amount of the premium paid in the event of prepayment.

RISK OF ILLIQUID INVESTMENTS. Certain securities or derivatives held by the fund may be impossible or difficult to purchase or dispose of at a fair price at the times when the fund believes it is desirable to do so. The market price of illiquid securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the fund pays for or recovers upon the sale of illiquid securities. Illiquid securities are also more difficult to value and the Adviser's judgment may play a greater role in the valuation process. Investment of the fund's assets in illiquid securities may restrict the fund's ability to take advantage of market opportunities. The risks associated with illiquid securities may be particularly acute in situations in which the fund's operations require cash and could result in the fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid securities. Markets may become illiquid when, for instance, there are few, if any, interested buyers and sellers or when dealers are unwilling to make a market for certain securities or when dealer market-making capacity is otherwise reduced.


RISKS OF INVESTING IN FLOATING RATE LOANS. Floating rate loans and similar investments may be illiquid or less liquid than other investments and difficult to value. Market quotations for these securities may be volatile and/or subject to large spreads between bid and ask prices. No active trading market may exist for many floating rate loans, and many loans are subject to restrictions on resale. Any secondary market may be subject to irregular trading activity and extended trade settlement periods. An economic downturn generally leads to a higher non-payment rate, and a loan may lose significant value before a default occurs.

When the fund invests in a loan participation, the fund does not have a direct claim against the borrower and must rely upon an intermediate participant to enforce any rights against the borrower. As a result, the fund is subject to the risk that an intermediate participant between the fund and the borrower will fail to meet its obligations to the fund, in addition to the risk that the issuer of the loan will default on its obligations. Also the fund may be regarded as the creditor of the agent lender (rather than the borrower), subjecting the fund to the creditworthiness of the lender as well as the borrower.

There is less readily available, reliable information about most senior loans than is the case for many other types of securities. Although the features of senior loans, including being secured by collateral and having priority over other obligations of the issuer, reduce some of the risks of investment in below investment grade securities, the loans are subject to significant risk. The Adviser believes, based on its experience, that senior floating rate loans generally have more favorable loss recovery rates than most other types of below investment grade obligations. However, there can be no assurance that the fund's actual loss recovery experience will be consistent with the Adviser's prior experience or that the senior loans in which the fund invests will achieve any specific loss recovery rate.

Loans may take longer than seven days to settle, potentially leading to the sale proceeds of loans not being available to meet redemptions for a substantial period of time after the sale of the loans. To the extent that sale proceeds of loans are not available, the fund may sell securities that have shorter settlement periods or may access other sources of liquidity to meet redemption requests.


Some of the loans in which the fund may invest may be "covenant lite." Covenant lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may expose the fund to greater credit risk associated with the borrower and reduce the fund's ability to restructure a problematic loan and mitigate potential loss. As a result the fund's exposure to losses on such investments may be increased, especially during a downturn in the credit cycle.


Second lien loans generally are subject to similar risks as those associated with senior loans. Because second lien loans are subordinated or unsecured and thus lower in priority on payment to senior loans, they are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Second lien loans generally have greater price volatility than senior loans and may be less liquid.

Certain floating rate loans and other corporate debt securities involve refinancings, recapitalizations, mergers and acquisitions, and other financings for general corporate purposes. Other loans are incurred in restructuring or "work-out" scenarios, including debtor-in-possession facilities in bankruptcy. Loans in restructuring or similar

Risk factors

scenarios may be especially vulnerable to the inherent uncertainties in restructuring processes. In addition, the highly leveraged capital structure of the borrowers in any of these transactions, whether acquisition financing or restructuring, may make the loans especially vulnerable to adverse economic or market conditions and the risk of default.


Because affiliates of Amundi Pioneer may participate in the primary and secondary market for senior loans, limitations under applicable law may restrict the fund's ability to participate in a restructuring of a senior loan or to acquire some senior loans, or affect the timing or price of such acquisition.


Loans may not be considered "securities," and purchasers, such as the fund, therefore may not be entitled to rely on the anti-fraud protections afforded by federal securities laws.

COLLATERAL RISK. The value of collateral, if any, securing a floating rate loan can decline, and may be insufficient to meet the issuer's obligations or may be difficult to liquidate. In addition, the fund's access to collateral may be limited by bankruptcy or other insolvency laws. These laws may be less developed and more cumbersome with respect to the fund's non-U.S. floating rate investments. Floating rate loans may not be fully collateralized or may be uncollateralized. Uncollateralized loans involve a greater risk of loss. In the event of a default, the fund may have difficulty collecting on any collateral and would not have the ability to collect on any collateral for an uncollateralized loan. In addition, the lender's security interest or their enforcement of their security interest under the loan agreement may be found by a court to be invalid or the collateral may be used to pay other outstanding obligations of the borrower. Further, the fund's access to collateral, if any, may be limited by bankruptcy law. To the extent that a loan is collateralized by stock of the borrower or its affiliates, this stock may lose all or substantially all of its value in the event of bankruptcy of the borrower. Loans that are obligations of a holding company are subject to the risk that, in a bankruptcy of a subsidiary operating company, creditors of the subsidiary may recover from the subsidiary's assets before the lenders to the holding company would receive any amount on account of the holding company's interest in the subsidiary.

RISK OF DISADVANTAGED ACCESS TO CONFIDENTIAL INFORMATION. The issuer of a floating rate loan may offer to provide material, non-public information about the issuer to investors, such as the fund. Normally, the Adviser will seek to avoid receiving this type of information about the issuer of a loan either held by, or considered for investment by, the fund. The Adviser's decision not to receive the information may place it at a disadvantage, relative to other loan investors, in assessing a loan or the loan's issuer. For example, in instances where holders of floating rate loans are asked to grant amendments, waivers or consents, the Adviser's inability to assess the impact of these actions may adversely affect the value of the portfolio. For this and other reasons, it is possible that the Adviser's decision not to receive material, non-public information under normal circumstances could adversely affect the fund's investment performance.

RISKS OF SUBORDINATED SECURITIES. A holder of securities that are subordinated or "junior" to more senior securities of an issuer is entitled to payment after holders of more senior securities of the issuer. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer, any loss incurred by the subordinated securities is likely to be proportionately greater, and any recovery of interest or principal may take more time. As a result, even a perceived decline in creditworthiness of the issuer is likely to have a greater impact on subordinated securities than more senior securities.

U.S. TREASURY OBLIGATIONS RISK. The market value of direct obligations of the U.S. Treasury may vary due to changes in interest rates. In addition, changes to the financial condition or credit rating of the U.S. government may cause the value of the fund's investments in obligations issued by the U.S. Treasury to decline.

U.S. GOVERNMENT AGENCY OBLIGATIONS RISK. The fund invests in obligations issued by agencies and instrumentalities of the U.S. government. Government-sponsored entities such as FNMA, FHLMC and the FHLBs, although chartered or sponsored by Congress, are not funded by congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor issued by the U.S. government. The maximum potential liability of the issuers of some U.S. government obligations may greatly exceed their current resources, including any legal right to support from the U.S. government. Such debt and mortgage-backed securities are subject to the risk of default on the payment of interest and/or principal, similar to debt of private issuers. Although the U.S. government has provided financial support to FNMA and FHLMC in the past, there can be no assurance that it will support these or other government-sponsored entities in the future.

RISKS OF NON-U.S. INVESTMENTS. Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the fund invests significantly in one region or country. These risks may include:

oLess information about non-U.S. issuers or markets may be available due to less rigorous disclosure or accounting standards or regulatory practices

oMany non-U.S. markets are smaller, less liquid and more volatile. In a changing market, the Adviser may not be able to sell the fund's securities at times, in amounts and at prices it considers reasonable

oAdverse effect of currency exchange rates or controls on the value of the fund's investments, or its ability to convert non-U.S. currencies to U.S. dollars

oThe economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession

oEconomic, political, regulatory and social developments may adversely affect the securities markets

oIt may be difficult for the fund to pursue claims or enforce judgments against a foreign bank, depository or issuer of a security, or any of their agents, in the courts of a foreign country

oWithholding and other non-U.S. taxes may decrease the fund's return. The value of the fund's foreign investments also may be affected by U.S. tax considerations and restrictions in receiving investment proceeds from a foreign country

oSome markets in which the fund may invest are located in parts of the world that have historically been prone to natural disasters that could result in a significant adverse impact on the economies of those countries and investments made in those countries

oIt is often more expensive for the fund to buy, sell and hold securities in certain foreign markets than in the United States

oA governmental entity may delay, or refuse or be unable to pay, interest or principal on its sovereign debt due to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place economic reforms

oInvesting in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security. In addition, depositary receipts may not pass through voting and other shareholder rights, and may be less liquid than the underlying securities listed on an exchange


oA number of countries in the European Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties. Additional EU member countries may also fall subject to such difficulties. A number of countries in Europe have suffered terror attacks, and additional attacks may occur in the future. In addition, the United Kingdom has withdrawn from the EU (commonly known as "Brexit"). Other countries may seek to withdraw from the EU and/or abandon the euro, the common currency of the EU. These events could negatively affect the value and liquidity of the fund's investments, particularly in euro-denominated securities and derivative contracts, securities of issuers located in the EU or with significant exposure to EU issuers or countries

Risk factors

Additional risks of investing in emerging markets include:

oThe extent of economic development, political stability, market depth, infrastructure, capitalization and regulatory oversight can be less than in more developed markets

oEmerging market countries may experience rising interest rates, or, more significantly, rapid inflation or hyperinflation

oThe fund could experience a loss from settlement and custody practices in some emerging markets

oThe possibility that a counterparty may not complete a currency or securities transaction

oLow trading volumes may result in a lack of liquidity and in extreme price volatility

oSanctions or other government actions against a foreign nation could negatively impact the fund's investments in securities that have exposure to that nation

oChina and other developing market Asia-Pacific countries may be subject to considerable degrees of economic, political and social instability


DERIVATIVES RISK. Using futures, options and other derivatives exposes the fund to special risks and costs and may result in losses to the fund, even when used for hedging purposes. Using derivatives can increase losses and reduce opportunities for gain when market prices, interest rates or currencies, or the derivative instruments themselves, behave in a way not anticipated by the fund, especially in abnormal market conditions. Using derivatives can have a leveraging effect (which may increase investment losses) and increase the fund's volatility, which is the degree to which the fund's share price may fluctuate within a short time period. Certain derivatives have the potential for unlimited loss, regardless of the size of the fund's initial investment. Derivatives are generally subject to the risks applicable to the assets, rates, indices or other indicators underlying the derivative. If changes in a derivative's value do not correspond to changes in the value of the fund's other investments or do not correlate well with the underlying assets, rate or index, the fund may not fully benefit from, or could lose money on, or could experience unusually high expenses as a result of, the derivative position. The other parties to certain derivative transactions present the same types of credit risk as issuers of fixed income securities. Derivatives also tend to involve greater liquidity risk and they may be difficult to value. The fund may be unable to terminate or sell its derivative positions. In fact, many over-the-counter derivatives will not have liquidity beyond the counterparty to the instrument. Use of derivatives or similar instruments may have different tax consequences for the fund than an investment in the underlying security, and those differences may affect the amount, timing and character of income distributed to shareholders. The fund's use of derivatives may also increase the amount of taxes payable by shareholders. Risks associated with the use of derivatives are magnified to the extent that a an increased portion of the fund's assets are committed to derivatives in general or are invested in just one or a few types of derivatives.


The U.S. government and foreign governments are in the process of adopting and implementing regulations governing derivative markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make derivatives more costly, may limit their availability or utility or otherwise adversely affect their performance, or may disrupt markets. The fund may be exposed to additional risks as a result of the additional regulations. The extent and impact of the regulations are not yet fully known and may not be for some time. In addition, the SEC has proposed a new rule that would change the regulation of the use of derivatives by registered investment companies, such as the fund. If the proposed rule takes effect, it could limit the ability of the fund to invest in derivatives.

There are several risks associated with the use of futures contracts and futures options. A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. While the fund may enter into futures contracts and options on futures contracts for hedging purposes, the use of futures contracts and options on futures contracts might result in a poorer overall performance for the fund than if it had not engaged in any such transactions. There may be an imperfect correlation between the fund's portfolio holdings and futures contracts or options on futures contracts entered into by the fund, which may prevent the fund from achieving the intended hedge or expose the fund to risk of loss. The degree of imperfection of correlation depends on circumstances such as variations in market demand for futures, futures options and the related securities, including technical influences in futures and futures options trading, and differences between the securities markets and the securities underlying the standard contracts available for trading. Further, the fund's use of futures contracts and options on futures contracts to reduce risk involves costs and will be subject to the Adviser's ability to predict correctly changes in interest rate relationships or other factors.

Under an interest rate swap agreement, the payment obligations, if any, of the fund and the counterparty are netted against each other, resulting in a net payment due either from the fund or the counterparty. Depending on whether the fund would be entitled to receive payments from the counterparty on a swap or cap, which in turn would depend on the general state of short-term interest rates at that point in time, a default by a counterparty could negatively impact the fund's overall performance. In addition, at the time an interest rate swap or cap transaction reaches its scheduled termination date, there is a risk that the fund would not be able to obtain a replacement transaction or that the terms of the replacement would not be as favorable as on the expiring transaction. If this occurs, it could have a negative impact on the fund's performance.

The use of interest rate swaps and caps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions. Depending on the state of interest rates in general, the fund's use of interest rate swaps or caps could enhance or harm the fund's overall performance. To the extent there is a decline in interest rates, the value of the interest rate swap or cap could decline, and could result in a decline in the fund's net asset value. In addition, if short-term interest rates are lower than the fund's fixed rate of payment on the interest rate swap, the swap will reduce the fund's net earnings. If, on the other hand, short-term interest rates are higher than the fixed rate of payment on the interest rate swap, the swap will enhance the fund's net earnings. Buying interest rate caps could enhance the fund's performance by providing a maximum leverage expense. Buying interest rate caps could also decrease the fund's net earnings in the event that the premium paid by the fund to the counterparty exceeds the additional amount the fund would have been required to pay had it not entered into the cap agreement.

Interest rate swaps and caps do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the fund is contractually obligated to make and any termination payments potentially owed by the fund. If the counterparty defaults, the fund would not be able to use the anticipated net receipts under the swap or cap to offset interest payments on borrowings. Depending on whether the fund would be entitled to receive payments from the counterparty on the swap or cap, which in turn would depend on the general state of short-term interest rates at that point in time, such a default could negatively impact the fund's performance.

The fund will be required to maintain its positions with a clearing organization through one or more clearing brokers. The clearing organization will require the fund to post margin and the broker may require the fund to post additional margin to secure the fund's obligations. The amount of margin required may change from time to time. In addition, cleared transactions may be more expensive to maintain than over-the-counter transactions and may require the fund to deposit larger amounts of margin. The fund may not be able to recover margin amounts if the broker has financial difficulties. Also, the broker may require the fund to terminate a derivatives position under certain circumstances. This may cause the fund to lose money. The fund's ability to use certain derivative instruments currently is limited by Commodity Futures Trading Commission rules.

CREDIT DEFAULT SWAP RISK. Credit default swap contracts, a type of derivative instrument, involve heightened risks and may result in losses to the fund. Credit default swaps may in some cases be illiquid and difficult to value, and they increase credit risk since the fund has exposure to both the issuer of the referenced obligation and the counterparty to the credit default swap. If the fund buys a credit default swap, it will be subject to the risk that the credit default swap may expire worthless, as the credit default swap would only generate

Risk factors

income in the event of a default on the underlying debt security or other specified event. As a buyer, the fund would also be subject to credit risk relating to the seller's payment of its obligations in the event of a default (or similar event). If the fund sells a credit default swap, it will be exposed to the credit risk of the issuer of the obligation to which the credit default swap relates. As a seller, the fund would also be subject to leverage risk, because it would be liable for the full notional amount of the swap in the event of default (or similar event). Swaps may be difficult to unwind or terminate. Certain index-based credit default swaps are structured in tranches, whereby junior tranches assume greater default risk than senior tranches. The absence of a central exchange or market for swap transactions may lead, in some instances, to difficulties in trading and valuation, especially in the event of market disruptions. New regulations require many kinds of swaps to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse. Although this clearing mechanism is generally expected to reduce counterparty credit risk, it may disrupt or limit the swap market and may not result in swaps being easier to trade or value. As swaps become more standardized, the fund may not be able to enter into swaps that meet its investment needs. The fund also may not be able to find a clearinghouse willing to accept the swaps for clearing. In a cleared swap, a central clearing organization will be the counterparty to the transaction. The fund will assume the risk that the clearinghouse may be unable to perform its obligations. The new regulations may make using swaps more costly, may limit their availability or may otherwise adversely affect their value or performance.

RISKS OF INVERSE FLOATING RATE OBLIGATIONS. The interest rate on inverse floating rate obligations will generally decrease as short-term interest rates increase, and increase as short-term rates decrease. Due to their leveraged structure, the sensitivity of the market value of an inverse floating rate obligation to changes in interest rates is generally greater than a comparable long-term bond issued by the same issuer and with similar credit quality, redemption and maturity provisions. Inverse floating rate obligations may be volatile and involve leverage risk.

LEVERAGING RISK. The value of your investment may be more volatile and other risks tend to be compounded if the fund borrows or uses derivatives or other investments that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the fund's underlying assets or creates investment risk with respect to a larger pool of assets than the fund would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

MORTGAGE DOLLAR ROLL TRANSACTIONS RISK. The benefits to the fund from mortgage dollar roll transactions depend upon the Adviser's ability to forecast mortgage prepayment patterns on different mortgage pools. The fund may lose money if, during the period between the time it agrees to the forward purchase of the mortgage securities and the settlement date, these securities decline in value due to market conditions or prepayments on the underlying mortgages.

RISKS OF ZERO COUPON BONDS AND PAYMENT IN KIND SECURITIES. Zero coupon bonds (which do not pay interest until maturity) and payment in kind securities (which pay interest in the form of additional securities) may be more speculative and may fluctuate more in value than securities which pay income periodically and in cash. These securities are more likely to respond to changes in interest rates than other securities that have similar maturities and credit quality. These securities are more sensitive to the credit quality of the underlying issuer. Payment in kind securities may be difficult to value because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Unlike bonds that pay interest throughout the period to maturity, the fund generally will realize no cash until maturity and, if the issuer defaults, the fund may obtain no return at all on its investment. In addition, although the fund receives no periodic cash payments on such securities, the fund is deemed for tax purposes to receive income from such securities, which applicable tax rules require the fund to distribute to shareholders. Such distributions may be taxable when distributed to shareholders and, in addition, could reduce the fund's reserve position and require the fund to sell securities and incur a gain or loss at a time it may not otherwise want in order to provide the cash necessary for these distributions.

TAX AND REGULATED INVESTMENT COMPANY QUALIFICATION RISK. As described in more detail below, in order to qualify for the favorable tax treatment generally available to regulated investment companies, at least 90% of the fund's gross income each taxable year must consist of qualifying income, the fund must meet certain asset diversification tests at the end of each fiscal quarter, and the fund must meet certain distribution requirements for each taxable year.

The tax treatment of certain ILS is not entirely clear. Certain of the fund's investments (including, potentially, certain ILS) may generate income that is not qualifying income. The fund might generate more non-qualifying income than anticipated, might not be able to generate qualifying income in a particular taxable year at levels sufficient to meet the qualifying income test, or might not be able to determine the percentage of qualifying income it has derived for a taxable year until after year-end. The fund may determine not to make an investment that it otherwise would have made, or may dispose of an investment it otherwise would have retained (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances), in an effort to meet the qualifying income test.

Certain investments made by the fund (including certain ILS) may be treated as equity in passive foreign investment companies ("PFICs") for federal income tax purposes. In general, a PFIC is a foreign corporation (i) that receives at least 75% of its annual gross income from passive sources (such as interest, dividends, certain rents and royalties, or capital gains) or (ii) where at least 50% of its assets (computed based on average fair market value) either produce or are held for the production of passive income. If the fund acquires any equity interest in a PFIC, the fund could be subject to U.S. federal income tax and additional interest charges on "excess distributions" received from the PFIC or on gain from the sale of stock in the PFIC, even if all income or gain actually received by the fund is timely distributed to its shareholders. The fund would not be able to pass through to its shareholders any credit or deduction for such a tax. A "qualified electing fund" election or a "mark to market" election may be available that would ameliorate these adverse tax consequences, but such elections could require the fund to recognize taxable income or gain (which would be subject to the distribution requirements applicable to regulated investment companies, as described above) without the concurrent receipt of cash. In order to satisfy the distribution requirements and avoid a tax on the fund, the fund may be required to liquidate portfolio securities that it might otherwise have continued to hold (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances), or the fund may be required to borrow cash. Under proposed Treasury regulations, certain income derived by the fund for a taxable year from a PFIC with respect to which the fund has made a qualified electing fund election would generally constitute qualifying income only to the extent the PFIC makes distributions in respect of that income to the fund for that taxable year. Gains from the sale of stock of PFICs may also be treated as ordinary income. In order for the fund to make a qualified electing fund election with respect to a PFIC, the PFIC would have to agree to provide certain tax information to the fund on an annual basis, which it might not agree to do. The fund may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its after-tax return from these investments.

If a sufficient portion of the interests in a foreign issuer (including certain ILS issuers) is held or deemed held by the fund, independently or together with certain other U.S. persons, that issuer may be treated as a "CFC" with respect to the fund, in which case the fund will be required to take into account each year, as ordinary income, its share of certain portions of that issuer's income, whether or not such amounts are distributed. The fund may have to dispose of its portfolio securities (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances) to generate cash, or may have to borrow the cash, to meet its distribution requirements and avoid fund-level taxes. Under proposed Treasury regulations, certain income derived by the fund from a CFC for a taxable year would generally constitute qualifying income only to the extent the CFC makes distributions in respect of that income to the fund for that taxable year. In addition, some fund gains on the disposition of interests in such an issuer may be treated as ordinary income. The fund may limit and/or manage its holdings in issuers that could be treated as controlled foreign corporations in order to limit its tax liability or maximize its after-tax return from these investments.

Risk factors

If the fund were to fail to qualify for treatment as a regulated investment company, it would generally be taxed in the same manner as an ordinary corporation, and distributions to its shareholders generally would not be deductible by the fund in computing its taxable income. Under certain circumstances, the fund may be able to cure a failure to meet the qualifying income test or the diversification test if such failure was due to reasonable cause and not willful neglect, but in order to do so the fund may incur a significant penalty tax that would reduce (and potentially could eliminate) the fund's returns.

VALUATION RISK. The sales price the fund could receive for any particular portfolio investment may differ from the fund's valuation of the investment, particularly for securities that trade in thin or volatile markets. If markets make it difficult to value some investments, the fund may value these investments using more subjective methods, such as fair value methodologies. Investors who purchase or redeem fund shares on days when the fund is holding fair-valued securities may receive fewer or more shares or lower or higher sale proceeds than they would have received if the fund had not fair-valued the securities or had used a different valuation methodology. The value of foreign securities, certain fixed income securities and currencies, as applicable, may be materially affected by events after the close of the market on which they are valued, but before the fund determines its net asset value. The fund's ability to value its investments may also be impacted by technological issues and/or errors by pricing services or other third party service providers.

CONCENTRATION RISK. A fund that invests a significant percentage of its assets in a single industry may be particularly susceptible to adverse economic, regulatory or other events affecting that industry and may be more risky than a fund that does not concentrate in an industry.

Industries in the financial segment, such as insurance companies, may be sensitive to changes in interest rates and general economic activity and are generally subject to extensive government regulation.

NON-DIVERSIFICATION RISK. The fund is not diversified, which means that it can invest a higher percentage of its assets in the securities of any one or more issuers than a diversified fund. Being non-diversified may magnify the fund's losses from adverse events affecting a particular issuer.


CYBERSECURITY RISK. Cybersecurity failures by and breaches of the fund's adviser, transfer agent, distributor, custodian, fund accounting agent or other service providers may disrupt fund operations, interfere with the fund's ability to calculate its NAV, prevent fund shareholders from purchasing and redeeming shares or receiving distributions, cause loss of or unauthorized access to private shareholder information, and result in financial losses, regulatory fines, penalties, reputational damage, or additional compliance costs. Substantial costs may be incurred in order to prevent any cyber incidents in the future. The fund and its shareholders could be negatively impacted as a result.


EXPENSE RISK. Your actual costs of investing in the fund may be higher than the expenses shown in "Annual Fund Operating Expenses" for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and fund expense ratios are more likely to increase when markets are volatile.


PORTFOLIO SELECTION RISK. The Adviser's judgment about a particular security or issuer, or about the economy or a particular sector, region or market segment, or about an investment strategy, may prove to be incorrect, or there may be imperfections, errors or limitations in the models, tools and information used by the Adviser.


REPURCHASE OFFERS RISK. The fund is an "interval fund" and, in order to provide some liquidity to shareholders, will make periodic offers to repurchase between 5% and 25% of its outstanding shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The fund believes that these repurchase offers are generally beneficial to the fund's shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the fund to be fully invested or force the fund to maintain a higher percentage of its assets in liquid investments, which may harm the fund's investment performance. Moreover, reduction in the size of the fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the fund to participate in new investment opportunities or to achieve its investment objective. The fund does not anticipate employing investment leverage, but if it were to do so in the future, repurchases of shares may compound the adverse effects of leverage in a declining market. In addition, if the fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not request that their shares be repurchased by increasing fund expenses and reducing any net investment income. If a repurchase offer is oversubscribed and the fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholder repurchase requests are in an amount of shares greater than that which the fund is entitled to repurchase, the fund will repurchase shares on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the fund at NAV during a particular repurchase offer. Some shareholders, in anticipation of proration, may submit more shares for repurchase than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of shares submitted for repurchase in a repurchase offer may decline to the extent there is any delay between the repurchase request deadline and the date on which the NAV for such shares is determined. In addition, the repurchase of shares by the fund may be a taxable event to shareholders.

ANTI-TAKEOVER PROVISIONS. The fund's Agreement and Declaration of Trust and by-laws include provisions that could limit the ability of other entities or persons to acquire control of the fund or convert the fund to open-end status.

Management of the fund

TRUSTEES AND OFFICERS

The fund's Board of Trustees provides broad supervision over the affairs of the fund. The officers of the fund are responsible for the fund's operations. The Trustees and officers of the fund, together with their principal occupations and other affiliations during the past five years, are listed in the Statement of Additional Information. Each of the Trustees serves as a Trustee of other U.S. registered investment portfolios for which the Adviser serves as investment adviser.

INVESTMENT ADVISER


The fund has contracted with the Adviser to act as its investment adviser with respect to all investments of the fund. The Adviser is an indirect, wholly owned subsidiary of Amundi and Amundi's wholly owned subsidiary, Amundi USA, Inc. Amundi, one of the world's largest asset managers, is headquartered in Paris, France. As of December 31, 2019, Amundi had more than $1.7 trillion in assets under management worldwide. As of December 31, 2019, Amundi Pioneer (and its U.S. affiliates) had over $86 billion in assets under management. Certain Trustees or officers of the fund are also directors and/or officers of certain of Amundi's subsidiaries, including the Adviser. The address of the Adviser is 60 State Street, Boston, Massachusetts 02109.


The Adviser is responsible for managing the fund's overall investment program, supervising the fund's overall compliance program and providing for the general management of the business affairs of the fund.

ADVISORY AGREEMENT

Under the terms of the advisory agreement (the "Advisory Agreement"), the fund will pay to the Adviser monthly, as compensation for the services rendered and expenses paid by it, a fee equal on an annual basis to 1.75% of the fund's average daily net assets. This fee is accrued daily and paid monthly.


A discussion regarding the basis for the Board of Trustees' approval of the management contract is available in the fund's annual report to shareholders for the period ended October 31, 2019.


ADMINISTRATION AGREEMENT

The fund has entered in an administration agreement with the Adviser, pursuant to which the Adviser will provide certain administrative and accounting services to the fund. Amundi Pioneer is reimbursed for its cost of providing such services. The cost of providing these services is based on direct costs and costs of overhead, subject to review by the Board of Trustees.

Under the terms of the administration agreement with the fund, the Adviser pays or reimburses the fund for expenses relating to its services for the fund, with the exception of the following, which are to be paid by the fund: (a) charges and expenses for fund accounting, pricing and appraisal services and related overhead, including, to the extent such services are performed by personnel of the Adviser, or its affiliates, office space and facilities and personnel compensation, training and benefits; (b) the charges and expenses of auditors;
(c) the charges and expenses of any custodian, transfer agent, plan agent, dividend disbursing agent and registrar appointed by the fund; (d) issue and transfer taxes, chargeable to the fund in connection with securities transactions to which the fund is a party; (e) insurance premiums, interest charges, any expenses in connection with any preferred shares or other form of leverage, dues and fees for membership in trade associations and all taxes and corporate fees payable by the fund to federal, state or other governmental agencies; (f) fees and expenses involved in registering and maintaining registrations of the fund and/or its shares; (g) all expenses of shareholders' and Trustees' meetings and of preparing, printing and distributing prospectuses, notices, proxy statements and all reports to shareholders and to governmental agencies; (h) charges and expenses of legal counsel to the fund and the Trustees; (i) compensation of those Trustees of the fund who are not affiliated with or interested persons of Pioneer, the fund (other than as Trustees), Amundi Pioneer Asset Management USA, Inc. or Amundi Pioneer Distributor, Inc.; (j) the cost of preparing and printing share certificates;
(k) interest on borrowed money; (l) fees payable by the fund under management agreements and the administration agreement; and (m) extraordinary expenses. The fund shall also assume and pay any other expense that the fund, the Adviser or any other agent of the fund may incur not listed above that is approved by the Board of Trustees (including a majority of the Independent Trustees) as being an appropriate expense of the fund. In addition, the fund shall pay all brokers' and underwriting commissions chargeable to the fund in connection with securities transactions to which the fund is a party.

PORTFOLIO MANAGER


Day-to-day management of the fund's portfolio is the responsibility of Chin Liu and Campbell Brown. The portfolio managers are supported by the Adviser's fixed income team. Members of this team manage other Pioneer funds investing primarily in fixed income securities. The portfolio managers and the team also may draw upon the research and investment management expertise of the global research teams, which provide fundamental and quantitative research and include members from one or more of Amundi Pioneer's affiliates.

Mr. Liu is a Managing Director and Director of Insurance-Linked Securities and Quantitative Research of Amundi Pioneer. He joined Amundi Pioneer in 2007 and has been an investment professional since 2005. Prior to joining Amundi Pioneer, Mr. Liu was a quantitative equity analyst for Numeric Investors and a customer investment researcher for E*Trade Financial. Mr. Liu has served as a portfolio manager of the fund since 2018.

Mr. Brown is a Vice President of Amundi Pioneer. He joined Amundi Pioneer in October 2018. Prior to joining Amundi Pioneer, Mr. Brown worked as a Property Treaty Underwriter for Odyssey Reinsurance Company. Mr. Brown has served as a portfolio manager of the fund since 2019.

The Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the fund.

Dividends and distributions


The fund expects to declare and pay dividends of net investment income annually and realized net capital gains, if any, at least annually. Unless shareholders specify otherwise, dividends will be reinvested in shares of the fund. You may notify the Transfer Agent in writing to:


ochoose to receive dividends or distributions (or both) in cash; or

ochange the way you currently receive distributions

PLAN OF DISTRIBUTION

Amundi Pioneer Distributor, Inc. (the "Distributor") is the principal underwriter of shares of the fund. Shares may be purchased only through the Distributor. The Distributor acts as the distributor of the shares of the fund on a best efforts basis, subject to various conditions, pursuant to the terms of a distributor's contract with the fund. The Distributor is not obligated to sell any specific amount of shares of the fund. The Distributor will also act as agent for the fund in connection with repurchases of shares.

Shares of the fund will be continuously offered through the Distributor, as the exclusive distributor of the fund's shares. The fund has authorized one or more intermediaries (e.g., brokers, investment advisers, etc.) (collectively, "intermediaries") to receive orders on its behalf. Such intermediaries are authorized to designate other intermediaries to receive orders on the fund's behalf. The fund will be deemed to have received an order when an authorized broker or, if applicable, a broker's authorized designee, receives the order. The shares will be offered at the NAV per share calculated each regular business day.

The fund and the Distributor will have the sole right to accept orders to purchase shares and reserve the right to reject any order in whole or in part.


Amundi Pioneer or the Distributor may waive the fund's minimum investment requirements (see "Purchase of Shares").


Additional conditions may apply to investments in the fund made by shareholders investing through financial intermediaries, programs sponsored by financial intermediaries and retirement plans. The investment professional or intermediary may charge you a transaction-based, administrative or other fee for its services. These conditions and fees are in addition to those imposed by the fund and its affiliates. You should ask your investment professional or financial intermediary about its services and any applicable fees. In addition, when you invest through an account that is not in your name, you generally may buy and sell shares and complete other transactions only through the account. Ask your investment professional or financial intermediary for more information.

No market currently exists for the fund's shares. The fund does not currently intend to list its shares for trading on any securities exchange, and does not anticipate that a secondary market will develop for its shares. Neither Pioneer, nor the Distributor, intends to make a market in the fund's shares.

The Distributor is not obligated to buy any of the shares and does not intend to make a market in the shares.


PAYMENTS TO FINANCIAL INTERMEDIARIES
Your financial intermediary may receive compensation from Amundi Pioneer and its affiliates for the sale of fund shares and related services, including administrative services and transaction processing.

Amundi Pioneer and its affiliates may make additional payments to your financial intermediary. These payments may provide your financial intermediary with an incentive to favor the Pioneer funds over other mutual funds or assist the Distributor in its efforts to promote the sale of the fund's shares. Financial intermediaries include broker-dealers, banks (including bank trust departments), registered investment advisers, financial planners, retirement plan administrators and other types of intermediaries.

Amundi Pioneer makes these additional payments (sometimes referred to as "revenue sharing") to financial intermediaries out of its own assets, which may include profits derived from services provided to the fund or service fees. Amundi Pioneer may base these payments on a variety of criteria, including the amount of sales or assets of the Pioneer funds attributable to the financial intermediary or as a per transaction fee.

Not all financial intermediaries receive additional compensation and the amount of compensation paid varies for each financial intermediary. In certain cases, these payments may be significant. Amundi Pioneer determines which firms to support and the extent of the payments it is willing to make, generally choosing firms that have a strong capability to effectively distribute shares of the Pioneer funds and that are willing to cooperate with Pioneer's promotional efforts. Amundi Pioneer also may compensate financial intermediaries (in addition to amounts that may be paid by the fund) for providing certain administrative services and transaction processing services.

Amundi Pioneer may benefit from revenue sharing if the intermediary features the Pioneer funds in its sales system (such as by placing certain Pioneer funds on its preferred fund list or giving access on a preferential basis to members of the financial intermediary's sales force or management). In addition, the financial intermediary may agree to participate in the Distributor's marketing efforts (such as by helping to facilitate or provide financial assistance for conferences, seminars or other programs at which Amundi Pioneer personnel may make presentations on the Pioneer funds to the intermediary's sales force). To the extent intermediaries sell more shares of the Pioneer funds or retain shares of the Pioneer funds in their clients' accounts, Amundi Pioneer receives greater management and other fees due to the increase in the Pioneer funds' assets. The intermediary may earn a profit on these payments if the amount of the payment to the intermediary exceeds the intermediary's costs.

Your intermediary may charge you additional fees or commissions other than those disclosed in this prospectus. Intermediaries may categorize and disclose these arrangements differently than in the discussion above and in the statement of additional information. You can ask your financial intermediary about any payments it receives from Amundi Pioneer or the Pioneer funds, as well as about fees and/or commissions it charges.

Amundi Pioneer and its affiliates may have other relationships with your financial intermediary relating to the provision of services to the Pioneer funds, such as providing omnibus account services or effecting portfolio transactions for the Pioneer funds. If your intermediary provides these services, Amundi Pioneer or the Pioneer funds may compensate the intermediary for these services. In addition, your intermediary may have other relationships with Amundi Pioneer or its affiliates that are not related to the Pioneer funds.

Purchase of shares

Shares of beneficial interest in the fund are being offered during an initial offering period at the offering price, which is $10.00 per share. The fund expects the initial offering of shares to terminate shortly following commencement of investment operations, or such earlier or later date as Amundi Pioneer may determine in its discretion. Subsequent to the initial offering, shares are expected to be offeredon a continuous basis at their net asset value per share. During any continuous offering, shares may be purchased through the fund's Distributor.

Any continuous offering may be discontinued at any time. The fund and the Distributor will have the sole right to accept orders to purchase shares and reserve the right to reject any order in whole or in part.

Following completion of the initial offering period, the fund generally expects to accept orders to purchase shares on a quarterly basis. However, the fund's ability to accept orders to purchase shares may be limited, including during periods when, in the judgment of Amundi Pioneer, appropriate investments for the fund are not available.

Shares are generally available for purchase by registered investment advisers acting in a fiduciary capacity on behalf of their clients and by or through other qualified intermediaries and programs sponsored by such qualified financial intermediaries. Shares are also available to certain direct investors, which may be individuals, trusts, foundations and other institutional investors. Initial investments in the fund by or through a registered investment adviser or other qualified financial intermediary are subject to a $1,000,000 minimum per registered investment adviser or intermediary. Initial investments in the fund by direct investors are subject to a $1,000,000 minimum. There is no minimum investment requirement for the following groups of direct investors: (i) current or former trustees and officers of the fund; (ii) partners and employees of legal counsel to the fund (at the time of initial share purchase); and (iii) certain employees of Amundi Pioneer and its affiliates (at the time of initial share purchase) who are qualified to invest in the fund. Registered investment advisers and other financial intermediaries may impose different or additional minimum investment and eligibility requirements from those of the fund. Please contact the fund's Distributor or your registered investment adviser or other financial intermediary for more information. Amundi Pioneer or the Distributor may waive these minimum investment requirements.

The fund does not offer share certificates. Shares are electronically recorded.

Periodic repurchase offers

The fund is a closed-end "interval" fund and, to provide some liquidity and the ability to receive NAV on a disposition of at least a portion of your shares, makes periodic offers to repurchase shares. Except as permitted by the fund's interval structure, no shareholder will have the right to require the fund to repurchase its shares. No public market for shares exists, and none is expected to develop in the future. Consequently, shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their shares by the fund.

The fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the fund to offer to repurchase at least 5% and up to 25% of its shares at NAV on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the fund's outstanding shares, for each repurchase offer, the fund expects to offer to repurchase 10% of its outstanding shares unless the fund's Board of Trustees has approved a higher or lower amount for that repurchase offer.


The fund is required to make repurchase offers every three months. The fund expects the initial offering of shares to terminate shortly following commencement of investment operations, or such earlier or later date as Amundi Pioneer may determine in its discretion. The date on which the repurchase price for shares is determined will occur no later than the 14th day after the repurchase request deadline (or the next business day, if the 14th day is not a business day).


When a repurchase offer commences, the fund sends, at least 21 days before the repurchase request deadline, written notice to each shareholder setting forth, among other things:

oThe percentage of outstanding shares that the fund is offering to repurchase and how the fund will purchase shares on a pro rata basis if the offer is oversubscribed.

oThe date on which a shareholder's repurchase request is due (the repurchase deadline).

oThe date that will be used to determine the fund's NAV applicable to the repurchase offer (the "repurchase date"). See "Net Asset Value" above.

oThe date by which the fund will pay to shareholders the proceeds from their shares accepted for repurchase.

oThe NAV of the shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV.

oThe procedures by which shareholders may request that their shares be repurchased and the right of shareholders to withdraw or modify their repurchase requests before the repurchase request deadline.

oThe circumstances in which the fund may suspend or postpone the repurchase offer.

This notice may be included in a shareholder report or other fund document. The repurchase request deadline will be strictly observed. A repurchase request is received in good order if it is properly completed and signed. If a shareholder fails to submit a repurchase request in good order by the repurchase request deadline, the shareholder will be unable to liquidate shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good order at any point before the repurchase request deadline.

DETERMINATION OF REPURCHASE PRICE AND PAYMENT FOR SHARES. The repurchase price payable in respect of a share is equal to the share's NAV as determined no later than the 14th day (or the next business day if the 14th day is not a business day) (the "repurchase pricing date") following the repurchase request deadline, and payment for all shares repurchased pursuant to these offers is made not later than seven days after the repurchase pricing date. Under normal circumstances, the repurchase pricing date falls ten days after the repurchase request deadline. The fund's NAV per share may change materially between the date a repurchase offer is mailed and the repurchase request deadline, and it may also change materially between the repurchase

Periodic repurchase offers

request deadline and repurchase pricing date. The method by which the fund calculates NAV is discussed above under "Net Asset Value." During the period an offer to repurchase is open, shareholders may obtain the current NAV by calling the fund's transfer agent at 1-844-391-3034.

The fund does not currently charge a repurchase fee, and it does not currently expect to impose a repurchase fee. However, the fund may charge a repurchase fee of up to 2.0%, which the fund would retain to help offset non-de minimis estimated costs related to the repurchase (such as bid to ask spreads) incurred by the fund, directly or indirectly, as a result of repurchasing shares, thus allocating estimated transaction costs to the shareholder whose shares are being repurchased. The fund may introduce, or modify the amount of, a repurchase fee at any time. The fund may also waive or reduce the repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase of fund shares or if for other reasons the fund will not incur transaction costs or will incur reduced transaction costs.

SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFERS. The fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not "interested persons" of the fund, as defined in the 1940 Act.

The fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the fund to lose its status as a regulated investment company under the Internal Revenue Code of 1986, as amended; (2) if making or effecting the repurchase offer would cause the shares that are subject to the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association; (3) for any period during which the NYSE or any other market in which the securities owned by the fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (4) for any period during which an emergency exists as a result of which disposal by the fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the fund fairly to determine the value of its net assets; or (5) for such other periods as the SEC may by order permit for the protection of shareholders of the fund.

OVERSUBSCRIBED REPURCHASE OFFERS. There is no minimum number of shares that must be submitted for repurchase before the fund will honor repurchase requests. However, the fund's Trustees set for each repurchase offer a maximum percentage of shares that may be repurchased by the fund. In the event a repurchase offer by the fund is oversubscribed, the fund may repurchase, but is not required to repurchase, additional shares up to a maximum amount of 2% of the outstanding shares of the fund. If the fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders submit for repurchase an amount of shares greater than that which the fund is entitled to repurchase, the fund will repurchase the shares submitted for repurchase on a pro rata basis.

If any shares that you wish to have repurchased by the fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit your repurchase request, and your repurchase request will not be given any priority over other shareholders' requests. Thus, there is a risk that the fund may not purchase all of the shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may submit for repurchase more shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

THERE IS NO ASSURANCE THAT YOU WILL BE ABLE TO HAVE YOUR SHARES REPURCHASED BY THE FUND WHEN OR IN THE AMOUNT THAT YOU DESIRE.

CONSEQUENCES OF REPURCHASE OFFERS. From the time the fund distributes or publishes each repurchase offer notification until the repurchase pricing date for that offer, the fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, "liquid assets" means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the fund values them, within the period between the repurchase request deadline and the repurchase payment date, or which mature by the repurchase payment date. The fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not submit their shares for repurchase by increasing the fund's expenses and reducing any net investment income. There is no assurance that the fund will be able sell a significant amount of additional shares so as to mitigate these effects.

The repurchase of shares by the fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see "Federal Income Tax Matters" below and "Tax Status" in the SAI.

Federal income tax matters

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder acquiring, holding or disposing of shares of the fund. This discussion addresses only U.S. federal income tax consequences to U.S. shareholders who hold their shares as capital assets and does not address all of the U.S. federal income tax consequences that may be relevant to particular shareholders in light of their individual circumstances. This discussion also does not address the tax consequences to shareholders who are subject to special rules, including, without limitation, banks and financial institutions, insurance companies, real estate investment trusts, other regulated investment companies, dealers in securities or foreign currencies, foreign shareholders, shareholders who hold their shares as or in a hedge, a constructive sale, or a conversion transaction, S corporations, shareholders who are subject to the alternative minimum tax, shareholders whose functional currency is not the U.S. dollar, or governments or their agencies or instrumentalities. In addition, the discussion does not address any state, local, or non-U.S. or non-income tax consequences, and it does not address the effect of any treaty. The discussion reflects applicable tax laws of the United States as of the date of this Prospectus, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the "IRS") retroactively or prospectively. No attempt is made to present a detailed explanation of all U.S. federal income tax concerns affecting the fund and its shareholders. Investors are urged to consult their own tax advisers to determine the specific tax consequences to them of acquiring, holding and disposing of shares in the fund, including the applicable federal, state, local and foreign tax consequences to them and the effect of possible changes in tax laws.

The fund has elected to be treated, and has qualified and intends to continue to qualify each year, as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), so that it will not pay U.S. federal income tax on income and capital gains distributed to shareholders. In order to qualify as a regulated investment company under Subchapter M of the Code, the fund must, among other things, (i) derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and net income derived from an interest in a qualified publicly traded partnership (as defined in Section 851(h) of the Code) (the "90% income test") and (ii) diversify its holdings so that, at the end of each quarter of each taxable year (subject to certain exceptions and special rules): (a) at least 50% of the value of the fund's total assets is represented by (1) cash and cash items, U.S. government securities, securities of other regulated investment companies, and (2) other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the fund's total assets and to not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the fund's total assets is invested in (1) the securities (other than U.S. government securities and securities of other regulated investment companies) of any one issuer, (2) the securities (other than securities of other regulated investment companies) of two or more issuers that the fund controls and that are engaged in the same, similar, or related trades or businesses, or (3) the securities of one or more qualified publicly traded partnerships.

For purposes of the 90% income test, the character of income earned by any entities in which the fund may invest that are not treated as corporations for U.S. federal income tax purposes (e.g., partnerships other than certain publicly traded partnerships or trusts that have not elected to be classified as corporations under the "check-the-box" regulations) will generally pass through to the fund. Consequently, in order to qualify as a regulated investment company, the fund may be required to limit its equity investments in such entities that earn fee income, rental income, insurance income or other non-qualifying income.

If the fund qualifies as a regulated investment company and properly distributes to its shareholders each taxable year an amount equal to or exceeding the sum of (i) 90% of its "investment company taxable income" as that term is defined in the Code (which includes, among other things, dividends, taxable interest, and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) without regard to the deduction for dividends paid and (ii) 90% of the excess of its gross tax-exempt interest income, if any, over certain disallowed deductions, the fund generally will not be subject to U.S. federal income tax on any income of the fund, including "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), distributed to shareholders. However, if the fund meets such distribution requirements, but chooses to retain some portion of its taxable income or gains, it generally will be subject to U.S. federal income tax at regular corporate rates on the amount retained. The fund may designate certain amounts retained as undistributed net capital gain in a notice to its shareholders, who (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their proportionate shares of the undistributed amount so designated, (ii) will be entitled to credit their proportionate shares of the income tax paid by the fund on that undistributed amount against their federal income tax liabilities and to claim refunds to the extent such credits exceed their liabilities and (iii) will be entitled to increase their tax basis, for federal income tax purposes, in their shares by an amount equal to the excess of the amount of undistributed net capital gain included in their respective income over their respective income tax credits. The fund intends to distribute at least annually all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), net tax-exempt interest income, and net capital gain.

The tax treatment of certain ILS is not entirely clear. Certain of the fund's investments (including, potentially, certain ILS) may generate income that is not qualifying income for purposes of the 90% income test. The fund might generate more non-qualifying income than anticipated, might not be able to generate qualifying income in a particular taxable year at levels sufficient to meet the 90% income test, or might not be able to determine the percentage of qualifying income it has derived for a taxable year until after year-end. The fund may determine not to make an investment that it otherwise would have made, or may dispose of an investment it otherwise would have retained (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances), in an effort to meet the 90% income test.

If, for any taxable year, the fund does not qualify as a regulated investment company or does not satisfy the 90% distribution requirement, it will be treated as a U.S. corporation subject to U.S. federal income tax, thereby subjecting any income earned by the fund to tax at the corporate level and to a further tax at the shareholder level when such income is distributed. Under certain circumstances, the fund may be able to cure a failure to qualify as a regulated investment company, but in order to do so, the fund may incur significant fund-level taxes and may be forced to dispose of certain assets.

Under the Code, the fund will be subject to a nondeductible 4% U.S. federal excise tax on a portion of its undistributed ordinary income and capital gain net income if it fails to meet certain distribution requirements with respect to each calendar year and year ending October 31, respectively. The fund intends to make distributions in a timely manner and accordingly does not expect to be subject to the excise tax.


The fund expects to declare and pay dividends of net investment income and net realized capital gains annually. Dividends from income and/or capital gains may also be paid at such other times as may be necessary for the fund to avoid U.S. federal income or excise tax.


Unless a shareholder specifies otherwise, all distributions from the fund to that shareholder will be automatically reinvested in additional shares of the fund. For U.S. federal income tax purposes, all dividends generally are taxable whether a shareholder takes them in cash or they are reinvested in additional shares of the fund.

In general, assuming that the fund has sufficient earnings and profits, dividends from net investment income and net short-term capital gains are taxable either as ordinary income or, if certain conditions are met, as "qualified dividend income," taxable to individual and certain other noncorporate shareholders at U.S. federal income tax rates of up to 20%.

In general, dividends may be reported by the fund as qualified dividend income if they are attributable to qualified dividend income received by the fund. Qualified dividend income generally means dividend income received from the fund's investments, if any, in common and preferred stock of U.S. companies and stock of

Federal income tax matters

certain qualified foreign corporations, provided that certain holding period and other requirements are met by both the fund and the shareholders. The fund is permitted to acquire stock of corporations, and it is therefore possible that a portion of the fund's distributions may be eligible for treatment as qualified dividend income.

A foreign corporation is treated as a qualified foreign corporation for this purpose if it is incorporated in a possession of the United States or it is eligible for the benefits of certain income tax treaties with the United States and meets certain additional requirements. Certain foreign corporations that are not otherwise qualified foreign corporations will be treated as qualified foreign corporations with respect to dividends paid by them if the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States. PFICs (including certain PFICs issuing
ILS) are not qualified foreign corporations for this purpose. Dividends received by the fund from REITs generally are not expected to qualify for treatment as qualified dividend income.

A dividend that is attributable to qualified dividend income of the fund that is paid by the fund to a shareholder will not be taxable as qualified dividend income to such shareholder (1) if the dividend is received with respect to any share of the fund held for fewer than 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share became ex-dividend with respect to such dividend, (2) to the extent that the shareholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, or (3) if the shareholder elects to have the dividend treated as investment income for purposes of the limitation on deductibility of investment interest. The "ex-dividend" date is the date on which the owner of the share at the commencement of such date is entitled to receive the next issued dividend payment for such share even if the share is sold by the owner on that date or thereafter.

Distributions by the fund in excess of the fund's current and accumulated earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in its shares and any such amount in excess of that basis will be treated as gain from the sale of shares, as discussed below.

Certain dividends received by the fund from U.S. corporations (generally, dividends received by the fund in respect of any share of stock (1) with a tax holding period of at least 46 days during the 91-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend as to that dividend and (2) that is held in an unleveraged position) and distributed and appropriately so reported by the fund may be eligible for the 50% dividends-received deduction generally available to corporations under the Code. Certain preferred stock must have a holding period of at least 91 days during the 181-day period beginning on the date that is 90 days before the date on which the stock becomes ex-dividend as to that dividend in order to be eligible. Capital gain dividends distributed to the fund from other regulated investment companies are not eligible for the dividends-received deduction. The fund is permitted to acquire stock of U.S. domestic corporations, and it is therefore possible that a portion of the fund's distributions may qualify for this deduction. In order to qualify for the deduction, corporate shareholders must meet the minimum holding period requirement stated above with respect to their fund shares, taking into account any holding period reductions from certain hedging or other transactions or positions that diminish their risk of loss with respect to their fund shares, and, if they borrow to acquire or otherwise incur debt attributable to fund shares, they may be denied a portion of the dividends-received deduction with respect to those shares. Any corporate shareholder should consult its tax adviser regarding the possibility that its tax basis in its shares may be reduced, for U.S. federal income tax purposes, by reason of "extraordinary dividends" received with respect to the shares and, to the extent such basis would be reduced below zero, current recognition of income may be required.

Distributions from net capital gains, if any, that are reported as capital gain dividends by the fund are taxable as long-term capital gains for U.S. federal income tax purposes without regard to the length of time the shareholder has held shares of the fund. Capital gain dividends distributed by the fund to individual and certain other noncorporate shareholders will be taxed as long-term capital gains, which are generally taxable to noncorporate taxpayers at U.S. federal income tax rates of up to 20%. A shareholder should also be aware that the benefits of the favorable tax rates applicable to long-term capital gains and qualified dividend income may be affected by the application of the alternative minimum tax to individual shareholders.

The U.S. federal income tax status of all distributions will be reported to shareholders annually.

A 3.8% Medicare contribution tax generally applies to all or a portion of the net investment income of a shareholder who is an individual and not a nonresident alien for federal income tax purposes and who has adjusted gross income (subject to certain adjustments) that exceeds a threshold amount ($250,000 if married filing jointly or if considered a "surviving spouse" for federal income tax purposes, $125,000 if married filing separately, and $200,000 in other cases). This 3.8% tax also applies to all or a portion of the undistributed net investment income of certain shareholders that are estates and trusts. For these purposes, interest, dividends and certain capital gains (among other categories of income) are generally taken into account in computing a shareholder's net investment income.

Certain tax-exempt educational institutions will be subject to a 1.4% tax on net investment income. For these purposes, certain dividends and capital gain distributions, and certain gains from the disposition of fund shares (among other categories of income), are generally taken into account in computing a shareholder's net investment income.

Although dividends generally will be treated as distributed when paid, any dividend declared by the fund in October, November or December and payable to shareholders of record in such a month that is paid during the following January will be treated for U.S. federal income tax purposes as received by shareholders on December 31 of the calendar year in which it was declared. In addition, certain distributions made after the close of a taxable year of the fund may be "spilled back" and treated for certain purposes as paid by the fund during such taxable year. In such case, shareholders generally will be treated as having received such dividends in the taxable year in which the distributions were actually made. For purposes of calculating the amount of a regulated investment company's undistributed income and gain subject to the 4% excise tax described above, such "spilled back" dividends are treated as paid by the regulated investment company when they are actually paid.

For U.S. federal income tax purposes, the fund is permitted to carry forward indefinitely a net capital loss from any taxable year to offset its capital gains, if any, in years following the year of the loss. To the extent subsequent capital gains are offset by such losses, they will not result in U.S. federal income tax liability to the fund and may not be distributed as capital gains to shareholders. Generally, the fund may not carry forward any losses other than net capital losses. Under certain circumstances, the fund may elect to treat certain losses as though they were incurred on the first day of the taxable year immediately following the taxable year in which they were actually incurred.

At the time of an investor's purchase of fund shares, a portion of the purchase price may be attributable to unrealized appreciation in the fund's portfolio or to undistributed capital gains of the fund. Consequently, subsequent distributions by the fund with respect to these shares from such appreciation or gains may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares and the distributions economically represent a return of a portion of the investment.

A repurchase by the fund of its shares from a shareholder generally is expected to be treated as a sale of the shares by the shareholder. If, however, the shareholder continues to own shares of the fund after the repurchase (including shares owned by attribution), some or all of the amounts received by a shareholder in the repurchase may be recharacterized either as a distribution of net investment income or as a capital gain dividend rather than as a sale of the shares. There is also a risk that shareholders who do not participate in the repurchase may be deemed to have received such a distribution as a result of their proportionate increase in the ownership of the fund. The fund will use its judgment in reporting repurchases as sales or deemed

Federal income tax matters

distributions, but the IRS may disagree with the fund's reporting. Shareholders should consult their own tax advisers with reference to their individual circumstances to determine whether any particular transaction in fund shares (including a repurchase) is properly treated as a sale for tax purposes, as the following discussion assumes, and to ascertain the tax treatment of any gains or losses recognized in such transactions.

In general, if fund shares are sold, the shareholder will recognize gain or loss equal to the difference between the amount realized on the sale and the shareholder's adjusted basis in the shares. Such gain or loss generally will be treated as long-term capital gain or loss if the shares were held for more than one year and otherwise generally will be treated as short-term capital gain or loss. Any loss recognized by a shareholder upon the sale or other disposition of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions to the shareholder of long-term capital gain with respect to such shares (including any amounts credited to the shareholder as undistributed capital gains).

The fund may report to the IRS the amount of proceeds that a shareholder receives from a repurchase of fund shares. The fund may also report the shareholder's basis in those shares and whether any gain or loss that the shareholder realizes on the repurchase is short-term or long-term gain or loss. If a shareholder has a different basis for different shares of the fund in the same account (e.g., if a shareholder purchased fund shares in the same account at different times for different prices, including as the result of reinvestment of dividends), the fund will calculate the basis of the shares using its default method unless the shareholder has properly elected to use a different method. The fund's default method for calculating basis will be the average basis method, under which the basis per share is reported as the average of the bases of all of the shareholder's fund shares in the account. A shareholder may elect, on an account-by-account basis, to use a method other than average basis by following procedures established by the fund. If such an election is made on or prior to the date of the first repurchase of shares in the account and on or prior to the date that is one year after the shareholder receives notice of the fund's default method, the new election will generally apply as if the average basis method had never been in effect for such account. If such an election is not made on or prior to such dates, the shares in the account at the time of the election will generally retain their averaged bases. Shareholders should consult their tax advisers concerning the tax consequences of applying the average basis method or electing another method of basis calculation.

Losses on repurchases of shares may be disallowed under "wash sale" rules in the event of other investments in the fund (including those made pursuant to reinvestment of distributions) within a period of 61 days beginning 30 days before and ending 30 days after a repurchase or other disposition of shares. In such a case, the disallowed portion of any loss generally would be included in the U.S. federal tax basis of the shares acquired in the other investments.

Under Treasury regulations, if a shareholder recognizes a loss with respect to fund shares of $2 million or more for an individual shareholder, or $10 million or more for a corporate shareholder, in any single taxable year (or certain greater amounts over a combination of years), the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Shareholders who own portfolio securities directly are in many cases excepted from this reporting requirement but, under current guidance, shareholders of regulated investment companies are not excepted. A shareholder who fails to make the required disclosure to the IRS may be subject to substantial penalties. The fact that a loss is reportable under these regulations does not affect the legal determination of whether or not the taxpayer's treatment of the loss is proper. Shareholders should consult with their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Shareholders that are exempt from U.S. federal income tax, such as retirement plans that are qualified under Section 401 of the Code, generally are not subject to U.S. federal income tax on fund dividends or distributions, or on repurchases of fund shares unless the fund shares are "debt-financed property" within the meaning of the Code. However, in the case of fund shares held through a non-qualified deferred compensation plan, fund dividends and distributions received by the plan and gains from repurchases of fund shares by the plan generally are taxable to the employer sponsoring such plan in accordance with the U.S. federal income tax laws that are generally applicable to shareholders receiving such dividends or distributions from regulated investment companies such as the fund.

A plan participant whose retirement plan invests in the fund, whether such plan is qualified or not, generally is not taxed on fund dividends or distributions received by the plan or on gains from repurchases of fund shares by the plan for U.S. federal income tax purposes. However, distributions to plan participants from a retirement plan account generally are taxable as ordinary income, and different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

Foreign exchange gains and losses realized by the fund in connection with certain transactions involving foreign currency-denominated debt securities, certain options and futures contracts relating to foreign currency, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Section 988 of the Code, which generally causes such gains and losses to be treated as ordinary income and losses and may affect the amount, timing and character of distributions to shareholders. Under Treasury regulations that may be promulgated in the future, any gains from such transactions that are not directly related to the fund's principal business of investing in stock or securities (or its options contracts or futures contracts with respect to stock or securities) may have to be limited in order to enable the fund to satisfy the 90% income test.

Certain investments made by the fund (including certain ILS) may be treated as equity in PFICs for federal income tax purposes. In general, a PFIC is a foreign corporation (i) that receives at least 75% of its annual gross income from passive sources (such as interest, dividends, certain rents and royalties, or capital gains) or (ii) where at least 50% of its assets (computed based on average fair market value) either produce or are held for the production of passive income. If the fund acquires any equity interest (under Treasury regulations that may be promulgated in the future, generally including not only stock but also an option to acquire stock such as is inherent in a convertible bond) in a PFIC, the fund could be subject to U.S. federal income tax and additional interest charges on "excess distributions" received from the PFIC or on gain from the sale of stock in the PFIC, even if all income or gain actually received by the fund is timely distributed to its shareholders. The fund would not be able to pass through to its shareholders any credit or deduction for such a tax. Gains from the sale of stock of PFICs may also be treated as ordinary income.

A "qualified electing fund" election or a "mark to market" election may be available that would ameliorate these adverse tax consequences, but such elections could require the fund to recognize taxable income or gain (which would be subject to the distribution requirements applicable to regulated investment companies, as described above) without the concurrent receipt of cash. In order to satisfy the distribution requirements and avoid a tax on the fund, the fund may be required to liquidate portfolio securities that it might otherwise have continued to hold (potentially resulting in taxable gain or loss to the fund and potentially under disadvantageous circumstances), or the fund may be required to borrow cash. In order for the fund to make a qualified electing fund election with respect to a PFIC, the PFIC would have to agree to provide certain tax information to the fund on an annual basis, which it might not agree to do. If the fund makes a valid qualified electing fund election with respect to a PFIC, the fund will include in its income each year its pro rata share of the PFIC's net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), whether or not any amounts are distributed from the PFIC to the fund. If the qualified electing fund election is made, actual cash distributions by the PFIC paid out of earnings and profits already included in taxable income will not be taken into account in determining the taxable income of the fund. Any gain or loss recognized by the fund on a disposition of a PFIC for which the fund has made a qualified electing fund election will generally be treated as a capital gain or loss. Under proposed Treasury regulations, certain income derived by the fund for a taxable year from a PFIC with respect to which the fund has made a qualified electing fund election would generally constitute qualifying income only to the extent the PFIC makes distributions in respect of that income

Federal income tax matters

to the fund for that taxable year. If the fund makes a mark-to-market election with respect to a PFIC, the fund generally will include as ordinary income each taxable year the excess, if any, of the fair market value of its stock in the PFIC at the end of the year over its adjusted tax basis in that stock, and the fund generally will be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in that stock over the fair market value of that stock at the end of the year (but only to the extent of the net amount of income previously included by the fund as a result of the mark-to-market election). If the fund makes a mark-to-market election with respect to a PFIC, then any gain recognized by the fund on a disposition of the PFIC will generally be treated as ordinary income, and any loss so recognized will be treated as an ordinary loss to the extent of the net amount of income previously included by the fund as a result of the mark-to-market election. The fund may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its after-tax return from these investments.

If a sufficient portion of the interests in a foreign issuer (including certain ILS issuers) is held or deemed held by the fund, independently or together with certain other U.S. persons, that issuer may be treated as a "CFC" with respect to the fund, in which case the fund will be required to take into account each year, as ordinary income, its share of certain portions of that issuer's income, whether or not such amounts are distributed. The fund may have to dispose of its portfolio securities (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances) to generate cash, or may have to borrow the cash, to meet its distribution requirements and avoid fund-level taxes. Under proposed Treasury regulations, certain income derived by the fund from a CFC for a taxable year would generally constitute qualifying income only to the extent the CFC makes distributions in respect of that income to the fund for that taxable year. In addition, some fund gains on the disposition of interests in such an issuer may be treated as ordinary income. The fund may limit and/or manage its holdings in issuers that could be treated as controlled foreign corporations in order to limit its tax liability or maximize its after-tax return from these investments.

A different definition of CFC applies to non-U.S. entities treated as corporations for tax purposes that earn "related person insurance income" ("RPII"). RPII is, in general, any insurance income attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured or reinsured is an RPII Shareholder (as defined in the following paragraph) of the non-U.S. entity or a related person (described below) to such an RPII Shareholder. In general, and subject to certain limitations, insurance income is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract that would be taxed under subchapter L of the Code if the income were earned by a domestic insurance company.

For purposes only of taking into account RPII, and subject to the exceptions described below, a foreign entity in which the fund invests that is treated as a corporation will be treated as a CFC under the RPII rules (an "RPII CFC") if RPII Shareholders (defined below) collectively own, directly or indirectly through non-U.S. entities or constructively, 25% or more of the total combined voting power or value of such entity on any day during a taxable year. If an entity is an RPII CFC for an uninterrupted period of at least 30 calendar days during any taxable year, then a United States person who owns, directly or indirectly through non-U.S. entities, an equity interest in such entity on the last day of any such taxable year must include in its gross income for U.S. federal income tax purposes its allocable share of RPII of such entity for the entire taxable year, subject to certain modifications. An RPII Shareholder is a United States person who owns, directly or indirectly through non-U.S. entities, any amount (rather than 10% or more) of an RPII CFC's equity (an "RPII Shareholder"). Generally, for purposes of the RPII rules, a related person is someone who controls or is controlled by the RPII Shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. For these purposes, control is measured by stock ownership of either more than 50% in value or more than 50% in voting power after applying certain constructive ownership rules.

The special RPII rules do not apply to a non-U.S. insurance company if (i) the direct and indirect insureds and persons related to such insureds, whether or not United States persons, are treated at all times during the taxable year as owning, directly or indirectly, less than 20% of the voting power and less than 20% of the value of the stock of the non-U.S. insurance company; (ii) the RPII of the non-U.S. insurance company, determined on a gross basis, is less than 20% of the company's gross insurance income for such taxable year; (iii) the non-U.S. insurance company elects to be taxed on its RPII as if it were engaged in a trade or business within the United States and waives all treaty benefits to which it would otherwise be entitled; or (iv) the non-U.S. insurance company elects to be treated as a domestic corporation for U.S. federal income tax purposes. If no exception applies, each United States person who owns, directly or indirectly through non-U.S. entities, shares of an RPII CFC on the last day of such entity's taxable year will be required to include in gross income for U.S. federal income tax purposes its allocable share of RPII for the entire taxable year, but only to the extent of its share of the RPII CFC's earnings and profits. The amount includible will be determined as if all such RPII were distributed proportionately only to such United States persons at that date. Amounts distributed out of previously taxed RPII would be excluded from the U.S. shareholder's income.

If the fund invests in certain pay-in-kind securities, zero coupon securities, deferred interest securities or, in general, any other securities with original issue discount (or with market discount if the fund elects to include market discount in income currently), the fund generally must accrue income on such investments for each taxable year, which generally will be prior to the receipt of the corresponding cash payments. However, the fund must distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income (determined without regard to the deduction for dividends paid), including such accrued income, to qualify to be treated as a regulated investment company under the Code and avoid U.S. federal income and excise taxes. Therefore, the fund may have to dispose of its portfolio securities, potentially under disadvantageous circumstances, to generate cash, or may have to borrow the cash, to satisfy distribution requirements. Such a disposition of securities may potentially result in additional taxable gain or loss to the fund.

The law with respect to the taxation of non-U.S. entities treated as corporations for U.S. federal income tax purposes and the individuals and entities treated as their shareholders changed under legislation enacted in late 2017. If the fund owned 10% or more of the voting power of a foreign entity treated as a corporation for U.S. federal income tax purposes for the last tax year of the foreign entity beginning before January 1, 2018, the fund may be required to include in its income its share of certain deferred foreign income of that foreign entity. Under those circumstances, the fund may be able to make an election for such amounts to be included in income over eight years. Any income included under this rule may have to be distributed to satisfy the distribution requirements referred to above even though the fund may receive no corresponding cash amounts, and even though shareholders derived no economic benefit from the foreign entity's deferred income.

The fund may invest to a significant extent in, or hold, debt obligations that are below investment grade or that are unrated, including debt obligations of issuers not currently paying interest or that are in default. Investments in debt obligations that are at risk of or are in default present special tax issues for the fund. Federal income tax rules are not entirely clear about issues such as when the fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and interest and whether certain exchanges of debt obligations in a workout context are taxable. These and other issues will be addressed by the fund, in the event it invests in or holds such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a regulated investment company and does not become subject to U.S. federal income or excise tax.

Options written or purchased and futures contracts entered into by the fund on certain securities, indices and foreign currencies, as well as certain forward foreign currency contracts, may cause the fund to recognize gains or losses from marking-to-market even though such options may not have lapsed or been closed out or exercised, or such futures or forward contracts may not have been performed or closed out. The tax rules applicable to these contracts may affect the characterization of some capital gains and losses realized by the fund as long-term or short-term. Certain options, futures and forward contracts relating to foreign currency may be subject to Section 988 of the Code, as described above, and accordingly may produce ordinary income or loss. Additionally, the fund may be required to recognize gain if an option, futures contract, forward contract,

Federal income tax matters

short sale or other transaction that is not subject to the mark-to-market rules is treated as a "constructive sale" of an "appreciated financial position" held by the fund under Section 1259 of the Code. Any net mark-to-market gains and/or gains from constructive sales may also have to be distributed to satisfy the distribution requirements referred to above even though the fund may receive no corresponding cash amounts, possibly requiring the disposition of portfolio securities or borrowing to obtain the necessary cash. Such a disposition of securities may potentially result in additional taxable gain or loss to the fund. Losses on certain options, futures or forward contracts and/or offsetting positions (portfolio securities or other positions with respect to which the fund's risk of loss is substantially diminished by one or more options, futures or forward contracts) may also be deferred under the tax straddle rules of the Code, which may also affect the characterization of capital gains or losses from straddle positions and certain successor positions as long-term or short-term. Certain tax elections may be available that would enable the fund to ameliorate some adverse effects of the tax rules described in this paragraph. The tax rules applicable to options, futures, forward contracts and straddles may affect the amount, timing and character of the fund's income and gains or losses and hence of its distributions to shareholders.

The fund may be subject to withholding and other taxes imposed by foreign countries, including taxes on interest, dividends and capital gains with respect to its investments in those countries. Any such taxes would, if imposed, reduce the yield on or return from those investments. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes in some cases. If more than 50% of the fund's total assets at the close of any taxable year consist of stock or securities of foreign corporations, the fund may elect to pass through to its shareholders their pro rata shares of qualified foreign taxes paid by the fund for that taxable year. If the fund so elects, shareholders would be required to include such taxes in their gross incomes (in addition to the dividends and distributions they actually receive), would treat such taxes as foreign taxes paid by them, and as described below may be entitled to a tax deduction for such taxes or a tax credit, subject to a holding period requirement and other limitations under the Code.

Qualified foreign taxes generally include taxes that would be treated as income taxes under U.S. tax regulations but do not include most other taxes, such as stamp taxes, securities transaction taxes, and similar taxes. If the fund qualifies to make, and makes, the election described above, shareholders may deduct their pro rata portion of qualified foreign taxes paid by the fund for that taxable year in computing their income subject to U.S. federal income taxation or, alternatively, claim them as credits, subject to applicable limitations under the Code, against their U.S. federal income taxes. Shareholders who do not itemize deductions for U.S. federal income tax purposes will not, however, be able to deduct their pro rata portion of qualified foreign taxes paid by the fund, although such shareholders will be required to include their shares of such taxes in gross income if the fund makes the election described above. No deduction for such taxes will be permitted to individuals in computing their alternative minimum tax liability.

If the fund makes this election and a shareholder chooses to take a credit for the foreign taxes deemed paid by such shareholder, the amount of the credit that may be claimed in any year may not exceed the same proportion of the U.S. tax against which such credit is taken that the shareholder's taxable income from foreign sources (but not in excess of the shareholder's entire taxable income) bears to his entire taxable income. For this purpose, long-term and short-term capital gains the fund realizes and distributes to shareholders will generally not be treated as income from foreign sources in their hands, nor will distributions of certain foreign currency gains subject to Section 988 of the Code or of any other income realized by the fund that is deemed, under the Code, to be U.S.-source income in the hands of the fund. This foreign tax credit limitation may also be applied separately to certain specific categories of foreign-source income and the related foreign taxes. As a result of these rules, which may have different effects depending upon each shareholder's particular tax situation, certain shareholders may not be able to claim a credit for the full amount of their proportionate share of the foreign taxes paid by the fund. Shareholders who are not liable for U.S. federal income taxes, including tax-exempt shareholders, will ordinarily not benefit from this election. If the fund does make the election, it will provide required tax information to shareholders. The fund generally may deduct any foreign taxes that are not passed through to its shareholders in computing its income available for distribution to shareholders to satisfy applicable tax distribution requirements. Under certain circumstances, if the fund receives a refund of foreign taxes paid in respect of a prior year, the value of the fund's shares could be reduced, or any foreign tax credits or deductions passed through to shareholders in respect of the fund's foreign taxes for the current year could be reduced.

The fund is required to withhold (as "backup withholding") a portion of reportable payments, including dividends, capital gain distributions and the proceeds of repurchases of fund shares, paid to shareholders who have not complied with certain IRS regulations. The backup withholding rate is currently 24%. In order to avoid this withholding requirement, shareholders, other than certain exempt entities, must generally certify that the Social Security Number or other Taxpayer Identification Number they provide is their correct number and that they are not currently subject to backup withholding, or that they are exempt from backup withholding. The fund may nevertheless be required to backup withhold if it receives notice from the IRS or a broker that the number provided is incorrect or backup withholding is applicable as a result of previous underreporting of interest or dividend income.

Investors other than U.S. persons may be subject to different U.S. federal income tax treatment, including a non-resident alien U.S. withholding tax at the rate of 30% or any lower applicable treaty rate on amounts treated as ordinary dividends from the fund (other than certain dividends reported by the fund as (i) interest-related dividends, to the extent such dividends are derived from the fund's "qualified net interest income," or (ii) short-term capital gain dividends, to the extent such dividends are derived from the fund's "qualified short-term gain") or, in certain circumstances, unless an effective IRS Form W-8BEN or other authorized withholding certificate is on file, to backup withholding on certain other payments from the fund. "Qualified net interest income" is the fund's net income derived from U.S. source interest and original issue discount, subject to certain exceptions and limitations. "Qualified short-term gain" generally means the excess of the net short-term capital gain of the fund for the taxable year over its net long-term capital loss, if any. Backup withholding will not be applied to payments that have been subject to the 30% (or lower applicable treaty rate) withholding tax described in this paragraph.

Unless certain non-U.S. entities that hold fund shares comply with IRS requirements that will generally require them to report information regarding U.S. persons investing in, or holding accounts with, such entities, a 30% withholding tax may apply to fund distributions payable to such entities. A non-U.S. shareholder may be exempt from the withholding described in this paragraph under an applicable intergovernmental agreement between the U.S. and a foreign government, provided that the shareholder and the applicable foreign government comply with the terms of such agreement.

Shareholders should consult their own tax advisers on these matters and on state, local, foreign and other applicable tax laws.

If, as anticipated, the fund qualifies as a regulated investment company under the Code, it will not be required to pay any Massachusetts income, corporate excise or franchise taxes or any Delaware corporation income tax.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent the fund's distributions are derived from interest on (or, in the case of intangible property taxes, to the extent the value of its assets is attributable to) certain U.S. government obligations, provided, in some states, that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The fund will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although the fund may in its sole discretion provide relevant information to shareholders.

Net asset value

The fund calculates a net asset value for its shares every day the New York Stock Exchange is open as of the scheduled close of regular trading closes (normally 4:00 p.m. Eastern time). If the New York Stock Exchange closes at another time, the fund will calculate a net asset value for its shares as of the scheduled closing time. On days when the New York Stock Exchange is closed for trading, including certain holidays listed in the statement of additional information, a net asset value is not calculated. The fund's most recent net asset value is available on the fund's website, us.amundipioneer.com. For purposes of determining the net asset value of a common share, the value of the securities held by the fund plus any cash or other assets (including interest accrued but not yet received) minus all liabilities (including accrued expenses and indebtedness) is divided by the total number of shares outstanding at such time. Expenses, including the fees payable to the Adviser, are accrued daily.

The fund generally values debt securities and certain derivative instruments by using the prices supplied by independent third party pricing services. A pricing service may use market prices or quotations from one or more brokers or other sources, or may use a pricing matrix or other fair value methods or techniques to provide an estimated value of the security or instrument. A pricing matrix is a means of valuing a debt security on the basis of current market prices for other debt securities, historical trading patterns in the market for fixed income securities and/or other factors. Non-U.S. debt securities that are listed on an exchange will be valued at the bid price obtained from an independent third party pricing service.

Senior loans are valued at the mean between the last available bid and asked prices for one or more brokers or dealers as obtained from an independent third party pricing service. Senior loans for which no reliable price quotes are available will be valued by an independent third party pricing service through the use of a pricing matrix or other fair value methods or techniques. Event linked bonds are valued at the bid price obtained from an independent third party pricing service. Other ILS may be valued at the bid price obtained from an independent third party pricing service, or through a third party using a pricing matrix, insurance industry valuation models, or other fair value methods or techniques to provide an estimated value of the instrument.

The fund generally values its equity securities and certain derivative instruments that are traded on an exchange using the last sale price on the principal exchange on which they are traded. Equity securities that are not traded on the date of valuation, or securities for which no last sale prices are available, are valued at the mean between the last bid and asked prices or, if both last bid and asked prices are not available, at the last quoted bid price. Last sale, bid and asked prices are provided by independent third party pricing services. In the case of equity securities not traded on an exchange, prices are typically determined by independent third party pricing services approved by the Board of Trustees using a variety of techniques and methods. The fund may use a fair value model developed by an independent pricing service to value non-U.S. equity securities.


To the extent that the fund invests in shares of other funds that are not traded on an exchange, such shares are valued at their net asset values as provided by those funds. The prospectuses for those funds explain the circumstances under which those funds will use fair value pricing methods and the effects of using fair value pricing methods.


The valuations of securities traded in non-U.S. markets and certain fixed income securities will generally be determined as of the earlier closing time of the markets on which they primarily trade. When the fund holds securities or other assets that are denominated in a foreign currency, the fund will normally use the currency exchange rates as of 3:00 p.m. (Eastern time). Non-U.S. markets are open for trading on weekends and other days when the fund does not price its shares. Therefore, the value of the fund's shares may change on days when you will not be able to purchase or redeem fund shares.

When independent third party pricing services are unable to supply prices for an investment, or when prices or market quotations are considered by Amundi Pioneer to be unreliable, the value of that security may be determined using quotations from one or more broker-dealers. When such prices or quotations are not available, or when they are considered by Amundi Pioneer to be unreliable, the fund uses fair value methods to value its securities pursuant to procedures adopted by the Board of Trustees. The fund also may use fair value methods if it is determined that a significant event has occurred between the time at which a price is determined and the time at which the fund's net asset value is calculated. Because the fund may invest in securities rated below investment grade-some of which may be thinly-traded and for which prices may not be readily available or may be unreliable-the fund may use fair value methods more frequently than funds that primarily invest in securities that are more widely traded. Valuing securities using fair value methods may cause the net asset value of the fund's shares to differ from the net asset value that would be calculated only using market prices.

The prices used by the fund to value its securities may differ from the amounts that would be realized if these securities were sold and these differences may be significant, particularly for securities that trade in relatively thin markets and/or markets that experience extreme volatility.



Description of shares
The fund is authorized to issue an unlimited number of common shares, without par value. All shares have equal rights to the payment of dividends and other distributions and the distribution of assets upon liquidation. Shares, when issued and outstanding, will be fully paid and non-assessable. Shareholders are entitled to share pro rata in the net assets of the fund available for distribution to common shareholders upon liquidation of the fund. Common shareholders are entitled to one vote for each share held.

The Adviser provided the initial capital for the fund by purchasing shares of the fund. As of the date of this Prospectus, the Adviser owned 100% of the outstanding shares of the fund. The Adviser may be deemed to control the fund until such time as it owns less than 25% of the outstanding shares of the fund.

Certain provisions of the agreement and declaration of trust and by-laws


The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the fund or to change the composition of its Board of Trustees and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the fund.

Although the fund is not required to hold annual meetings of its shareholders, shareholders holding at least a majority of the outstanding shares entitled to vote have the right, under certain circumstances, to call a meeting for any purpose requiring action by the shareholders as provided in the Declaration of Trust or in the By-Laws.

A Trustee may be removed from office only (i) by action of at least three-quarters (3/4) of the outstanding shares, or (ii) by the action of at least three-quarters (3/4) of the remaining Trustees, specifying the date when such removal shall become effective.

The Declaration of Trust provides for shareholder voting as required by the 1940 Act or other applicable laws but otherwise permits, consistent with Delaware law, actions by the Trustees without seeking the consent of shareholders. The Trustees may, without shareholder approval, where approval of shareholders is not otherwise required under the 1940 Act, merge or consolidate the fund into other entities, reorganize the fund into another trust or entity or a series or class of another entity, sell the assets of the fund to another entity, or terminate the fund.

The fund may be converted to an open-end investment company at any time by a vote of the outstanding shares. Conversion of the fund to an open-end investment company would require the favorable vote of the holders of at least three-quarters (3/4) of the fund's outstanding shares (or a majority of such shares if the action was previously approved by three-quarters (3/4) of the Trustees). Such a vote also would satisfy a separate requirement in the 1940 Act that the change be approved by the shareholders. Shareholders of an open-end investment company may require the company to redeem their shares of common stock at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, or net asset value per share less such redemption charge, if any, as might be in effect at the time of a redemption. All such redemptions generally will be made in cash. If the fund is converted to an open-end investment company, it could be required to liquidate portfolio securities to meet requests for redemption.

Conversion to an open-end investment company would also require changes in certain of the fund's investment policies and restrictions, such as those relating to leverage and the purchase of illiquid securities.

The Declaration of Trust requires the favorable vote of the holders of at least three-quarters (3/4) of the outstanding shares of the fund to approve, adopt or authorize certain transactions with 5% or greater holders of a class of shares and their associates. For purposes of these provisions, a 5% or greater holder of a class or series of shares (a "Principal Shareholder") refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding shares of any class or series of shares of beneficial interest of the fund. The 5% holder transactions subject to these special approval requirements are:

othe merger or consolidation of the fund or any subsidiary of the fund with or into any Principal Shareholder;

othe issuance of any securities of the fund to any Principal Shareholder for cash, other than pursuant to any automatic dividend reinvestment plan;

othe sale, lease or exchange of all or any substantial part of the assets of the fund to any Principal Shareholder, except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a 12-month period; and
othe sale, lease or exchange to the fund or any subsidiary of the fund, in exchange for securities of the fund, of any assets of any Principal Shareholder, except assets having an aggregate fair market value of less than $1,000,000, aggregating for purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a 12-month period.

The Declaration of Trust provides a detailed process for the bringing of derivative or direct actions by shareholders in order to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to the fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by three unrelated shareholders must first be made on the fund's trustees. The Declaration of Trust details various information, certifications, undertakings and acknowledgements that must be included in the demand. Following receipt of the demand, the trustees have a period of 90 days, which may be extended by an additional 60 days, to consider the demand. If a majority of the trustees who are considered independent for the purposes of considering the demand determine that maintaining the suit would not be in the best interests of the fund, the trustees are required to reject the demand and the complaining shareholders may not proceed with the derivative action unless the shareholders are able to sustain the burden of proof to a court that the decision of the trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the fund. The Declaration of Trust further provides that shareholders owning shares representing at least 10% of the voting power of the affected fund must join in bringing the derivative action. If a demand is rejected, the complaining shareholders will be responsible for the costs and expenses (including attorneys' fees) incurred by the fund in connection with the consideration of the demand, if a court determines that the demand was made without reasonable cause or for an improper purpose. If a derivative action is brought in violation of the Declaration of Trust, the shareholders bringing the action may be responsible for the fund's costs, including attorneys' fees, if a court determines that the action was brought without reasonable cause or for an improper purpose.

The Declaration of Trust provides that no shareholder may bring a direct action claiming injury as a shareholder of the Trust, or any series or class thereof, where the matters alleged (if true) would give rise to a claim by the Trust or by the Trust on behalf of a series or class, unless the shareholder has suffered an injury distinct from that suffered by the shareholders of the Trust, or the series or class, generally. Under the Declaration of Trust, a shareholder bringing a direct claim must be a shareholder of the series or class with respect to which the direct action is brought at the time of the injury complained of, or have acquired the shares afterwards by operation of law from a person who was a shareholder at that time.

The Declaration of Trust also provides that shareholders have no rights, privileges, claims or remedies under any contract or agreement entered into by the Trust with any service provider or other agent or contract with the Trust, including, without limitation, any third party beneficiary rights, except as may be expressly provided in any service contract or agreement.



Administrator, custodian, fund accounting agent, transfer agent and dividend disbursing agent
Amundi Pioneer Asset Management, Inc. serves as the fund's administrator.
The fund's securities and cash are held under a custodian agreement with Brown Brothers Harriman & Co., which also serves as fund accounting agent. DST Systems, Inc. is the fund's transfer agent and dividend disbursing agent for the fund's shares.

Table of contents for the statement of additional information





                                                                                           PAGE
     Fund history                                                                          1
     Use of Proceeds                                                                       1
     Investment policies, risks and restrictions                                           1
     Trustees and officers                                                                 36
     Investment adviser and other fund service providers                                   45
     Portfolio management                                                                  48
     Portfolio transactions                                                                51
     Purchase of shares; Repurchase of shares                                              53
     Pricing of shares                                                                     54
     Description of shares                                                                 55
     Tax status                                                                            57
     Financial statements                                                                  67
     Additional Information                                                                67
     Annual fee, expense and other information                                             68
     Appendix A-Description of short-term debt, corporate bond and preferred stock ratings 70
     Appendix B -Proxy voting policies and procedures                                      74

Privacy notice


MARCH 2020

PLEASE READ THIS IMPORTANT PRIVACY NOTICE - ABOUT THE PRIVACY OF OUR CUSTOMERS' PERSONAL INFORMATION - FROM AMUNDI PIONEER ASSET MANAGEMENT, INC., AMUNDI PIONEER DISTRIBUTOR, INC. AND THE PIONEER FUNDS (TOGETHER "AMUNDI PIONEER").


THIS PRIVACY NOTICE AND IN THE CASE OF EU NATIONALS, THE ADDENDUM TO THIS PRIVACY NOTICE AS AMENDED FROM TIME TO TIME, OUTLINES OUR GUIDELINES AND PRACTICES FOR HOW WE USE AND PROTECT INFORMATION ABOUT INDIVIDUAL CUSTOMERS. ACCORDINGLY, REFERENCES TO THIS PRIVACY NOTICE SHALL INCLUDE REFERENCES TO THE ADDENDUM (AS APPLICABLE). WE WILL SEND CUSTOMERS OUR PRIVACY NOTICE AND ADDENDUM EACH YEAR.



AMUNDI PIONEER RESPECTS YOUR PRIVACY
Amundi Pioneer considers the privacy of our customers and former customers a matter of great importance. We respect your privacy and believe that any personal customer data we have should be treated with the highest regard for its confidentiality, whether it is financial information or other personal data.

Amundi Pioneer does not sell information about customers to any third party. Our company works hard to safeguard your personal information.

EMPLOYEE BEHAVIOR Amundi Pioneer instructs its employees to keep your personal and financial information confidential and secure when they have access to it and when they see it as they communicate with you and process transactions on your or your financial intermediary's instructions. Employees are directed not to disclose information to unauthorized persons, either during their Amundi Pioneer employment or afterward.

VENDOR CONTRACTS When Amundi Pioneer hires vendors, such as mail houses or data processors, to assist in delivering services to clients, we require these vendors to commit contractually to keep the information they handle confidential and secure.


YOUR PERSONAL INFORMATION WE COLLECT
WE COLLECT AND RECORD PERSONAL INFORMATION THAT CUSTOMERS PROVIDE:
oon forms and applications
othrough electronic media
othrough information collected from the web browser of your personal computer or laptop that allows our website to recognize your browser (commonly known as "cookies")
oby telephone
oin correspondence

WE ALSO COLLECT AND RECORD INFORMATION FROM:
oyour financial advisor
oyour transactions with us and our affiliates oother firms, such as those from whom you transfer assets othird parties, such as service providers that may notify us of your change of address

PERSONAL INFORMATION MAY INCLUDE:
onames
oaddresses
otelephone numbers
oSocial Security numbers
oyour investments in the Pioneer Funds, such as your account balance and transaction activity


HOW AMUNDI PIONEER USES AND DISCLOSES PERSONAL INFORMATION
AMUNDI PIONEER GATHERS PERSONAL INFORMATION TO HELP US SERVE OUR CUSTOMERS AND ENHANCE OTHER PRODUCTS AND PROGRAMS. FOR INSTANCE,

Privacy notice

owe may share information about your transactions with our affiliates in connection with providing services to your account;
owe may use it to send notices about fund products and services; or owe may employ a mail house to survey all our customers about our products or the quality of our communications or services.

ALL FINANCIAL COMPANIES NEED TO SHARE CUSTOMERS' PERSONAL INFORMATION TO RUN THEIR EVERYDAY BUSINESS. AMUNDI PIONEER SHARES PERSONAL INFORMATION WITH NONAFFILIATED THIRD PARTY SERVICE PROVIDERS FOR OUR EVERYDAY BUSINESS PURPOSES, SUCH AS:
oto assist in processing account transactions that you request or authorize; or oto provide products or services that you request.


Amundi Pioneer does not share personal information with affiliated or nonaffiliated companies for marketing purposes. Amundi Pioneer does not use or disclose personal information about our customers except as described in this notice or as permitted by law. For example, we would disclose this information as needed to law enforcement and regulatory agencies, in connection with a subpoena or other legal process, as part of an audit or examination, and to trustees or custodians you have appointed. Disclosures made at your request include disclosures of personal information requested by your authorized intermediaries and employers sponsoring your investment plans.


Amundi Pioneer may share your personal information with other business entities in connection with the sale, assignment, merger or other transfer of all or a portion of Amundi Pioneer's business to such business entity. We will require any such successor business entity to honor the terms of this Privacy Notice.


SECURITY
Amundi Pioneer maintains physical, electronic and administrative safeguards designed to protect customer information.

WE EMPLOY VARIOUS FORMS OF INTERNET SECURITY, SUCH AS odata encryption

oSecure Sockets Layer (SSL) and/or Transport Layer Security (TLS) protocols
  (encryption for network communications)

oanti-malware software
ouser names and passwords


Please note, however, that while Amundi Pioneer has endeavored to create a secure and reliable website for users, the confidentiality of any communication or material transmitted to/from the website or via e-mail cannot be guaranteed.

If you access information through our website, amundipioneer.com, you should not give your user name or passwords to anyone for any reason. Choosing to provide this information to a third party invites problems and puts the confidentiality of your personal information at risk.



CHANGES TO THIS PRIVACY NOTICE

This Privacy Notice may be revised from time to time as we add new features and services, as laws change, and as industry privacy and security best practices evolve. We will notify you if we make material changes to the Privacy Notice. The most current version of the Privacy Notice is available on the website at https://us.amundipioneer.com/content/dam/us/retail/pdfs/privacy_polic .pdf. You can check the date posted at the top to see when the Privacy Notice was last updated. Small changes or changes that do not significantly affect individual privacy interests may be made at any time and without prior notice.

CONTACT

If you have any questions about this Privacy Notice or if you have any questions or concerns about how Amundi Pioneer maintains the privacy of your customer information, please contact us at 844-391-3034 Monday through Friday, between the hours of 8:00 am and 7:00 pm Eastern Time.


PRIVACY NOTICE - EU ADDENDUM
PLEASE READ THIS IMPORTANT NOTICE - ABOUT THE PRIVACY OF OUR CUSTOMERS' PERSONAL INFORMATION - FROM AMUNDI PIONEER ASSET MANAGEMENT, INC., AMUNDI PIONEER DISTRIBUTOR, INC. AND THE PIONEER FUNDS (TOGETHER "AMUNDI PIONEER"). THIS ADDENDUM ONLY APPLIES TO EU NATIONALS AND SHOULD BE READ TOGETHER WITH THE PRIVACY NOTICE. REFERENCES TO THE PRIVACY NOTICE SHALL INCLUDE REFERENCES TO THIS ADDENDUM (AS APPLICABLE).


HOW AMUNDI PIONEER USES AND DISCLOSES PERSONAL INFORMATION
Amundi Pioneer may share your personal information under confidentiality agreements and any legally required data processing agreements with other companies that work with, or on behalf of, Amundi Pioneer to provide products and services, such as those who are providing email or mail solutions, providing cloud hosting services, analyzing data and usage of the website, or providing support and maintenance services for the website, as well as legal, regulatory, audit and other professional advisors. These companies may use your personal information to assist us in our operations or for our legitimate business interests. However, these companies do not have any independent right to share this information.

Amundi Pioneer will not sell, rent, license, or trade your personal information with third parties for their own direct marketing use unless we receive your express consent to do so. Unless you give us permission to do so, we will not share your personal information with third parties other than as specified in this Privacy Notice.

Amundi Pioneer will retain in accordance with its data retention policy your personal information only for as long as is reasonably necessary to achieve the purposes for which it is collected.


AUTOMATICALLY COLLECTED INFORMATION AND ANONYMOUS INFORMATION
Each time you visit the website, Amundi Pioneer collects some information to improve the overall quality of your online experience.

An Internet Protocol ("IP") address is a number that automatically identifies the computer or device you have used to access the Internet. The IP address enables our server to send you the web pages that you want to visit, and it may disclose the server owned by your Internet Service Provider. Amundi Pioneer may use IP addresses to conduct website analyses and performance reviews and to administer the website, although it will not combine traffic data with user accounts.

Cookies are pieces of information that a website transfers to a user's computer for purposes of storing information about a user's preferences. Cookies in and of themselves do not personally identify users, although they do identify a user's computer. Many websites use cookies as a standard practice to provide useful features when a user visits the website and most web browsers are set up to accept cookies. Amundi Pioneer uses cookies to improve your online experience when visiting the website. You can set your browser to refuse cookies, but some portions of a website may not work properly if you refuse cookies. A session cookie is one that exists for the time period that your browser is open. A persistent cookie is one that is saved on your device/computer even after the browser is closed. Like many websites, we may use both session cookies and persistent cookies.


PRIVACY SETTINGS/OPT OUT/CHANGES/ACCESS
You have the right to request that your personal information be removed from our database, changed or updated, and can do so by contacting us at one of the telephone numbers listed at the end of this Addendum. If requested, we will promptly verify and delete your account and you will no longer receive information or

Privacy notice


correspondence from Amundi Pioneer. Your removal from the mailing list or database will not remove records of past transactions or delete information stored in our data backups and archives where we are required to keep your data for legitimate business or legal requirements. Data on past transactions and data stored in backups and archives will be deleted in the normal course of our business. You have the right to access or, if required by applicable laws, receive a copy of your personal information held by contacting us at one of the telephone numbers below.

In addition, you have the right to make a complaint to the relevant supervisory authority in your home country if you have concerns about Amundi Pioneer's handling of your personal information.

Some of the recipients of your personal information as specified above may be located in countries (including the United States) that do not provide a level of data protection equivalent to that set forth by the European Union and some other jurisdictions. Amundi Pioneer will take appropriate steps to ensure that such recipients act in accordance with applicable law. To the extent that Amundi Pioneer transfers personal information to recipients which are located outside the European Union, Amundi Pioneer will implement appropriate contractual measures to secure such transfer, in compliance with applicable law. If you choose to access or use the Services, you consent to the transfer, use and disclosure of information in accordance with this Privacy Notice and subject to such applicable laws.

TOLL-FREE NUMBERS:

GERMANY 0800 082 08 68

AUSTRIA 0800 29 76 57

SWITZERLAND 0800 55 40 91

OTHER COUNTRIES (NOT TOLL-FREE):

+353 1 480 2200

                                     Notes

                                     Notes

                                     Notes

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                            PIONEER ILS BRIDGE FUND









                                 ------------
                                   PROSPECTUS
                                 ------------

                                 March 1, 2020










You should rely only on the information contained in or incorporated by reference into this prospectus. The fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

All dealers that buy, sell or trade the fund's shares, whether or not participating in the offering, may be required to deliver a prospectus when acting on behalf of the Distributor.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                      31236-00-0918
[GRAPHIC APPEARS HERE]


   (Copyright)2019 Amundi Pioneer Distributor, Inc.
                Underwriter of Pioneer mutual funds
                                        Member SIPC

PIONEER ILS BRIDGE FUND
--------------------------------------------------------------------------------
60 State Street

Boston, Massachusetts 02109


                      Statement of Additional Information

                                 March 1, 2020


Pioneer ILS Bridge Fund (the "fund") is a non-diversified, closed-end management investment company.



This statement of additional information related to the shares does not constitute a prospectus, but should be read in conjunction with the prospectus relating thereto, dated March 1, 2020 (the "prospectus"). This statement of additional information does not include all information that a prospective investor should consider before purchasing shares, and investors should obtain and read the prospectus prior to purchasing such shares. A copy of the prospectus may be obtained without charge by calling 1-800-225-6292 or by written request to the fund at 60 State Street, Boston, Massachusetts 02109. You may also obtain a copy of the prospectus from our website at: us.amundipioneer.com.


                            CONTENTS




                            ---------------------------------------------------

                                                                       PAGE
   1.    Fund history................................................    1
   2.    Use of Proceeds.............................................    1
   3.    Investment policies, risks and restrictions.................    1
   4.    Trustees and officers.......................................   36
   5.    Investment adviser and other fund service providers.........   45
   6.    Portfolio management........................................   48
   7.    Portfolio transactions......................................   51
   8.    Purchase of shares; Repurchase of shares....................   53
   9.    Pricing of shares...........................................   54
  10.    Description of shares.......................................   55
  11.    Tax status..................................................   57
  12.    Financial statements........................................   67
  13.    Additional Information......................................   67
  14.    Annual fee, expense and other information...................   68
  15.    Appendix A - Description of short-term debt, corporate bond
         and preferred stock ratings//...............................   70
  16.    Appendix B - Proxy voting policies and procedures...........   74


[GRAPHIC APPEARS HERE]

1. FUND HISTORY


The fund is a non-diversified, closed-end management investment company that is operated as an interval fund. The fund was organized as a Delaware statutory trust on June 20, 2016. Amundi Pioneer Asset Management, Inc. ("Amundi Pioneer") is the fund's investment adviser.


2. USE OF PROCEEDS

The fund will invest the proceeds of the offering of shares in accordance with the fund's investment objective and principal investment strategies. It is presently anticipated that the fund will be able to fully invest all of the proceeds according to its investment objective and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the fund as well as the availability of securities consistent with the fund's investment objective and strategies. Pending investment, all or a portion of the proceeds may be invested in U.S. government securities or high grade, short-term money market instruments.

Approximately $15 to $25 million in proceeds will be required for the fund to invest in accordance with its investment objective and policies and meet the regulatory requirements described in the fund's prospectus. If the fund is unable to achieve operational scale, there is a risk that the fund's fees and expenses may be relatively high and a risk that the fund may cease operations.


3. INVESTMENT POLICIES, RISKS AND RESTRICTIONS

The prospectus presents the investment objective and the principal investment strategies and risks of the fund. This section supplements the disclosure in the fund's prospectus and provides additional information on the fund's investment policies or restrictions. Restrictions or policies stated as a maximum percentage of the fund's assets are only applied immediately after a portfolio investment to which the policy or restriction is applicable (other than the limitation on borrowing). Accordingly, any later increase or decrease in a percentage resulting from a change in values, net assets or other circumstances will not be considered in determining whether the investment complies with the fund's restrictions and policies.



DEBT SECURITIES AND RELATED INVESTMENTS


INSURANCE-LINKED SECURITIES
The fund may invest in insurance-linked securities (ILS). The fund could lose a portion or all of the principal it has invested in an ILS, and the right to additional interest or dividend payments with respect to the security, upon the occurrence of one or more trigger events, as defined within the terms of an insurance-linked security. Trigger events, generally, are hurricanes, earthquakes, or other natural events of a specific size or magnitude that occur in a designated geographic region during a specified time period, and/or that involve losses or other metrics that exceed a specific amount. There is no way to accurately predict whether a trigger event will occur, and accordingly, ILS carry significant risk. The fund is entitled to receive principal and interest and/or dividend payments so long as no trigger event occurs of the description and magnitude specified by the instrument. In addition to the specified trigger events, ILS may expose the fund to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences.


Event-linked bonds may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other on-shore or off-shore entities. In addition to the specified trigger events, event-linked bonds may also expose the fund to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. Event-linked bonds are subject to the risk that the model used to calculate the probability of a trigger event was not accurate and underestimated the likelihood of a trigger event. This may result in more frequent and greater than expected loss of principal and/or interest, which would adversely impact the fund's total returns. Further, to the extent there are events that involve losses or other metrics, as applicable, that are at, or near, the threshold for a trigger event, there may be some delay in the return of principal and/or interest until it is determined whether a trigger event has occurred. Finally, to the extent there is a dispute concerning the definition of the trigger event relative to the specific manifestation of a catastrophe, there may be losses or delays in the payment of principal and/or interest on the event-linked bond. Lack of a liquid market for these instruments may impose the risk of higher transactions costs and the possibility that the fund may be forced to liquidate positions when it would not be advantageous to do so.

Event-linked bonds are typically rated below investment grade or may be unrated. Securities rated BB or lower are considered to be below investment grade. The rating for an event-linked bond primarily reflects the rating agency's calculated probability that a pre-defined trigger event will occur, which will cause a loss of principal. This rating may also assess the credit risk of the bond's collateral pool, if any, and the reliability of the model used to calculate the probability of a trigger event.

In addition to event-linked bonds, the fund also may invest in other insurance-linked securities, including notes or preferred shares issued by special purpose vehicles structured to comprise a portion of an reinsurer's or insurer's catastrophe-oriented business, known as sidecars, or to provide reinsurance to reinsurers or insurers, known as collateralized reinsurance ("Reinsurance Notes"). An investor in Reinsurance Notes participates in the premiums and losses associated with underlying reinsurance contracts. Reinsurance Notes are subject to the same risks discussed herein for event-linked bonds. In addition, because Reinsurance Notes represent an interest in underlying reinsurance contracts, the fund has limited transparency into the underlying insurance policies and therefore must rely upon the risk assessment and sound underwriting practices of the reinsurer and/or insurer. Accordingly, it may be more difficult for the investment adviser to fully evaluate the underlying risk profile of the fund's investment in Reinsurance Notes and therefore place the fund's assets at greater risk of loss than if the adviser had more complete information. The lack of transparency may also make the valuation of Reinsurance Notes more difficult and potentially result in mispricing that could result in losses to the fund. Reinsurance Notes are also subject to extension risk. The sponsor of such an investment might have the right to extend the maturity of the notes to verify that the trigger event did occur or to process and audit insurance claims. In certain circumstances, the extension may exceed two years.

Event-linked bonds and other insurance-linked securities typically are restricted to qualified institutional buyers and, therefore, are not subject to registration with the Securities and Exchange Commission or any state securities commission and are not listed on any national securities exchange. The amount of public information available with respect to event-linked bonds and other insurance-linked securities is generally less extensive than that available for issuers of registered or exchange listed securities. Event-linked bonds may be subject to the risks of adverse regulatory or jurisdictional determinations. There can be no assurance that future regulatory determinations will not adversely affect the overall market for event-linked bonds.


EVENT-LINKED SWAPS
The fund may obtain event-linked exposure by investing in event-linked swaps, which typically are contingent, or formulaically related to defined trigger events, or by pursuing similar event-linked derivative strategies. Trigger events include hurricanes, earthquakes and weather-related phenomena. If a trigger event occurs, the fund may lose the swap's notional amount. As derivative instruments, event-linked swaps are subject to risks in addition to the risks of investing in event-linked bonds, including counterparty risk and leverage risk.


STRUCTURED REINSURANCE INVESTMENTS
Insurance-linked securities ("ILS") may include special purpose vehicles ("SPVs") or similar instruments structured to comprise a portion of a reinsurer's catastrophe-oriented business, known as quota share instruments (sometimes referred to as reinsurance sidecars), or to provide reinsurance relating to specific risks to insurance or reinsurance companies through a collateralized instrument, known as collateralized reinsurance. Quota share instruments and other structured reinsurance investments generally will be considered illiquid securities by the fund. The fund may invest substantially in illiquid securities.

Structured reinsurance investments developed along with event-linked bonds as a mechanism to facilitate risk-transfer from insurance markets to capital markets investors. These instruments are typically more customizable but less liquid investments than event-linked bonds. The instruments typically mature in one year. Like event-linked bonds, an investor in structured reinsurance investments participates in the premiums and losses associated with underlying reinsurance contracts. Structured reinsurance investments are subject to the same risks as event-linked bonds. In cases where structured reinsurance investments represent an interest in underlying reinsurance contracts, the fund has limited transparency into the underlying insurance policies and therefore must rely upon the risk assessment and sound underwriting practices of the reinsurer and/or insurer. Accordingly, it may be more difficult for the investment adviser to fully evaluate the underlying risk profile of the fund's investment in structured reinsurance investments and therefore place the fund's assets at greater risk of loss than if the adviser had more complete information. The lack of transparency may also make the valuation of structured reinsurance investments more difficult and potentially result in mispricing that could result in losses to the fund. Structured reinsurance investments are also subject to extension risk. The sponsor of such an investment might have the right to extend the maturity of the notes to verify that the trigger event did occur or to process and audit insurance claims. In certain circumstances, the extension may exceed two years.

The fund may invest indirectly in reinsurance contracts, by holding notes or preferred shares issued by a SPV whose performance is tied to an underlying reinsurance transaction, including quota share instruments. Quota shares are a form of proportional reinsurance in which an investor participates in the premiums and losses of a reinsurer's portfolio of catastrophe-oriented policies, according to a pre-defined percentage. For example, under a 10% quota share agreement, the SPV be entitled to 10% of all premiums associated with a defined portfolio and be responsible for 10% of all related claims.

Collateralized reinsurance investments, are privately structured securities or derivatives utilized to gain exposure to the reinsurance market. Collateralized reinsurance entails an SPV entering into a reinsurance arrangement that is then collateralized by invested capital and premiums related to the insurance coverage. The collateral is designed to cover in full the potential claims that could arise from the underlying reinsurance contract.

Industry loss warranties ("ILWs") are a form of insurance-linked security used to finance peak, non-recurrent insurance risks, such as hurricanes, tropical storms and earthquakes. ILWs feature an industry loss index trigger, and, in some cases, a dual trigger design that includes a protection buyer indemnity trigger. A traditional ILW takes the form of a bilateral reinsurance contract, but there are also index products that take the form of derivatives or exchange traded instruments. The common feature among these forms is that the payout trigger is based on an industry loss index or a parametric index.

The reinsurance market is highly cyclical, with coverage being written at the beginning of the year and midyear for coverage for the following 12 months. The pricing of reinsurance is also highly cyclical as premiums for reinsurance coverage are driven, in large part, by insurers' recent loss experience.

Since ILS are typically structured so as to be bankruptcy remote SPVs or similar structures it is unlikely that the fund could lose its investment if the applicable trigger event never occurs, However, there can be no assurance that ILS in which the fund may invest in the future will be structured in a similar manner or that a court would uphold the intended bankruptcy remote characterization of the structure. If ILS issued in the future is structured in a different manner, it may be possible that the fund would lose its entire investment in an event-linked bond even though the applicable trigger event never occurs.


FLOATING RATE LOANS
A floating rate loan is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution for a group of investors. The financial institution typically acts as an agent for the investors, administering and enforcing the loan on their behalf. In addition, an institution, typically but not always the agent, holds any collateral on behalf of the investors.

The interest rates are adjusted based on a base rate plus a premium or spread or minus a discount. The base rate usually is the London Interbank Offered Rate ("LIBOR"), the Federal Reserve federal funds rate, the prime rate or other base lending rates used by commercial lenders. LIBOR usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar-denominated deposits.

Floating rate loans include loans to corporations and institutionally traded floating rate debt obligations issued by an asset-backed pool, and interests therein. The fund may invest in loans in different ways. The fund may: (i) make a direct investment in a loan by participating as one of the lenders; (ii) purchase an assignment of a loan; or (iii) purchase a participation interest in a loan.

DIRECT INVESTMENT IN LOANS. It can be advantageous to the fund to make a direct investment in a loan as one of the lenders. When a new issue is purchased, such an investment is typically made at par. This means that the fund receives a return at the full interest rate for the loan. Secondary purchases of loans may be made at par, at a premium from par or at a discount from par. When the fund invests in an assignment of, or a participation interest in, a loan, the fund may pay a fee or forgo a portion of the interest payment. Consequently, the fund's return on such an investment may be lower than it would have been if the fund had made a direct investment in the underlying corporate loan. The fund may be able, however, to invest in corporate loans only through assignments or participation interests at certain times when reduced direct investment opportunities in corporate loans may exist. At other times, however, such as recently, assignments or participation interests may trade at significant discounts from par.

ASSIGNMENTS. An assignment represents a portion of a loan previously attributable to a different lender. The purchaser of an assignment typically succeeds to all the rights and obligations under the loan agreement of the assigning investor and becomes an investor under the loan agreement with the same rights and obligations as the assigning investor. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning investor.

PARTICIPATION INTERESTS. Participation interests are interests issued by a lender or other financial institution, which represent a fractional interest in a corporate loan. The fund may acquire participation interests from the financial institution or from another investor. The fund typically will have a contractual relationship only with the financial institution that issued the participation interest. As a result, the fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the financial institution and only upon receipt by such entity of such payments from the borrower. In connection with purchasing a participation interest, the fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other investors through set-off against the borrower and the fund may not directly benefit from the collateral supporting the loan in which it has purchased the participation interest. As a result, the fund may assume the credit risk of both the borrower and the financial institution issuing the participation interest. In the event of the insolvency of the financial institution issuing a participation interest, the fund may be treated as a general creditor of such entity.

OTHER INFORMATION ABOUT FLOATING RATE LOANS. Loans typically have a senior position in a borrower's capital structure. The capital structure of a borrower may include loans, senior unsecured loans, senior and junior subordinated debt, preferred stock and common stock, typically in descending order of seniority with respect to claims on the borrower's assets. Although loans typically have the most senior position in a borrower's capital structure, they remain subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the fund, a reduction in the value of the investment and a potential decrease in the net asset value of the fund. There can be no assurance that the liquidation of any collateral securing a loan would satisfy a borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. Although a loan may be senior to equity and other debt securities in an issuer's capital structure, such obligations may be structurally subordinated to obligations of the issuer's subsidiaries. For example, if a holding company were to issue a loan, even if that issuer pledges the capital stock of its subsidiaries to secure the obligations under the loan, the assets of the operating companies are available to the direct creditors of an operating company before they would be available to the holders of the loan issued by the holding company.

In order to borrow money pursuant to a loan, a borrower will frequently, for the term of the loan, pledge collateral, including but not limited to, (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights (but excluding goodwill); and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of loans made to non-public companies, the company's shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a loan may be secured only by stock in the borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a borrower's obligations under a loan.

In the process of buying, selling and holding loans, the fund may receive and/or pay certain fees. Any fees received are in addition to interest payments received and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the fund buys a loan it may receive a facility fee and when it sells a loan it may pay a facility fee. On an ongoing basis, the fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a loan. In certain circumstances, the fund may receive a prepayment penalty fee upon the prepayment of a loan by a borrower. Other fees received by the fund may include covenant waiver fees and covenant modification fees.

A borrower must comply with various restrictive covenants contained in a loan agreement or note purchase agreement between the borrower and the holders of the loan. Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the borrower to maintain specific minimum financial ratios, and limits on total debt.

In a typical loan, the agent administers the terms of the loan agreement. In such cases, the agent is normally responsible for the collection of principal and interest payments from the borrower and the apportionment of these payments to the credit of all institutions that are parties to the loan agreement. The fund will generally rely upon the agent or an intermediate participant to receive and forward to the fund its portion of the principal and interest payments on the loan. Furthermore, unless the fund has direct recourse against the borrower, the fund will rely on the agent and the other investors to use appropriate credit remedies against the borrower.

For some loans, such as revolving credit facility loans ("revolvers"), an investor may have certain obligations pursuant to the loan agreement that may include the obligation to make additional loans in certain circumstances. The fund generally will reserve against these contingent obligations by segregating or otherwise designating a sufficient amount of permissible liquid assets. Delayed draw term loans are similar to revolvers, except that once drawn upon by the borrower during the commitment period, they remain permanently drawn and become term loans. A prefunded L/C term loan is a facility created by the borrower in conjunction with an agent, with the loan proceeds acting as collateral for the borrower's obligations in respect of the letters of credit. Each participant in a prefunded L/C term loan fully funds its commitment amount to the agent for the facility.

The fund may acquire interests in loans that are designed to provide temporary or "bridge" financing to a borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. Bridge loans often are unrated. The fund may also invest in loans of borrowers that have obtained bridge loans from other parties. A borrower's use of bridge loans involves a risk that the borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the borrower's perceived creditworthiness.

From time to time, Amundi Pioneer and its affiliates may borrow money from various banks in connection with their business activities. Such banks may also sell interests in loans to or acquire them from the fund or may be intermediate participants with respect to loans in which the fund owns interests. Such banks may also act as agents for loans held by the fund.

REORGANIZATIONAL FINANCINGS. The fund may invest in restructurings and similar financings, including debtor-in-possession financings (commonly called "DIP financings"). In such transactions, the borrower may be assuming large amounts of debt in order to have the financial resources to attempt to achieve its business objectives. Such business objectives may include but are not limited to: management's taking over control of a company (leveraged buy-out); reorganizing the assets and liabilities of a company (leveraged recapitalization); or acquiring another company. Loans or securities that are part of highly leveraged transactions involve a greater risk (including default and bankruptcy) than other investments. DIP financings are arranged when an entity seeks the protections of the bankruptcy court under Chapter 11 of the U.S. Bankruptcy Code. These financings allow the entity to continue its business operations while reorganizing under Chapter 11. Such financings provide senior liens on unencumbered security (i.e., security not subject to other creditors' claims). There is a risk that the entity will not emerge from Chapter 11 and be forced to liquidate its assets under Chapter 7 of the Bankruptcy Code. In such event, the fund's only recourse will be against the property securing the DIP financing.


INVERSE FLOATING RATE SECURITIES
The fund may invest in inverse floating rate obligations. The interest on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in inverse floaters is associated with greater volatility in their market values.


DEBT SECURITIES RATING INFORMATION
Investment grade debt securities are those rated "BBB" or higher by Standard & Poor's Ratings Group ("Standard & Poor's") or the equivalent rating of other nationally recognized statistical rating organizations. Debt securities rated BBB are considered medium grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken the issuer's ability to pay interest and repay principal.

Below investment grade debt securities are those rated "BB" and below by Standard & Poor's or the equivalent rating of other nationally recognized statistical rating organizations. See "Appendix A" for a description of rating categories. The fund may invest in debt securities rated "D" or better, or comparable unrated securities as determined by Amundi Pioneer.

Below investment grade debt securities or comparable unrated securities are commonly referred to as high yield bonds or "junk bonds" and are considered predominantly speculative and may be questionable as to principal and interest payments. Changes in economic conditions are more likely to lead to a weakened capacity to make principal payments and interest payments. The issuers of high yield securities also may be more adversely affected than issuers of higher rated securities by specific corporate or governmental developments. Such securities may also be impacted by the issuers' inability to meet specific projected business forecasts. The amount of high yield securities outstanding has proliferated as an increasing number of issuers have used high yield securities for corporate financing. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the fund's net asset value to the extent that it invests in such securities. In addition, the fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.

The secondary market for high yield securities is not usually as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on the fund's ability to dispose of a particular security when necessary to meet its liquidity needs. Under adverse market or economic conditions, such as those recently prevailing, the secondary market for high yield securities could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these and other circumstances, may be less than the prices used in calculating the fund's net asset value.

Since investors generally perceive that there are greater risks associated with high yield debt securities of the type in which the fund may invest, the yields and prices of such securities may tend to fluctuate more than those for higher rated securities. In the lower quality segments of the debt securities market, changes in perceptions of issuers' creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the debt securities market, resulting in greater yield and price volatility.

High yield and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, high yield securities generally involve greater risks of loss of income and principal than higher rated securities.

For purposes of the fund's credit quality policies, if a security receives different ratings from nationally recognized statistical rating organizations, the fund will use the rating chosen by the portfolio manager as most representative of the security's credit quality. The ratings of nationally recognized statistical rating organizations represent their opinions as to the quality of the securities that they undertake to rate and may not accurately describe the risk of the security. If a rating organization changes the quality rating assigned to one or more of the fund's portfolio securities, Amundi Pioneer will consider if any action is appropriate in light of the fund's investment objective and policies.


U.S. GOVERNMENT SECURITIES
U.S. government securities in which the fund invests include debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by an agency, authority or instrumentality of the U.S. government, including the Federal Housing Administration, Federal Financing Bank, Farm Service Agency, Export-Import Bank of the U.S., Small Business Administration, Government National Mortgage Association ("GNMA"), General Services Administration, National Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks ("FHLBs"), Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA"), Maritime Administration, Tennessee Valley Authority and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing reorganization since
1987). Some U.S. government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the United States. Others are supported by: (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the FHLBs; (ii) the discretionary authority of the U.S. government to purchase the agency's obligations, such as securities of FNMA; or (iii) only the credit of the issuer. Such debt securities are subject to the risk of default on the payment of interest and/or principal, similar to debt of private issuers. The maximum potential liability of some U.S. government securities may greatly exceed their current resources, including any legal right to support from the U.S. government. Although the U.S. government provided financial support to FNMA and FHLMC in the past, no assurance can be given that the U.S. government will provide financial support in the future to these or other U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States. Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities or instrumentalities include:
(i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government or any of its agencies, authorities or instrumentalities; and (ii) participations in loans made to non-U.S. governments or other entities that are so guaranteed. The secondary market for certain loan participations described above is limited and, therefore, the participations may be regarded as illiquid.

U.S. government securities may include zero coupon securities that may be purchased when yields are attractive and/or to enhance portfolio liquidity. Zero coupon U.S. government securities are debt obligations that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance. Zero coupon U.S. government securities do not require the periodic payment of interest. These investments may experience greater volatility in market value than U.S. government securities that make regular payments of interest. The fund accrues income on these investments for tax and accounting purposes, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy the fund's distribution obligations, in which case the fund will forgo the purchase of additional income producing assets with these funds. Zero coupon U.S. government securities include STRIPS and CUBES, which are issued by the U.S. Treasury as component parts of U.S. Treasury bonds and represent scheduled interest and principal payments on the bonds.


CONVERTIBLE DEBT SECURITIES
The fund may invest in convertible debt securities which are debt obligations convertible at a stated exchange rate or formula into common stock or other equity securities. Convertible securities rank senior to common stocks in an issuer's capital structure and consequently may be of higher quality and entail less risk than the issuer's common stock. As with all debt securities, the market values of convertible securities tend to increase when interest rates decline and, conversely, tend to decline when interest rates increase. Depending on the relationship of the conversion price to the market value of the underlying securities, convertible securities may trade more like equity securities than debt securities.

A convertible security entitles the holder to receive interest that is generally paid or accrued until the convertible security matures, or is redeemed, converted, or exchanged. Convertible securities have unique investment characteristics, in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities,
(ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instruments. If a convertible security held by the fund is called for redemption, the fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could result in losses to the fund.


FIXED-INCOME SECURITIES
In addition to corporate debt securities, which include corporate bonds, debentures and notes, fixed-income securities also include preferred, preference and convertible securities, equipment lease certificates, equipment trust certificates and conditional sales contracts. Preference stocks are stocks that have many characteristics of preferred stocks, but are typically junior to an existing class of preferred stocks. Equipment lease certificates are debt obligations secured by leases on equipment (such as railroad cars, airplanes or office equipment), with the issuer of the certificate being the owner and lessor of the equipment. Equipment trust certificates are debt obligations secured by an interest in property (such as railroad cars or airplanes), the title of which is held by a trustee while the property is being used by the borrower.

Conditional sales contracts are agreements under which the seller of property continues to hold title to the property until the purchase price is fully paid or other conditions are met by the buyer.

Fixed-rate bonds may have a demand feature allowing the holder to redeem the bonds at specified times. These bonds are more defensive than conventional long-term bonds (protecting to some degree against a rise in interest rates) while providing greater opportunity than comparable intermediate term bonds, since they may be retained if interest rates decline. Acquiring these kinds of bonds provides the contractual right to require the issuer of the bonds to purchase the security at an agreed upon price, which right is contained in the obligation itself rather than in a separate agreement or instrument. Since this right is assignable only with the bond, it will not be assigned any separate value. Floating or variable rate obligations may be acquired as short-term investments pending longer-term investment of funds.

Certain securities may permit the issuer at its option to "call," or redeem, the securities. If an issuer were to redeem securities during a time of declining interest rates, the fund may not be able to reinvest the proceeds in securities providing the same investment return as the securities redeemed.

The rate of interest on a corporate debt security may be fixed, floating or variable, and may vary inversely with respect to a reference rate. The rate of return or return of principal on some debt obligations may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.


SUBORDINATED SECURITIES
The fund may also invest in other types of fixed income securities which are subordinated or "junior" to more senior securities of the issuer, or which represent interests in pools of such subordinated or junior securities. Such securities may include so-called "high yield" or "junk" bonds (i.e., bonds that are rated below investment grade by a rating agency or that are of equivalent quality) and preferred stock. Under the terms of subordinated securities, payments that would otherwise be made to their holders may be required to be made to the holders of more senior securities, and/or the subordinated or junior securities may have junior liens, if they have any rights at all, in any collateral (meaning proceeds of the collateral are required to be paid first to the holders of more senior securities). As a result, subordinated or junior securities will be disproportionately adversely affected by a default or even a perceived decline in creditworthiness of the issuer.


STRUCTURED SECURITIES
The fund may invest in structured securities. The value of the principal and/or interest on such securities is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the "Reference") or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the Reference. The terms of the structured securities may provide in certain circumstances that no principal is due at maturity and therefore may result in a loss of the fund's investment. Changes in the interest rate or principal payable at maturity may be a multiple of the changes in the value of the Reference. Structured securities are a type of derivative instrument and the payment and credit qualities from these securities derive from the assets embedded in the structure from which they are issued. Structured securities may entail a greater degree of risk than other types of fixed income securities.


ZERO COUPON, PAY-IN-KIND, DEFERRED AND CONTINGENT PAYMENT SECURITIES
The fund may invest in zero coupon securities, which are securities that are sold at a discount to par value and on which interest payments are not made during the life of the security. Upon maturity, the holder is entitled to receive the par value of the security. Pay-in-kind securities are securities that have interest payable by delivery of additional securities. Upon maturity, the holder is entitled to receive the aggregate par value of the securities. A fund accrues income with respect to zero coupon and pay-in-kind securities prior to the receipt of cash payments. Deferred payment securities are securities that remain zero coupon securities until a predetermined date, at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals. The interest rate on contingent payment securities is determined by the outcome of an event, such as the performance of a financial index. If the financial index does not increase by a prescribed amount, the fund may receive no interest.


NON-U.S. INVESTMENTS


EQUITY SECURITIES OF NON-U.S. ISSUERS
The fund may invest in equity securities of non-U.S. issuers, including American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs") and other similar instruments.


DEBT OBLIGATIONS OF NON-U.S. GOVERNMENTS
The fund may invest in all types of debt obligations of non-U.S. governments. An investment in debt obligations of non-U.S. governments and their political subdivisions (sovereign debt) involves special risks that are not present in corporate debt obligations. The non-U.S. issuer of the sovereign debt or the non-U.S. governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the fund may have limited recourse in the event of a default. As a sovereign entity, the issuing government may be immune from lawsuits in the event of its failure or refusal to pay the obligations when due. During periods of economic uncertainty, the values of sovereign debt and of securities of issuers that purchase sovereign debt may be more volatile than prices of debt obligations of U.S. issuers. In the past, certain non-U.S. countries have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest, declared moratoria on the payment of principal and interest on their sovereign debt, or restructured their debt to effectively eliminate portions of it, and similar occurrences may happen in the future. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange, the relative size of the debt service burden, the sovereign debtor's policy toward its principal international lenders and local political constraints. Sovereign debtors may also be dependent on disbursements or assistance from non-U.S. governments, multinational agencies and other entities to reduce principal and interest arrearages on their debt. Assistance may be dependent on a country's implementation of austerity measures and reforms, which measures may limit or be perceived to limit economic growth and recovery. The failure of a sovereign debtor to implement economic reforms, achieve specified levels of economic performance or repay principal or interest when due may result in the cancellation of third-party commitments to lend funds to the sovereign debtor, which may further impair such debtor's ability or willingness to service its debts.

EURODOLLAR INSTRUMENTS AND SAMURAI AND YANKEE BONDS. The fund may invest in Eurodollar instruments and Samurai and Yankee bonds. Eurodollar instruments are bonds of corporate and government issuers that pay interest and principal in U.S. dollars but are issued in markets outside the United States, primarily in Europe. Samurai bonds are yen-denominated bonds sold in Japan by non-Japanese issuers. Yankee bonds are U.S. dollar denominated bonds typically issued in the U.S. by non-U.S. governments and their agencies and non-U.S. banks and corporations. The fund may also invest in Eurodollar Certificates of Deposit ("ECDs"), Eurodollar Time Deposits ("ETDs") and Yankee Certificates of Deposit ("Yankee CDs"). ECDs are U.S. dollar-denominated certificates of deposit issued by non-U.S. branches of domestic banks; ETDs are U.S. dollar-denominated deposits in a non-U.S. branch of a U.S. bank or in a non-U.S. bank; and Yankee CDs are U.S. dollar-denominated certificates of deposit issued by a U.S. branch of a non-U.S. bank and held in the U.S. These investments involve risks that are different from investments in securities issued by U.S. issuers, including potential unfavorable political and economic developments, non-U.S. withholding or other taxes, seizure of non-U.S. deposits, currency controls, interest limitations or other governmental restrictions which might affect payment of principal or interest.

INVESTMENTS IN EMERGING MARKETS. The fund may invest in securities of issuers in countries with emerging economies or securities markets. The fund considers emerging market issuers to include: issuers organized under the laws of an emerging market country, issuers with a principal office in an emerging market country, issuers whose equity securities are traded principally in an emerging market country, issuers that derive at least 50% of their gross revenues or profits from goods or services produced in emerging market countries or sales made in emerging market countries, or issuers that have at least 50% of their assets in emerging market countries. Emerging economies or securities markets will generally include, but not be limited to, countries included in the Morgan Stanley Capital International (MSCI) Emerging + Frontier Markets Index. The fund will generally focus on emerging markets that do not impose unusual trading requirements which tend to restrict the flow of investments. In addition, the fund may invest in unquoted securities of emerging market issuers.


RISKS OF NON-U.S. INVESTMENTS. Investing in securities of non-U.S. issuers involves considerations and risks not typically associated with investing in the securities of issuers in the U.S. These risks are heightened with respect to investments in countries with emerging markets and economies. The risks of investing in securities of non-U.S. issuers generally, or in issuers with significant exposure to non-U.S. markets, may be related, among other things, to (i) differences in size, liquidity and volatility of, and the degree and manner of regulation of, the securities markets of certain non-U.S. markets compared to the securities markets in the U.S.; (ii) economic, political and social factors; and (iii) foreign exchange matters, such as restrictions on the repatriation of capital, fluctuations in exchange rates between the U.S. dollar and the currencies in which the portfolio securities are quoted or denominated, exchange control regulations and costs associated with currency exchange. The political and economic structures in certain countries, particularly emerging markets, may undergo significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries.

NON-U.S. SECURITIES MARKETS AND REGULATIONS. There may be less publicly available information about non-U.S. markets and issuers than is available with respect to U.S. securities and issuers. Non-U.S. companies generally are not subject to accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies. The trading markets for most non-U.S. securities are generally less liquid and subject to greater price volatility than the markets for comparable securities in the U.S. The markets for securities in certain emerging markets are in the earliest stages of their development. Even the markets for relatively widely traded securities in certain non-U.S. markets, including emerging market countries, may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the U.S. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity. The less liquid a market, the more difficult it may be for the fund to accurately price its portfolio securities or to dispose of such securities at the times determined by Amundi Pioneer to be appropriate. The risks associated with reduced liquidity may be particularly acute in situations in which the fund's operations require cash, such as in order to meet redemptions and to pay its expenses.

ECONOMIC, POLITICAL AND SOCIAL FACTORS. Certain countries, including emerging markets, may be subject to a greater degree of economic, political and social instability than in the U.S. and Western European countries. Such instability may result from, among other things: (i) authoritarian governments or military involvement in political and economic decision making; (ii) popular unrest associated with demands for improved economic, political and social conditions;
(iii) internal insurgencies; (iv) hostile relations with neighboring countries; and (v) ethnic, religious and racial conflict. Such economic, political and social instability could significantly disrupt the financial markets in such countries and the ability of the issuers in such countries to repay their obligations. In addition, it may be difficult for the fund to pursue claims against a foreign issuer in the courts of a foreign country. Investing in emerging market countries also involves the risk of expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. In the event of such expropriation, nationalization or other confiscation in any emerging country, the fund could lose its entire investment in that country.

Sanctions or other government actions against a foreign nation could negatively impact the fund's investments in securities that have exposure to that nation.

Certain emerging market countries restrict or control foreign investment in their securities markets to varying degrees. These restrictions may limit the fund's investment in those markets and may increase the expenses of the fund. In addition, the repatriation of both investment income and capital from certain markets is subject to restrictions such as the need for certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect certain aspects of the fund's operation.

Economies in individual countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, currency valuation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many countries have experienced substantial, and in some cases extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, very negative effects on the economies and securities markets of certain emerging countries.

Unanticipated political or social developments may affect the values of the fund's investments and the availability to the fund of additional investments in such countries. In the past, the economies, securities and currency markets of many emerging markets have experienced significant disruption and declines. There can be no assurance that these economic and market disruptions might not occur again.

Economies in emerging market countries generally are dependent heavily upon international trade and, accordingly, have been and may continue to be affected adversely by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade. These economies also have been, and may continue to be, affected adversely and significantly by economic conditions in the countries with which they trade.


A number of countries in Europe have experienced severe economic and financial difficulties. Many non-governmental issuers, and even certain governments, have defaulted on, or been forced to restructure, their debts; many other issuers have faced difficulties obtaining credit or refinancing existing obligations; financial institutions have in many cases required government or central bank support, have needed to raise capital, and/or have been impaired in their ability to extend credit; and financial markets in Europe and elsewhere have experienced extreme volatility and declines in asset values and liquidity. These difficulties may continue, worsen or spread within and beyond Europe. Responses to the financial problems by European governments, central banks and others, including austerity measures and reforms, may not work, may result in social unrest and may limit future growth and economic recovery or have other unintended consequences. Further defaults or restructurings by governments and others of their debt could have additional adverse effects on economies, financial markets and asset valuations around the world. On January 31, 2020, the United Kingdom withdrew from the European Union. Given the size and importance of the United Kingdom's economy, uncertainty about its relationship with the remaining member states of the European Union may continue to be a source of instability. Moreover, other countries may seek to withdraw from the European Union and/or abandon the euro, the common currency of the European Union. A number of countries in Europe have suffered terror attacks, and additional attacks may occur in the future. The Ukraine has experienced ongoing military conflict; this conflict may expand and military conflicts could potentially occur elsewhere in Europe. Europe has also been struggling with mass migration from the Middle East and Africa. The ultimate effects of these events and other socio-political or geopolitical issues are not known but could profoundly affect global economies and markets. Whether or not the fund invests in securities of issuers located in Europe or with significant exposure to European issuers or countries, these events could negatively affect the value and liquidity of the fund's investments due to the interconnected nature of the global economy and capital markets.

CURRENCY RISKS. The value of the securities quoted or denominated in foreign currencies may be adversely affected by fluctuations in the relative currency exchange rates and by exchange control regulations. The fund's investment performance may be negatively affected by a devaluation of a currency in which the fund's investments are quoted or denominated. Further, the fund's investment performance may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities quoted or denominated in another currency will increase or decrease in response to changes in the value of such currency in relation to the U.S. dollar.

CUSTODIAN SERVICES AND RELATED INVESTMENT COSTS. Custodial services and other costs relating to investment in international securities markets generally are more expensive than in the U.S. Such markets have settlement and clearance procedures that differ from those in the U.S. In certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. The inability of the fund to make intended securities purchases due to settlement problems could cause the fund to miss attractive investment opportunities. Inability to dispose of a portfolio security caused by settlement problems could result either in losses to the fund due to a subsequent decline in value of the portfolio security or could result in possible liability to the fund. In addition, security settlement and clearance procedures in some emerging countries may not fully protect the fund against loss or theft of its assets.

WITHHOLDING AND OTHER TAXES. The fund may be subject to taxes, including withholding taxes, on income (possibly including, in some cases, capital gains) that are or may be imposed by certain countries with respect to the fund's investments in such countries. These taxes may reduce the return achieved by the fund. Treaties between the U.S. and such countries may not be available to reduce the otherwise applicable tax rates.


INVESTMENTS IN DEPOSITARY RECEIPTS
The fund may hold securities of non-U.S. issuers in the form of ADRs, EDRs, GDRs and other similar instruments. Generally, ADRs in registered form are designed for use in U.S. securities markets, and EDRs and GDRs and other similar global instruments in bearer form are designed for use in non-U.S. securities markets.

ADRs are denominated in U.S. dollars and represent an interest in the right to receive securities of non-U.S. issuers deposited in a U.S. bank or correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of non-U.S. issuers. However, by investing in ADRs rather than directly in equity securities of non-U.S. issuers, the fund will avoid currency risks during the settlement period for either purchases or sales. EDRs and GDRs are not necessarily denominated in the same currency as the underlying securities which they represent.

For purposes of the fund's investment policies, investments in ADRs, EDRs, GDRs and similar instruments will be deemed to be investments in the underlying equity securities of non-U.S. issuers. The fund may acquire depositary receipts from banks that do not have a contractual relationship with the issuer of the security underlying the depositary receipt to issue and secure such depositary receipt. To the extent the fund invests in such unsponsored depositary receipts there may be an increased possibility that the fund may not become aware of events affecting the underlying security and thus the value of the related depositary receipt. In addition, voting rights or other shareholder rights or benefits (i.e., rights offerings) which may be associated with the security underlying the depositary receipt may not inure to the benefit of the holder of such depositary receipt. The prices of unsponsored depositary receipts may be more volatile than if such instruments were sponsored by the issuer. Unsponsored depositary receipts may involve higher expenses and may be less liquid.

FOREIGN CURRENCY TRANSACTIONS
The fund may engage in foreign currency transactions. These transactions may be conducted at the prevailing spot rate for purchasing or selling currency in the foreign exchange market. The fund also may enter into forward foreign currency exchange contracts, which are contractual agreements to purchase or sell a specified currency at a specified future date and price set at the time of the contract.

The fund may enter into forward foreign currency exchange contracts involving currencies of the different countries in which the fund invests as a hedge against possible variations in the foreign exchange rates between these currencies and the U.S. dollar. Transaction hedging is the purchase or sale of forward foreign currency contracts with respect to specific receivables or payables of the fund, accrued in connection with the purchase and sale of its portfolio securities quoted in foreign currencies. Portfolio hedging is the use of forward foreign currency contracts to offset portfolio security positions denominated or quoted in such foreign currencies. There is no guarantee that the fund will be engaged in hedging activities when adverse exchange rate movements occur or that its hedging activities will be successful. The fund will not attempt to hedge all of its foreign portfolio positions and will enter into such transactions only to the extent, if any, deemed appropriate by Amundi Pioneer.

Hedging against a decline in the value of a currency does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. Such transactions also limit the opportunity for gain if the value of the hedged currency should rise. Moreover, it may not be possible for the fund to hedge against a devaluation that is so generally anticipated that the fund is not able to contract to sell the currency at a price above the devaluation level it anticipates.

The fund may also engage in cross-hedging by using forward contracts in one currency to hedge against fluctuations in the value of securities denominated in a different currency, if Amundi Pioneer determines that there is a pattern of correlation between the two currencies. Cross-hedging may also include entering into a forward transaction involving two foreign currencies, using one foreign currency as a proxy for the U.S. dollar to hedge against variations in the other foreign currency.

The fund may use forward currency exchange contracts to reduce or gain exposure to a currency. To the extent the fund gains exposure to a currency through these instruments, the resulting exposure may exceed the value of securities denominated in that currency held by the fund. For example, where the fund's security selection has resulted in an overweight or underweight exposure to a particular currency relative to the fund's benchmark, the fund may seek to adjust currency exposure using forward currency exchange contracts.

The cost to the fund of engaging in foreign currency transactions varies with such factors as the currency involved, the size of the contract, the length of the contract period, differences in interest rates between the two currencies and the market conditions then prevailing. Since transactions in foreign currency and forward contracts are usually conducted on a principal basis, no fees or commissions are involved. The fund may close out a forward position in a currency by selling the forward contract or by entering into an offsetting forward contract.

The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date on which the contract is entered into and the date it matures. Using forward contracts to protect the value of the portfolio securities against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange which the fund can achieve at some future point in time. The precise projection of currency market movements is not possible, and short-term hedging provides a means of fixing the U.S. dollar value of only a portion of the fund's foreign assets.

While the fund may benefit from foreign currency transactions, unanticipated changes in currency prices may result in a poorer overall performance for the fund than if it had not engaged in any such transactions. Moreover, there may be imperfect correlation between the portfolio holdings of securities quoted or denominated in a particular currency and forward contracts entered into by the fund. Such imperfect correlation may cause the fund to sustain losses which will prevent the fund from achieving a complete hedge or expose the fund to risk of foreign exchange loss.

Over-the-counter markets for trading foreign forward currency contracts offer less protection against defaults than is available when trading in currency instruments on an exchange. Since a forward foreign currency exchange contract is not guaranteed by an exchange or clearinghouse, a default on the contract would deprive the fund of unrealized profits or force the fund to cover its commitments for purchase or resale, if any, at the current market price.

If the fund enters into a forward contract to purchase foreign currency, the custodian or Amundi Pioneer will segregate liquid assets. See "Asset Segregation."


OPTIONS ON FOREIGN CURRENCIES
The fund may purchase options on foreign currencies for hedging purposes in a manner similar to that of transactions in forward contracts. For example, a decline in the dollar value of a foreign currency in which portfolio securities are quoted or denominated will reduce the dollar value of such securities, even if their value in the foreign currency remains constant. In an attempt to protect against such decreases in the value of portfolio securities, the fund may purchase put options on the foreign currency. If the value of the currency declines, the fund will have the right to sell such currency for a fixed amount of dollars which exceeds the market value of such currency. This would result in a gain that may offset, in whole or in part, the negative effect of currency depreciation on the value of the fund's securities quoted or denominated in that currency.

Conversely, if a rise in the dollar value of a currency is projected for those securities to be acquired, thereby increasing the cost of such securities, the fund may purchase call options on such currency. If the value of such currency increases, the purchase of such call options would enable the fund to purchase currency for a fixed amount of dollars which is less than the market value of such currency. Such a purchase would result in a gain that may offset, at least partially, the effect of any currency-related increase in the price of securities the fund intends to acquire. As in the case of other types of options transactions, however, the benefit the fund derives from purchasing foreign currency options will be reduced by the amount of the premium and related transaction costs. In addition, if currency exchange rates do not move in the direction or to the extent anticipated, the fund could sustain losses on transactions in foreign currency options which would deprive it of a portion or all of the benefits of advantageous changes in such rates.

The fund may also write options on foreign currencies for hedging purposes. For example, if the fund anticipated a decline in the dollar value of securities quoted or denominated in a foreign currency because of declining exchange rates, it could, instead of purchasing a put option, write a covered call option on the relevant currency. If the expected decline occurs, the option will most likely not be exercised, and the decrease in value of portfolio securities will be partially offset by the amount of the premium received by the fund.

Similarly, the fund could write a put option on the relevant currency, instead of purchasing a call option, to hedge against an anticipated increase in the dollar cost of securities to be acquired. If exchange rates move in the manner projected, the put option will expire unexercised and allow the fund to offset such increased cost up to the amount of the premium. However, as in the case of other types of options transactions, the writing of a foreign currency option will constitute only a partial hedge up to the amount of the premium, and only if rates move in the expected direction. If unanticipated exchange rate fluctuations occur, the option may be exercised and the fund would be required to purchase or sell the underlying currency at a loss, which may not be fully offset by the amount of the premium. As a result of writing options on foreign currencies, the fund also may be required to forgo all or a portion of the benefits which might otherwise have been obtained from favorable movements in currency exchange rates.

A call option written on foreign currency by the fund is "covered" if the fund owns the underlying foreign currency subject to the call, or if it has an absolute and immediate right to acquire that foreign currency without additional cash consideration. A call option is also covered if the fund holds a call on the same foreign currency for the same principal amount as the call written where the exercise price of the call held is (a) equal to or less than the exercise price of the call written or (b) greater than the exercise price of the call written if the amount of the difference is maintained by the fund in cash or liquid securities. See "Asset Segregation."

The fund may close out its position in a currency option by either selling the option it has purchased or entering into an offsetting option. An exchange-traded options position may be closed out only on an options exchange which provides a secondary market for an option of the same series. Although the fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option, or at any particular time. For some options no secondary market on an exchange may exist. In such event, it might not be possible to effect closing transactions in particular options, with the result that the fund would have to exercise its options in order to realize any profit and would incur transaction costs upon the sale of underlying currencies pursuant to the exercise of put options. If the fund as a covered call option writer is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying currency (or security quoted or denominated in that currency) until the option expires or it delivers the underlying currency upon exercise.

The fund may also use options on currencies to cross-hedge, which involves writing or purchasing options on one currency to hedge against changes in exchange rates of a different currency with a pattern of correlation. Cross-hedging may also include using a foreign currency as a proxy for the U.S. dollar, if Amundi Pioneer determines that there is a pattern of correlation between that currency and the U.S. dollar.

The fund may purchase and write over-the-counter options. Trading in over-the-counter options is subject to the risk that the other party will be unable or unwilling to close out options purchased or written by the fund.


NATURAL DISASTERS
Certain areas of the world, including areas within the United States, historically have been prone to natural disasters, such as hurricanes, earthquakes, typhoons, flooding, tidal waves, tsunamis, erupting volcanoes, wildfires or droughts. Such disasters, and the resulting damage, could have a significant adverse impact on the economies of those areas and on the ability of issuers in which the fund invests to conduct their businesses, and thus on the investments made by the fund in such geographic areas and/or issuers. Adverse weather conditions could have a significant adverse impact on issuers in the agricultural sector and on insurance companies that insure against the impact of natural disasters.


CYBERSECURITY ISSUES
With the increased use of technologies such as the Internet to conduct business, the fund is susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks include, but are not limited to, attempts to gain unauthorized access to digital systems (e.g., through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, denying access, or causing other operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). The fund's service providers regularly experience such attempts, and expect they will continue to do so. The fund is unable to predict how any such attempt, if successful, may affect the fund and its shareholders. While the fund's adviser has established business continuity plans in the event of, and risk management systems to prevent, limit or mitigate, such cyber attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the fund cannot control the cybersecurity plans and systems put in place by service providers to the fund such as Brown Brothers Harriman, the fund's custodian and accounting agent, and DST Asset Manager

Solutions, Inc., the fund's transfer agent. In addition, many beneficial owners of fund shares hold them through accounts at broker-dealers, retirement platforms and other financial market participants over which neither the fund nor Amundi Pioneer exercises control. Each of these may in turn rely on service providers to them, which are also subject to the risk of cyber attacks. Cybersecurity failures or breaches at Amundi Pioneer or the fund's service providers or intermediaries have the ability to cause disruptions and impact business operations potentially resulting in financial losses, interference with the fund's ability to calculate its NAV, impediments to trading, the inability of fund shareholders to effect share purchases or redemptions or receive distributions, loss of or unauthorized access to private shareholder information and violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, or additional compliance costs. Such costs and losses may not be covered under any insurance. In addition, maintaining vigilance against cyber attacks may involve substantial costs over time, and system enhancements may themselves be subject to cyber attacks.


INVESTMENT COMPANY SECURITIES AND REAL ESTATE INVESTMENT TRUSTS


OTHER INVESTMENT COMPANIES
The fund may invest in the securities of other investment companies to the extent that such investments are consistent with the fund's investment objective and policies and permissible under the Investment Company Act of 1940, as amended (the "1940 Act") and the rules thereunder. Investing in other investment companies subjects the fund to the risks of investing in the underlying securities held by those investment companies. The fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies' expenses, including advisory fees. These expenses are in addition to the direct expenses of the fund's own operations.


EXCHANGE TRADED FUNDS
The fund may invest in exchange traded funds ("ETFs"). ETFs, such as SPDRs, iShares and various country index funds, are funds whose shares are traded on a national exchange or the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"). ETFs may be based on underlying equity or fixed income securities. SPDRs, for example, seek to provide investment results that generally correspond to the performance of the component common stocks of the Standard & Poor's 500 Stock Index (the "S&P 500"). ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as "creation units." The investor purchasing a creation unit then sells the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. There can be no assurance that an ETF's investment objective will be achieved. ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index. ETFs are subject to the risks of investing in the underlying securities. The fund, as a holder of the securities of the ETF, will bear its pro rata portion of the ETF's expenses, including advisory fees. These expenses are in addition to the direct expenses of the fund's own operations. Many ETFs have received exemptive orders issued by the Securities and Exchange Commission that would permit the fund to invest in those ETFs beyond the limitations applicable to other investment companies, subject to certain terms and conditions. Some ETFs are not structured as investment companies and thus are not regulated under the 1940 Act.

Certain ETFs, including leveraged ETFs and inverse ETFs, may have embedded leverage. Leveraged ETFs seek to multiply the return of the tracked index (e.g., twice the return) by using various forms of derivative transactions. Inverse ETFs seek to negatively correlate with the performance of a particular index by using various forms of derivative transactions, including by short-selling the underlying index. An investment in an inverse ETF will decrease in value when the value of the underlying index rises. By investing in leveraged ETFs or inverse ETFs, the fund can commit fewer assets to the investment in the securities represented on the index than would otherwise be required.

Leveraged ETFs and inverse ETFs present all of the risks that regular ETFs present. In addition, leveraged ETFs and inverse ETFs determine their return over a specific, pre-set time period, typically daily, and, as a result, there is no guarantee that the ETF's actual long term returns will be equal to the daily return that the fund seeks to achieve. For example, on a long-term basis (e.g., a period of 6 months or a year), the return of a leveraged ETF may in fact be considerably less than two times the long-term return of the tracked index. Furthermore, because leveraged ETFs and inverse ETFs achieve their results by using derivative instruments, they are subject to the risks associated with derivative transactions, including the risk that the value of the derivatives may rise or fall more rapidly than other investments, thereby causing the ETF to lose money and, consequently, the value of the fund's investment to decrease. Investing in derivative instruments also involves the risk that other parties to the derivative contract may fail to meet their obligations, which could cause losses to the ETF. Short sales in particular are subject to the risk that, if the price of the security sold short increases, the inverse ETF may have to cover its short position at a higher price than the short sale price, resulting in a loss to the inverse ETF and, indirectly, to the fund. An ETF's use of these techniques will make the fund's investment in the ETF more volatile than if the fund were to invest directly in the securities underlying the tracked index, or in an ETF that does not use leverage or derivative instruments. However, by investing in a leveraged ETF or an inverse ETF rather than directly purchasing and/or selling derivative instruments, the fund will limit its potential loss solely to the amount actually invested in the ETF (that is, the fund will not lose more than the principal amount invested in the ETF).


DERIVATIVE INSTRUMENTS


DERIVATIVES
The fund may, but is not required to, use futures and options on securities, indices and currencies, forward foreign currency exchange contracts and other derivatives. A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. The fund may use derivatives for a variety of purposes, including: in an attempt to hedge against adverse changes in the market prices of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the fund's return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics (for example, for funds investing in securities denominated in non-U.S. currencies, a portfolio's currency exposure, or, for funds investing in fixed income securities, a portfolio's duration or credit quality); and as a cash flow management technique. The fund may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations.

Using derivatives exposes the fund to additional risks and may increase the volatility of the fund's net asset value and may not provide the expected result. Derivatives may have a leveraging effect on the portfolio. Leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value in a larger pool of assets than the fund would otherwise have had. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gain. If changes in a derivative's value do not correspond to changes in the value of the fund's other investments or do not correlate well with the underlying assets, rate or index, the fund may not fully benefit from, or could lose money on, or could experience unusually high expenses as a result of, the derivative position. Derivatives involve the risk of loss if the counterparty defaults on its obligation. Certain derivatives may be less liquid, which may reduce the returns of the fund if it cannot sell or terminate the derivative at an advantageous time or price. The fund also may have to sell assets at inopportune times to satisfy its obligations. The fund may not be able to purchase or sell a portfolio security at a time that would otherwise be favorable for it to do so, or may have to sell a portfolio security at a disadvantageous time or price to maintain cover or to segregate securities in connection with its use of derivatives. Some derivatives may involve the risk of improper valuation. Suitable derivatives may not be available in all circumstances or at reasonable prices and may not be used by the fund for a variety of reasons.

Financial reform laws enacted after the financial crisis of 2008-2009, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), are changing many aspects of financial regulation applicable to derivatives. For instance, Dodd-Frank calls for the comprehensive regulation of swaps by the Commodity Futures Trading Commission (the "CFTC") and the Securities and Exchange Commission (the "SEC"). The CFTC and the SEC are in the process of adopting and implementing new regulations applicable to these instruments, including rules with respect to recordkeeping, reporting, business conduct, relationship documentation, margin, collateral, clearing, and trade execution requirements. In addition, Dodd-Frank requires the registration of certain parties that deal or engage in substantial trading, execution or advisory activities in the markets for swaps. The extent and impact of these regulations are not yet fully known and may not be known for some time.

The fund's use of derivatives may be affected by other applicable laws and regulations and may be subject to review by the SEC, the CFTC, exchange and market authorities and other regulators in the United States and abroad. The fund's ability to use derivatives may be limited by tax considerations.

Certain derivatives transactions, including certain options, swaps, forward contracts, and certain options on foreign currencies, are entered into directly by the counterparties or through financial institutions acting as market makers (OTC derivatives), rather than being traded on exchanges or in markets registered with the CFTC or the SEC. Many of the protections afforded to exchange participants will not be available to participants in OTC derivatives transactions. For example, OTC derivatives transactions are not subject to the guarantee of an exchange, and only OTC derivatives that are either required to be cleared or submitted voluntarily for clearing to a clearinghouse will enjoy all of the protections that central clearing provides against default by the original counterparty to the trade. In an OTC derivatives transaction that is not cleared, the fund bears the risk of default by its counterparty. In a cleared derivatives transaction, the fund is instead exposed to the risk of default of the clearinghouse and, to the extent the fund has posted any margin, the risk of default of the broker through which it has entered into the transaction. Information available on counterparty creditworthiness may be incomplete or outdated, thus reducing the ability to anticipate counterparty defaults.

Derivatives involve operational risk. There may be incomplete or erroneous documentation or inadequate collateral or margin, or transactions may fail to settle. For derivatives not guaranteed by an exchange or clearinghouse, the fund may have only contractual remedies in the event of a counterparty default, and there may be delays, costs, or disagreements as to the meaning of contractual terms and litigation in enforcing those remedies.

Swap contracts that are required to be cleared must be traded on a regulated execution facility or contract market that makes them available for trading. The establishment of a centralized exchange or market for swap transactions may disrupt or limit the swap market and may not result in swaps being easier to trade or value. Market-traded swaps may become more standardized, and the fund may not be able to enter into swaps that meet its investment needs. The fund also may not be able to find a clearinghouse willing to accept the swaps for clearing. The new regulations may make using swaps more costly, may limit their availability, or may otherwise adversely affect their value or performance. Risks associated with the use of derivatives are magnified to the extent that a large portion of the fund's assets are committed to derivatives in general or are invested in just one or a few types of derivatives.


OPTIONS ON SECURITIES AND SECURITIES INDICES
The fund may purchase and write put and call options on any security in which it may invest or options on any securities index based on securities in which it may invest. The fund may also be able to enter into closing sale transactions in order to realize gains or minimize losses on options it has purchased.

WRITING CALL AND PUT OPTIONS ON SECURITIES. A call option written by the fund obligates the fund to sell specified securities to the holder of the option at a specified price if the option is exercised at any time before the expiration date. The exercise price may differ from the market price of an underlying security. The fund has the risk of loss that the price of an underlying security may decline during the call period. The risk may be offset to some extent by the premium the fund receives. If the value of the investment does not rise above the call price, it's likely that the call will lapse without being exercised. In that case, the fund would keep the cash premium and the investment. All call options written by the fund are covered, which means that the fund will own the securities subject to the options as long as the options are outstanding, or the fund will use the other methods described below. The fund's purpose in writing covered call options is to realize greater income than would be realized on portfolio securities transactions alone. However, the fund may forgo the opportunity to profit from an increase in the market price of the underlying security.

A put option written by the fund would obligate the fund to purchase specified securities from the option holder at a specified price if the option is exercised at any time before the expiration date. The fund has no control over when it may be required to purchase the underlying securities. All put options written by the fund would be covered, which means that the fund would have segregated assets with a value at least equal to the exercise price of the put option. The purpose of writing such options is to generate additional income for the fund. However, in return for the option premium, the fund accepts the risk that it may be required to purchase the underlying security at a price in excess of its market value at the time of purchase.

Call and put options written by the fund will also be considered to be covered to the extent that the fund's liabilities under such options are wholly or partially offset by its rights under call and put options purchased by the fund. In addition, a written call option or put may be covered by entering into an offsetting forward contract and/or by purchasing an offsetting option or any other option which, by virtue of its exercise price or otherwise, reduces the fund's net exposure on its written option position.

WRITING CALL AND PUT OPTIONS ON SECURITIES INDICES. The fund may also write
(sell) covered call and put options on any securities index composed of securities in which it may invest. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segments of the securities market rather than price fluctuations in a single security.

The fund may cover call options on a securities index by owning securities whose price changes are expected to be similar to those of the underlying index, or by having an absolute and immediate right to acquire such securities without additional cash consideration (or for additional consideration if cash in such amount is segregated) upon conversion or exchange of other securities in its portfolio. The fund may cover call and put options on a securities index by segregating assets with a value equal to the exercise price.

Index options are subject to the timing risk inherent in writing index options. When an index option is exercised, the amount of cash that the holder is entitled to receive is determined by the difference between the exercise price and the closing index level on the date when the option is exercised. If a fund has purchased an index option and exercises it before the closing index value for that day is available, it runs the risk that the level of the underlying index may subsequently change. If such a change causes the exercised option to fall "out-of-the-money," the fund will be required to pay cash in an amount of the difference between the closing index value and the exercise price of the option.

PURCHASING CALL AND PUT OPTIONS. The fund would normally purchase call options in anticipation of an increase in the market value of securities of the type in which it may invest. The purchase of a call option would entitle the fund, in return for the premium paid, to purchase specified securities at a specified price during the option period. The fund would ordinarily realize a gain if, during the option period, the value of such securities exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the fund would realize either no gain or a loss on the purchase of the call option.

The fund would normally purchase put options in anticipation of a decline in the market value of securities in its portfolio ("protective puts") or in securities in which it may invest. The purchase of a put option would entitle the fund, in exchange for the premium paid, to sell specified securities at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of the fund's securities. Put options may also be purchased by the fund for the purpose of affirmatively benefiting from a decline in the price of securities which it does not own. The fund would ordinarily realize a gain if, during the option period, the value of the underlying securities decreased below the exercise price sufficiently to more than cover the premium and transaction costs; otherwise the fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of protective put options would tend to be offset by countervailing changes in the value of the underlying portfolio securities.

The fund may terminate its obligations under an exchange-traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as "closing purchase transactions."

RISKS OF TRADING OPTIONS. There is no assurance that a liquid secondary market on an options exchange will exist for any particular exchange-traded option, or at any particular time. If the fund is unable to effect a closing purchase transaction with respect to covered options it has written, the fund will not be able to sell the underlying securities or dispose of its segregated assets until the options expire or are exercised. Similarly, if the fund is unable to effect a closing sale transaction with respect to options it has purchased, it will have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities.

Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options;
(ii) restrictions may be imposed by an exchange on opening or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation (the "OCC") may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although it is expected that outstanding options on that exchange, if any, that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

The fund may purchase and sell both options that are traded on U.S. and non-U.S. exchanges and options traded over-the-counter with broker-dealers who make markets in these options. The ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. Until such time as the staff of the SEC changes its position, the fund will treat purchased over-the-counter options and all assets used to cover written over-the-counter options as illiquid securities, except that with respect to options written with primary dealers in U.S. government securities pursuant to an agreement requiring a closing purchase transaction at a formula price, the amount of illiquid securities may be calculated with reference to the formula.

Transactions by the fund in options on securities and indices will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities governing the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert. Thus, the number of options which the fund may write or purchase may be affected by options written or purchased by other investment advisory clients of Amundi Pioneer. An exchange, board of trade or other trading facility may order the liquidations of positions found to be in excess of these limits, and it may impose certain other sanctions.

The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of protective puts for hedging purposes depends in part on the ability of Amundi Pioneer to predict future price fluctuations and the degree of correlation between the options and securities markets.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price movements can take place in the underlying markets that cannot be reflected in the options markets.

In addition to the risks of imperfect correlation between the portfolio and the index underlying the option, the purchase of securities index options involves the risk that the premium and transaction costs paid by the fund in purchasing an option will be lost. This could occur as a result of unanticipated movements in the price of the securities comprising the securities index on which the option is based.


FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS
The fund may purchase and sell various kinds of futures contracts, and purchase and write (sell) call and put options on any of such futures contracts. The fund may enter into closing purchase and sale transactions with respect to any futures contracts and options on futures contracts. The futures contracts may be based on various securities (such as U.S. government securities), securities indices, foreign currencies and other financial instruments and indices. The fund may invest in futures contracts based on the Chicago Board of Exchange Volatility Index ("VIX Futures"). The VIX is an index of market sentiment derived from the S&P 500 option prices, and is designed to reflect investors' consensus view of expected stock market volatility over future periods. The fund may invest in futures and options based on credit derivative contracts on baskets or indices of securities, such as CDX. An interest rate futures contract provides for the future sale by one party and the purchase by the other party of a specified amount of a particular financial instrument (debt security) at a specified price, date, time and place. The fund will engage in futures and related options transactions for bona fide hedging and non-hedging purposes as described below. Futures contracts are traded in the U.S. on exchanges or boards of trade that are licensed and regulated by the CFTC.

FUTURES CONTRACTS. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

When interest rates are rising or securities prices are falling, the fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When interest rates are falling or securities prices are rising, the fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases. Similarly, the fund can sell futures contracts on a specified currency to protect against a decline in the value of such currency and a decline in the value of its portfolio securities which are denominated in such currency. The fund can purchase futures contracts on a foreign currency to establish the price in U.S. dollars of a security denominated in such currency that the fund has acquired or expects to acquire.

Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities or currency will usually be liquidated in this manner, the fund may instead make, or take, delivery of the underlying securities or currency whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures on securities or currency are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

HEDGING STRATEGIES. Hedging, by use of futures contracts, seeks to establish with more certainty the effective price, rate of return and currency exchange rate on portfolio securities and securities that the fund owns or proposes to acquire. The fund may, for example, take a "short" position in the futures market by selling futures contracts in order to hedge against an anticipated rise in interest rates or a decline in market prices or foreign currency rates that would adversely affect the value of the fund's securities. Such futures contracts may include contracts for the future delivery of securities held by the fund or securities with characteristics similar to those of the fund's securities. Similarly, the fund may sell futures contracts in a foreign currency in which its portfolio securities are denominated or in one currency to hedge against fluctuations in the value of securities denominated in a different currency if there is an established historical pattern of correlation between the two currencies. If, in the opinion of Amundi Pioneer, there is a sufficient degree of correlation between price trends for the fund's securities and futures contracts based on other financial instruments, securities indices or other indices, the fund may also enter into such futures contracts as part of its hedging strategies. Although under some circumstances prices of securities in the portfolio may be more or less volatile than prices of such futures contracts, Amundi Pioneer will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any such differential by having the fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting the fund's securities. When hedging of this character is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of the portfolio securities would be substantially offset by a decline in the value of the futures position.

On other occasions, the fund may take a "long" position by purchasing futures contracts. This may be done, for example, when the fund anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices or currency exchange rates then available in the applicable market to be less favorable than prices or rates that are currently available.

OPTIONS ON FUTURES CONTRACTS. The acquisition of put and call options on futures contracts will give the fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the fund obtains the benefit of the futures position if prices move in a favorable direction, but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of the fund's assets. By writing a call option, the fund becomes obligated, in exchange for the premium, to sell a futures contract (if the option is exercised), which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that the fund intends to purchase. However, the fund becomes obligated to purchase a futures contract (if the option is exercised) which may have a value lower than the exercise price. Thus, the loss incurred by the fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received. The fund will incur transaction costs in connection with the writing of options on futures.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option on the same series. There is no guarantee that such closing transactions can be effected. The fund's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

OTHER CONSIDERATIONS REGARDING FUTURES CONTRACTS. The fund will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Code for maintaining its qualification as a regulated investment company for U.S. federal income tax purposes.

Futures contracts and related options involve brokerage costs, require margin deposits and, in the case of contracts and options obligating the fund to purchase securities or currencies, require the fund to segregate assets to cover such contracts and options.

While transactions in futures contracts and options on futures may reduce certain risks, such transactions themselves entail certain other risks. Thus, while the fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the fund than if it had not entered into any futures contracts or options transactions. When futures contracts and options are used for hedging purposes, perfect correlation between the fund's futures positions and portfolio positions may be impossible to achieve, particularly where futures contracts based on individual securities are currently not available. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the fund may be exposed to risk of loss. It is not possible to hedge fully or perfectly against the effect of currency fluctuations on the value of non-U.S. securities because currency movements impact the value of different securities in differing degrees.

If the fund were unable to liquidate a futures contract or an option on a futures position due to the absence of a liquid secondary market, the imposition of price limits or otherwise, it could incur substantial losses. The fund would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, the fund would continue to be required to make daily variation margin payments and might be required to maintain the position being hedged by the future or option or to maintain cash or securities in a segregated account.


INTEREST RATE SWAPS, COLLARS, CAPS AND FLOORS
In order to hedge the value of the portfolio against interest rate fluctuations or to enhance the fund's income, the fund may, but is not required to, enter into various interest rate transactions such as interest rate swaps and the purchase or sale of interest rate caps and floors. To the extent that the fund enters into these transactions, the fund expects to do so primarily to preserve a return or spread on a particular investment or portion of its portfolio or to protect against any increase in the price of securities the fund anticipates purchasing at a later date. The fund intends to use these transactions primarily as a hedge and not as a speculative investment. However, the fund also may invest in interest rate swaps to enhance income or to increase the fund's yield, for example, during periods of steep interest rate yield curves (i.e., wide differences between short-term and long-term interest rates). The fund is not required to hedge its portfolio and may choose not to do so. The fund cannot guarantee that any hedging strategies it uses will work.

In an interest rate swap, the fund exchanges with another party their respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments). For example, if the fund holds a debt instrument with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. This would enable the fund to offset a decline in the value of the debt instrument due to rising interest rates but would also limit its ability to benefit from falling interest rates. Conversely, if the fund holds a debt instrument with an interest rate that is reset every week and it would like to lock in what it believes to be a high interest rate for one year, it may swap the right to receive interest at this variable weekly rate for the right to receive interest at a rate that is fixed for one year. Such a swap would protect the fund from a reduction in yield due to falling interest rates and may permit the fund to enhance its income through the positive differential between one week and one year interest rates, but would preclude it from taking full advantage of rising interest rates.

The fund usually will enter into interest rate swaps on a net basis (i.e., the two payment streams are netted out with the fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the fund's obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis, and an amount of cash or liquid instruments having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the fund's custodian. If the interest rate swap transaction is entered into on other than a net basis, the full amount of the fund's obligations will be accrued on a daily basis, and the full amount of the fund's obligations will be maintained in a segregated account by the fund's custodian.

The fund also may engage in interest rate transactions in the form of purchasing or selling interest rate caps or floors. The fund will not sell interest rate caps or floors that it does not own. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest equal to the difference of the index and the predetermined rate on a notional principal amount (i.e., the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The fund will not enter into caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the fund.

Typically, the parties with which the fund will enter into interest rate transactions will be broker-dealers and other financial institutions. The fund will not enter into any interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims-paying ability of the other party thereto is rated investment grade quality by at least one nationally recognized statistical rating organization at the time of entering into such transaction or whose creditworthiness is believed by the fund's adviser to be equivalent to such rating. If there is a default by the other party to such a transaction, the fund will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. Caps and floors are less liquid than swaps. Certain federal income tax requirements may limit the fund's ability to engage in interest rate swaps.


FOREIGN CURRENCY SWAPS
Foreign currency swaps involve the exchange by the lenders, including the Fund, with another party (the "counterparty") of the right to receive the currency in which the loans are denominated for the right to receive U.S. dollars. The fund will enter into a foreign currency swap only if the outstanding debt obligations of the counterparty are rated investment grade quality by at least one nationally recognized statistical rating organization at the time of entering into such transaction or whose creditworthiness is believed by the fund's adviser to be equivalent to such rating. The amounts of U.S. dollar payments to be received by the fund and the foreign currency payments to be received by the counterparty are fixed at the time the swap arrangement is entered into. Accordingly, the swap protects the fund from the fluctuations in exchange rates and locks in the right to receive payments under the loan in a predetermined amount of U.S. dollars. If there is a default by the counterparty, the fund will have contractual remedies pursuant to the swap agreement; however, the U.S. dollar value of the fund's right to receive foreign currency payments under the obligation will be subject to fluctuations in the applicable exchange rate to the extent that a replacement swap arrangement is unavailable or the fund is unable to recover damages from the defaulting counterparty.


CROSS CURRENCY INTEREST RATE SWAP AGREEMENTS
Cross currency interest rate swap agreements combine features of currency swap agreements and interest rate swap agreements. The cross currency interest rate swaps in which the fund may enter generally will involve both the exchange of currency and the payment of interest streams with reference to one currency based on a specified index in exchange for receiving interest streams with reference to the other currency. Such swaps may involve initial and final exchanges that correspond to the agreed upon transaction amount. For example, the payment stream on a specified amount of euro based on a European market floating rate might be exchanged for a U.S. oriented floating rate on the same principal amount converted into U.S. dollars.


FINANCIAL FUTURES AND OPTIONS TRANSACTIONS
Amundi Pioneer has claimed an exclusion from registration as a "commodity pool operator" with respect to the fund under the Commodity Exchange Act (the "CEA"), and, therefore, Amundi Pioneer will not, with respect to its management of the fund, be subject to registration or regulation as a commodity pool operator.

Under this exemption, the fund will remain limited in its ability to trade instruments subject to the jurisdiction of the CFTC, including commodity futures (which include futures on broad-based securities indexes and interest rate futures), options on commodity futures and swaps. This limitation also applies with respect to any indirect exposure that the fund may have to these instruments through investments in other funds.

Amundi Pioneer may have to rely on representations from the underlying fund's manager about the amount (or maximum permitted amount) of investment exposure that the underlying fund has to instruments such as commodity futures, options on commodity futures and swaps.

Under this exemption, the fund must satisfy one of the following two trading limitations at all times: (1) the aggregate initial margin and premiums required to establish the fund's positions in commodity futures, options on commodity futures, swaps and other CFTC-regulated instruments may not exceed 5% of the liquidation value of the fund's portfolio (after accounting for unrealized profits and unrealized losses on any such investments); or (2) the aggregate net notional value of such instruments, determined at the time the most recent position was established, may not exceed 100% of the liquidation value of the fund's portfolio (after accounting for unrealized profits and unrealized losses on any such positions). The fund would not be required to consider its exposure to such instruments if they were held for "bona fide hedging" purposes, as such term is defined in the rules of the CFTC. In addition to meeting one of the foregoing trading limitations, the fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the markets for CFTC-regulated instruments.


CREDIT DEFAULT SWAP AGREEMENTS
The fund may enter into credit default swap agreements. The "buyer" in a credit default contract is obligated to pay the "seller" a periodic stream of payments over the term of the contract provided that no specified events of default, or "credit events," on an underlying reference obligation have occurred. If such a credit event occurs, the seller must pay the buyer the "par value" (full notional value) of the reference obligation in exchange for the reference obligation, or must make a cash settlement payment. The fund may be either the buyer or seller in the transaction. If the fund is a buyer and no credit event occurs, the fund will receive no return on the stream of payments made to the seller. However, if a credit event occurs, the fund, as the buyer, receives the full notional value for a reference obligation that may have little or no value. As a seller, the fund receives a fixed rate of income throughout the term of the contract, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, the fund, as the seller, must pay the buyer the full notional value of the reference obligation. The fund, as the seller, would be entitled to receive the reference obligation. Alternatively, the fund may be required to make a cash settlement payment, where the reference obligation is received by the fund as seller. The value of the reference obligation, coupled with the periodic payments previously received, would likely be less than the full notional value the fund pays to the buyer, resulting in a loss of value to the fund as seller. When the fund acts as a seller of a credit default swap agreement it is exposed to the risks of a leveraged transaction. Credit default swaps may involve greater risks than if the fund had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk. The fund will enter into swap agreements only with counterparties who are rated investment grade quality by at least one nationally recognized statistical rating organization at the time of entering into such transaction or whose creditworthiness is believed to be equivalent to such rating.

Recent legislation will require most swaps to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse. The swap market could be disrupted or limited as a result of this legislation, which could adversely affect the fund. Moreover, the establishment of a centralized exchange or market for swap transactions may not result in swaps being easier to trade or value.

The fund may also invest in credit derivative contracts on baskets or indices of securities, such as CDX. A CDX can be used to hedge credit risk or to take a position on a basket of credit entities or indices. The individual credits underlying credit default swap indices may be rated investment grade or non-investment grade. These instruments are designed to track representative segments of the credit default swap market such as investment grade, below investment grade and emerging markets. A CDX index tranche provides access to customized risk, exposing each investor to losses at different levels of subordination. The lowest part of the capital structure is called the "equity tranche" as it has exposure to the first losses experienced in the basket. The mezzanine and senior tranches are higher in the capital structure but can also be exposed to loss in value. Investments are subject to liquidity risks as well as other risks associated with investments in credit default swaps.


CREDIT-LINKED NOTES
The fund may invest in credit-linked notes ("CLNs"), which are derivative instruments. A CLN is a synthetic obligation between two or more parties where the payment of principal and/or interest is based on the performance of some obligation (a reference obligation). In addition to credit risk of the reference obligations and interest rate risk, the buyer/seller of the CLN is subject to counterparty risk.


TOTAL RETURN SWAPS, CAPS, FLOORS AND COLLARS
The fund may enter into total return swaps, caps, floors and collars to hedge assets or liabilities or to seek to increase total return. Total return swaps involve the exchange by a fund with another party of their respective commitments to make or receive payments based on the change in market value of a specified security, basket of securities or benchmark. The fund may invest in swaps based on VIX futures contracts. The VIX is an index of market sentiment derived from S&P 500 Index option prices, and is designed to reflect investors' consensus view of expected stock market volatility over future periods. Total return swaps may be used to obtain exposure to a security or market without owning or taking physical custody of such security or market. The purchase of a cap entitles the purchaser, to the extent that the market value of a specified security or benchmark exceeds a predetermined level, to receive payments of a contractually-based amount from the party selling the cap. The purchase of a floor entitles the purchaser, to the extent that the market value of a specified security or benchmark falls below a predetermined level, to receive payments of a contractually-based amount from the party selling the floor. A collar is a combination of a cap and a floor that preserves a certain return within a predetermined range of values. Investments in swaps, caps, floors and collars are highly specialized activities which involve investment techniques and risks different from those associated with ordinary portfolio transactions. Investments in total return swaps, caps, floors and collars may be considered speculative because they involve significant risk of loss. If Amundi Pioneer is incorrect in its forecast of market values, these investments could negatively impact the fund's performance. These investments also are subject to default risk of the counterparty and may be less liquid than other portfolio securities. Moreover, investments in swaps, caps, floors and collars may involve greater transaction costs than investments in other securities.


EXCHANGE TRADED NOTES
The fund may invest in exchange traded notes ("ETNs"). An ETN is a type of senior, unsecured, unsubordinated debt security issued by financial institutions that combines both aspects of bonds and ETFs. An ETN's returns are based on the performance of a market index or other reference asset minus fees and expenses. Similar to ETFs, ETNs are listed on an exchange and traded in the secondary market. However, unlike an ETF, an ETN can be held until the ETN's maturity, at which time the issuer will pay a return linked to the performance of the market index or other reference asset to which the ETN is linked minus certain fees. Unlike regular bonds, ETNs do not make periodic interest payments and principal is not protected.

An ETN that is tied to a specific index may not be able to replicate and maintain exactly the composition and relative weighting of securities, commodities or other components in the applicable index. ETNs also incur certain expenses not incurred by their applicable index. Additionally, certain components comprising the index tracked by an ETN may, at times, be temporarily unavailable, which may impede an ETN's ability to track its index. Some ETNs that use leverage can, at times, be relatively illiquid and, thus, they may be difficult to purchase or sell at a fair price. Leveraged ETNs are subject to the same risk as other instruments that use leverage in any form. While leverage allows for greater potential return, the potential for loss is also greater. However, the fund's potential loss is limited to the amount actually invested in the ETN.

The market value of an ETN is influenced by supply and demand for the ETN, the current performance of the index or other reference asset, the credit rating of the ETN issuer, volatility and lack of liquidity in the reference asset, changes in the applicable interest rates, and economic, legal, political or geographic events that affect the reference asset. The market value of ETN shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for ETN shares at any point in time is not always identical to the supply and demand in the market for the securities underlying the index (or other reference asset) that the ETN seeks to track. The value of an ETN may also change due to a change in the issuer's credit rating. As a result, there may be times when an ETN share trades at a premium or discount to its net asset value. The fund will bear its pro rata portion of any fees and expenses borne by the ETN. These fees and expenses generally reduce the return realized at maturity or upon redemption from an investment in an ETN.


OTHER INVESTMENTS AND INVESTMENT TECHNIQUES


SHORT-TERM INVESTMENTS
For temporary defensive or cash management purposes, the fund may invest in all types of short-term investments including, but not limited to, (a) commercial paper and other short-term commercial obligations; (b) obligations (including certificates of deposit and bankers' acceptances) of banks; (c) obligations issued or guaranteed by a governmental issuer, including governmental agencies or instrumentalities; (d) fixed income securities of non-governmental issuers; and (e) other cash equivalents or cash. Subject to the fund's restrictions regarding investment in non-U.S. securities, these securities may be denominated in any currency. Although these investments generally are rated investment grade or are determined by Amundi Pioneer to be of equivalent credit quality, the fund may also invest in these instruments if they are rated below investment grade in accordance with its investment objective, policies and restrictions.


REPURCHASE AGREEMENTS
The fund may enter into repurchase agreements with broker-dealers, member banks of the Federal Reserve System and other financial institutions. Repurchase agreements are arrangements under which the fund purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the fund's purchase price, with the difference being income to the fund. A repurchase agreement may be considered a loan by the fund collateralized by securities. Under the direction of the Board of Trustees, Amundi Pioneer reviews and monitors the creditworthiness of any institution which enters into a repurchase agreement with the fund. The counterparty's obligations under the repurchase agreement are collateralized with U.S. Treasury and/or agency obligations with a market value of not less than 100% of the obligations, valued daily. Collateral is held by the fund's custodian in a segregated, safekeeping account for the benefit of the fund. Repurchase agreements afford the fund an opportunity to earn income on temporarily available cash. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchase of the security under a repurchase agreement, the fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. If the court characterizes the transaction as a loan and the fund has not perfected a security interest in the security, the fund may be required to return the security to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the fund would be at risk of losing some or all of the principal and interest involved in the transaction. There is no specific limit on the fund's ability to enter into repurchase agreements. The SEC frequently treats repurchase agreements as loans for purposes of the 1940 Act.


REVERSE REPURCHASE AGREEMENTS

Reverse repurchase agreements involve the sale of securities to a bank or other institution with an agreement that the fund will buy back the securities at a fixed future date at a fixed price plus an agreed amount of "interest" which may be reflected in the repurchase price. Reverse repurchase agreements involve the risk that the market value of securities purchased by the fund with proceeds of the transaction may decline below the repurchase price of the securities sold by the fund that it is obligated to repurchase. The fund will also continue to be subject to the risk of a decline in the market value of the securities sold under the agreements because it will reacquire those securities upon effecting their repurchase. Reverse repurchase agreements may be considered to be a type of borrowing. To the extent the fund covers its commitments under reverse repurchase agreements by the segregation of liquid assets or by otherwise covering its obligations under these instruments, they will not be considered "senior securities" under the 1940 Act and thus not be subject to the 300% asset coverage requirement applicable to forms of indebtedness used by the fund. See "Asset Segregation."



SHORT SALES AGAINST THE BOX
The fund may sell securities "short against the box." A short sale involves the fund borrowing securities from a broker and selling the borrowed securities. The fund has an obligation to return securities identical to the borrowed securities to the broker. In a short sale against the box, the fund at all times owns an equal amount of the security sold short or securities convertible into or exchangeable for, with or without payment of additional consideration, an equal amount of the security sold short. The fund intends to use short sales against the box to hedge. For example when the fund believes that the price of a current portfolio security may decline, the fund may use a short sale against the box to lock in a sale price for a security rather than selling the security immediately. In such a case, any future losses in the fund's long position should be offset by a gain in the short position and, conversely, any gain in the long position should be reduced by a loss in the short position. The fund may engage in short sales of securities only against the box.

If the fund effects a short sale against the box at a time when it has an unrealized gain on the security, it may be required to recognize that gain as if it had actually sold the security (a "constructive sale") on the date it effects the short sale. However, such constructive sale treatment may not apply if the fund closes out the short sale with securities other than the appreciated securities held at the time of the short sale provided that certain other conditions are satisfied. Uncertainty regarding the tax consequences of effecting short sales may limit the extent to which the fund may make short sales against the box.


DOLLAR ROLLS
The fund may enter into mortgage "dollar rolls" in which the fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity), but not identical securities on a specified future date. During the roll period, the fund loses the right to receive principal and interest paid on the securities sold. However, the fund would benefit to the extent of any difference between the price received for the securities sold and the lower forward price for the future purchase (often referred to as the "drop") or fee income plus the interest earned on the cash proceeds of the securities sold until the settlement date of the forward purchase. Unless such benefits exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the mortgage dollar roll, the use of this technique will diminish the investment performance of the fund compared with what such performance would have been without the use of mortgage dollar rolls. All cash proceeds will be invested in instruments that are permissible investments for the fund. The fund will hold and maintain in a segregated account until the settlement date cash or liquid securities in an amount equal to its forward purchase price.

For financial reporting and tax purposes, the fund treats mortgage dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale.

Dollar rolls involve certain risks including the following: if the broker-dealer to whom the fund sells the security becomes insolvent, the fund's right to purchase or repurchase the securities subject to the dollar roll may be restricted and the instrument which the fund is required to repurchase may be worth less than an instrument which the fund originally held. Successful use of dollar rolls will depend upon Amundi Pioneer's ability to manage its interest rate and prepayment exposure. There is no assurance that dollar rolls can be successfully employed.

ASSET SEGREGATION
The 1940 Act requires that the fund segregate assets in connection with certain types of transactions that may have the effect of leveraging the portfolio. If the fund enters into a transaction requiring segregation, such as a forward commitment or a reverse repurchase agreement, the custodian or Amundi Pioneer will segregate liquid assets in an amount required to comply with the 1940 Act. To the extent the fund sells or writes credit default swaps or event-linked swaps, the fund segregates liquid assets at least equal to the full notional value of such credit default swaps or event-linked swaps. Such segregated assets will be valued at market daily. If the aggregate value of such segregated assets declines below the aggregate value required to satisfy the 1940 Act, additional liquid assets will be segregated. In some instances a fund may "cover" its obligation using other methods to the extent permitted under the 1940 Act, orders or releases issued by the SEC thereunder, or no-action letters or other guidance of the SEC staff.


PORTFOLIO TURNOVER
It is the policy of the fund not to engage in trading for short-term profits, although portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater transaction costs which must be borne by the fund and its shareholders. See "Annual Fee, Expense and Other Information" for the fund's annual portfolio turnover rate.


LENDING OF PORTFOLIO SECURITIES
The fund may lend portfolio securities to registered broker-dealers or other institutional investors deemed by Amundi Pioneer to be of good standing under agreements which require that the loans be secured continuously by collateral in the form of cash, cash equivalents, U.S. Government securities or irrevocable letters of credit issued by banks approved by the fund. The value of the collateral is monitored on a daily basis and the borrower is required to maintain the collateral at an amount at least equal to the market value of the securities loaned. The fund continues to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned and continues to have all of the other risks associated with owning the securities. Where the collateral received is cash, the cash will be invested and the fund will be entitled to a share of the income earned on the investment, but will also be subject to investment risk on the collateral and will bear the entire amount of any loss in connection with investment of such collateral. The fund may pay administrative and custodial fees in connection with loans of securities and, where the collateral received is cash, the fund may pay a portion of the income earned on the investment of collateral to the borrower, lending agent or other intermediary. Fees and expenses paid by the fund in connection with loans of securities are not reflected in the fee table or expense example in the fund's prospectus. If the income earned on the investment of the cash collateral is insufficient to pay these amounts or if the value of the securities purchased with such cash collateral declines, the fund may take a loss on the loan. Where the fund receives securities as collateral, the fund will earn no income on the collateral, but will earn a fee from the borrower. The fund reserves the right to recall loaned securities so that it may exercise voting rights on loaned securities according to the fund's Proxy Voting Policies and Procedures.

The risk in lending portfolio securities, as with other extensions of credit, consists of the possibility of loss to the fund due to (i) the inability of the borrower to return the securities, (ii) a delay in receiving additional collateral to adequately cover any fluctuations in the value of securities on loan, (iii) a delay in recovery of the securities, or (iv) the loss of rights in the collateral should the borrower fail financially. In addition, as noted above, the fund continues to have market risk and other risks associated with owning the securities on loan. Where the collateral delivered by the borrower is cash, the fund will also have the risk of loss of principal and interest in connection with its investment of collateral. If a borrower defaults, the value of the collateral may decline before the fund can dispose of it. The fund will lend portfolio securities only to firms that have been approved in advance by Amundi Pioneer, which will monitor the creditworthiness of any such firms. However, this monitoring may not protect the fund from loss. At no time would the value of the securities loaned exceed 33 1/3% of the value of the fund's total assets. The fund did not engage in securities lending activity during the most recent fiscal year.

INTERFUND LENDING
To satisfy redemption requests or to cover unanticipated cash shortfalls, a fund may enter into lending agreements ("Interfund Lending Agreements") under which the fund would lend money and borrow money for temporary purposes directly to and from another Pioneer fund through a credit facility ("Interfund Loan"), subject to meeting the conditions of an SEC exemptive order granted to the funds permitting such interfund lending. All Interfund Loans will consist only of uninvested cash reserves that the fund otherwise would invest in short-term repurchase agreements or other short-term instruments.

If a fund has outstanding borrowings, any Interfund Loans to the fund (a) will be at an interest rate equal to or lower than any outstanding bank loan, (b) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral, (c) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days) and (d) will provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the fund, the event of default will automatically (without need for action or notice by the lending fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing fund.

A fund may make an unsecured borrowing through the credit facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets; provided, that if the fund has a secured loan outstanding from any other lender, including but not limited to another Pioneer fund, the fund's interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a fund's total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the fund may borrow through the credit facility on a secured basis only. A fund may not borrow through the credit facility nor from any other source if its total outstanding borrowings immediately after the interfund borrowing would be more than 33 1/3% of its total assets.

No fund may lend to another fund through the interfund lending credit facility if the loan would cause its aggregate outstanding loans through the credit facility to exceed 15% of the lending fund's net assets at the time of the loan. A fund's Interfund Loans to any one fund shall not exceed 5% of the lending fund's net assets. The duration of Interfund Loans is limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition. Each Interfund Loan may be called on one business day's notice by a lending fund and may be repaid on any day by a borrowing fund.

The limitations detailed above and the other conditions of the SEC exemptive order permitting interfund lending are designed to minimize the risks associated with interfund lending for both the lending fund and the borrowing fund. However, no borrowing or lending activity is without risk. When a fund borrows money from another fund, there is a risk that the loan could be called on one day's notice or not renewed, in which case the fund may have to borrow from a bank at higher rates if an Interfund Loan were not available from another fund. A delay in repayment to a lending fund could result in a lost opportunity or additional lending costs.


WHEN-ISSUED AND DELAYED DELIVERY SECURITIES
The fund may purchase securities, including U.S. government securities, on a when-issued basis or may purchase or sell securities for delayed delivery. In such transactions, delivery of the securities occurs beyond the normal settlement period, but no payment or delivery is made by the fund prior to the actual delivery or payment by the other party to the transaction. The fund will not earn income on these securities until delivered. The purchase of securities on a when-issued or delayed delivery basis involves the risk that the value of the securities purchased will decline prior to the settlement date. The sale of securities for delayed delivery involves the risk that the prices available in the market on the delivery date may be greater than those obtained in the sale transaction. When the fund enters into when-issued or delayed delivery transactions it will segregate liquid assets with a value equal to the fund's obligations. See "Asset Segregation."

INVESTMENT RESTRICTIONS


FUNDAMENTAL INVESTMENT POLICIES
The fund has adopted certain fundamental investment policies which may not be changed without the affirmative vote of the holders of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the fund. For this purpose, a majority of the outstanding shares of the fund means the vote of the lesser of:

(1) 67% or more of the shares represented at a meeting, if the holders of more than 50% of the outstanding shares are present in person or by proxy; or

(2)   more than 50% of the outstanding shares of the fund.

The fund's fundamental policies are as follows:

(1) The fund may not borrow money except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

(2) The fund may not engage in the business of underwriting the securities of other issuers except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

(3) The fund may lend money or other assets to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

(4) The fund may not issue senior securities except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

(5) The fund may not purchase or sell real estate except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

(6) The fund may purchase or sell commodities or contracts related to commodities to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

(7) Except the financial services group of industries or as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction, the fund may not make any investment if, as a result, the fund's investments will be concentrated in any one industry.

With respect to the fundamental policy relating to borrowing money set forth in
(1) above, the 1940 Act permits a fund to borrow money in amounts of up to one-third of the fund's total assets from banks for any purpose, and to borrow up to 5% of the fund's total assets from banks or other lenders for temporary purposes (the fund's total assets include the amounts being borrowed). To limit the risks attendant to borrowing, the 1940 Act requires the fund to maintain at all times an "asset coverage" of at least 300% of the amount of its borrowings. Asset coverage means the ratio that the value of the fund's total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Borrowing money to increase a fund's investment portfolio is known as "leveraging." Borrowing, especially when used for leverage, may cause the value of a fund's shares to be more volatile than if the fund did not borrow. This is because borrowing tends to magnify the effect of any increase or decrease in the value of the fund's portfolio holdings. Borrowed money thus creates an opportunity for greater gains, but also greater losses. To repay borrowings, the fund may have to sell securities at a time and at a price that is unfavorable to the fund. There also are costs associated with borrowing money, and these costs would offset and could eliminate a fund's net investment income in any given period. Currently, the fund does not contemplate borrowing for leverage, but if the fund does so, it will not likely do so to a substantial degree. The policy in (1) above will be interpreted to permit the fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act. Reverse repurchase agreements may be considered to be a type of borrowing. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy. Such trading practices may include futures, options on futures, forward contracts and other derivative investments.

A fund may pledge its assets and guarantee the securities of another company without limitation, subject to the fund's investment policies (including the fund's fundamental policy regarding borrowing) and applicable laws and interpretations. Pledges of assets and guarantees of obligations of others are subject to many of the same risks associated with borrowings and, in addition, are subject to the credit risk of the obligor for the underlying obligations. To the extent that pledging or guaranteeing assets may be considered the issuance of senior securities, the issuance of senior securities is governed by the fund's policies on senior securities. If the fund were to pledge its assets, the fund would take into account any then-applicable legal guidance, including any applicable SEC staff position, would be guided by the judgment of the fund's Board and Amundi Pioneer regarding the terms of any credit facility or arrangement, including any collateral required, and would not pledge more collateral than, in their judgment, is necessary for the fund to obtain the credit sought. Shareholders should note that in 1973, the SEC staff took the position in a no-action letter that a mutual fund could not pledge 100% of its assets without a compelling business reason. In more recent no-action letters, including letters that address the same statutory provision of the 1940 Act (Section 17) addressed in the 1973 letter, the SEC staff has not mentioned any limitation on the amount of collateral that may be pledged to support credit obtained. This does not mean that the staff's position on this issue has changed.

With respect to the fundamental policy relating to underwriting set forth in
(2) above, the 1940 Act does not prohibit a fund from engaging in the underwriting business or from underwriting the securities of other issuers; in fact, the 1940 Act permits a fund to have underwriting commitments of up to 25% of its assets under certain circumstances. Those circumstances currently are that the amount of the fund's underwriting commitments, when added to the value of the fund's investments in issuers where the fund owns more than 10% of the outstanding voting securities of those issuers, cannot exceed the 25% cap. A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the Securities Act of 1933, as amended (the "1933 Act"). Under the 1933 Act, an underwriter may be liable for material omissions or misstatements in an issuer's registration statement or prospectus. Securities purchased from an issuer and not registered for sale under the 1933 Act are considered restricted securities. There may be a limited market for these securities. If these securities are registered under the 1933 Act, they may then be eligible for sale but participating in the sale may subject the seller to underwriter liability. These risks could apply to a fund investing in restricted securities. Although it is not believed that the application of the 1933 Act provisions described above would cause a fund to be engaged in the business of underwriting, the policy in (2) above will be interpreted not to prevent the fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the fund may be considered to be an underwriter under the 1933 Act.

With respect to the fundamental policy relating to lending set forth in (3) above, the 1940 Act does not prohibit a fund from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. (A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates. The SEC frequently treats repurchase agreements as loans.) While lending securities may be a source of income to a fund, as with other extensions of credit, there are risks of delay in recovery or even loss of rights in the underlying securities should the borrower fail financially. However, loans would be made only when the fund's manager or a subadviser believes the income justifies the attendant risks. The fund also will be permitted by this policy to make loans of money, including to other funds. The fund has obtained exemptive relief from the SEC to make short-term loans to other Pioneer funds through a credit facility in order to satisfy redemption requests or to cover unanticipated cash shortfalls; as discussed in this Statement of Additional Information under "Interfund Lending". The conditions of the SEC exemptive order permitting interfund lending are designed to minimize the risks associated with interfund lending, however no lending activity is without risk. A delay in repayment to a lending fund could result in a lost opportunity or additional lending costs. The policy in (3) above will be interpreted not to prevent the fund from purchasing or investing in debt obligations and loans. In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments, as well as delays in the settlement of securities transactions, will not be considered loans.

With respect to the fundamental policy relating to issuing senior securities set forth in (4) above, "senior securities" are defined as fund obligations that have a priority over the fund's shares with respect to the payment of dividends or the distribution of fund assets. The 1940 Act prohibits a fund from issuing senior securities except that the fund may borrow money in amounts of up to one-third of the fund's total assets from banks for any purpose. A fund also may borrow up to 5% of the fund's total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities. The issuance of senior securities by a fund can increase the speculative character of the fund's outstanding shares through leveraging. Leveraging of a fund's portfolio through the issuance of senior securities magnifies the potential for gain or loss on monies, because even though the fund's net assets remain the same, the total risk to investors is increased. Certain widely used investment practices that involve a commitment by a fund to deliver money or securities in the future are not considered by the SEC to be senior securities, provided that a fund segregates cash or liquid securities in an amount necessary to pay the obligation or the fund holds an offsetting commitment from another party. These investment practices include repurchase and reverse repurchase agreements, swaps, dollar rolls, options, futures and forward contracts. The policy in (4) above will be interpreted not to prevent collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin.

With respect to the fundamental policy relating to real estate set forth in (5) above, the 1940 Act does not prohibit a fund from owning real estate. Investing in real estate may involve risks, including that real estate is generally considered illiquid and may be difficult to value and sell. Owners of real estate may be subject to various liabilities, including environmental liabilities. The policy in (5) above will be interpreted not to prevent the fund from investing in real estate-related companies, companies whose businesses consist in whole or in part of investing in real estate, instruments (like mortgages) that are secured by real estate or interests therein, or real estate investment trust securities.

With respect to the fundamental policy relating to commodities set forth in (6) above, the 1940 Act does not prohibit a fund from owning commodities, whether physical commodities and contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies and, possibly, currency futures). If a fund were to invest in a physical commodity or a physical commodity-related instrument, the fund would be subject to the additional risks of the particular physical commodity and its related market. The value of commodities and commodity-related instruments may be extremely volatile and may be affected either directly or indirectly by a variety of factors. There also may be storage charges and risks of loss associated with physical commodities. The policy in (6) above will be interpreted to permit investments in exchange traded funds that invest in physical and/or financial commodities.

With respect to the fundamental policy relating to concentration set forth in
(7) above, the 1940 Act does not define what constitutes "concentration" in an industry. The SEC staff has taken the position that investment of 25% or more of a fund's total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The policy in (7) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in securities of the U.S. government and its agencies or instrumentalities and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. The policy also will be interpreted to give broad authority to the fund as to how to classify issuers within or among industries. When identifying industries for purposes of its concentration policy, the fund may rely upon available industry classifications. As of the date of the SAI, the fund relies primarily on the Bloomberg L.P. ("Bloomberg") classifications, and, with respect to securities for which no industry classification under Bloomberg is available or for which the Bloomberg classification is determined not to be appropriate, the fund may use industry classifications published by another source, which, as of the date of the SAI, is MSCI Global Industry Classification Standard. As of the date of the SAI, the fund's adviser may assign an industry classification for an exchange-traded fund in which the fund invests based on the constituents of the index on which the exchange-traded fund is based. The fund may change any source used for determining industry classifications without shareholder approval.

Pursuant to Rule 23c-3 under the 1940 Act, the fund has also adopted the following fundamental investment policies relating to periodic repurchase offers, which may not be changed without a vote of a majority of the outstanding voting securities:
(i) the fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that Rule may be amended from time to time, and as it is interpreted by the SEC, SEC staff or other authority of competent jurisdiction, and in accordance with any exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction;
(ii) the periodic interval between repurchase request deadlines will be three months;
(iii) the repurchase request deadline (as defined in Rule 23c-3) for each repurchase offer will be no earlier than the 21st day after the issuance of notification of the repurchase offer (or the next business day if the 21st day is not a business day); and
(iv) each repurchase pricing date (as defined in Rule 23c-3) will be not later than the 14th day after the preceding repurchase request deadline (or the next business day if the 14th day is not a business day).

The fund's fundamental policies are written and will be interpreted broadly. For example, the policies will be interpreted to refer to the 1940 Act and the related rules as they are in effect from time to time, and to interpretations and modifications of or relating to the 1940 Act by the SEC, SEC staff or other authority of competent jurisdiction as they are given from time to time. When a policy provides that an investment practice may be conducted as permitted by the 1940 Act, the policy will be interpreted to mean either that the 1940 Act expressly permits the practice or that the 1940 Act does not prohibit the practice.

NON-FUNDAMENTAL INVESTMENT POLICY

All other investment policies of the fund are considered non-fundamental and, along with the fund's investment objective, which is also non-fundamental, may be changed by the Board of Trustees without prior approval of the fund's outstanding voting shares at any time.

The fund has not adopted a fundamental policy prohibiting or limiting the fund's use of short sales, purchases on margin and the writing of put and call options. The fund is subject, however, to the limitations on its use of these investments under the 1940 Act and the rules and interpretive positions of the SEC under the 1940 Act. Under current law, the fund may not purchase securities on margin. As discussed above under "Short Sales Against the Box," the fund has adopted a non-fundamental investment policy to engage in short sales of securities against the box. Certain other non-fundamental investment policies are included in the prospectus under "Investment objective and Principal investment strategies" and this statement of additional information under "Investment objective and policies."

NON-DIVERSIFICATION
The fund is currently classified as a non-diversified fund under the 1940 Act. A non-diversified fund can invest a greater portion of its assets in a single issuer or a limited number of issuers than may a diversified fund. As a consequence, a non-diversified fund is subject to greater risk than a diversified fund. A diversified fund may not purchase securities of an issuer (other than obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities) if, with respect to 75% of the fund's total assets, (a) more than 5% of the fund's total assets would be invested in securities of that issuer, or (b) the fund would hold more than 10% of the outstanding voting securities of that issuer. Under the 1940 Act, the fund may change its classification from non-diversified to diversified without shareholder approval.


4. TRUSTEES AND OFFICERS


The fund's Trustees and officers are listed below, together with their principal occupations and other directorships they have held during at least the past five years. Trustees who are interested persons of the fund within the meaning of the 1940 Act are referred to as Interested Trustees. Trustees who are not interested persons of the fund are referred to as Independent Trustees. Each of the Trustees serves as a Trustee of each of the 45 U.S. registered investment portfolios for which Amundi Pioneer serves as investment adviser (the "Pioneer Funds"). The address for all Trustees and all officers of the fund is 60 State Street, Boston, Massachusetts 02109.




NAME, AGE AND                 TERM OF OFFICE AND                                                 OTHER DIRECTORSHIPS
POSITION HELD WITH THE FUND   LENGTH OF SERVICE          PRINCIPAL OCCUPATION                    HELD BY TRUSTEE
----------------------------- -------------------------- --------------------------------------- -------------------------
INDEPENDENT TRUSTEES:
----------------------------- -------------------------- --------------------------------------- -----
THOMAS J. PERNA (68)          Trustee since 2016.        Private investor (2004 - 2008 and       Director, Broadridge
Chairman of the Board and     Serves until a successor   2013 - present); Chairman (2008 -       Financial Solutions,
Trustee                       trustee is elected or      2013) and Chief Executive Officer       Inc. (investor
---
                              earlier retirement or      (2008 - 2012), Quadriserv, Inc.         communications and
                              removal.                   (technology products for securities     securities processing
                              --------------------------
                                                         lending industry); and Senior           provider for financial
                                                         Executive Vice President, The Bank      services industry)
                                                         of New York (financial and securities   (2009 - present);
                                                         services) (1986 - 2004)                 Director, Quadriserv,
                                                         ---------------------------------------
                                                                                                 Inc. (2005 - 2013);
                                                                                                 and Commissioner,
                                                                                                 New Jersey State
                                                                                                 Civil Service
                                                                                                 Commission (2011 -
                                                                                                 2015)
                                                                                                 -----
JOHN E. BAUMGARDNER, JR.      Trustee since 2019.        Of Counsel (2019 - present),            Chairman, The
(68)*                         Serves until a successor   Partner (1983-2018), Sullivan &         Lakeville Journal
Trustee                       trustee is elected or      Cromwell LLP (law firm).                Company, LLC,
---                                                      ---------------------------------------
                              earlier retirement or                                              (privately-held
                              removal.                                                           community
                              --------------------------
                                                                                                 newspaper group)
                                                                                                 (2015-present)
                                                                                                 -----

NAME, AGE AND                 TERM OF OFFICE AND                                                 OTHER DIRECTORSHIPS
POSITION HELD WITH THE FUND   LENGTH OF SERVICE           PRINCIPAL OCCUPATION                   HELD BY TRUSTEE
----------------------------- --------------------------- -------------------------------------- ------------------------
DIANE DURNIN (63)             Trustee since 2019.         Managing Director - Head of Product    None
                                                                                                 ----
Trustee                       Serves until a successor    Strategy and Development, BNY
---
                              trustee is elected or       Mellon Investment Management
                              earlier retirement or       (2012-2018); Vice Chairman - The
                              removal.                    Dreyfus Corporation (2005 - 2018):
                              ---------------------------
                                                          Executive Vice President Head of
                                                          Product, BNY Mellon Investment
                                                          Management (2007-2012);
                                                          Executive Director- Product Strategy,
                                                          Mellon Asset Management
                                                          (2005-2007); Executive Vice
                                                          President Head of Products,
                                                          Marketing and Client Service,
                                                          Dreyfus Corporation (2000-2005);
                                                          Senior Vice President Strategic
                                                          Product and Business Development,
                                                          Dreyfus Corporation (1994-2000)
                                                          --------------------------------------
BENJAMIN M. FRIEDMAN          Trustee since 2016.         William Joseph Maier Professor of      Trustee, Mellon
(75)                          Serves until a successor    Political Economy, Harvard             Institutional Funds
Trustee                       trustee is elected or       University (1972 - present)            Investment Trust and
---                                                       --------------------------------------
                              earlier retirement or                                              Mellon Institutional
                              removal.                                                           Funds Master
                              ---------------------------
                                                                                                 Portfolio (oversaw
                                                                                                 17 portfolios in fund
                                                                                                 complex) (1989 -
                                                                                                 2008)
                                                                                                 ----
LORRAINE H. MONCHAK (62)      Trustee since 2017.         Chief Investment Officer, 1199 SEIU    None
                                                                                                 ----
Trustee                       (Advisory Trustee from      Funds (healthcare workers union
---
                              2014 - 2017). Serves        pension funds) (2001 - present);
                              until a successor trustee   Vice President - International
                              is elected or earlier       Investments Group, American
                              retirement or removal.      International Group, Inc. (insurance
                              ---------------------------
                                                          company) (1993 - 2001); Vice
                                                          President Corporate Finance and
                                                          Treasury Group, Citibank, N.A.(1980
                                                          - 1986 and 1990 - 1993); Vice
                                                          President - Asset/Liability
                                                          Management Group, Federal Farm
                                                          Funding Corporation
                                                          (government-sponsored issuer of
                                                          debt securities) (1988 - 1990);
                                                          Mortgage Strategies Group,
                                                          Shearson Lehman Hutton, Inc.
                                                          (investment bank) (1987 - 1988);
                                                          Mortgage Strategies Group, Drexel
                                                          Burnham Lambert, Ltd. (investment
                                                          bank) (1986 - 1987)
                                                          --------------------------------------

NAME, AGE AND                 TERM OF OFFICE AND                                                OTHER DIRECTORSHIPS
POSITION HELD WITH THE FUND   LENGTH OF SERVICE          PRINCIPAL OCCUPATION                   HELD BY TRUSTEE
----------------------------- -------------------------- -------------------------------------- ---------------------
MARGUERITE A. PIRET (71)      Trustee since 2016.        Chief Financial Officer, American Ag   Director of New
Trustee                       Serves until a successor   Energy, Inc. (controlled environment   America High Income
-----------------------------
                              trustee is elected or      and agriculture company) (2016 -       Fund, Inc.
                              earlier retirement or      present); President and Chief          (closed-end
                              removal.                   Executive Officer, Metric Financial    investment company)
                              --------------------------
                                                         Inc. (formerly known as Newbury        (2004 - present);
                                                         Piret Company) (investment banking     and Member, Board
                                                         firm) (1981 - 2019)                    of Governors,
                                                         --------------------------------------
                                                                                                Investment Company
                                                                                                Institute (2000 -
                                                                                                2006)
                                                                                                ----
FRED J. RICCIARDI (73)        Trustee since 2016.        Consultant (investment company         None
                                                                                                ----
Trustee                       Serves until a successor   services) (2012 - present);
-----------------------------
                              trustee is elected or      Executive Vice President, BNY
                              earlier retirement or      Mellon (financial and investment
                              removal.                   company services) (1969 - 2012);
                              --------------------------
                                                         Director, BNY International
                                                         Financing Corp. (financial services)
                                                         (2002 - 2012); Director, Mellon
                                                         Overseas Investment Corp.
                                                         (financial services) (2009 - 2012);
                                                         Director, Financial Models
                                                         (technology) (2005-2007); Director,
                                                         BNY Hamilton Funds, Ireland
                                                         (offshore investment companies)
                                                         (2004-2007); Chairman/Director,
                                                         AIB/BNY Securities Services, Ltd.,
                                                         Ireland (financial services)
                                                         (1999-2006); Chairman, BNY
                                                         Alternative Investment Services,
                                                         Inc. (financial services)
                                                         (2005-2007)
                                                         ----------

NAME, AGE AND                 TERM OF OFFICE AND                                                 OTHER DIRECTORSHIPS
POSITION HELD WITH THE FUND   LENGTH OF SERVICE          PRINCIPAL OCCUPATION                    HELD BY TRUSTEE
----------------------------- -------------------------- --------------------------------------- ---------------------
INTERESTED TRUSTEES:
----------------------------- -------------------------- ----                                    ---------------------
LISA M. JONES (58)**          Trustee since 2017.        Director, CEO and President of          None
                                                                                                 ---------------------
Trustee, President and        Serves until a successor   Amundi Pioneer Asset Management
Chief Executive Officer       trustee is elected or      USA, Inc. (since September 2014);
-----------------------------
                              earlier retirement or      Director, CEO and President of
                              removal                    Amundi Pioneer Asset Management,
                              --------------------------
                                                         Inc. (since September 2014);
                                                         Director, CEO and President of
                                                         Amundi Pioneer Distributor, Inc.
                                                         (since September 2014); Director,
                                                         CEO and President of Amundi
                                                         Pioneer Institutional Asset
                                                         Management, Inc. (since September
                                                         2014); Chair, Amundi Pioneer Asset
                                                         Management USA, Inc., Amundi
                                                         Pioneer Distributor, Inc. and Amundi
                                                         Pioneer Institutional Asset
                                                         Management, Inc. (September 2014
                                                         - 2018); Managing Director, Morgan
                                                         Stanley Investment Management
                                                         (2010 - 2013); Director of
                                                         Institutional Business, CEO of
                                                         International, Eaton Vance
                                                         Management (2005 - 2010);
                                                         Director of Amundi USA, Inc. (since
                                                         2017)
                                                         ----
KENNETH J. TAUBES (61)**      Trustee since 2016.        Director and Executive Vice             None
                                                                                                 ---------------------
Trustee                       Serves until a successor   President (since 2008) and Chief
-----------------------------
                              trustee is elected or      Investment Officer, U.S. (since
                              earlier retirement or      2010) of Amundi Pioneer Asset
                              removal                    Management USA, Inc.; Director and
                              --------------------------
                                                         Executive Vice President and Chief
                                                         Investment Officer, U.S. of Amundi
                                                         Pioneer (since 2008); Executive
                                                         Vice President and Chief Investment
                                                         Officer, U.S. of Amundi Pioneer
                                                         Institutional Asset Management,
                                                         Inc. (since 2009); Portfolio Manager
                                                         of Amundi Pioneer (since 1999);
                                                         Director of Amundi USA, Inc. (since
                                                         2017)
                                                         ----
FUND OFFICERS:
----------------------------- -------------------------- ----                                    ---------------------
CHRISTOPHER J. KELLEY (55)    Since 2016. Serves at      Vice President and Associate            None
                                                                                                 ---------------------
Secretary and Chief Legal     the discretion of the      General Counsel of Amundi Pioneer
Officer                       Board                      since January 2008; Secretary and
----------------------------- --------------------------
                                                         Chief Legal Officer of all of the
                                                         Pioneer Funds since June 2010;
                                                         Assistant Secretary of all of the
                                                         Pioneer Funds from September
                                                         2003 to May 2010; Vice President
                                                         and Senior Counsel of Amundi
                                                         Pioneer from July 2002 to
                                                         December 2007
                                                         ---------------------------------------

NAME, AGE AND                 TERM OF OFFICE AND                                             OTHER DIRECTORSHIPS
POSITION HELD WITH THE FUND   LENGTH OF SERVICE       PRINCIPAL OCCUPATION                   HELD BY TRUSTEE
----------------------------- ----------------------- -------------------------------------- ---------------------
CAROL B. HANNIGAN (58)        Since 2016. Serves at   Fund Governance Director of Amundi     None
                                                                                             ---------------------
Assistant Secretary           the discretion of the   Pioneer since December 2006 and
-----------------------------
                              Board                   Assistant Secretary of all the
                              -----------------------
                                                      Pioneer Funds since June 2010;
                                                      Manager - Fund Governance of
                                                      Amundi Pioneer from December
                                                      2003 to November 2006; and
                                                      Senior Paralegal of Amundi Pioneer
                                                      from January 2000 to November
                                                      2003
                                                      ----
THOMAS REYES (57)             Since 2016. Serves at   Assistant General Counsel of           None
                                                                                             ---------------------
Assistant Secretary           the discretion of the   Amundi Pioneer since May 2013
-----------------------------
                              Board                   and Assistant Secretary of all the
                              -----------------------
                                                      Pioneer Funds since June 2010;
                                                      Counsel of Amundi Pioneer from
                                                      June 2007 to May 2013
                                                      --------------------------------------
MARK E. BRADLEY (60)          Since 2016. Serves at   Vice President - Fund Treasury of      None
                                                                                             ---------------------
Treasurer and Chief           the discretion of the   Amundi Pioneer; Treasurer of all of
Financial and Accounting      Board                   the Pioneer Funds since March
                              -----------------------
Officer                                               2008; Deputy Treasurer of Amundi
-----------------------------
                                                      Pioneer from March 2004 to
                                                      February 2008; and Assistant
                                                      Treasurer of all of the Pioneer Funds
                                                      from March 2004 to February 2008
                                                      --------------------------------------
LUIS I. PRESUTTI (54)         Since 2016. Serves at   Director - Fund Treasury of Amundi     None
                                                                                             ---------------------
Assistant Treasurer           the discretion of the   Pioneer; and Assistant Treasurer of
-----------------------------
                              Board                   all of the Pioneer Funds
                              ----------------------- --------------------------------------
GARY SULLIVAN (61)            Since 2016. Serves at   Senior Manager - Fund Treasury of      None
                                                                                             ---------------------
Assistant Treasurer           the discretion of the   Amundi Pioneer; and Assistant
-----------------------------
                              Board                   Treasurer of all of the Pioneer Funds
                              ----------------------- --------------------------------------
JOHN MALONE (48)              Since 2018. Serves at   Managing Director, Chief               None
                                                                                             ---------------------
Chief Compliance Officer      the discretion of the   Compliance Officer of Amundi
-----------------------------
                              Board                   Pioneer Asset Management; Amundi
                              -----------------------
                                                      Pioneer Institutional Asset
                                                      Management, Inc.; and the Pioneer
                                                      Funds since September 2018; Chief
                                                      Compliance Officer of Amundi
                                                      Pioneer Distributor, Inc. since
                                                      January 2014.
                                                      --------------------------------------
KELLY O'DONNELL (49)          Since 2016. Serves at   Vice President - Amundi Pioneer        None
                                                                                             ---------------------
Anti-Money Laundering         the discretion of the   Asset Management; Anti-Money
Officer                       Board                   Laundering Officer of all the Pioneer
----------------------------- -----------------------
                                                      Funds since 2006
                                                      --------------------------------------



* Mr. Baumgardner is Of Counsel to Sullivan & Cromwell LLP, which acts as counsel to the Independent Trustees of each Pioneer Fund.

** Ms. Jones and Mr. Taubes are Interested Trustees because they are officers or directors of the fund's investment adviser and certain of its affiliates.

BOARD COMMITTEES
The Board of Trustees is responsible for overseeing the fund's management and operations. The Chairman of the Board is an Independent Trustee. Independent Trustees constitute more than 75% of the Board. During the most recent fiscal year, the Board of Trustees held 1 meetings. Each Trustee attended at least 75% of such meetings.


The Trustees were selected to join the Board based upon the following as to each Board member: such person's character and integrity; such person's willingness and ability to commit the time necessary to perform the duties of a Trustee; as to each Independent Trustee, his or her status as not being an "interested person" as defined under the 1940 Act; and, as to Ms. Jones and Mr. Taubes, their association with Amundi Pioneer. Each of the Independent Trustees also was selected to join the Board based on the criteria and principles set forth in the Nominating Committee Charter. In evaluating a Trustee's prospective service on the Board, the Trustee's experience in, and ongoing contributions toward, overseeing the fund's business as a Trustee also are considered. In addition, the following specific experience, qualifications, attributes and/or skills apply as to each Trustee: Mr. Baumgardner, legal, investment management, business and public company experience as an attorney practicing investment management, corporate and securities law and experience as a board member of other organizations; Ms. Durnin, investment management and investment company experience as an executive officer of an investment adviser; Mr. Friedman, academic leadership, economic and finance experience and investment company board experience; Ms. Monchak, investment, financial and business experience, including as the chief investment officer of a pension fund; Mr. Perna, accounting, financial, and business experience as an executive officer and experience as a board member of other organizations; Ms. Piret, accounting, financial and entrepreneurial experience as an executive, valuation experience and investment company board experience; Mr. Ricciardi, financial, business and investment company experience as an executive officer of a financial and investment company services organization, and experience as a board member of offshore investment companies and other organizations; Ms. Jones, investment management experience as an executive and leadership roles with Amundi Pioneer and its affiliates; and Mr. Taubes, portfolio management experience and leadership roles with Amundi Pioneer. However, in its periodic assessment of the effectiveness of the Board, the Board considers the complementary skills and experience of individual Trustees primarily in the broader context of the Board's overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the fund.


The Trust's Amended and Restated Agreement and Declaration of Trust provides that the appointment, designation (including in any proxy or registration statement or other document) of a Trustee as an expert on any topic or in any area, or as having experience, attributes or skills in any area, or any other appointment, designation or identification, shall not impose on that person any standard of care or liability that is greater than that imposed on that person as a Trustee in the absence of the appointment, designation or identification, and no Trustee who has special attributes, skills, experience or expertise, or is appointed, designated, or identified as aforesaid, shall be held to a higher standard of care by virtue thereof.

The Board of Trustees has five standing committees: the Independent Trustees Committee, the Audit Committee, the Governance and Nominating Committee, the Policy Administration Committee and the Valuation Committee. Each committee is chaired by an Independent Trustee and all members of each committee are Independent Trustees.

The Chairs of the committees work with the Chairman of the Board and fund management in setting the agendas for Board meetings. The Chairs of the committees set the agendas for committee meetings with input from fund management. As noted below, through the committees, the Independent Trustees consider and address important matters involving the fund, including those presenting conflicts or potential conflicts of interest for management. The Independent Trustees also regularly meet without the presence of management and are advised by independent legal counsel. The Board believes that the committee structure, and delegation to the committees of specified oversight responsibilities, help the Board more effectively to provide governance and oversight of the fund's affairs. Mr. Perna, Chairman of the Board, is a member of each committee except the Audit Committee and the Valuation Committee, of each of which he is a non-voting, ex-officio member.

During the most recent fiscal year, the Independent Trustees, Audit, Governance and Nominating, Policy Administration, and Valuation Committees held 1, 1, 1, 1 and 1 meetings, respectively.


INDEPENDENT TRUSTEES COMMITTEE

John E. Baumgardner, Jr., Diane Durnin, Benjamin M. Friedman, Lorraine H. Monchak, Thomas J. Perna (Chair), Marguerite A. Piret and Fred J. Ricciardi.


The Independent Trustees Committee is comprised of all of the Independent Trustees. The Independent Trustees Committee serves as the forum for consideration of a number of issues required to be considered separately by the Independent Trustees under the 1940 Act, including the assessment and review of the fund's advisory agreement and other related party contracts. The Independent Trustees Committee also considers issues that the Independent Trustees believe it is advisable for them to consider separately from the Interested Trustees.


AUDIT COMMITTEE

Diane Durnin, Benjamin M. Friedman, Lorraine H. Monchak and Fred J. Ricciardi (Chair).


The Audit Committee, among other things, oversees the accounting and financial reporting policies and practices of the fund, oversees the quality and integrity of the fund's financial statements, approves, and recommends to the Independent Trustees for their ratification, the engagement of the fund's independent registered public accounting firm, reviews and evaluates the accounting firm's qualifications, independence and performance, and approves the compensation of the accounting firm. The Audit Committee also approves all audit and permissible non-audit services provided to the fund by the fund's accounting firm and all permissible non-audit services provided by the fund's accounting firm to Amundi Pioneer and any affiliated service providers of the fund if the engagement relates directly to the fund's operations and financial reporting.


GOVERNANCE AND NOMINATING COMMITTEE

John E. Baumgardner, Jr. (Chair), Thomas J. Perna and Fred J. Ricciardi.


The Governance and Nominating Committee considers governance matters affecting the Board and the fund. Among other responsibilities, the Governance and Nominating Committee reviews the performance of the Independent Trustees as a whole, and reviews and recommends to the Independent Trustees Committee any appropriate changes concerning, among other things, the size and composition of the Board, the Board's committee structure and the Independent Trustees' compensation. The Governance and Nominating Committee also makes recommendations to the Independent Trustees Committee or the Board on matters delegated to it.

In addition, the Governance and Nominating Committee screens potential candidates for Independent Trustees. Among other responsibilities, the Governance and Nominating Committee reviews periodically the criteria for Independent Trustees and the spectrum of desirable experience and expertise for Independent Trustees as a whole, and reviews periodically the qualifications and requisite skills of persons currently serving as Independent Trustees and being considered for re-nomination. The Governance and Nominating Committee also reviews the qualifications of any person nominated to serve on the Board by a shareholder or recommended by any Trustee, management or another person and makes a recommendation as to the qualifications of such nominated or recommended person to the Independent Trustees and the Board, and reviews periodically the Committee's procedure, if any, regarding candidates submitted by shareholders. The Governance and Nominating Committee does not have specific, minimum qualifications for nominees, nor has it established specific qualities or skills that it regards as necessary for one or more of the Independent Trustees to possess (other than qualities or skills that may be required by applicable law or regulation).

However, in evaluating a person as a potential nominee to serve as an Independent Trustee, the Governance and Nominating Committee will consider the following general criteria and principles, among any others that it may deem relevant:

o whether the person has a reputation for integrity, honesty and adherence to high ethical standards;

o whether the person has demonstrated business acumen and ability to exercise sound judgment in matters that relate to the objectives of the fund and whether the person is willing and able to contribute positively to the decision-making process of the fund;

o whether the person has a commitment and ability to devote the necessary time and energy to be an effective Independent Trustee, to understand the fund and the responsibilities of a trustee of an investment company;

o whether the person has the ability to understand the sometimes conflicting interests of the various constituencies of the fund and to act in the interests of all shareholders;

o whether the person has a conflict of interest that would impair his or her ability to represent the interests of all shareholders and to fulfill the responsibilities of a trustee; and

o the value of diversity on the Board. The Governance and Nominating Committee Charter provides that nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law.

The Governance and Nominating Committee also will consider whether the nominee has the experience or skills that the Governance and Nominating Committee believes would maintain or enhance the effectiveness of the Independent Trustees' oversight of the fund's affairs, based on the then current composition and skills of the Independent Trustees and experience or skills that may be appropriate in light of changing business conditions and regulatory or other developments. The Governance and Nominating Committee does not necessarily place the same emphasis on each criterion.

The Governance and Nominating Committee does not have a formal policy for considering trustee nominees submitted by the fund's shareholders. Nonetheless, the Nominating Committee may, on an informal basis, consider any shareholder recommendations of nominees that it receives. Shareholders who wish to recommend a nominee should send recommendations to the fund's Secretary that include all information relating to such persons that is required to be included in solicitations of proxies for the election of trustees.


POLICY ADMINISTRATION COMMITTEE

Thomas J. Perna (Chair), John E. Baumgardner, Jr., and Marguerite A. Piret.


The Policy Administration Committee, among other things, oversees and monitors the fund's compliance with legal and regulatory requirements that are not directly related to financial reporting, internal financial controls, independent audits or the performance of the fund's internal audit function. The Policy Administration Committee also oversees the adoption and implementation of certain of the fund's policies and procedures.


VALUATION COMMITTEE

Diane Durnin, Benjamin M. Friedman, Lorraine H. Monchak and Marguerite A. Piret (Chair).


The Valuation Committee, among other things, determines with Amundi Pioneer the value of securities under certain circumstances and considers other matters with respect to the valuation of securities, in each case in accordance with the fund's valuation procedures.


OVERSIGHT OF RISK MANAGEMENT
Consistent with its responsibility for oversight of the fund in the interests of shareholders, the Board of Trustees has established a framework for the oversight of various risks relating to the fund, including the oversight of the identification of risks and the management of certain identified risks. The Board has delegated certain aspects of its risk oversight responsibilities to the committees, but relies primarily on

Amundi Pioneer and its affiliates for the identification and management or mitigation of risks relating to their management activities on behalf of the fund, as well as to oversee and advise the Board on the risks that may arise relating to the activities of other fund service providers.

The fund faces a number of risks, such as investment risk, counterparty risk, valuation risk, enterprise risk, reputational risk, cybersecurity risk, risk of operational failure or lack of business continuity, and legal, compliance and regulatory risk. The goal of risk management is to identify and address risks, i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the fund.

Most of the fund's investment management and business operations are carried out by or through Amundi Pioneer, its affiliates, and other service providers (such as the custodian and fund accounting agent and the transfer agent), each of which has an independent interest in risk management but whose policies and the methods by which one or more risk management functions are carried out may differ from the fund's and each other's in the setting of priorities, the resources available or the effectiveness of relevant controls. Operational or other failures, including cybersecurity failures, at any one or more of the fund's service providers could have a material adverse effect on the fund and its shareholders.

Under the overall supervision of the Board or the applicable committee of the Board, Amundi Pioneer and the affiliates of Amundi Pioneer, or other service providers to the fund, employ a variety of processes, procedures and controls in an effort to identify, address and mitigate risks. Different processes, procedures and controls are employed with respect to different types of risks. Various personnel, including the fund's and Amundi Pioneer's chief compliance officer and Amundi Pioneer's chief risk officer and director of internal audit, as well as various personnel of Amundi Pioneer and of other service providers, make periodic reports to the applicable committee or to the Board with respect to various aspects of risk management. The reports received by the Trustees related to risks typically are summaries of relevant information.

The Trustees recognize that not all risks that may affect the fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the fund's goals, that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness, and that some risks are simply beyond the control of the fund or Amundi Pioneer and its affiliates or other service providers. Because most of the fund's operations are carried out by various service providers, the Board's oversight of the risk management processes of those service providers, including processes to address cybersecurity and other operational failures, is inherently limited. (See "Cybersecurity issues" above.) As a result of the foregoing and other factors, the fund's ability to manage risk is subject to substantial limitations.

It is important to note that the fund is designed for investors that are prepared to accept investment risk, including the possibility that as yet unforeseen risks may emerge in the future.


COMPENSATION OF OFFICERS AND TRUSTEES
The Pioneer Funds, including the fund, compensate their Trustees. The Independent Trustees review and set their compensation annually, taking into consideration the committee and other responsibilities assigned to specific Trustees. The table under "Annual Fees, Expense and Other Information - Compensation of Officers and Trustees" sets forth the compensation paid to each of the Trustees. The compensation paid to the Trustees is then allocated among the funds as follows:

o each fund with assets less than $250 million pays each Independent Trustee an annual fee of $1,000.

o the remaining compensation of the Independent Trustees is allocated to each fund with assets greater than $250 million based on the fund's net assets.

o the Interested Trustees receive an annual fee of $500 from each fund, except in the case of funds with net assets of $50 million or less, which pay each Interested Trustee an annual fee of $200. Amundi Pioneer reimburses these funds for the fees paid to the Interested Trustees.

Except for the chief compliance officer, the fund does not pay any salary or other compensation to its officers. The fund pays a portion of the chief compliance officer's compensation for her services as the fund's chief compliance officer. Amundi Pioneer pays the remaining portion of the chief compliance officer's compensation.

See "Compensation of Officers and Trustees" in "Annual Fee, Expense and Other Information."


OTHER INFORMATION
The Agreement and Declaration of Trust provides that no Trustee, officer or employee of the fund shall be liable to the fund or any shareholder for any action, failure to act, error or mistake except in cases of bad faith, willful misfeasance, gross negligence or reckless disregard of duty. The Agreement and Declaration of Trust requires the fund to indemnify each Trustee, director, officer, employee and authorized agent to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee, or agent and against amounts paid or incurred by him in settlement thereof. The 1940 Act currently provides that no officer or director shall be protected from liability to the fund or shareholders for willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of office. The Agreement and Declaration of Trust extends to Trustees, officers and employees of the fund the full protection from liability that the law allows.



MATERIAL RELATIONSHIPS OF THE INDEPENDENT TRUSTEES
Mr. Baumgardner, an Independent Trustee, is Of Counsel to Sullivan & Cromwell LLP, which acts as counsel to the Independent Trustees of all of the Pioneer Funds. The aggregate compensation paid to Sullivan & Cromwell LLP by the Pioneer Funds was approximately $631,977 and $390,749 in each of 2019 and 2018.



SHARE OWNERSHIP
See "Annual Fee, Expense and Other Information" for information on the ownership of fund shares by the Trustees, the fund's officers and owners in excess of 5% of any class of shares of the fund and a table indicating the value of shares that each Trustee beneficially owns in the fund and in all the Pioneer Funds.


PROXY VOTING POLICIES
Information regarding how the fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available to shareowners without charge at https://us.amundipioneer.com and on the SEC's website at https://www.sec.gov. The fund's proxy voting policies and procedures are attached as "Appendix B."


5. INVESTMENT ADVISER AND OTHER FUND SERVICE PROVIDERS

The fund has entered into a management agreement (hereinafter, the "management contract") with Amundi Pioneer pursuant to which Amundi Pioneer acts as the fund's investment adviser. Amundi Pioneer is an indirect, wholly owned subsidiary of Amundi and Amundi's wholly owned subsidiary, Amundi USA, Inc.

Amundi is controlled by Credit Agricole S.A., a French credit institution. Credit Agricole S.A. holds approximately 70% of Amundi's share capital. The remaining shares of Amundi are held by institutional and retail investors.


Certain Trustees or officers of the fund are also directors and/or officers of certain of Amundi's subsidiaries (see management biographies above). Amundi Pioneer has entered into participating affiliate agreements with certain of its affiliates, including Amundi and certain subsidiaries of Amundi, pursuant to which these affiliates provide services, including investment management and trading services, to Amundi Pioneer.


As the fund's investment adviser, Amundi Pioneer provides the fund with investment research, advice and supervision and furnishes an investment program for the fund consistent with the fund's investment objective and policies, subject to the supervision of the fund's Trustees. Amundi Pioneer determines what portfolio securities will be purchased or sold, arranges for the placing of orders for the purchase or sale of portfolio securities, selects brokers or dealers to place those orders, maintains books and records with respect to the fund's securities transactions, and reports to the Trustees on the fund's investments and performance.

The management contract will continue in effect for an initial two year period, and thereafter shall continue in effect from year to year provided such continuance is specifically approved at least annually (i) by the Trustees of the fund or by a majority of the outstanding voting securities of the fund (as defined in the 1940 Act), and (ii) in either event, by a majority of the Independent Trustees of the fund, with such Independent Trustees casting votes in person at a meeting called for such purpose.

The management contract may be terminated without penalty by the Trustees of the fund or by vote of a majority of the outstanding voting securities of the fund on not more than 60 days' nor less than 30 days' written notice to Amundi Pioneer, or by Amundi Pioneer on not less than 90 days' written notice to the fund, and will automatically terminate in the event of its assignment (as defined in the 1940 Act) by Amundi Pioneer. The management contract is not assignable by the fund except with the consent of Amundi Pioneer.

The Trustees' approval of and the terms, continuance and termination of the management contract are governed by the 1940 Act. Pursuant to the management contract, Amundi Pioneer assumes no responsibility other than to render the services called for under the management contract, in good faith, and Amundi Pioneer will not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution of securities or other transactions for the fund. Amundi Pioneer, however, is not protected against liability by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the management contract. The management contract requires Amundi Pioneer to furnish all necessary services, facilities and personnel in connection with the performance of its services under the management contract, and except as specifically stated therein, Amundi Pioneer is not responsible for any of the fund's ordinary and extraordinary expenses.


ADVISORY FEE
As compensation for its management services and expenses incurred, the fund pays Amundi Pioneer a fee at the annual rate of 1.75% of the fund's average daily net assets. This fee is computed and accrued daily and paid monthly.


EXPENSE LIMIT

Amundi Pioneer has contractually agreed to limit ordinary operating expenses (ordinary operating expenses means all fund expenses other than extraordinary expenses, such as litigation, taxes, brokerage commissions and acquired fund fees and expenses) to the extent required to reduce fund expenses to 1.99% of the average daily net assets attributable to fund shares. This expense limitation is in effect through March 1, 2021. There can be no assurance that Amundi Pioneer will extend the expense limitation beyond March 1, 2021. While in effect, the arrangement may be terminated for a class only by agreement of Amundi Pioneer and the Board of Trustees.



ADMINISTRATION AGREEMENT
The fund has entered into an administration agreement with Amundi Pioneer pursuant to which Amundi Pioneer acts as the fund's administrator, performing certain accounting, administration and legal services for the fund. Amundi Pioneer is reimbursed for its cost of providing such services. The cost of providing these services is based on direct costs and costs of overhead, subject to review by the Board of Trustees. In addition, Brown Brothers Harriman & Co. performs certain sub-administration services to the fund pursuant to an agreement with Amundi Pioneer and the fund.

Under the terms of the administration agreement with the fund, Amundi Pioneer pays or reimburses the fund for expenses relating to its services for the fund, with the exception of the following, which are to be paid by the fund: (a) charges and expenses for fund accounting, pricing and appraisal services and related overhead, including, to the extent such services are performed by personnel of Amundi Pioneer, or its affiliates, office space and facilities and personnel compensation, training and benefits; (b) the charges and expenses of auditors; (c) the charges and expenses of any custodian, transfer agent, plan agent, dividend disbursing agent and registrar appointed by the fund; (d) issue and transfer taxes, chargeable to the fund in connection with securities transactions to which the fund is a party; (e) insurance premiums, interest charges, dues and fees for membership in trade associations and all taxes and corporate fees payable by the fund to federal, state or other governmental agencies; (f) fees and expenses involved in registering and maintaining registrations of the fund and/or its shares with federal regulatory agencies, state or blue sky securities agencies and foreign jurisdictions, including the preparation of prospectuses and statements of additional information for filing with such regulatory authorities; (g) all expenses of shareholders' and Trustees' meetings and of preparing, printing and distributing prospectuses, notices, proxy statements and all reports to shareholders and to governmental agencies; (h) charges and expenses of legal counsel to the fund and the Trustees; (i) compensation of those Trustees of the fund who are not affiliated with or interested persons of Amundi Pioneer, the fund (other than as Trustees), Amundi Pioneer Asset Management USA, Inc. or the distributor; (j) the cost of preparing and printing share certificates; (k) interest on borrowed money, if any; (l) fees payable by the fund under management agreements and the administration agreement; and (m) extraordinary expenses. The fund shall also assume and pay any other expense that the fund, Amundi Pioneer or any other agent of the fund may incur not listed above that is approved by the Board of Trustees (including a majority of the Independent Trustees) as being an appropriate expense of the fund. The fund shall pay all fees and expenses to be paid by the fund under the sub-administration agreement with Brown Brothers Harriman & Co. In addition, the fund shall pay all brokers' and underwriting commissions chargeable to the fund in connection with securities transactions to which the fund is a party.


TRANSFER AGENT
The fund has contracted with DST Systems, Inc. P.O. Box 21965, Kansas City, MP 64121, to provide certain transfer agency services for the fund. Under the transfer agency agreement, the fund will reimburse DST Systems, Inc. for its cost of providing such services to the fund. The transfer agency agreement may be terminated by the fund or DST Systems, Inc., (without penalty) at any time upon not less than 60 days' prior written notice to the other party to the agreement.


CUSTODIAN AND SUB-ADMINISTRATOR
Brown Brothers Harriman & Co. ("BBH"), 50 Post Office Square, Boston, Massachusetts 02110, is the custodian of the fund's assets. The custodian's responsibilities include safekeeping and controlling the fund's cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on the fund's investments.

BBH also performs certain fund accounting and fund administration services for the Pioneer Fund complex, including the fund. For performing such services, BBH receives fees based on complex-wide assets.


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts 02116-5072, independent registered public accounting firm, provides audit services, tax return review services, and assistance and consultation with respect to filings with the SEC for the fiscal year ended October 31, 2019.



POTENTIAL CONFLICTS OF INTEREST
The fund is managed by Amundi Pioneer, which also serves as investment adviser to other Amundi Pioneer mutual funds and other accounts (including separate accounts and unregistered products) with investment objectives identical or similar to those of the fund. Securities frequently meet the investment objectives of the fund, the other Pioneer mutual funds and such other accounts. In such cases, the decision to recommend a purchase to one fund or account rather than another is based on a number of factors. The determining factors in most cases are the amount of securities of the issuer then outstanding, the value of those securities and the market for them. Other factors considered in the investment recommendations include other investments which each fund or account presently has in a particular industry and the availability of investment funds in each fund or account.

It is possible that at times identical securities will be held by more than one fund and/or account. However, positions in the same issue may vary and the length of time that any fund or account may choose to hold its investment in the same issue may likewise vary. To the extent that more than one of the Pioneer mutual funds or a private account managed by Amundi Pioneer seeks to acquire the same security at about the same time, the fund may not be able to acquire as large a position in such security as it desires or it may have to pay a higher price for the security. Similarly, the fund may not be able to obtain as large an execution of an order to sell or as high a price for any particular portfolio security if Amundi Pioneer decides to sell on behalf of another account the same portfolio security at the same time. On the other hand, if the same securities are bought or sold at the same time by more than one fund or account, the resulting participation in volume transactions could produce better executions for the fund. In the event more than one account purchases or sells the same security on a given date, the purchases and sales will normally be made as nearly as practicable on a pro rata basis in proportion to the amounts desired to be purchased or sold by each account. Although the other Pioneer mutual funds may have the same or similar investment objectives and policies as the fund, their portfolios do not generally consist of the same investments as the fund or each other, and their performance results are likely to differ from those of the fund.


Amundi Pioneer has adopted compliance policies and procedures designed to address these potential conflicts of interest, including policies that govern, among other practices, the aggregation and allocation of trades among clients, brokerage allocations, cross trades and best execution.



PERSONAL SECURITIES TRANSACTIONS
The fund, Amundi Pioneer, and Amundi Pioneer Distributor, Inc. (the "Distributor") have adopted a code of ethics under Rule 17j-1 under the 1940 Act which is applicable to officers, trustees/directors and designated employees of Amundi Pioneer and certain of Amundi Pioneer's affiliates. The code permits such persons to engage in personal securities transactions for their own accounts, including securities that may be purchased or held by the fund, and is designed to prescribe means reasonably necessary to prevent conflicts of interest from arising in connection with personal securities transactions. The code is on public file with and available from the SEC.


6. PORTFOLIO MANAGEMENT



ADDITIONAL INFORMATION ABOUT THE PORTFOLIO MANAGERS

OTHER ACCOUNTS MANAGED BY THE PORTFOLIO MANAGERS
The table below indicates, for the portfolio managers of the fund, information about the accounts other than the fund over which the portfolio manager has day-to-day investment responsibility. All information on the number of accounts and total assets in the table is as of October 31, 2019. For purposes of the table, "Other Pooled Investment Vehicles" may include investment partnerships, undertakings for collective investments in transferable securities ("UCITS") and other non-U.S. investment funds and group trusts, and "Other Accounts" may include separate accounts for institutions or individuals, insurance company general or separate accounts, pension funds and other similar institutional accounts but generally do not include the portfolio manager's personal investment accounts or those which the manager may be deemed to own beneficially under the code of ethics. Certain funds and other accounts managed by the portfolio manager may have substantially similar investment strategies.

                                                                                               NUMBER OF          ASSETS
                                                                                                ACCOUNTS         MANAGED
                                                                                             MANAGED FOR       FOR WHICH
                                                                                          WHICH ADVISORY        ADVISORY
                                                          NUMBER OF                               FEE IS          FEE IS
NAME OF                                                    ACCOUNTS       TOTAL ASSETS      PERFORMANCE-    PERFORMANCE-
PORTFOLIO MANAGER    TYPE OF ACCOUNT                        MANAGED    MANAGED (000'S)             BASED   BASED (000'S)
-------------------  ---------------------------------- -----------  -----------------  ----------------  --------------
Chin Liu             Other Registered Investment
                     Companies                                  2    $1,027,987                      N/A             N/A
                     Other Pooled Investment Vehicles           1    $   74,073                      N/A             N/A
                     Other Accounts                             0    $        0                      N/A             N/A
-------------------  ---------------------------------- -----------  ----------         ----------------  --------------
Campbell Brown       Other Registered
                     Investment Companies                       1    $  833,649                      N/A             N/A
                     Other Pooled Investment Vehicles           0    $        0                      N/A             N/A
                     Other Accounts                             0    $        0                      N/A             N/A
-------------------  ---------------------------------- -----------  ----------         ----------------  --------------


POTENTIAL CONFLICTS OF INTEREST
When a portfolio manager is responsible for the management of more than one account, the potential arises for the portfolio manager to favor one account over another. The principal types of potential conflicts of interest that may arise are discussed below. For the reasons outlined below, Amundi Pioneer does not believe that any material conflicts are likely to arise out of a portfolio manager's responsibility for the management of the fund as well as one or more other accounts. Although Amundi Pioneer has adopted procedures that it believes are reasonably designed to detect and prevent violations of the federal securities laws and to mitigate the potential for conflicts of interest to affect its portfolio management decisions, there can be no assurance that all conflicts will be identified or that all procedures will be effective in mitigating the potential for such risks. Generally, the risks of such conflicts of interest are increased to the extent that a portfolio manager has a financial incentive to favor one account over another. Amundi Pioneer has structured its compensation arrangements in a manner that is intended to limit such potential for conflicts of interest. See "Compensation of Portfolio Manager" below.

o A portfolio manager could favor one account over another in allocating new investment opportunities that have limited supply, such as initial public offerings and private placements. If, for example, an initial public offering that was expected to appreciate in value significantly shortly after the offering was allocated to a single account, that account may be expected to have better investment performance than other accounts that did not receive an allocation of the initial public offering. Generally, investments for which there is limited availability are allocated based upon a range of factors including available cash and consistency with the accounts' investment objectives and policies. This allocation methodology necessarily involves some subjective elements but is intended over time to treat each client in an equitable and fair manner. Generally, the investment opportunity is allocated among participating accounts on a pro rata basis. Although Amundi Pioneer believes that its practices are reasonably designed to treat each client in an equitable and fair manner, there may be instances where a fund may not participate, or may participate to a lesser degree than other clients, in the allocation of an investment opportunity.

o A portfolio manager could favor one account over another in the order in which trades for the accounts are placed. If a portfolio manager determines to purchase a security for more than one account in an aggregate amount that may influence the market price of the security, accounts that purchased or sold the security first may receive a more favorable price than accounts that made subsequent transactions. The less liquid the market for the security or the greater the percentage that the proposed aggregate purchases or sales represent of average daily trading volume, the greater the potential for accounts that make subsequent purchases or sales to receive a less favorable price. When a portfolio manager intends to trade the same security on the same day for more than one account, the trades typically are "bunched," which means that the trades for the individual accounts are aggregated and each account receives the same price. There are some types of accounts as to which bunching may not be possible for contractual reasons (such as directed brokerage arrangements). Circumstances may also arise where the trader believes that bunching the orders may not result in the best possible price. Where those accounts or circumstances are involved, Amundi Pioneer will place the order in a manner intended to result in as favorable a price as possible for such client.

o A portfolio manager could favor an account if the portfolio manager's compensation is tied to the performance of that account to a greater degree than other accounts managed by the portfolio manager. If, for example, the portfolio manager receives a bonus based upon the performance of certain accounts relative to a benchmark while other accounts are disregarded for this purpose, the portfolio manager will have a financial incentive to seek to have the accounts that determine the portfolio manager's bonus achieve the best possible performance to the possible detriment of other accounts. Similarly, if Amundi Pioneer receives a performance-based advisory fee, the portfolio manager may favor that account, whether or not the performance of that account directly determines the portfolio manager's compensation.

o A portfolio manager could favor an account if the portfolio manager has a beneficial interest in the account, in order to benefit a large client or to compensate a client that had poor returns. For example, if the portfolio manager held an interest in an investment partnership that was one of the accounts managed by the portfolio manager, the portfolio manager would have an economic incentive to favor the account in which the portfolio manager held an interest.

o If the different accounts have materially and potentially conflicting investment objectives or strategies, a conflict of interest could arise. For example, if a portfolio manager purchases a security for one account and sells the same security for another account, such trading pattern may disadvantage either the account that is long or short. In making portfolio manager assignments, Amundi Pioneer seeks to avoid such potentially conflicting situations. However, where a portfolio manager is responsible for accounts with differing investment objectives and policies, it is possible that the portfolio manager will conclude that it is in the best interest of one account to sell a portfolio security while another account continues to hold or increase the holding in such security.



COMPENSATION OF PORTFOLIO MANAGERS

Amundi Pioneer has adopted a system of compensation for portfolio managers that seeks to align the financial interests of the portfolio managers with those of shareholders of the accounts (including Pioneer funds) the portfolio managers manage, as well as with the financial performance of Amundi Pioneer. The compensation program for all Amundi Pioneer portfolio managers includes a base salary (determined by the rank and tenure of the employee) and an annual bonus program, as well as customary benefits that are offered generally to all full-time employees. Base compensation is fixed and normally reevaluated on an annual basis. Amundi Pioneer seeks to set base compensation at market rates, taking into account the experience and responsibilities of the portfolio manager. The bonus plan is intended to provide a competitive level of annual bonus compensation that is tied to the portfolio manager achieving superior investment performance and align the interests of the investment professional with those of shareholders, as well as with the financial performance of Amundi Pioneer. Any bonus under the plan is completely discretionary, with a maximum annual bonus that may be in excess of base salary. The annual bonus is based upon a combination of the following factors:

o QUANTITATIVE INVESTMENT PERFORMANCE. The quantitative investment performance calculation is based on pre-tax investment performance of all of the accounts managed by the portfolio manager (which includes the fund and any other accounts managed by the portfolio manager) over a one-year period (20% weighting) and four-year period (80% weighting), measured for periods ending on December 31. The accounts, which include the fund, are ranked against a group of mutual funds with similar investment objectives and investment focus (60%) and a broad-based securities market index measuring the performance of the same type of securities in which the accounts invest (40%), which, in the case of the fund, is the Bank of America Merrill Lynch (BofA ML) 3-month U.S. Treasury Bill Index . As a result of these two benchmarks, the performance of the portfolio manager for compensation purposes is measured against the criteria that are relevant to the portfolio manager's competitive universe.

o QUALITATIVE PERFORMANCE. The qualitative performance component with respect to all of the accounts managed by the portfolio manager includes objectives, such as effectiveness in the areas of teamwork, leadership, communications and marketing, that are mutually established and evaluated by each portfolio manager and management.

o AMUNDI PIONEER RESULTS AND BUSINESS LINE RESULTS. Amundi Pioneer's financial performance, as well as the investment performance of its investment management group, affect a portfolio manager's actual bonus by a leverage factor of plus or minus (+/-) a predetermined percentage.

The quantitative and qualitative performance components comprise 80% and 20%, respectively, of the overall bonus calculation (on a pre-adjustment basis). A portion of the annual bonus is deferred for a specified period and may be invested in one or more Pioneer funds.


Certain portfolio managers participate in other programs designed to reward and retain key contributors. Portfolio managers also may participate in a deferred compensation program, whereby deferred amounts are invested in one or more Pioneer funds or collective investment trusts or other unregistered funds with similar investment objectives, strategies and policies.


SHARE OWNERSHIP BY PORTFOLIO MANAGERS
The following table indicates as of October 31, 2019 the value, within the indicated range, of shares beneficially owned by the portfolio managers of the fund.




                             BENEFICIAL OWNERSHIP
NAME OF PORTFOLIO MANAGER    OF THE FUND*
---------------------------  ---------------------
Chin Liu                     A
---------------------------  ---------------------
Campbell Brown               A
---------------------------  ---------------------


*     Key to Dollar Ranges


A.   None
B.   $1 - $10,000
C.   $10,001 - $50,000
D.   $50,001 - $100,000
E.   $100,001 - $500,000
F.   $500,001 - $1,000,000
G.   Over $1,000,000

7. PORTFOLIO TRANSACTIONS

All orders for the purchase or sale of portfolio securities are placed on behalf of the fund by Amundi Pioneer pursuant to authority contained in the fund's management contract. Securities purchased and sold on behalf of the fund normally will be traded in the over-the-counter market on a net basis (i.e. without commission) through dealers acting for their own account and not as brokers or otherwise through transactions directly with the issuer of the instrument. The cost of securities purchased from underwriters includes an underwriter's commission or concession, and the prices at which securities are purchased and sold from and to dealers include a dealer's markup or markdown. Amundi Pioneer normally seeks to deal directly with the primary market makers unless, in its opinion, better prices are available elsewhere. Amundi Pioneer seeks to obtain overall best execution on portfolio trades. The price of securities and any commission rate paid are always factors, but frequently not the only factors, in judging best execution. In selecting brokers or dealers, Amundi Pioneer considers various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability and financial condition of the dealer; the dealer's execution services rendered on a continuing basis; and the reasonableness of any dealer spreads. Transactions in non-U.S. equity securities are executed by broker-dealers in non-U.S. countries in which commission rates may not be negotiable (as such rates are in the U.S.).

Amundi Pioneer may select broker-dealers that provide brokerage and/or research services to the fund and/or other investment companies or other accounts managed by Amundi Pioneer over which it or its affiliates exercise investment discretion. In addition, consistent with Section 28(e) of the Securities Exchange Act of 1934, as amended, if Amundi Pioneer determines in good faith that the amount of commissions charged by a broker-dealer is reasonable in relation to the value of the brokerage and research services provided by such broker, the fund may pay commissions to such broker-dealer in an amount greater than the amount another firm may charge. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities or the purchasers or sellers of securities; providing stock quotation services, credit rating service information and comparative fund statistics; furnishing analyses, electronic information services, manuals and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and performance of accounts and particular investment decisions; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). Amundi Pioneer maintains a listing of broker-dealers who provide such services on a regular basis. However, because many transactions on behalf of the fund and other investment companies or accounts managed by Amundi Pioneer are placed with broker-dealers (including broker-dealers on the listing) without regard to the furnishing of such services, it is not possible to estimate the proportion of such transactions directed to such dealers solely because such services were provided. Amundi Pioneer believes that no exact dollar value can be calculated for such services.

The research received from broker-dealers may be useful to Amundi Pioneer in rendering investment management services to the fund as well as other investment companies or other accounts managed by Amundi Pioneer, although not all such research may be useful to the fund. Conversely, such information provided by brokers or dealers who have executed transaction orders on behalf of such other accounts may be useful to Amundi Pioneer in carrying out its obligations to the fund. The receipt of such research enables Amundi Pioneer to avoid the additional expenses that might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

The fund may participate in third-party brokerage and/or expense offset arrangements to reduce the fund's total operating expenses. Pursuant to third-party brokerage arrangements, the fund may incur lower expenses by directing brokerage to third-party broker-dealers which have agreed to use part of their commission to pay the fund's fees to service providers unaffiliated with Amundi Pioneer or other expenses. Since the commissions paid to the third party brokers reflect a commission cost that the fund would generally expect to incur on its brokerage transactions but not necessarily the lowest possible commission, this arrangement is intended to reduce the fund's operating expenses without increasing the cost of its brokerage commissions. Since use of such directed brokerage is subject to the requirement to achieve best execution in connection with the fund's brokerage transactions, there can be no assurance that such arrangements will be utilized. Pursuant to expense offset arrangements, the fund may incur lower transfer agency expenses due to interest earned on cash held with the transfer agent.

The Board of Trustees periodically reviews Amundi Pioneer's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the fund.

8. PURCHASE OF SHARES; REPURCHASE OF SHARES


PURCHASE OF SHARES. The fund's shares are not listed and the fund does not currently intend to list its shares for trading on any securities exchange, and does not anticipate that a secondary market will develop for its shares. Neither Amundi Pioneer, nor the fund's distributor, Amundi Pioneer Distributor, Inc. (the "Distributor"), intends to make a market in the fund's shares.


Shares are offered on a continuous basis at their net asset value per share. During any continuous offering, shares may be purchased through the Distributor. The Distributor acts as the distributor of the shares of the fund on a best efforts basis, subject to various conditions, pursuant to the terms of a distributor's contract with the fund. The Distributor is not obligated to sell any specific amount of shares of the fund. The fund has authorized one or more intermediaries (e.g., brokers, investment advisers, etc. (collectively, "Intermediaries")) to receive orders on its behalf. Such Intermediaries are authorized to designate other Intermediaries to receive orders on the fund's behalf. The fund will be deemed to have received an order when an authorized broker or, if applicable, a broker's authorized designee, receives the order. The shares will be offered at the net asset value per share calculated each regular business day.

Any continuous offering may be discontinued at any time. The fund and the Distributor will have the sole right to accept orders to purchase shares and reserve the right to reject any order in whole or in part.

Initial purchases are subject to the minimums stated in the prospectus, except that Amundi Pioneer or the Distributor may waive these minimum investment requirements in its sole discretion.

As stated in the prospectus, the fund generally expects to accept orders to purchase shares on a quarterly basis. However, the fund's ability to accept offers to purchase shares after the initial offering period may be limited, including during periods when, in the judgment of Amundi Pioneer, appropriate investments for the fund are not available.

SHARE REPURCHASE. In order to provide some liquidity to shareholders, the fund will make periodic offers to repurchase between 5% and 25% of its outstanding shares at net asset value, pursuant to Rule 23c-3 under the 1940 Act. There is no guarantee that the fund will offer to repurchase more than 5% of its outstanding shares in any repurchase offer, and there is no guarantee that you will be able to sell shares in an amount or at the time that you desire. It is also possible that a repurchase offer may be oversubscribed, in which case shareholders may only be able to have a portion of their shares repurchased. In the event a repurchase offer by the fund is oversubscribed, the fund may repurchase, but is not required to repurchase, additional shares up to a maximum amount of 2% of the outstanding shares of the fund. If the fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders submit for repurchase an amount of shares greater than that which the fund is entitled to repurchase, the fund will repurchase the shares submitted for repurchase on a pro rata basis. The fund intends to offer its shares in a continuous offering at net asset value. There can be no assurance that the fund will continue to offer its shares on a continuous basis or if so offered, that it will do so indefinitely.

9. PRICING OF SHARES

The net asset value per share of each class of the fund is determined as of the scheduled close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time) on each day on which the New York Stock Exchange is open for trading. As of the date of this statement of additional information, the New York Stock Exchange is open for trading every weekday except for the days the following holidays are observed: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Ordinarily, investments in debt securities and certain derivative instruments are valued on the basis of information furnished by independent third party pricing services which utilize primarily a matrix system (which reflects such factors as security prices, yields, maturities and ratings) or other fair value methods or technologies to provide an estimated value of the security or instrument, supplemented by dealer and exchange quotations. Senior loans are valued at the mean between the last available bid and asked prices for one or more brokers or dealers as obtained from an independent third party pricing service. Senior loans for which no reliable prices are available will be valued by an independent third party pricing service through the use of a pricing matrix or other fair value methods or techniques. Event linked bonds are valued at the bid price obtained from an independent third party pricing service. Other insurance-linked securities may be valued at the bid price obtained from an independent third party pricing service, or through a third party using a pricing matrix, insurance industry valuation models, or other fair value methods or techniques to provide an estimated value of the instrument. Other securities are valued at the last sale price on the principal exchange or market where they are traded. Securities which have not traded on the date of valuation or securities for which sales prices are not generally reported are valued at the mean between the current bid and asked prices.

Securities quoted in foreign currencies are converted to U.S. dollars utilizing foreign exchange rates employed by the fund's independent pricing services. Generally, trading in non U.S. securities is substantially completed each day at various times prior to the close of regular trading on the Exchange. The values of such securities used in computing the net asset value of the fund's shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of regular trading on the Exchange. Occasionally, events which affect the values of such securities and such exchange rates may occur between the times at which they are determined and the close of regular trading on the Exchange and will therefore not be reflected in the computation of the fund's net asset value. International securities markets may be open on days when the U.S. markets are closed. For this reason, the value of any international securities owned by the fund could change on a day you cannot buy or sell shares of the fund.

When prices determined using the foregoing methods are not available or are considered by Amundi Pioneer to be unreliable, the fund uses fair value methods to value its securities in accordance with procedures approved by the fund's trustees. The fund also may use fair value pricing methods to value its securities, including a non-U.S. security, when Amundi Pioneer determines that prices determined using the foregoing methods no longer accurately reflect the value of the security due to factors affecting one or more relevant securities markets or the specific issuer. Valuing securities using fair value methods may cause the net asset value of the fund's shares to differ from the net asset value that would be calculated using closing market prices. In connection with making fair value determinations of the value of fixed income securities, the fund may use a pricing matrix. The prices used for these securities may differ from the amounts received by the fund upon sale of the securities, and these differences may be substantial.

10. DESCRIPTION OF SHARES

The fund currently offers one class of common shares. When issued and paid for in accordance with the terms of the prospectus and statement of additional information, shares of the fund are fully paid and non-assessable. Shares will remain on deposit with the fund's transfer agent and certificates will not normally be issued. The Trust reserves the right to create and issue additional series or classes of shares, in which case the shares of each class of a series would participate equally in the earnings, dividends and assets allocable to that class of the particular series. Upon liquidation of the fund, shareholders of a class of the fund are entitled to share pro rata in the fund's net assets allocable to such class available for distribution to shareholders.

THE TRUST. The fund is a series of Pioneer ILS Bridge Fund. The Trust's operations are governed by the Declaration of Trust, dated as of June 20, 2016 (referred to in this section as the declaration). A copy of the Trust's Certificate of Trust dated as of June 20, 2016 is on file with the office of the Secretary of State of Delaware.

Delaware law provides a statutory framework for the powers, duties, rights and obligations of the board (referred to in this section as the trustees) and shareholders of the Delaware statutory trust, while the more specific powers, duties, rights and obligations of the trustees and the shareholders are determined by the trustees as set forth in the declaration. Some of the more significant provisions of the declaration are described below.

SHAREHOLDER VOTING. The declaration provides for shareholder voting as required by the 1940 Act or other applicable laws but otherwise permits, consistent with Delaware law, actions by the trustees without seeking the consent of shareholders. The trustees may, without shareholder approval, where approval of shareholders is not otherwise required under the 1940 Act, merge or consolidate the Trust into other entities, reorganize the Trust or any series or class into another trust or entity or a series or class of another entity, sell the assets of the Trust or any series or class to another entity, or a series or class of another entity, or terminate the Trust or any series or class.

The fund is not required to hold an annual meeting of shareholders, but the fund will call special meetings of shareholders whenever required by the 1940 Act or by the terms of the declaration. Each share of the fund is entitled to one vote.

ELECTION AND REMOVAL OF TRUSTEES. The declaration provides that the trustees may establish the number of trustees and that vacancies on the board may be filled by the remaining trustees, except when election of trustees by the shareholders is required under the 1940 Act. Trustees are then elected by a plurality of votes cast by shareholders at a meeting at which a quorum is present. The declaration also provides that a mandatory retirement age may be set by action of two-thirds of the trustees and that trustees may be removed at any time or for any reason by a majority of the board or by a majority of the outstanding shareholders of the Trust.

AMENDMENTS TO THE DECLARATION. The trustees are authorized to amend the declaration without the vote of shareholders, but no amendment may be made that impairs the exemption from personal liability granted in the declaration to persons who are or have been shareholders, trustees, officers or, employees of the trust or that limit the rights to indemnification or insurance provided in the declaration with respect to actions or omissions of persons entitled to indemnification under the declaration prior to the amendment.

ISSUANCE AND REDEMPTION OF SHARES. The fund may issue an unlimited number of shares for such consideration and on such terms as the trustees may determine. Shareholders are not entitled to any appraisal, preemptive, conversion, exchange or similar rights, except as the trustees may determine. The fund may involuntarily redeem a shareholder's shares upon certain conditions as may be determined by the trustees, including, for example, if the shareholder fails to provide the fund with identification required by law, or if the fund is unable to verify the information received from the shareholder. Additionally, as discussed below, shares may be redeemed in connection with the closing of small accounts.

DISCLOSURE OF SHAREHOLDER HOLDINGS. The declaration specifically requires shareholders, upon demand, to disclose to the fund information with respect to the direct and indirect ownership of shares in order to comply with various laws or regulations, and the fund may disclose such ownership if required by law or regulation.

SERIES AND CLASSES. The declaration provides that the trustees may establish series and classes in addition to those currently established and to determine the rights and preferences, limitations and restrictions, including qualifications for ownership, conversion and exchange features, minimum purchase and account size, expenses and charges, and other features of the series and classes. The trustees may change any of those features, terminate any series or class, combine series with other series in the trust, combine one or more classes of a series with another class in that series or convert the shares of one class into another class. Each share of the fund, as a series of the Trust, represents an interest in the fund only and not in the assets of any other series of the Trust.

SHAREHOLDER, TRUSTEE AND OFFICER LIABILITY. The declaration provides that shareholders are not personally liable for the obligations of the fund and requires a fund to indemnify a shareholder against liability arising solely from the shareholder's ownership of shares in the fund. In addition, the fund will assume the defense of any claim against a shareholder for personal liability at the request of the shareholder. The declaration also provides that no Trustee, officer or employee of the Trust owes any duty to any person (including without limitation any shareholder), other than the Trust or any series. The declaration further provides that no trustee, officer or employee of the fund shall be liable to the fund or any shareholder for any action, failure to act, error or mistake except in cases of bad faith, willful misfeasance, gross negligence or reckless disregard of duty. The declaration requires the fund to indemnify each trustee, director, officer, employee and authorized agent to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a trustee, director, officer, employee, or agent and against amounts paid or incurred by him in settlement thereof. The 1940 Act currently provides that no officer or director shall be protected from liability to the fund or shareholders for willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of office. The declaration extends to trustees, officers and employees of the fund the full protection from liability that the law allows.

The declaration provides that the appointment, designation or identification of a trustee as chairperson, a member of a committee, an expert, lead independent trustee, or any other special appointment, designation or identification shall not impose any heightened standard of care or liability on such trustee.

DERIVATIVE AND DIRECT ACTIONS. The declaration provides a detailed process for the bringing of derivative actions by shareholders in order to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to the fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by three unrelated shareholders must first be made on the fund's trustees. The declaration details various information, certifications, undertakings and acknowledgements that must be included in the demand. Following receipt of the demand, the trustees have a period of 90 days, which may be extended by an additional 60 days, to consider the demand. If a majority of the trustees who are considered independent for the purposes of considering the demand determine that maintaining the suit would not be in the best interests of the fund, the trustees are required to reject the demand and the complaining shareholders may not proceed with the derivative action unless the shareholders are able to sustain the burden of proof to a court that the decision of the trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the fund. The declaration further provides that shareholders owning shares representing at least 10% of the voting power of the affected fund must join in bringing the derivative action. If a demand is rejected, the complaining shareholders will be responsible for the costs and expenses (including attorneys' fees) incurred by the fund in connection with the consideration of the demand, if in the judgment of the independent trustees, the demand was made without reasonable cause or for an improper purpose. If a derivative action is brought in violation of the declaration, the shareholders bringing the action may be responsible for the fund's costs, including attorneys' fees.

The declaration provides that no shareholder may bring a direct action claiming injury as a shareholder of the Trust, or any series or class thereof, where the matters alleged (if true) would give rise to a claim by the Trust or by the Trust on behalf of a series or class, unless the shareholder has suffered an injury distinct from that suffered by the shareholders of the Trust, or the series or class, generally. Under the declaration, a shareholder bringing a direct claim must be a shareholder of the series or class with respect to which the direct action is brought at the time of the injury complained of, or have acquired the shares afterwards by operation of law from a person who was a shareholder at that time.

The declaration further provides that the fund shall be responsible for payment of attorneys' fees and legal expenses incurred by a complaining shareholder only if required by law, and any attorneys' fees that the fund is obligated to pay shall be calculated using reasonable hourly rates. The declaration also requires that actions by shareholders against the fund be brought only in federal court in Boston, Massachusetts, or if not permitted to be brought in federal court, then in state court in Boston, Massachusetts, and that shareholders have no right to jury trial for such actions.

The declaration also provides that shareholders have no rights, privileges, claims or remedies under any contract or agreement entered into by the Trust with any service provider or other agent or contract with the Trust, including, without limitation, any third party beneficiary rights, except as may be expressly provided in any service contract or agreement.


11. TAX STATUS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder acquiring, holding or disposing of shares of the fund. This discussion addresses only U.S. federal income tax consequences to U.S. shareholders who hold their shares as capital assets and does not address all of the U.S. federal income tax consequences that may be relevant to particular shareholders in light of their individual circumstances. This discussion also does not address the tax consequences to shareholders who are subject to special rules, including, without limitation, banks and financial institutions, insurance companies, real estate investment trusts, other regulated investment companies, dealers in securities or foreign currencies, foreign shareholders, shareholders who hold their shares as or in a hedge, a constructive sale, or a conversion transaction, S corporations, shareholders who are subject to the alternative minimum tax, shareholders whose functional currency is not the U.S. dollar, or governments or their agencies or instrumentalities. In addition, the discussion does not address any state, local, or non-U.S. or non-income tax consequences, and it does not address the effect of any treaty. The discussion reflects applicable tax laws of the United States as of the date of this Prospectus, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the "IRS") retroactively or prospectively. No attempt is made to present a detailed explanation of all U.S. federal income tax concerns affecting the fund and its shareholders. Investors are urged to consult their own tax advisers to determine the specific tax consequences to them of acquiring, holding and disposing of shares in the fund, including the applicable federal, state, local and foreign tax consequences to them and the effect of possible changes in tax laws.

The fund will elect to be treated, and intends to qualify each year, as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), so that it will not pay U.S. federal income tax on income and capital gains distributed to shareholders. In order to qualify as a regulated investment company under Subchapter M of the Code, the fund must, among other things, (i) derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and net income derived from an interest in a qualified publicly traded partnership (as defined in Section 851(h) of the Code) (the "90% income test") and (ii) diversify its holdings so that, at the end of each quarter of each taxable year (subject to certain exceptions and special rules): (a) at least 50% of the value of the fund's total assets is represented by (1) cash and cash items, U.S. government securities, securities of other regulated investment companies, and (2) other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the fund's total assets and to not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the fund's total assets is invested in (1) the securities (other than U.S. government securities and securities of other regulated investment companies) of any one issuer, (2) the securities (other than securities of other regulated investment companies) of two or more issuers that the fund controls and that are engaged in the same, similar, or related trades or businesses, or (3) the securities of one or more qualified publicly traded partnerships.

For purposes of the 90% income test, the character of income earned by any entities in which the fund may invest that are not treated as corporations for U.S. federal income tax purposes (e.g., partnerships other than certain publicly traded partnerships or trusts that have not elected to be classified as corporations under the "check-the-box" regulations) will generally pass through to the fund. Consequently, in order to qualify as a regulated investment company, the fund may be required to limit its equity investments in such entities that earn fee income, rental income, insurance income or other non-qualifying income.

If the fund qualifies as a regulated investment company and properly distributes to its shareholders each taxable year an amount equal to or exceeding the sum of (i) 90% of its "investment company taxable income" as that term is defined in the Code (which includes, among other things, dividends, taxable interest, and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) without regard to the deduction for dividends paid and (ii) 90% of the excess of its gross tax-exempt interest income, if any, over certain disallowed deductions, the fund generally will not be subject to U.S. federal income tax on any income of the fund, including "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), distributed to shareholders. However, if the fund meets such distribution requirements, but chooses to retain some portion of its taxable income or gains, it generally will be subject to U.S. federal income tax at regular corporate rates on the amount retained. The fund may designate certain amounts retained as undistributed net capital gain in a notice to its shareholders, who (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their proportionate shares of the undistributed amount so designated, (ii) will be entitled to credit their proportionate shares of the income tax paid by the fund on that undistributed amount against their federal income tax liabilities and to claim refunds to the extent such credits exceed their liabilities and
(iii) will be entitled to increase their tax basis, for federal income tax purposes, in their shares by an amount equal to the excess of the amount of undistributed net capital gain included in their respective income over their respective income tax credits. The fund intends to distribute at least annually all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), net tax-exempt interest income, and net capital gain.

The tax treatment of certain ILS is not entirely clear. Certain of the fund's investments (including, potentially, certain ILS) may generate income that is not qualifying income for purposes of the 90% income test. The fund might generate more non-qualifying income than anticipated, might not be able to generate qualifying income in a particular taxable year at levels sufficient to meet the 90% income test, or might not be able to determine the percentage of qualifying income it has derived for a taxable year until after year-end. The fund may determine not to make an investment that it otherwise would have made, or may dispose of an investment it otherwise would have retained (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances), in an effort to meet the 90% income test.

If, for any taxable year, the fund does not qualify as a regulated investment company or does not satisfy the 90% distribution requirement, it will be treated as a U.S. corporation subject to U.S. federal income tax, thereby subjecting any income earned by the fund to tax at the corporate level and to a further tax at the shareholder level when such income is distributed. Under certain circumstances, the fund may be able to cure a failure to qualify as a regulated investment company, but in order to do so, the fund may incur significant fund-level taxes and may be forced to dispose of certain assets.

Under the Code, the fund will be subject to a nondeductible 4% U.S. federal excise tax on a portion of its undistributed ordinary income and capital gain net income if it fails to meet certain distribution requirements with respect to each calendar year and year ending October 31, respectively. The fund intends to make distributions in a timely manner and accordingly does not expect to be subject to the excise tax.

The fund expects to declare and pay dividends of net investment income monthly and net realized capital gains annually. Dividends from income and/or capital gains may also be paid at such other times as may be necessary for the fund to avoid U.S. federal income or excise tax.

Unless a shareholder specifies otherwise, all distributions from the fund to that shareholder will be automatically reinvested in additional shares of the fund. For U.S. federal income tax purposes, all dividends generally are taxable whether a shareholder takes them in cash or they are reinvested in additional shares of the fund.

In general, assuming that the fund has sufficient earnings and profits, dividends from net investment income and net short-term capital gains are taxable either as ordinary income or, if certain conditions are met, as "qualified dividend income," taxable to individual and certain other noncorporate shareholders at U.S. federal income tax rates of up to 20%.

In general, dividends may be reported by the fund as qualified dividend income if they are attributable to qualified dividend income received by the fund. Qualified dividend income generally means dividend income received from the fund's investments, if any, in common and preferred stock of U.S. companies and stock of certain qualified foreign corporations, provided that certain holding period and other requirements are met by both the fund and the shareholders. The fund is permitted to acquire stock of corporations, and it is therefore possible that a portion of the fund's distributions may be eligible for treatment as qualified dividend income.

A foreign corporation is treated as a qualified foreign corporation for this purpose if it is incorporated in a possession of the United States or it is eligible for the benefits of certain income tax treaties with the United States and meets certain additional requirements. Certain foreign corporations that are not otherwise qualified foreign corporations will be treated as qualified foreign corporations with respect to dividends paid by them if the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States. Passive foreign investment companies are not qualified foreign corporations for this purpose. Dividends received by the fund from REITs generally are not expected to qualify for treatment as qualified dividend income.

A dividend that is attributable to qualified dividend income of the fund that is paid by the fund to a shareholder will not be taxable as qualified dividend income to such shareholder (1) if the dividend is received with respect to any share of the fund held for fewer than 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share became ex-dividend with respect to such dividend, (2) to the extent that the shareholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, or (3) if the shareholder elects to have the dividend treated as investment income for purposes of the limitation on deductibility of investment interest. The "ex-dividend" date is the date on which the owner of the share at the commencement of such date is entitled to receive the next issued dividend payment for such share even if the share is sold by the owner on that date or thereafter.

Distributions by the fund in excess of the fund's current and accumulated earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in its shares and any such amount in excess of that basis will be treated as gain from the sale of shares, as discussed below.


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

Certain dividends received by the fund from U.S. corporations (generally, dividends received by the fund in respect of any share of stock (1) with a tax holding period of at least 46 days during the 91-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend as to that dividend and (2) that is held in an unleveraged position) and distributed and appropriately so reported by the fund may be eligible for the 50% dividends-received deduction generally available to corporations under the Code. Certain preferred stock must have a holding period of at least 91 days during the 181-day period beginning on the date that is 90 days before the date on which the stock becomes ex-dividend as to that dividend in order to be eligible. Capital gain dividends distributed to the fund from other regulated investment companies are not eligible for the dividends-received deduction. The fund is permitted to acquire stock of U.S. domestic corporations, and it is therefore possible that a portion of the fund's distributions may qualify for this deduction. In order to qualify for the deduction, corporate shareholders must meet the minimum holding period requirement stated above with respect to their fund shares, taking into account any holding period reductions from certain hedging or other transactions or positions that diminish their risk of loss with respect to their fund shares, and, if they borrow to acquire or otherwise incur debt attributable to fund shares, they may be denied a portion of the dividends-received deduction with respect to those shares. Any corporate shareholder should consult its tax adviser regarding the possibility that its tax basis in its shares may be reduced, for U.S. federal income tax purposes, by reason of "extraordinary dividends" received with respect to the shares and, to the extent such basis would be reduced below zero, current recognition of income may be required.

Distributions from net capital gains, if any, that are reported as capital gain dividends by the fund are taxable as long-term capital gains for U.S. federal income tax purposes without regard to the length of time the shareholder has held shares of the fund. Capital gain dividends distributed by the fund to individual and certain other noncorporate shareholders will be taxed as long-term capital gains, which are generally taxable to noncorporate taxpayers at U.S. federal income tax rates of up to 20%. A shareholder should also be aware that the benefits of the favorable tax rates applicable to long-term capital gains and qualified dividend income may be affected by the application of the alternative minimum tax to individual shareholders.

The U.S. federal income tax status of all distributions will be reported to shareholders annually.

A 3.8% Medicare contribution tax generally applies to all or a portion of the net investment income of a shareholder who is an individual and not a nonresident alien for federal income tax purposes and who has adjusted gross income (subject to certain adjustments) that exceeds a threshold amount ($250,000 if married filing jointly or if considered a "surviving spouse" for federal income tax purposes, $125,000 if married filing separately, and $200,000 in other cases). This 3.8% tax also applies to all or a portion of the undistributed net investment income of certain shareholders that are estates and trusts. For these purposes, interest, dividends and certain capital gains (among other categories of income) are generally taken into account in computing a shareholder's net investment income.

Certain tax-exempt educational institutions will be subject to a 1.4% tax on net investment income. For these purposes, certain dividends and capital gain distributions, and certain gains from the disposition of fund shares (among other categories of income), are generally taken into account in computing a shareholder's net investment income.

Although dividends generally will be treated as distributed when paid, any dividend declared by the fund in October, November or December and payable to shareholders of record in such a month that is paid during the following January will be treated for U.S. federal income tax purposes as received by shareholders on December 31 of the calendar year in which it was declared. In addition, certain distributions made after the close of a taxable year of the fund may be "spilled back" and treated for certain purposes as paid by the fund during such taxable year. In such case, shareholders generally will be treated as having received such dividends in the taxable year in which the distributions were actually made. For purposes of calculating the


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

amount of a regulated investment company's undistributed income and gain subject to the 4% excise tax described above, such "spilled back" dividends are treated as paid by the regulated investment company when they are actually paid.

For U.S. federal income tax purposes, the fund is permitted to carry forward indefinitely a net capital loss from any taxable year to offset its capital gains, if any, in years following the year of the loss. To the extent subsequent capital gains are offset by such losses, they will not result in U.S. federal income tax liability to the fund and may not be distributed as capital gains to shareholders. See "Annual fee, expense and other information" for the fund's available capital loss carryforwards. Generally, the fund may not carry forward any losses other than net capital losses. Under certain circumstances, the fund may elect to treat certain losses as though they were incurred on the first day of the taxable year immediately following the taxable year in which they were actually incurred.

At the time of an investor's purchase of fund shares, a portion of the purchase price may be attributable to unrealized appreciation in the fund's portfolio or to undistributed capital gains of the fund. Consequently, subsequent distributions by the fund with respect to these shares from such appreciation or gains may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares and the distributions economically represent a return of a portion of the investment.

A repurchase by the fund of its shares from a shareholder generally is expected to be treated as a sale of the shares by the shareholder. If, however, the shareholder continues to own shares of the fund after a repurchase (including shares owned by attribution), some or all of the amounts received by a shareholder in a repurchase may be recharacterized either as a distribution of net investment income or as a capital gain dividend rather than as a sale of the shares. There is also a risk that shareholders who do not participate in the repurchase may be deemed to have received such a distribution as a result of their proportionate increase in the ownership of the fund. The fund will use its judgment in reporting repurchases as sales or deemed distributions, but the IRS may disagree with the fund's reporting. Shareholders should consult their own tax advisers with reference to their individual circumstances to determine whether any particular transaction in fund shares (including a repurchase) is properly treated as a sale for tax purposes, as the following discussion assumes, and to ascertain the tax treatment of any gains or losses recognized in such transactions.

In general, if fund shares are sold, the shareholder will recognize gain or loss equal to the difference between the amount realized on the sale and the shareholder's adjusted basis in the shares. Such gain or loss generally will be treated as long-term capital gain or loss if the shares were held for more than one year and otherwise generally will be treated as short-term capital gain or loss. Any loss recognized by a shareholder upon the sale or other disposition of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions to the shareholder of long-term capital gain with respect to such shares (including any amounts credited to the shareholder as undistributed capital gains).

The fund may report to the IRS the amount of proceeds that a shareholder receives from a repurchase of fund shares. The fund may also report the shareholder's basis in those shares and whether any gain or loss that the shareholder realizes on the repurchase is short-term or long-term gain or loss. If a shareholder has a different basis for different shares of the fund in the same account (e.g., if a shareholder purchased fund shares in the same account at different times for different prices, including as the result of reinvestment of dividends), the fund will calculate the basis of the shares using its default method unless the shareholder has properly elected to use a different method. The fund's default method for calculating basis will be the average basis method, under which the basis per share is reported as the average of the bases of all of the shareholder's fund shares in the account. A shareholder may elect, on an account-by-account basis, to use a method other than average basis by following procedures established by the fund. If such an election is made on or prior to the date of the first repurchase of shares in the account and on or prior to the date


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

that is one year after the shareholder receives notice of the fund's default method, the new election will generally apply as if the average basis method had never been in effect for such account. If such an election is not made on or prior to such dates, the shares in the account at the time of the election will generally retain their averaged bases. Shareholders should consult their tax advisers concerning the tax consequences of applying the average basis method or electing another method of basis calculation.

Losses on repurchases of shares may be disallowed under "wash sale" rules in the event of other investments in the fund (including those made pursuant to reinvestment of distributions) within a period of 61 days beginning 30 days before and ending 30 days after a repurchase or other disposition of shares. In such a case, the disallowed portion of any loss generally would be included in the U.S. federal tax basis of the shares acquired in the other investments.

Under Treasury regulations, if a shareholder recognizes a loss with respect to fund shares of $2 million or more for an individual shareholder, or $10 million or more for a corporate shareholder, in any single taxable year (or certain greater amounts over a combination of years), the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Shareholders who own portfolio securities directly are in many cases excepted from this reporting requirement but, under current guidance, shareholders of regulated investment companies are not excepted. A shareholder who fails to make the required disclosure to the IRS may be subject to substantial penalties. The fact that a loss is reportable under these regulations does not affect the legal determination of whether or not the taxpayer's treatment of the loss is proper. Shareholders should consult with their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Shareholders that are exempt from U.S. federal income tax, such as retirement plans that are qualified under Section 401 of the Code, generally are not subject to U.S. federal income tax on fund dividends or distributions, or on repurchases of fund shares unless the fund shares are "debt-financed property" within the meaning of the Code. However, in the case of fund shares held through a non-qualified deferred compensation plan, fund dividends and distributions received by the plan and gains from repurchases of fund shares by the plan generally are taxable to the employer sponsoring such plan in accordance with the U.S. federal income tax laws that are generally applicable to shareholders receiving such dividends or distributions from regulated investment companies such as the fund.

A plan participant whose retirement plan invests in the fund, whether such plan is qualified or not, generally is not taxed on fund dividends or distributions received by the plan or on gains from repurchases of fund shares by the plan for U.S. federal income tax purposes. However, distributions to plan participants from a retirement plan account generally are taxable as ordinary income, and different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

Foreign exchange gains and losses realized by the fund in connection with certain transactions involving foreign currency-denominated debt securities, certain options and futures contracts relating to foreign currency, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Section 988 of the Code, which generally causes such gains and losses to be treated as ordinary income and losses and may affect the amount, timing and character of distributions to shareholders. Under Treasury regulations that may be promulgated in the future, any gains from such transactions that are not directly related to the fund's principal business of investing in stock or securities (or its options contracts or futures contracts with respect to stock or securities) may have to be limited in order to enable the fund to satisfy the 90% income test.

Certain investments made by the fund (including certain ILS) may be treated as equity in passive foreign investment companies ("PFICs") for federal income tax purposes. In general, a PFIC is a foreign corporation (i) that receives at least 75% of its annual gross income from passive sources (such as interest, dividends, certain rents and royalties, or capital gains) or (ii) where at least 50% of its assets (computed based on


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

average fair market value) either produce or are held for the production of passive income. If the fund acquires any equity interest (under Treasury regulations that may be promulgated in the future, generally including not only stock but also an option to acquire stock such as is inherent in a convertible bond) in a PFIC, the fund could be subject to U.S. federal income tax and additional interest charges on "excess distributions" received from the PFIC or on gain from the sale of stock in the PFIC, even if all income or gain actually received by the fund is timely distributed to its shareholders. The fund would not be able to pass through to its shareholders any credit or deduction for such a tax. Gains from the sale of stock of PFICs may also be treated as ordinary income.

A "qualified electing fund" election or a "mark to market" election may be available that would ameliorate these adverse tax consequences, but such elections could require the fund to recognize taxable income or gain (which would be subject to the distribution requirements applicable to regulated investment companies, as described above) without the concurrent receipt of cash. In order to satisfy the distribution requirements and avoid a tax on the fund, the fund may be required to liquidate portfolio securities that it might otherwise have continued to hold (potentially resulting in taxable gain or loss to the fund and potentially under disadvantageous circumstances), or the fund may be required to borrow cash. In order for the fund to make a qualified electing fund election with respect to a PFIC, the PFIC would have to agree to provide certain tax information to the fund on an annual basis, which it might not agree to do. If the fund makes a valid qualified electing fund election with respect to a PFIC, the fund will include in its income each year its pro rata share of the PFIC's net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), whether or not any amounts are distributed from the PFIC to the fund. If the qualified electing fund election is made, actual cash distributions by the PFIC paid out of earnings and profits already included in taxable income will not be taken into account in determining the taxable income of the fund. Any gain or loss recognized by the fund on a disposition of a PFIC for which the fund has made a qualified electing fund election will generally be treated as a capital gain or loss. Under proposed Treasury regulations, certain income derived by the fund for a taxable year from a PFIC with respect to which the fund has made a qualified electing fund election would generally constitute qualifying income only to the extent the PFIC makes distributions in respect of that income to the fund for that taxable year. If the fund makes a mark-to-market election with respect to a PFIC, the fund generally will include as ordinary income each taxable year the excess, if any, of the fair market value of its stock in the PFIC at the end of the year over its adjusted tax basis in that stock, and the fund generally will be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in that stock over the fair market value of that stock at the end of the year (but only to the extent of the net amount of income previously included by the fund as a result of the mark-to-market election). If the fund makes a mark-to-market election with respect to a PFIC, then any gain recognized by the fund on a disposition of the PFIC will generally be treated as ordinary income, and any loss so recognized will be treated as an ordinary loss to the extent of the net amount of income previously included by the fund as a result of the mark-to-market election. The fund may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its after-tax return from these investments.

If a sufficient portion of the interests in a foreign issuer (including certain ILS issuers) are held or deemed held by the fund, independently or together with certain other U.S. persons, that issuer may be treated as a "controlled foreign corporation" ("CFC") with respect to the fund, in which case the fund will be required to take into account each year, as ordinary income, its share of certain portions of that issuer's income, whether or not such amounts are distributed. The fund may have to dispose of its portfolio securities (potentially resulting in the recognition of taxable gain or loss, and potentially under disadvantageous circumstances) to generate cash, or may have to borrow the cash, to meet its distribution requirements and avoid fund-level taxes. Under proposed Treasury regulations, certain income derived by the fund from a CFC for a taxable year would generally constitute qualifying income only to the extent the CFC makes distributions in respect of that income to the fund for that taxable year. In addition, some fund gains on the disposition of interests in such an issuer may be treated as ordinary income. The fund may limit and/or manage its holdings in issuers that could be treated as CFCs in order to limit its tax liability or maximize its after-tax return from these investments.


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

A different definition of CFC applies to non-U.S. entities treated as corporations for tax purposes that earn "related person insurance income" ("RPII"). RPII is, in general, any insurance income attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured or reinsured is an RPII Shareholder (as defined in the following paragraph) of the non-U.S. entity or a related person (described below) to such an RPII Shareholder. In general, and subject to certain limitations, insurance income is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract that would be taxed under subchapter L of the Code if the income were earned by a domestic insurance company.

For purposes only of taking into account RPII, and subject to the exceptions described below, a foreign entity in which the fund invests that is treated as a corporation will be treated as a CFC under the RPII rules (an "RPII CFC") if RPII Shareholders (defined below) collectively own, directly or indirectly through non-U.S. entities or constructively, 25% or more of the total combined voting power or value of such entity on any day during a taxable year. If an entity is an RPII CFC for an uninterrupted period of at least 30 calendar days during any taxable year, then a United States person who owns, directly or indirectly through non-U.S. entities, an equity interest in such entity on the last day of any such taxable year must include in its gross income for U.S. federal income tax purposes its allocable share of RPII of such entity for the entire taxable year, subject to certain modifications. An RPII Shareholder is a United States person who owns, directly or indirectly through non-U.S. entities, any amount (rather than 10% or more) of an RPII CFC's equity (an "RPII Shareholder"). Generally, for purposes of the RPII rules, a related person is someone who controls or is controlled by the RPII Shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. For these purposes, control is measured by stock ownership of either more than 50% in value or more than 50% in voting power after applying certain constructive ownership rules.

The special RPII rules do not apply to a non-U.S. insurance company if (i) the direct and indirect insureds and persons related to such insureds, whether or not United States persons, are treated at all times during the taxable year as owning, directly or indirectly, less than 20% of the voting power and less than 20% of the value of the stock of the non-U.S. insurance company; (ii) the RPII of the non-U.S. insurance company, determined on a gross basis, is less than 20% of the company's gross insurance income for such taxable year; (iii) the non-U.S. insurance company elects to be taxed on its RPII as if it were engaged in a trade or business within the United States and waives all treaty benefits to which it would otherwise be entitled; or (iv) the non-U.S. insurance company elects to be treated as a domestic corporation for U.S. federal income tax purposes. If no exception applies, each United States person who owns, directly or indirectly through non-U.S. entities, shares of an RPII CFC on the last day of such entity's taxable year will be required to include in gross income for U.S. federal income tax purposes its allocable share of RPII for the entire taxable year, but only to the extent of its share of the RPII CFC's earnings and profits. The amount includible will be determined as if all such RPII were distributed proportionately only to such United States persons at that date. Amounts distributed out of previously taxed RPII would be excluded from the U.S. shareholder's income.

The law with respect to the taxation of non-U.S. entities treated as corporations for U.S. federal income tax purposes and the individuals and entities treated as their shareholders changed under legislation enacted in late 2017. If the fund owned 10% or more of the voting power of a foreign entity treated as a corporation for U.S. federal income tax purposes for the last tax year of the foreign entity beginning before January 1, 2018, the fund may be required to include in its income its share of certain deferred foreign income of that foreign entity. Under those circumstances, the fund may be able to make an election for such amounts to be included in income over eight years. Any income included under this rule may have to be distributed to satisfy the distribution requirements referred to above even though the fund may receive no corresponding cash amounts, and even though shareholders derived no economic benefit from the foreign entity's deferred income.

If the fund invests in certain pay-in-kind securities, zero coupon securities, deferred interest securities or, in general, any other securities with original issue discount (or with market discount if the fund elects to include market discount in income currently), the fund generally must accrue income on such investments for each taxable year, which generally will be prior to the receipt of the corresponding cash payments. However, the fund must distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income (determined without regard to the deduction for dividends paid), including such accrued income, to qualify to be treated as a regulated investment company under the Code and avoid U.S. federal income and excise taxes. Therefore, the fund may have to dispose of its portfolio securities, potentially under disadvantageous circumstances, to generate cash, or may have to borrow the cash, to satisfy distribution requirements. Such a disposition of securities may potentially result in additional taxable gain or loss to the fund.

The fund may invest to a significant extent in, or hold, debt obligations that are below investment grade or that are unrated, including debt obligations of issuers not currently paying interest or that are in default. Investments in debt obligations that are at risk of or are in default present special tax issues for the fund. Federal income tax rules are not entirely clear about issues such as when the fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and interest and whether certain exchanges of debt obligations in a workout context are taxable. These and other issues will be addressed by the fund, in the event it invests in or holds such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a regulated investment company and does not become subject to U.S. federal income or excise tax.

Options written or purchased and futures contracts entered into by the fund on certain securities, indices and foreign currencies, as well as certain forward foreign currency contracts, may cause the fund to recognize gains or losses from marking-to-market even though such options may not have lapsed or been closed out or exercised, or such futures or forward contracts may not have been performed or closed out. The tax rules applicable to these contracts may affect the characterization of some capital gains and losses realized by the fund as long-term or short-term. Certain options, futures and forward contracts relating to foreign currency may be subject to Section 988 of the Code, as described above, and accordingly may produce ordinary income or loss. Additionally, the fund may be required to recognize gain if an option, futures contract, forward contract, short sale or other transaction that is not subject to the mark-to-market rules is treated as a "constructive sale" of an "appreciated financial position" held by the fund under Section 1259 of the Code. Any net mark-to-market gains and/or gains from constructive sales may also have to be distributed to satisfy the distribution requirements referred to above even though the fund may receive no corresponding cash amounts, possibly requiring the disposition of portfolio securities or borrowing to obtain the necessary cash. Such a disposition of securities may potentially result in additional taxable gain or loss to the fund. Losses on certain options, futures or forward contracts and/or offsetting positions (portfolio securities or other positions with respect to which the fund's risk of loss is substantially diminished by one or more options, futures or forward contracts) may also be deferred under the tax straddle rules of the Code, which may also affect the characterization of capital gains or losses from straddle positions and certain successor positions as long-term or short-term. Certain tax elections may be available that would enable the fund to ameliorate some adverse effects of the tax rules described in this paragraph. The tax rules applicable to options, futures, forward contracts and straddles may affect the amount, timing and character of the fund's income and gains or losses and hence of its distributions to shareholders.

The fund may be subject to withholding and other taxes imposed by foreign countries, including taxes on interest, dividends and capital gains with respect to its investments in those countries. Any such taxes would, if imposed, reduce the yield on or return from those investments. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes in some cases. If more than 50% of the fund's total assets at the close of any taxable year consist of stock or securities of foreign corporations, the fund may elect to pass through to its shareholders their pro rata shares of qualified foreign taxes paid by the fund for that taxable year. If the fund so elects, shareholders would be required to include such taxes in their gross incomes (in addition to the dividends and distributions they actually receive), would treat such taxes as foreign taxes paid by them, and as described below may be entitled to a tax deduction for such taxes or a tax credit, subject to a holding period requirement and other limitations under the Code.

Qualified foreign taxes generally include taxes that would be treated as income taxes under U.S. tax regulations but do not include most other taxes, such as stamp taxes, securities transaction taxes, and similar taxes. If the fund qualifies to make, and makes, the election described above, shareholders may deduct their pro rata portion of qualified foreign taxes paid by the fund for that taxable year in computing their income subject to U.S. federal income taxation or, alternatively, claim them as credits, subject to applicable limitations under the Code, against their U.S. federal income taxes. Shareholders who do not itemize deductions for U.S. federal income tax purposes will not, however, be able to deduct their pro rata portion of qualified foreign taxes paid by the fund, although such shareholders will be required to include their shares of such taxes in gross income if the fund makes the election described above. No deduction for such taxes will be permitted to individuals in computing their alternative minimum tax liability.

If the fund makes this election and a shareholder chooses to take a credit for the foreign taxes deemed paid by such shareholder, the amount of the credit that may be claimed in any year may not exceed the same proportion of the U.S. tax against which such credit is taken that the shareholder's taxable income from foreign sources (but not in excess of the shareholder's entire taxable income) bears to his entire taxable income. For this purpose, long-term and short-term capital gains the fund realizes and distributes to shareholders will generally not be treated as income from foreign sources in their hands, nor will distributions of certain foreign currency gains subject to Section 988 of the Code or of any other income realized by the fund that is deemed, under the Code, to be U.S.-source income in the hands of the fund. This foreign tax credit limitation may also be applied separately to certain specific categories of foreign-source income and the related foreign taxes. As a result of these rules, which may have different effects depending upon each shareholder's particular tax situation, certain shareholders may not be able to claim a credit for the full amount of their proportionate share of the foreign taxes paid by the fund. Shareholders who are not liable for U.S. federal income taxes, including tax-exempt shareholders, will ordinarily not benefit from this election. If the fund does make the election, it will provide required tax information to shareholders. The fund generally may deduct any foreign taxes that are not passed through to its shareholders in computing its income available for distribution to shareholders to satisfy applicable tax distribution requirements. Under certain circumstances, if the fund receives a refund of foreign taxes paid in respect of a prior year, the value of the fund's shares could be reduced, or any foreign tax credits or deductions passed through to shareholders in respect of the fund's foreign taxes for the current year could be reduced.

The fund is required to withhold (as "backup withholding") a portion of reportable payments, including dividends, capital gain distributions and the proceeds of repurchases of fund shares, paid to shareholders who have not complied with certain IRS regulations. The backup withholding rate is currently 24%. In order to avoid this withholding requirement, shareholders, other than certain exempt entities, must generally certify that the Social Security Number or other Taxpayer Identification Number they provide is their correct number and that they are not currently subject to backup withholding, or that they are exempt from backup withholding. The fund may nevertheless be required to backup withhold if it receives notice from the IRS or a broker that the number provided is incorrect or backup withholding is applicable as a result of previous underreporting of interest or dividend income.

Investors other than U.S. persons may be subject to different U.S. federal income tax treatment, including a non-resident alien U.S. withholding tax at the rate of 30% or any lower applicable treaty rate on amounts treated as ordinary dividends from the fund (other than certain dividends reported by the fund as (i) interest-related dividends, to the extent such dividends are derived from the fund's "qualified net interest income," or (ii) short-term capital gain dividends, to the extent such dividends are derived from the fund's "qualified short-term gain") or, in certain circumstances, unless an effective IRS Form W-8BEN or other authorized withholding certificate is on file, to backup withholding on certain other payments from the fund. "Qualified net interest income" is the fund's net income derived from U.S.-source interest and original issue discount, subject to certain exceptions and limitations. "Qualified short-term gain" generally means the excess of the net short-term capital gain of the fund for the taxable year over its net long-term capital loss, if any. Backup withholding will not be applied to payments that have been subject to the 30% (or lower applicable treaty rate) withholding tax described in this paragraph.

Unless certain non-U.S. entities that hold fund shares comply with IRS requirements that will generally require them to report information regarding U.S. persons investing in, or holding accounts with, such entities, a 30% withholding tax may apply to fund distributions payable to such entities. A non-U.S. shareholder may be exempt from the withholding described in this paragraph under an applicable intergovernmental agreement between the U.S. and a foreign government, provided that the shareholder and the applicable foreign government comply with the terms of such agreement.

Shareholders should consult their own tax advisers on these matters and on state, local, foreign and other applicable tax laws.

If, as anticipated, the fund qualifies as a regulated investment company under the Code, it will not be required to pay any Massachusetts income, corporate excise or franchise taxes or any Delaware corporation income tax.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent the fund's distributions are derived from interest on (or, in the case of intangible property taxes, to the extent the value of its assets is attributable to) certain U.S. government obligations, provided, in some states, that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The fund will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although the fund may in its sole discretion provide relevant information to shareholders.


12. FINANCIAL STATEMENTS


The fund's financial statements for the fiscal year ended October 31, 2019 appearing in the fund's annual report, filed with the SEC on January 3, 2020 (Accession No. 0001679751-20-000002) are incorporated by reference into this statement of additional information. Those financial statements have been audited by Ernst & Young LLP, independent registered public accounting firm, as indicated in their report thereon, and are incorporated herein by reference in reliance upon such report, given on the authority of Ernst & Young LLP as experts in accounting and auditing.


The fund's annual report includes the financial statements referenced above and is available without charge upon request by calling the fund at 1-844-391-3034.


13. ADDITIONAL INFORMATION

A Registration Statement on Form N-2, including amendments thereto, relating to the shares offered hereby, has been filed by the fund with the SEC, Washington, D.C. The prospectus and this statement of additional information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the fund and the shares offered hereby, reference is made to the Registration Statement. Statements contained in the prospectus and this statement of additional information as to the material terms of any contract or other document referred to are qualified by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement. A copy of the Registration Statement may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.

14. ANNUAL FEE, EXPENSE AND OTHER INFORMATION


PORTFOLIO TURNOVER

The fund commenced investment operations on October 1, 2019. As of the date of this statement of additional information the fund had not yet completed a fiscal year.



SHARE OWNERSHIP

As of the date of this statement of additional information, the Adviser owned 100% of the outstanding shares of the fund's outstanding shares.



TRUSTEE OWNERSHIP OF SHARES OF THE FUND AND OTHER PIONEER FUNDS

The following table indicates the value of shares that each Trustee beneficially owned in the fund and Pioneer Funds in the aggregate as of December 31, 2019. Beneficial ownership is determined in accordance with SEC rules. The share value of any closed-end fund is based on its closing market price on December 31, 2019. The share value of any open-end Pioneer Fund is based on the net asset value of the class of shares on December 31, 2019. The dollar ranges in this table are in accordance with SEC requirements.




                                                        AGGREGATE DOLLAR RANGE OF EQUITY
                                DOLLAR RANGE OF             SECURITIES IN ALL REGISTERED
                              EQUITY SECURITIES         INVESTMENT COMPANIES OVERSEEN BY
NAME OF TRUSTEE                     IN THE FUND   TRUSTEE IN THE PIONEER FAMILY OF FUNDS
--------------------------  -------------------  ---------------------------------------
INTERESTED TRUSTEES:
--------------------------  -------------------  ---------------------------------------
Lisa M. Jones                            None                             Over $100,000
--------------------------  -------------------  ---------------------------------------
Kenneth J. Taubes                        None                             Over $100,000
--------------------------  -------------------  ---------------------------------------
INDEPENDENT TRUSTEES:
--------------------------  -------------------  ---------------------------------------
John E. Baumgardner, Jr.                 None                             Over $100,000
--------------------------  -------------------  ---------------------------------------
Diane Durnin                             None                             Over $100,000
--------------------------  -------------------  ---------------------------------------
Benjamin M. Friedman                     None                             Over $100,000
--------------------------  -------------------  ---------------------------------------
Lorraine H. Monchak                      None                             Over $100,000
--------------------------  -------------------  ---------------------------------------
Thomas J. Perna                          None                             Over $100,000
--------------------------  -------------------  ---------------------------------------
Marguerite A. Piret                      None                             Over $100,000
--------------------------  -------------------  ---------------------------------------
Fred J. Ricciardi                        None                             Over $100,000
--------------------------  -------------------  ---------------------------------------


COMPENSATION OF OFFICERS AND TRUSTEES
The following table sets forth certain information with respect to the compensation of each Trustee of the fund.

                                                       PENSION OR
                                                       RETIREMENT
                                    AGGREGATE    BENEFITS ACCRUED      TOTAL COMPENSATION
                                 COMPENSATION     AS PART OF FUND       FROM THE FUND AND
NAME OF TRUSTEE                     FROM FUND            EXPENSES   OTHER PIONEER FUNDS**
-----------------------------  --------------  ------------------  ----------------------
INTERESTED TRUSTEES:
-----------------------------  -----           -----               -------------
Lisa M. Jones*                 $0.00           $0.00               $        0.00
-----------------------------  -----           -----               -------------
Kenneth J. Taubes*             $0.00           $0.00               $        0.00
-----------------------------  -----           -----               -------------
INDEPENDENT TRUSTEES:
-----------------------------  -----           -----               -------------
John E. Baumgardner, Jr.***    $0.00           $0.00               $   20,604.00
-----------------------------  -----           -----               -------------
David R. Bock*****             $0.00           $0.00               $  291,250.00
-----------------------------  -----           -----               -------------
Diane Durnin****               $0.00           $0.00               $   61,108.00
-----------------------------  -----           -----               -------------
Benjamin M. Friedman           $0.00           $0.00               $  288,500.00
-----------------------------  -----           -----               -------------
Margaret B.W. Graham*****      $0.00           $0.00               $  259,500.00
-----------------------------  -----           -----               -------------
Lorraine H. Monchak            $0.00           $0.00               $  279,250.00
-----------------------------  -----           -----               -------------
Thomas J. Perna                $0.00           $0.00               $  365,500.00
-----------------------------  -----           -----               -------------
Marguerite A. Piret            $0.00           $0.00               $  271,750.00
-----------------------------  -----           -----               -------------
Fred J. Ricciardi              $0.00           $0.00               $  256,250.00
-----------------------------  -----           -----               -------------
 TOTAL                         $0.00           $0.00               $2,073,108.00
-----------------------------  -----           -----               -------------


* Under the management contract, Amundi Pioneer reimburses the fund for any Interested Trustee fees paid by the fund.


** For the calendar year ended October 31, 2019. As of October 31, 2019, there were 45 registered investment portfolios in the Pioneer Family of Funds.

***   Mr. Baumgardner became a Trustee on September 16, 2019.

****  Ms. Durnin became a Trustee on July 15, 2019.


***** Mr. Bock and Ms. Graham retired as Trustees of the Pioneer Funds effective December 31, 2019.


MANAGEMENT FEES THE FUND PAID OR OWED AMUNDI PIONEER
Not applicable. (1)


FEES THE FUND PAID TO AMUNDI PIONEER UNDER THE ADMINISTRATION AGREEMENT Not applicable. (1)


SECURITIES OF REGULAR BROKER-DEALERS

Not applicable. (1)

(1) The fund had not commenced operations as of the date of this statement of additional information.

15. APPENDIX A - DESCRIPTION OF SHORT-TERM DEBT, CORPORATE BOND AND PREFERRED STOCK RATINGS/1/


DESCRIPTION OF MOODY'S INVESTORS SERVICE, INC.'S ("MOODY'S") SHORT-TERM
RATINGS:
Moody's short-term ratings are forward-looking opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity of thirteen months or less and reflect the likelihood of a default on contractually promised payments.

Moody's employs the following designations to indicate the relative repayment ability of rated issuers:

P-1: Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2: Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3: Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP: Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

NOTE: Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor or support-provider.


DESCRIPTION OF MOODY'S LONG-TERM CORPORATE RATINGS:
Moody's long-term obligation ratings are forward-looking opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings use Moody's Global Long-Term Rating Scale and reflect both on the likelihood of default on contractually promised payments and the expected financial loss suffered in the event of default.

AAA: Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

AA: Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A: Obligations rated A are considered upper-medium grade and are subject to low credit risk.

BAA: Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk, and as such may possess certain speculative characteristics.

BA: Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B: Obligations rated B are considered speculative and are subject to high credit risk.

CAA: Obligations rated Caa are judged to be speculative and of poor standing and are subject to very high credit risk.
------------------------
/1/ The ratings indicated herein are believed to be the most recent ratings available at the date of this statement of additional information for the securities listed. Ratings are generally given to securities at the time of issuance. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings indicated do not necessarily represent ratings which will be given to these securities on the date of the fund's fiscal year-end.

CA: Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C: Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

NOTE: Moody's appends numerical modifiers "1", "2", and "3" to each generic rating classification from "Aa" through "Caa". The modifier "1" indicates that the obligation ranks in the higher end of its generic rating category; the modifier "2" indicates a mid-range ranking; and the modifier "3" indicates a ranking in the lower end of that generic rating category. Additionally, a "(hyb)" indicator is appended to all ratings of hybrid securities issued by banks, finance companies and securities firms.


STANDARD & POOR'S RATINGS GROUP'S LONG-TERM ISSUE CREDIT RATINGS:
Issue credit ratings are based, in varying degrees, on Standard & Poor's analysis of the following considerations:

o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

o Nature of and provisions of the obligation;

o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA: An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated "AA" differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, AND C: Obligations rated "BB", "B", "CCC", "CC", and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC: An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC: An obligation rated "CC" is currently highly vulnerable to nonpayment.

C: A "C" rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the "C" rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

D: An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized. An obligation's rating is lowered to "D" upon completion of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

PLUS (+) OR MINUS (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

NR: This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.


STANDARD & POOR'S SHORT-TERM ISSUE CREDIT RATINGS:
Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity date of no more than 365 days - including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating.

A-1: A short-term obligation rated "A-1" is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2: A short-term obligation rated "A-2" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3: A short-term obligation rated "A-3" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B: A short-term obligation rated "B" is regarded as having significant speculative characteristics. Ratings of "B-1", "B-2", and "B-3" may be assigned to indicate finer distinctions within the "B" category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B-1: A short-term obligation rated "B-1" is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-2: A short-term obligation rated "B-2" is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-3: A short-term obligation rated "B-3" is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

C: A short-term obligation rated "C" is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D: A short-term obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.


LOCAL CURRENCY AND FOREIGN CURRENCY RISKS
Country risk considerations are a standard part of Standard & Poor's analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor's capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government's own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

16. APPENDIX B - PROXY VOTING POLICIES AND PROCEDURES


POLICY

Each of the Pioneer Funds and certain other clients of Amundi Pioneer Asset Management, Inc. and Amundi Pioneer Institutional Asset Management, Inc. (collectively, "Amundi Pioneer") have delegated responsibility to vote proxies related to portfolio holdings to Amundi Pioneer. Amundi Pioneer is a fiduciary that owes each of its clients the duties of care and loyalty with respect to all services undertaken on the client's behalf, including voting proxies for securities held by the client. When Amundi Pioneer has been delegated proxy-voting authority for a client, the duty of care requires Amundi Pioneer to monitor corporate events and to vote the proxies. To satisfy its duty of loyalty, Amundi Pioneer must place the client's interests ahead of its own and must cast proxy votes in a manner consistent with the best interest of the client. It is Amundi Pioneer's policy to vote proxies presented to Amundi Pioneer in a timely manner in accordance with these principles.

Amundi Pioneer's sole concern in voting proxies is the economic effect of the proposal on the value of portfolio holdings, considering both the short- and long-term impact. In many instances, Amundi Pioneer believes that supporting the company's strategy and voting "for" management's proposals builds portfolio value. In other cases, however, proposals set forth by management may have a negative effect on that value, while some shareholder proposals may hold the best prospects for enhancing it. Amundi Pioneer monitors developments in the proxy voting arena and will revise this policy as needed.

Amundi Pioneer believes that environmental, social and governance (ESG) factors can affect companies' long-term prospects for success and the sustainability of their business models. Since ESG factors that may affect corporate performance and economic value are considered by our investment professionals as part of the investment management process, Amundi Pioneer also considers these factors when reviewing proxy proposals. This approach is consistent with the stated investment objectives and policies of funds and investment strategies.

It should be noted that the proxy voting guidelines below are guidelines, not rules, and Amundi Pioneer reserves the right in all cases to vote contrary to guidelines where doing so is determined to represent the best economic interests of our clients. Further, the Pioneer Funds or other clients of Amundi Pioneer may direct Amundi Pioneer to vote contrary to guidelines.

Amundi Pioneer's clients may request copies of their proxy voting records and of Amundi Pioneer's proxy voting policies and procedures by either sending a written request to Amundi Pioneer's Proxy Coordinator, or clients may review Amundi Pioneer's proxy voting policies and procedures on-line at Amundi Pioneer.com. Amundi Pioneer may describe to clients its proxy voting policies and procedures by delivering a copy of Amundi Pioneer's Form ADV (Part II), by separate notice to the client or by other means.



APPLICABILITY

This Proxy Voting policy and the procedures set forth below are designed to complement Amundi Pioneer's investment policies and procedures regarding its general responsibility to monitor the performance and/or corporate events of companies that are issuers of securities held in accounts managed by Amundi Pioneer. This policy sets forth Amundi Pioneer's position on a number of issues for which proxies may be solicited but it does not include all potential voting scenarios or proxy events. Furthermore, because of the special issues associated with proxy solicitations by closed-end Funds, Amundi Pioneer will vote shares of closed-end Funds on a case-by-case basis.

PURPOSE

The purpose of this policy is to ensure that proxies for United States ("US") and non-US companies that are received in a timely manner will be voted in accordance with the principles stated above. Unless the Proxy Voting Oversight Group (as described below) specifically determines otherwise, all shares in a company held by Amundi Pioneer-managed accounts for which Amundi Pioneer has proxy-voting authority will be voted alike, unless a client has given specific voting instructions on an issue.

Amundi Pioneer does not delegate the authority to vote proxies relating to securities held by its clients to any of its affiliates. Any questions about this policy should be directed to Amundi Pioneer's Director of Investment Operations (the "Proxy Coordinator").



PROCEDURES



PROXY VOTING SERVICE
Amundi Pioneer has engaged an independent proxy voting service to assist in the voting of proxies. The proxy voting service works with custodians to ensure that all proxy materials are received by the custodians and are processed in a timely fashion. The proxy voting service votes all proxies in accordance with the proxy voting guidelines established by Amundi Pioneer and set forth herein, to the extent applicable. The proxy voting service will refer proxy questions to the Proxy Coordinator (described below) for instructions under circumstances where: (1) the application of the proxy voting guidelines is unclear; (2) a particular proxy question is not covered by the guidelines; or (3) the guidelines call for specific instructions on a case-by-case basis. The proxy voting service is also requested to call to the Proxy Coordinator's attention specific proxy questions that, while governed by a guideline, appear to involve unusual or controversial issues. Amundi Pioneer reserves the right to attend a meeting in person and may do so when it determines that the company or the matters to be voted on at the meeting are strategically important to its clients.

To supplement its own research and analysis in determining how to vote on a particular proxy proposal, Amundi Pioneer may utilize research, analysis or recommendations provided by the proxy voting service on a case-by-case basis. Amundi Pioneer does not, as a policy, follow the assessments or recommendations provided by the proxy voting service without its own analysis and determination.


PROXY COORDINATOR
The Proxy Coordinator coordinates the voting, procedures and reporting of proxies on behalf of Amundi Pioneer's clients. The Proxy Coordinator will deal directly with the proxy voting service and, in the case of proxy questions referred by the proxy voting service, will solicit voting recommendations and instructions from the Portfolio Management Group, or, to the extent applicable, investment sub-advisers. The Proxy Coordinator is responsible for ensuring that these questions and referrals are responded to in a timely fashion and for transmitting appropriate voting instructions to the proxy voting service. The Proxy Coordinator is responsible for verifying with the General Counsel or his or her designee whether Amundi Pioneer's voting power is subject to any limitations or guidelines issued by the client (or in the case of an employee benefit plan, the plan's trustee or other fiduciaries).


REFERRAL ITEMS
The proxy voting service will refer proxy questions to the Proxy Coordinator or his or her designee that are described by Amundi Pioneer's proxy voting guidelines as to be voted on a case-by-case basis, that are not covered by Amundi Pioneer's guidelines or where Amundi Pioneer's guidelines may be unclear with respect to the matter to be voted on. Under such circumstances, the Proxy Coordinator will seek a written voting recommendation from the Chief Investment Officer, U.S. or his or her designated equity portfolio-management representative. Any such recommendation will include: (i) the manner in which the proxies should be voted; (ii) the rationale underlying any such decision; and (iii) the disclosure of any contacts or communications made between Amundi Pioneer and any outside parties concerning the proxy proposal prior to the time that the voting instructions are provided.


SECURITIES LENDING
In accordance with industry standards, proxies are not available to be voted when the shares are out on loan through either Amundi Pioneer's lending program or a client's managed security lending program. However, Amundi Pioneer will reserve the right to recall lent securities so that they may be voted according to Amundi Pioneer's instructions. If a portfolio manager would like to vote a block of previously lent shares, the Proxy Coordinator will work with the portfolio manager and Investment Operations to recall the security, to the extent possible, to facilitate the vote on the entire block of shares. Certain clients participate in securities lending programs. Although such programs allow for the recall of securities for any reason, Amundi Pioneer may determine not to vote securities on loan and it may not always be possible for securities on loan to be recalled in time to be voted.


SHARE-BLOCKING

"Share-blocking" is a market practice whereby shares are sent to a custodian (which may be different than the account custodian) for record keeping and voting at the general meeting. The shares are unavailable for sale or delivery until the end of the blocking period (typically the day after general meeting date).


Amundi Pioneer will vote in those countries with "share-blocking." In the event a manager would like to sell a security with "share-blocking", the Proxy Coordinator will work with the Portfolio Manager and Investment Operations Department to recall the shares (as allowable within the market time-frame and practices) and/or communicate with executing brokerage firm. A list of countries with "share-blocking" is available from the Investment Operations Department upon request.


PROXY VOTING OVERSIGHT GROUP
The members of the Proxy Voting Oversight Group include Amundi Pioneer's Chief Investment Officer, U.S. or his or her designated equity portfolio management representative, the Chief of Staff, U.S., and the Chief Compliance Officer of the Adviser and Funds. Other members of Amundi Pioneer will be invited to attend meetings and otherwise participate as necessary. The Chief of Staff, U.S. will chair the Proxy Voting Oversight Group.

The Proxy Voting Oversight Group is responsible for developing, evaluating, and changing (when necessary) Amundi Pioneer's proxy voting policies and procedures. The Group meets at least annually to evaluate and review this policy and the services of its third-party proxy voting service. In addition, the Proxy Voting Oversight Group will meet as necessary to vote on referral items and address other business as necessary.



AMENDMENTS

Amundi Pioneer may not amend this policy without the prior approval of the Proxy Voting Oversight Group.


FORM N-PX
The Proxy Coordinator and the Director of Regulatory Reporting are responsible for ensuring that Form N-PX documents receive the proper review by a member of the Proxy Voting Oversight Group prior to a Fund officer signing the forms.

The Investment Operations department will provide the Compliance department with a copy of each Form N-PX filing prepared by the proxy voting service.

Compliance files N-PX. The Compliance department will ensure that a corresponding Form N-PX exists for each Amundi Pioneer registered investment company.


Following this review, each Form N-PX is formatted for public dissemination via the EDGAR system.

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Prior to submission, each Form N-PX is to be presented to the Fund officer for a final review and signature.


Copies of the Form N-PX filings and their submission receipts are maintained according to Amundi Pioneer record keeping policies.


PROXY VOTING GUIDELINES



ADMINISTRATIVE
While administrative items appear infrequently in U.S. issuer proxies, they are quite common in non-U.S. proxies.

We will generally support these and similar management proposals:

o Corporate name change.

o A change of corporate headquarters.

o Stock exchange listing.

o Establishment of time and place of annual meeting.

o Adjournment or postponement of annual meeting.

o Acceptance/approval of financial statements.

o Approval of dividend payments, dividend reinvestment plans and other dividend-related proposals.

o Approval of minutes and other formalities.

o Authorization of the transferring of reserves and allocation of income.

o Amendments to authorized signatories.

o Approval of accounting method changes or change in fiscal year-end.

o Acceptance of labor agreements.

o Appointment of internal auditors.


Amundi Pioneer will vote on a case-by-case basis on other routine administrative items; however, Amundi Pioneer will oppose any routine proposal if insufficient information is presented in advance to allow Amundi Pioneer to judge the merit of the proposal. Amundi Pioneer has also instructed its proxy voting service to inform Amundi Pioneer of its analysis of any administrative items that may be inconsistent, in its view, with Amundi Pioneer's goal of supporting the value of its clients' portfolio holdings so that Amundi Pioneer may consider and vote on those items on a case-by-case basis in its discretion.



AUDITORS
We normally vote for proposals to:

Ratify the auditors. We will consider a vote against if we are concerned about the auditors' independence or their past work for the company. Specifically, we will oppose the ratification of auditors and withhold votes for audit committee members if non-audit fees paid by the company to the auditing firm exceed the sum of audit fees plus audit-related fees plus permissible tax fees according to the disclosure categories proposed by the Securities and Exchange Commission.

o Restore shareholder rights to ratify the auditors.

We will normally oppose proposals that require companies to:

o Seek bids from other auditors.

o Rotate auditing firms, except where the rotation is statutorily required or where rotation would demonstrably strengthen financial disclosure.

o Indemnify auditors.

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o Prohibit auditors from engaging in non-audit services for the company.



BOARD OF DIRECTORS
On issues related to the board of directors, Amundi Pioneer normally supports management. We will, however, consider a vote against management in instances where corporate performance has been poor or where the board appears to lack independence.


GENERAL BOARD ISSUES
Amundi Pioneer will vote for:


o Audit, compensation and nominating committees composed of independent directors exclusively.

o Indemnification for directors for actions taken in good faith in accordance with the business judgment rule. We will vote against proposals for broader indemnification.

o Changes in board size that appear to have a legitimate business purpose and are not primarily for anti-takeover reasons.

o Election of an honorary director.

We will vote against:

o Minimum stock ownership by directors.

o Term limits for directors. Companies benefit from experienced directors, and shareholder control is better achieved through annual votes.

o Requirements for union or special interest representation on the board.

o Requirements to provide two candidates for each board seat.

We will vote on a case-by case basis on these issues:

o Separate chairman and CEO positions. We will consider voting with shareholders on these issues in cases of poor corporate performance.



ELECTIONS OF DIRECTORS

In uncontested elections of directors we will vote against:

o Individual directors with absenteeism above 25% without valid reason. We support proposals that require disclosure of director attendance.


o Insider directors and affiliated outsiders who sit on the audit, compensation, stock option or nominating committees. For the purposes of our policy, we use the definition of affiliated directors provided by our proxy voting service.


We will also vote against:

o Directors who have failed to act on a takeover offer where the majority of shareholders have tendered their shares.


o Directors who appear to lack independence or are associated with poor corporate or governance performance.

We will vote on a case-by case basis on these issues:

Re-election of directors who have implemented or renewed a dead hand or modified dead-hand poison pill (a "dead-hand poison pill" is a shareholder rights plan that may be altered only by incumbent or "dead" directors. These plans prevent a potential acquirer from disabling a poison pill by obtaining control of the board through a proxy vote).


o Contested election of directors.

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o Election of a greater number of independent directors (in order to move closer to a majority of independent directors) in cases of poor performance.


o Mandatory retirement policies.

o Directors who have ignored a shareholder proposal that has been approved by shareholders for two consecutive years.

We will vote for:

o Precatory and binding resolutions requesting that the board changes the company's bylaws to stipulate that directors need to be elected with affirmative majority of votes cast, provided that the resolutions allow for plurality voting in cases of contested elections.



TAKEOVER-RELATED MEASURES
Amundi Pioneer is generally opposed to proposals that may discourage takeover attempts. We believe that the potential for a takeover helps ensure that corporate performance remains high.

Amundi Pioneer will vote for:


o Cumulative voting.

o Increasing the ability for shareholders to call special meetings.

o Increasing the ability for shareholders to act by written consent.

o Restrictions on the ability to make greenmail payments.

o Submitting rights plans to shareholder vote.

o Rescinding shareholder rights plans ("poison pills").

o Opting out of the following state takeover statutes:

  - Control share acquisition statutes, which deny large holders voting rights on holdings over a specified threshold.


  - Control share cash-out provisions, which require large holders to acquire shares from other holders.



  - Freeze-out provisions, which impose a waiting period on large holders before they can attempt to gain control.


  - Stakeholder laws, which permit directors to consider interests of non-shareholder constituencies.

  - Disgorgement provisions, which require acquirers to disgorge profits on purchases made before gaining control.

  - Fair price provisions.

  - Authorization of shareholder rights plans.

  - Labor protection provisions.

  - Mandatory classified boards.

We will vote on a case-by-case basis on the following issues:

o Fair price provisions. We will vote against provisions requiring supermajority votes to approve takeovers. We will also consider voting against proposals that require a supermajority vote to repeal or amend the provision. Finally, we will consider the mechanism used to determine the fair price; we are generally opposed to complicated formulas or requirements to pay a premium.

o Opting out of state takeover statutes regarding fair price provisions. We will use the criteria used for fair price provisions in general to determine our vote on this issue.

o Proposals that allow shareholders to nominate directors.

We will vote against:

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o Classified boards, except in the case of closed-end funds, where we shall vote on a case-by-case basis.

o Limiting shareholder ability to remove or appoint directors. We will support proposals to restore shareholder authority in this area. We will review on case-by-case basis proposals that authorize the board to make interim appointments.

o Classes of shares with unequal voting rights.

o Supermajority vote requirements.

o Severance packages ("golden" and "tin" parachutes). We will support proposals to put these packages to shareholder vote.

o Reimbursement of dissident proxy solicitation expenses. While we ordinarily support measures that encourage takeover bids, we believe that management should have full control over corporate funds.

o Extension of advance notice requirements for shareholder proposals.


o Granting board authority normally retained by shareholders, particularly the right to amend the corporate charter.


o Shareholder rights plans ("poison pills"). These plans generally allow shareholders to buy additional shares at a below-market price in the event of a change in control and may deter some bids.



CAPITAL STRUCTURE
Managements need considerable flexibility in determining the company's financial structure, and Amundi Pioneer normally supports managements' proposals in this area. We will, however, reject proposals that impose high barriers to potential takeovers.

Amundi Pioneer will vote for:


o Changes in par value.

o Reverse splits, if accompanied by a reduction in number of shares.

o Shares repurchase programs, if all shareholders may participate on equal terms.

o Bond issuance.

o Increases in "ordinary" preferred stock.


o Proposals to have blank-check common stock placements (other than shares issued in the normal course of business) submitted for shareholder approval.


o Cancellation of company treasury shares.

We will vote on a case-by-case basis on the following issues:

o Reverse splits not accompanied by a reduction in number of shares, considering the risk of delisting.

o Increase in authorized common stock. We will make a determination considering, among other factors:

  - Number of shares currently available for issuance;

  - Size of requested increase (we would normally approve increases of up to 100% of current authorization);


  - Proposed use of the proceeds from the issuance of additional shares; and


  - Potential consequences of a failure to increase the number of shares outstanding (e.g., delisting or bankruptcy).


o Blank-check preferred. We will normally oppose issuance of a new class of blank-check preferred, but may approve an increase in a class already outstanding if the company has demonstrated that it uses this flexibility appropriately.


o Proposals to submit private placements to shareholder vote.

o Other financing plans.

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We will vote against preemptive rights that we believe limit a company's financing flexibility.


COMPENSATION

Amundi Pioneer supports compensation plans that link pay to shareholder returns and believes that management has the best understanding of the level of compensation needed to attract and retain qualified people. At the same time, stock-related compensation plans have a significant economic impact and a direct effect on the balance sheet. Therefore, while we do not want to micromanage a company's compensation programs, we place limits on the potential dilution these plans may impose.

Amundi Pioneer will vote for:


o 401(k) benefit plans.

o Employee stock ownership plans (ESOPs), as long as shares allocated to ESOPs are less than 5% of outstanding shares. Larger blocks of stock in ESOPs can serve as a takeover defense. We will support proposals to submit ESOPs to shareholder vote.

o Various issues related to the Omnibus Budget and Reconciliation Act of 1993
  (OBRA), including:

  - Amendments to performance plans to conform with OBRA;

  - Caps on annual grants or amendments of administrative features;


  - Adding performance goals; and

  - Cash or cash-and-stock bonus plans.


o Establish a process to link pay, including stock-option grants, to performance, leaving specifics of implementation to the company.

o Require that option repricing be submitted to shareholders.

o Require the expensing of stock-option awards.

o Require reporting of executive retirement benefits (deferred compensation, split-dollar life insurance, SERPs, and pension benefits).

o Employee stock purchase plans where the purchase price is equal to at least 85% of the market price, where the offering period is no greater than 27 months and where potential dilution (as defined below) is no greater than 10%.

We will vote on a case-by-case basis on the following issues:

o Shareholder proposals seeking additional disclosure of executive and director pay information.

o Executive and director stock-related compensation plans. We will consider the following factors when reviewing these plans:

  - The program must be of a reasonable size. We will approve plans where the combined employee and director plans together would generate less than 15% dilution. We will reject plans with 15% or more potential dilution.


    - Dilution = (A + B + C) / (A + B + C + D), where

    - A = Shares reserved for plan/amendment,

    - B = Shares available under continuing plans,

    - C = Shares granted but unexercised and

    - D = Shares outstanding.


  - The plan must not:


    - Explicitly permit unlimited option repricing authority or have allowed option repricing in the past without shareholder approval.


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    - Be a self-replenishing "evergreen" plan or a plan that grants discount options and tax offset payments.


  - We are generally in favor of proposals that increase participation beyond executives.

  - We generally support proposals asking companies to adopt rigorous vesting provisions for stock option plans such as those that vest incrementally over, at least, a three- or four-year period with a pro rata portion of the shares becoming exercisable on an annual basis following grant date.

  - We generally support proposals asking companies to disclose their window period policies for stock transactions. Window period policies ensure that employees do not exercise options based on insider information contemporaneous with quarterly earnings releases and other material corporate announcements.

  - We generally support proposals asking companies to adopt stock holding periods for their executives.

o All other employee stock purchase plans.

o All other compensation-related proposals, including deferred compensation plans, employment agreements, loan guarantee programs and retirement plans.

o All other proposals regarding stock compensation plans, including extending the life of a plan, changing vesting restrictions, repricing options, lengthening exercise periods or accelerating distribution of awards and pyramiding and cashless exercise programs.

We will vote against:

o Pensions for non-employee directors. We believe these retirement plans reduce director objectivity.

o Elimination of stock option plans.


We will vote on a case-by case basis on these issues:


o Limits on executive and director pay.

o Stock in lieu of cash compensation for directors.



CORPORATE GOVERNANCE
Amundi Pioneer will vote for:


o Confidential voting.

o Equal access provisions, which allow shareholders to contribute their opinions to proxy materials.

o Proposals requiring directors to disclose their ownership of shares in the company.

We will vote on a case-by-case basis on the following issues:

o Change in the state of incorporation. We will support reincorporations supported by valid business reasons. We will oppose those that appear to be solely for the purpose of strengthening takeover defenses.

o Bundled proposals. We will evaluate the overall impact of the proposal.

o Adopting or amending the charter, bylaws or articles of association.

o Shareholder appraisal rights, which allow shareholders to demand judicial review of an acquisition price.

We will vote against:

o Shareholder advisory committees. While management should solicit shareholder input, we prefer to leave the method of doing so to management's discretion.

o Limitations on stock ownership or voting rights.

o Reduction in share ownership disclosure guidelines.

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MERGERS AND RESTRUCTURINGS
Amundi Pioneer will vote on the following and similar issues on a case-by-case basis:


o Mergers and acquisitions.

o Corporate restructurings, including spin-offs, liquidations, asset sales, joint ventures, conversions to holding company and conversions to self-managed REIT structure.

o Debt restructurings.

o Conversion of securities.

o Issuance of shares to facilitate a merger.

o Private placements, warrants, convertible debentures.

o Proposals requiring management to inform shareholders of merger opportunities.

We will normally vote against shareholder proposals requiring that the company be put up for sale.



INVESTMENT COMPANIES
Many of our portfolios may invest in shares of closed-end funds or open-end funds (including exchange-traded funds). The non-corporate structure of these investments raises several unique proxy voting issues.

Amundi Pioneer will vote for:


o Establishment of new classes or series of shares.

o Establishment of a master-feeder structure.


Amundi Pioneer will vote on a case-by-case basis on:


o Changes in investment policy. We will normally support changes that do not affect the investment objective or overall risk level of the fund. We will examine more fundamental changes on a case-by-case basis.

o Approval of new or amended advisory contracts.

o Changes from closed-end to open-end format.


o Election of a greater number of independent directors.


o Authorization for, or increase in, preferred shares.

o Disposition of assets, termination, liquidation, or mergers.

o Classified boards of closed-end funds, but will typically support such proposals.


In general, business development companies (BDCs) are not considered investment companies for these purposes but are treated as corporate issuers.


ENVIRONMENTAL AND SOCIAL ISSUES
Amundi Pioneer believes that environmental and social issues may influence corporate performance and economic return. Indeed, by analyzing all of a company's risks and opportunities, Amundi Pioneer can better assess its intrinsic value and long-term economic prospects.

When evaluating proxy proposals relating to environmental or social issues, decisions are made on a case-by-case basis. We consider each of these proposals based on the impact to the company's shareholders and economic return, the specific circumstances at each individual company, any potentially adverse economic concerns, and the current policies and practices of the company.

For example, shareholder proposals relating to environmental and social issues, and on which we will vote on a base-by-case basis, may include those seeking that a company:

o Conduct studies regarding certain environmental or social issues;


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o Study the feasibility of the company taking certain actions with regard to such issues; or


o Take specific action, including adopting or ceasing certain behavior and adopting company standards and principles, in relation to such issues.

In general, Amundi Pioneer believes these issues are important and should receive management attention.

Amundi Pioneer will support proposals where we believe the proposal, if implemented, would improve the prospects for the long-term success of the business and would provide value to the company and its shareholders. Amundi Pioneer may abstain on shareholder proposals with regard to environmental and social issues in cases where we believe the proposal, if implemented, would not be in the economic interests of the company, or where implementing the proposal would constrain management flexibility or would be unduly difficult, burdensome or costly.

When evaluating proxy proposals relating to environmental or social issues, Amundi Pioneer may consider the following factors or other factors deemed relevant, given such weight as deemed appropriate:

o approval of the proposal helps improve the company's practices;

o approval of the proposal can improve shareholder value;



o the company's current stance on the topic is likely to have negative effects on its business position or reputation in the short, medium, or long term;



o the company has already put appropriate action in place to respond to the issue contained in the proposal;



o the company's reasoning against approving the proposal responds appropriately to the various points mentioned by the shareholder when the proposal was presented;



o the solutions recommended in the proposal are relevant and appropriate, and if the topic of the proposal would not be better addressed through another means.

In the event of failures in risk management relating to environmental and social issues, Amundi Pioneer may vote against the election of directors responsible for overseeing these areas.

Amundi Pioneer will vote against proposals calling for substantial changes in the company's business or activities. We will also normally vote against proposals with regard to contributions, believing that management should control the routine disbursement of funds.


CONFLICTS OF INTEREST
Amundi Pioneer recognizes that in certain circumstances a conflict of interest may arise when Amundi Pioneer votes a proxy.

A conflict of interest occurs when Amundi Pioneer's interests interfere, or appear to interfere, with the interests of Amundi Pioneer's clients.


A conflict may be actual or perceived and may exist, for example, when the matter to be voted on concerns:


o An affiliate of Amundi Pioneer, such as another company belonging to the Credit Agricole banking group ( "Credit Agricole Affiliate");



o An issuer of a security for which Amundi Pioneer acts as a sponsor, advisor, manager, custodian, distributor, underwriter, broker, or other similar capacity (including those securities specifically declared by its parent Amundi to present a conflict of interest for Amundi Pioneer);



o An issuer of a security for which Amundi has informed Amundi Pioneer that a Credit Agricole Affiliate acts as a sponsor, advisor, manager, custodian, distributor, underwriter, broker, or other similar capacity; or


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o A person with whom Amundi Pioneer (or any of its affiliates) has an existing, material contract or business relationship.

Any member of the Proxy Voting Oversight Group and any other associate involved in the proxy voting process with knowledge of any apparent or actual conflict of interest must disclose such conflict to the Proxy Coordinator and the Chief Compliance Officer of Amundi Pioneer and the Funds. If any associate is lobbied or pressured with respect to any voting decision, whether within or outside of Amundi Pioneer, he or she should contact a member of the Proxy Voting Oversight Group or Amundi Pioneer's Chief Compliance Officer.

The Proxy Voting Oversight Group will review each item referred to Amundi Pioneer by the proxy voting service to determine whether an actual or potential conflict of interest exists in connection with the proposal(s) to be voted upon. The review will be conducted by comparing the apparent parties affected by the proxy proposal being voted upon against the Controller's and Compliance Department's internal list of interested persons and, for any matches found, evaluating the anticipated magnitude and possible probability of any conflict of interest being present. The Proxy Voting Oversight Group may cause any of the following actions to be taken when a conflict of interest is present:

o Vote the proxy in accordance with the vote indicated under "Voting Guidelines," if a vote is indicated, or

o Direct the independent proxy voting service to vote the proxy in accordance with its independent assessment or that of another independent adviser appointed by Amundi Pioneer or the applicable client for this purpose.

If the Proxy Voting Oversight Group perceives a material conflict of interest, the Group may also choose to disclose the conflict to the affected clients and solicit their consent to proceed with the vote or their direction (including through a client's fiduciary or other adviser), or may take such other action in good faith (in consultation with counsel) that would protect the interests of clients.


For each referral item, the determination regarding the presence or absence of any actual or potential conflict of interest will be documented in a Conflicts of Interest Report prepared by the Proxy Coordinator.


The Proxy Voting Oversight Group will review periodically the independence of the proxy voting service. This may include a review of the service's conflict management procedures and other documentation and an evaluation as to whether the service continues to have the competency and capacity to vote proxies.


DECISIONS NOT TO VOTE PROXIES
Although it is Amundi Pioneer's general policy to vote all proxies in accordance with the principles set forth in this policy, there may be situations in which the Proxy Voting Oversight Group does not vote a proxy referred to it. For example, because of the potential conflict of interest inherent in voting shares of a Credit Agricole Affiliate, Amundi Pioneer will abstain from voting the shares unless otherwise directed by a client. In such a case, the Proxy Coordinator will inform Amundi Compliance before exercising voting rights.

There exist other situations in which the Proxy Voting Oversight Group may refrain from voting a proxy. For example, if the cost of voting a foreign security outweighs the benefit of voting, the Group may not vote the proxy. The Group may not be given enough time to process a vote, perhaps because it receives a meeting notice too late or it cannot obtain a translation of the agenda in the time available. If Amundi Pioneer has outstanding "sell" orders, the proxies for shares subject to the order may not be voted to facilitate the sale. Although Amundi Pioneer may hold shares on a company's record date, if the shares are sold prior to the meeting date the Group may decide not to vote those shares.


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SUPERVISION


ESCALATION

It is each associate's responsibility to contact his or her business unit head, the Proxy Coordinator, a member of the Proxy Voting Oversight Group or Amundi Pioneer's Chief Compliance Officer if he or she becomes aware of any possible noncompliance with this policy.



TRAINING

Amundi Pioneer will conduct periodic training regarding proxy voting and this policy. It is the responsibility of the business line policy owner and the applicable Compliance Department to coordinate and conduct such training.



RELATED POLICIES AND PROCEDURES

Amundi Pioneer's Investment Management, Inc. Books and Records Policy and the Books and Records of the Pioneer Funds' Policy.


RECORD KEEPING
The Proxy Coordinator shall ensure that Amundi Pioneer's proxy voting service:


o Retains a copy of each proxy statement received (unless the proxy statement is available from the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system);

o Retains a record of the vote cast;

o Prepares Form N-PX for filing on behalf of each client that is a registered investment company; and


o Is able to promptly provide Amundi Pioneer with a copy of the voting record upon its request.


The Proxy Coordinator shall ensure that for those votes that may require additional documentation (i.e. conflicts of interest, exception votes and case-by-case votes) the following records are maintained:

o A record memorializing the basis for each referral vote cast;


o A copy of any document created by Amundi Pioneer that was material in making the decision on how to vote the subject proxy;

o A copy of any recommendation or analysis furnished by the proxy voting service; and

o A copy of any conflict notice, conflict consent or any other written communication (including emails or other electronic communications) to or from the client (or in the case of an employee benefit plan, the plan's trustee or other fiduciaries) regarding the subject proxy vote cast by, or the vote recommendation of, Amundi Pioneer.

Amundi Pioneer shall maintain the above records in the client's file in accordance with applicable regulations.


RELATED REGULATIONS
Form N-1A, Form N-PX, ICA Rule 30b1-4, Rule 31a1-3, Rule 38a-1 and IAA 206(4) -6, Rule 204 -2


ADOPTED BY THE PIONEER FUNDS' BOARDS OF TRUSTEES
October 5, 2004


EFFECTIVE DATE:
October 5, 2004


REVISION DATES:
September 2009, December 2015, August 2017 and February 2019


                                                                   31237-01-0320
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PART C - OTHER INFORMATION


ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

Part A: Financial Highlights (not applicable).

Part B: The Registrant's Financial Statements, including the notes thereto, and the report of Ernst & Young LLP, thereon, as included in the Registrant's annual report for the fiscal year ended October 31, 2019, are incorporated by reference into Part B of this Registration Statement in the section entitled "Financial Statements.

2. Exhibits.

(a)(1)  Agreement and Declaration of Trust (1)
(a)(2)  Certificate of Trust (1)
(b)     By-Laws (1)
(c)     Not Applicable
(d)     See Declaration of Trust and By-Laws cited under
	Items 25(a)(1) and 25(b)
(e)     Not Applicable
(f)     Not Applicable
(g)     Management Agreement with Amundi Pioneer Asset
	Management, Inc. (3)
(h)     Underwriting Agreement between Amundi Pioneer Asset
	Management, Inc. and Amundi Pioneer Distributor, Inc. (3)
(i)     Not Applicable
(j)     Custodian Agreement (3)
(j)(2)  Appendix A to Custodian Agreement (October 1, 2019) (4)
(k)(1)  Amended and Restated Administration Agreement (October 1, 2019) (4)
(k)(2)  Transfer Agent Services Agreement (3)
(k)(3)	Expense Limit Agreement (3)
(l)     Opinion of Counsel (3)
(m)     Not Applicable.
(n)     Consent of Independent Registered Public Accounting Firm (4)
(o)     Not Applicable
(p)     Initial Share Purchase Agreement.(3)
(q)     Not Applicable
(r)     Code of Ethics (2)
(s)(1)  Power of Attorney (1)
(s)(2)  Power of Attorney for Diane Durnin (July 16, 2019) (4)
(s)(3)  Power of Attorney for John E. Baumgardner, Jr. (September 16, 2019) (4)

_______________________________________

(1) Previously filed. Incorporated herein by reference from the exhibits filed with the Registrant's Initial Registration Statement on Form N-2 (File Nos. 333-212537; 811-23172), as filed with the Securities and Exchange Commission on July 15, 2016 (Accession No. 0001193125-16-649322).

(2) Previously filed. Incorporated herein by reference from the exhibits filed with Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File Nos. 333-212537; 811-23172), as filed with the Securities and Exchange Commission on September 8, 2017 (SEC Accession No. 0001193125-17-280357).

(3) Previously filed. Incorporated herein by reference from the exhibits filed with Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File Nos. 333-212537; 811-23172), as filed with the Securities and Exchange Commission on July 13, 2018 (SEC Accession No. 0001679751-18-000002).

(4) Filed herewith.


ITEM 26. MARKETING ARRANGEMENTS

Reference is made to the Underwriting Agreement between Amundi Pioneer Asset Management, Inc. and Amundi Pioneer Distributor, Inc.


ITEM 27. OTHER EXPENSES AND DISTRIBUTION

 Not applicable.


ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

None.


ITEM 29. NUMBER OF HOLDERS OF SECURITIES

As of January 31, 2020, the number of record holders of each class of securities of the Registrant was

      (1)                                           (2)
Title of Class                            Number of Record Holders
--------------                            ------------------------
Common Shares (no par value)                         1


ITEM 30. INDEMNIFICATION

Except for the Trust's Agreement and Declaration of Trust, (the "Declaration"), establishing the Trust as a statutory trust under Delaware law, there is no contract, arrangement or statute under which any Trustee, officer, underwriter or affiliated person of the Trust is insured or indemnified. The Declaration provides that every person who is, or has been, a Trustee or an officer, employee or agent of the Trust shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee, officer, employee or agent and against amounts paid or incurred by him in the settlement thereof.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be available to Trustees, officers and controlling persons of the Trust pursuant to the foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a Trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.


ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Amundi Pioneer Asset Management, Inc. ("Amundi Pioneer") is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and is an indirect, wholly owned subsidiary of Amundi and Amundi's wholly owned subsidiary, Amundi USA, Inc. Amundi Pioneer manages investment companies, pension and profit sharing plans, trusts, estates or charitable organizations and other corporations or business entities.

To the knowledge of the Trust, none of Amundi Pioneer's directors or executive officers is or has been during their employment with Amundi Pioneer engaged in any other business, profession, vocation or employment of a substantial nature for the past two fiscal years. Certain directors and officers, however, may hold or may have held various positions with, and engage or have engaged in business for, the investment companies that Amundi Pioneer manages and/or other Amundi subsidiaries.


ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

The accounts and records are maintained at the Registrant's office at 60 State Street, Boston, Massachusetts 02109; contact the Treasurer.


ITEM 33. MANAGEMENT SERVICES

Not applicable.


ITEM 34. UNDERTAKINGS

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Registrant undertakes:

a. to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b. that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d. Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.


5. Not applicable.


6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prominent delivery within two business days of receipt of a written or oral request the Registrant's statement of additional information.


                                 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this Registration Statement meets all of the requirements for effectiveness under Rule 486(b) and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and the Commonwealth of Massachusetts, on the 26th day of February, 2020.

                                            PIONEER ILS BRIDGE FUND

				        By: /s/ Lisa M. Jones
                                            --------------------------
                                            Lisa M. Jones
                                            President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on February 26, 2020.

	Signature			Title


	/s/ Lisa M. Jones		President (Principal Executive Officer)
	----------------------		and Trustee
	Lisa M. Jones


	Mark E. Bradley*		Treasurer (Principal Financial and
	Mark E. Bradley			Accounting Officer)


	John E. Baumgardner, Jr.*       Trustee
	John E. Baumgardner, Jr.


	Diane Durnin*                   Trustee
	Diane Durnin


	Benjamin M. Friedman*           Trustee
	Benjamin M. Friedman


	Lorraine H. Monchak*		Trustee
	Lorraine H. Monchak


	Thomas J. Perna*		Chairman of the Board and
	Thomas J. Perna			Trustee


	Marguerite A. Piret*		Trustee
	Marguerite A. Piret


	Fred J. Ricciardi*		Trustee
	Fred J. Ricciardi


	Kenneth J. Taubes*		Trustee
	Kenneth J. Taubes


  *By: /s/ Lisa M. Jones                Dated: February 26, 2020
       ----------------------
       Lisa M. Jones
       Attorney-in-fact

                      EXHIBIT INDEX

(j)(2)  Appendix A to Custodian Agreement (October 1, 2019)

(k)(1)  Amended and Restated Administration Agreement
        (October 1, 2019)

(n)     Consent of Independent Registered Public Accounting Firm

(s)(2)  Power of Attorney for Diane Durnin (July 16, 2019)

(s)(3)  Power of Attorney for John E. Baumgardner, Jr.
        (September 16, 2019)